As filed with the Securities and Exchange Commission on November 4, 2010
Registration No. 333-167645
UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 4 to
Form S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Booz Allen Hamilton Holding Corporation
(Exact name of registrant as specified in its charter)

Delaware	7373	26-2634160
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

8283 Greensboro Drive
McLean, Virginia 22102
(703) 902-5000
(Address, including Zip Code, and Telephone Number, including Area Code, of Registrant’s Principal Executive Offices)

CG Appleby
Executive Vice President and General Counsel
8283 Greensboro Drive
McLean, Virginia 22102
(703) 902-5000
(Name, Address, including Zip Code, and Telephone Number, including Area Code, of Agent for Service)

Copies to:

Matthew E. Kaplan Debevoise & Plimpton LLP 919 Third Avenue New York, New York 10022 (212) 909-6000	Douglas S. Manya Booz Allen Hamilton Inc. 8283 Greensboro Drive McLean, Virginia 22102 (703) 902-5000	Rachel W. Sheridan Jason M. Licht Latham & Watkins LLP 555 Eleventh Street, NW Suite 1000 Washington, D.C. 20004 (202) 637-2200

Approximate date of commencement of proposed sale to the public:  As soon as practicable after the effective date hereof.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒	Smaller reporting company ☐

(Do not check if a smaller reporting company)

CALCULATION OF REGISTRATION FEE

	Proposed Maximum	Amount of
Title of Each Class of	Aggregate	Registration
Securities to be Registered	Offering Price(1)	Fee(2)
Class A common stock, $0.01 par value per share	$305,900,000	$21,810.67

(1)	Includes offering price of shares which the underwriters have the option to purchase. Estimated solely for the purpose of calculating the amount of the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended.

(2)	Of this amount, $21,390 was previously paid in connection with the initial filing of this Registration Statement on June 21, 2010.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state or jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED NOVEMBER 4, 2010

14,000,000 Shares

Class A Common Stock

This is an initial public offering of Class A common stock of Booz Allen Hamilton Holding Corporation. We are offering 14,000,000 shares of Class A common stock to be sold in this offering. No public market currently exists for our Class A common stock. The initial public offering price of our Class A common stock is expected to be between $17.00 and $19.00 per share.

We have been approved to list our Class A common stock on the New York Stock Exchange under the symbol “BAH.”

Investing in our Class A common stock involves risks. See “Risk Factors” beginning on page 18 of this prospectus.

	Per Share	Total

Initial public offering price	$	$
Underwriting discounts and commissions	$	$
Proceeds, before expenses, to us	$	$

The underwriters also may purchase up to 2,100,000 additional shares from us at the initial offering price less the underwriting discounts and commissions to cover over-allotments, if any.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares to purchasers on or about    , 2010.

Morgan Stanley	Barclays Capital

BofA Merrill Lynch	Credit Suisse

Stifel Nicolaus Weisel

BB&T Capital Markets	Lazard Capital Markets	Raymond James

    , 2010.

You should rely only on the information contained in this prospectus or any free writing prospectus prepared by or on behalf of us or to which we have referred you. Neither we nor the underwriters have authorized anyone to provide you with additional or different information. Neither this prospectus nor any free writing prospectus is an offer to sell anywhere or to anyone where or to whom we are not permitted to offer or to sell securities under applicable law. The information in this prospectus or any free writing prospectus is accurate only as of the date of this prospectus or such free writing prospectus, as applicable.

i

MARKET, INDUSTRY AND OTHER DATA

Information in this prospectus about each of the U.S. government defense, intelligence and civil markets, including our general expectations concerning those markets, our position within those markets and the amount of spending by the U.S. government on private contractors in any of those markets, is based on estimates prepared using data from independent industry publications, reports by market research firms, other published independent sources, including the U.S. government, and our good faith estimates and assumptions, which are derived from such data and our knowledge of and experience in these markets. Data provided by Bloomberg Finance L.P. cited in this prospectus is based on data from the Federal Procurement Data System. Although we believe these sources are credible, we have not verified the data or information obtained from these sources. By including such market data and industry information, we do not undertake a duty to provide such data in the future or to update such data if it is updated. Our estimates, in particular as they relate to our general expectations concerning the U.S. government defense, intelligence and civil markets, have not been verified by any independent source and involve risks and uncertainties and are subject to change based on various factors, including those discussed under the caption “Risk Factors.”

In several places in this prospectus, we present our compound annual growth rate, or CAGR, for our revenue over the last 15 fiscal years. We calculated our CAGR as our annualized revenue growth over the 15-year period taking into account the effects of annual compounding. We believe that a 15-year CAGR is an appropriate measurement of our growth because it demonstrates the rate at which we have grown our business over a meaningful period of time. The revenue data for the first ten years of the 15-year period was derived directly from our accounting system (JAMIS) because as a privately owned company we were not required to and did not prepare comparable financial statements in accordance with U.S. Generally Accepted Accounting Principles, or GAAP, for those periods. The revenue data for the last five years of the 15-year period was derived directly from our consolidated financial statements, which were prepared in accordance with GAAP.

SUPPLEMENTAL INFORMATION

Unless the context otherwise indicates or requires, as used in this prospectus, references to: (i) “we,” “us,” “our” or our “company” refer to Booz Allen Hamilton Holding Corporation, its consolidated subsidiaries and predecessors; (ii) “Booz Allen Holding” or “issuer” refers to Booz Allen Hamilton Holding Corporation exclusive of its subsidiaries; (iii) “Booz Allen Investor” refers to Booz Allen Hamilton Investor Corporation, a wholly-owned subsidiary of Booz Allen Holding; (iv) “Booz Allen Hamilton” refers to Booz Allen Hamilton Inc., our primary operating company and a wholly-owned subsidiary of Booz Allen Holding; (v) “fiscal,” when used in reference to any twelve-month period ended March 31, refers to our fiscal years ended March 31; and (vi) “pro forma 2009” refers to our unaudited pro forma results for the twelve months ended March 31, 2009, assuming the acquisition of Booz Allen Hamilton by Explorer Coinvest LLC, an entity controlled by The Carlyle Group and certain of its affiliated investment funds, had been completed as of April 1, 2008. Unless otherwise indicated, information contained in the prospectus is as of June 30, 2010.

We are organized and operate as a corporation. Our use of the term “partnership” in this prospectus reflects our collaborative culture, and our use of the term “partner” in this prospectus refers to our Chairman and our Executive and Senior Vice Presidents. The use of the terms “partnership” and “partner” is not meant to create any implication that we operate our company as, or have any intention to create a legal entity that is, a partnership.

Booz Allen Hamilton®, Transformation Life Cycletm, the Booz Allen Hamilton logo, and other trademarks or service marks of Booz Allen Hamilton Inc. appearing in this prospectus are property of Booz Allen Hamilton Inc. Trade names, trademarks and service marks of other companies appearing in this prospectus are the property of their respective owners.

We have made rounding adjustments to reach some of the figures included in this prospectus and, unless otherwise indicated, percentages presented in this prospectus are approximate.

ii

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus. This summary does not contain all of the information that you should consider before investing in our Class A common stock. You should read the entire prospectus carefully, including the “Risk Factors” section and our consolidated financial statements and the notes to those statements, before making an investment decision. Some of the statements in this summary constitute forward-looking statements. See “Special Note Regarding Forward-Looking Statements.”

Overview

We are a leading provider of management and technology consulting services to the U.S. government in the defense, intelligence and civil markets. Founded in 1914 by Edwin Booz, we have expanded beyond our management consulting foundation to develop deep expertise in technology, engineering and analytics. We began serving the U.S. government in 1940 by advising the Secretary of the Navy in preparation for World War II. Today, our approximately 23,800 people serve substantially all of the cabinet-level departments of the U.S. government and have strong and longstanding relationships with a diverse group of other organizations at all levels of the U.S. government. We support our clients in addressing complex and pressing challenges such as combating global terrorism, improving cyber capabilities, transforming the healthcare system, improving efficiency and managing change within the government and protecting the environment. We have grown our revenue organically, without relying on acquisitions, at an 18% CAGR over the 15-year period ended March 31, 2010, reaching $5.1 billion in revenue in fiscal 2010.

We derived 98% of our revenue in fiscal 2010 from services provided to over 1,300 clients across the U.S. government under more than 4,900 contracts and task orders. Our U.S. government clients include organizations at all levels of the U.S. government, ranging from executive departments to independent agencies and offices. We have served our top ten clients, or their predecessor organizations, for an average of over 20 years. We derived 87% of our revenue in fiscal 2010 from engagements for which we acted as the prime contractor. Also during fiscal 2010, we achieved an overall win rate of 57% on new contracts and task orders for which we competed and a win rate of more than 92% on re-competed contracts and task orders for existing or related business. As of June 30, 2010, our total backlog, including funded, unfunded, and priced options, was $9.5 billion, an increase of 26% over June 30, 2009.

We attribute the strength of our client relationships, the commitment of our people, and our resulting growth to our management consulting heritage and culture, which instills our relentless focus on delivering value and enduring results to our clients. We operate our business as a single profit center, which drives our ability to collaborate internally and compete externally. Our operating model is built on (1) our dedication to client service, which focuses on leveraging our experience and knowledge to provide differentiated insights, (2) our partnership-style culture and compensation system, which fosters collaboration and the efficient allocation of our people across markets, clients and opportunities, (3) our professional development and 360-degree assessment system, which ensures that our people are aligned with our collaborative culture, core values and ethics and (4) our approach to the market, which leverages our matrix of deep domain expertise in the defense, intelligence and civil markets and our strong capabilities in strategy and organization analytics, technology and operations.

Deployment of Capabilities to Serve Clients

The diagram below illustrates the way we deploy our four capability areas, including specified areas of expertise, to serve our defense, intelligence and civil clients. Our dynamic matrix of functional capabilities and domain expertise plays a critical role in our efforts to deliver proven results to our clients.

Market Opportunity

Large Addressable Markets

We believe that the U.S. government is the world’s largest consumer of management and technology consulting services. In U.S. government fiscal year 2009, we estimate that the Department of Defense and civil agencies within the U.S. government spent $93 billion on management and technology consulting services procured from private contractors. The agencies of the U.S. Intelligence Community that we serve represent an additional market.

Focus on Efficiency and Transforming Procurement Practices

There is pressure across the U.S. government to control spending while also improving services for citizens and aggressively pursuing numerous important policy initiatives. This has led to an increased focus on improving efficiency, including accomplishing more with fewer resources and reducing fraud, waste and abuse. Economic pressure has also driven an emphasis on greater accountability, transparency and spending effectiveness in U.S. government procurement practices. Recent efforts to reform procurement practices have focused on several areas, such as reducing organizational conflict of interest issues. We believe the

U.S. government will increasingly require objective management and technology consulting services in support of these efforts.

Complex Defense, Intelligence and Civil Agency Requirements

The U.S. government continually reassesses and updates its long-term priorities and develops new strategies to address the rapidly evolving and increasingly complex issues it faces. Current priorities within the U.S. government include enhancing cyber-capabilities and transforming the U.S. healthcare system. In order to deliver effective advice to support these and other priorities, service providers must possess a comprehensive knowledge of, and experience with, the participants, systems and technology employed by the U.S. government, and must also have an ability to facilitate knowledge sharing while managing varying objectives.

Major Changes Create Demand

Major changes in the government, political and overall economic landscape can be recurring in nature, such as the inauguration of a new presidential administration, or more sudden and unexpected, as was the case with the recent financial crisis and economic downturn. We believe that these types of changes will continue to create significant opportunities for us as clients seek out service providers with the flexibility to rapidly deploy intellectual capital, resources and capabilities.

Our Value Proposition to Our Clients

As a leading provider of management and technology consulting services to the U.S. government, we believe that we are well positioned to grow across markets characterized by increasing and rapid change.

Our People

Our success as a management and technology consulting firm is highly dependent upon the quality, integrity and dedication of our people.

•	Superior Talent Base. We have a highly educated talent base, and a significant percentage of our people hold government security clearances. We are able to renew and grow this talent base because of our commitment to professional development, our position as a leader in our markets, the high quality of our work and the appeal of our culture.

•	Focus on Talent Development. We continually develop our talent base by providing our people with the opportunity to work on important and complex problems, facilitating broad engagement at all levels of seniority and encouraging the development of substantive skills through continuing education.

•	Assessment System that Promotes Collaboration. We use our 360-degree assessment process to help promote and enforce the consistency of our collaborative culture, core values and ethics.

•	Core Values. Our core values, which are a key component of our success, are: client service, diversity, excellence, entrepreneurship, teamwork, professionalism, fairness, integrity, respect and trust.

Our Management Consulting Heritage

•	Our Approach to Client Service. Over the 70 years that we have been serving the U.S. government, we have cultivated relationships of trust with, and developed a comprehensive understanding of, our clients, which, together with our deep domain knowledge and capabilities, enable us to anticipate, identify and address their specific needs.

•	Partnership-Style Culture and Compensation System. We have a deeply ingrained culture of teamwork and collaboration, and we manage our company as a single profit center with a partner-style compensation system that focuses on the success of the institution over the success of the individual.

Our Client-Oriented Matrix Approach

We are able to address the complex and evolving needs of our clients and grow our business through the application of our matrix of deep domain knowledge and market-leading capabilities. Through this approach, we deploy our four key capabilities, strategy and organization, analytics, technology, and operations, across our client base. This approach enables us to quickly assemble and deploy client-focused teams comprised of people with the expertise needed to address the challenges facing our clients.

Our Strategy for Continued Growth

To serve our clients and grow our business, we intend to execute the following strategies:

•	Expand Our Business Base. We intend to deepen our existing client relationships, continue to help our clients rapidly respond to change and broaden our client base by leveraging our collaborative culture, our expertise and our reputation as a trusted partner and an industry leader.

•	Capitalize on Our Strengths in Emerging Areas. We will continue to leverage our deep domain expertise and broad capabilities to help our clients address emerging issues, including cyber, government efficiency and procurement, transformation of the healthcare system and Systems Engineering & Integration, or SE&I.

•	Continue to Innovate. We will continue to invest significant resources in our efforts to identify near-term developments and long-term trends that may present significant challenges or opportunities for our clients. We continue to invest in many initiatives at various stages of development, and are currently focused on cloud computing, advanced analytics, and the deployment of specialized services and capabilities in the financial sector, among others.

Recent Developments

We have presented certain operational data below as of September 30, 2010. We have also presented preliminary estimated financial information below for the three months ended September 30, 2010 based on currently available information. We have not finalized our financial results for the three- and six-month periods ended September 30, 2010. In addition, Ernst & Young LLP, our independent public accounting firm, has not performed any procedures with respect to the preliminary estimated financial information contained below, nor have they expressed any opinion or other form of assurance on such preliminary estimated financial information or its achievability. These preliminary estimates should not be regarded as a representation by us, our management or the underwriters as to our actual financial results for the three- and six-month periods ended September 30, 2010. The preliminary estimated financial information presented below is subject to change, and our actual financial results may differ from such preliminary estimates.

As of September 30, 2010, our total backlog was approximately $11.0 billion, a 32% increase over September 30, 2009, and included $3.1 billion of funded backlog, $2.8 billion of unfunded backlog and $5.1 billion of priced options. As of September 30, 2010, we employed approximately 25,100 people, compared to approximately 22,800 people employed as of September 30, 2009.

For the three months ended September 30, 2010, we estimate that revenue will be in a range of approximately $1,360.0 million to $1,375.0 million, compared to $1,279.3 million for the three months ended September 30, 2009. Net income for the three months ended September 30, 2010 is estimated to be in a range of approximately $14.5 million to $15.0 million, compared to $10.8 million for the three months ended September 30, 2009. Adjusted EBITDA and Adjusted Net Income are estimated to be in a range of approximately $100.7 million to $101.7 million and a range of approximately $28.3 million to $28.8 million, respectively, for the three months ended September 30, 2010, compared to $96.3 million and $26.2 million, respectively, for the three months ended September 30, 2009. For a discussion of our presentation of Adjusted EBITDA and Adjusted Net Income, see footnote 8 to “Summary of Historical Consolidated Financial and Other Data” beginning on page 11 of this prospectus.

The following table reconciles our estimated net income to our estimated Adjusted EBITDA.

	The Company
	Three Months
	Ended September 30,
	2009	2010
	(As Adjusted)
	(Unaudited)
	(In millions)

Net income	$10.8	$14.5-15.0
Income tax expense	10.4	11.1-11.6
Interest and other expense, net	36.7	45.6
Depreciation and amortization(a)	24.0	19.6
Certain stock-based compensation expense(b)	14.0	9.8
Transaction expenses(c)	—	0.1
Purchase accounting adjustments(d)	0.4	—

Adjusted EBITDA	$96.3	$100.7-101.7

(a)	Includes amortization of intangible assets resulting from the acquisition.

(b)	Reflects stock-based compensation expense for new options for Class A common stock and restricted shares, in each case issued in connection with the acquisition under the Officers’ Rollover Stock Plan that was established in connection with the acquisition. Expense is based on vesting schedules from three to five years, which is dependent on whether officers were classified as retirement or non-retirement eligible at the time of the acquisition. Also reflects stock-based compensation expense for Equity Incentive Plan Class A common stock options issued in connection with the acquisition under the Equity Incentive Plan that was established in connection with the acquisition.

(c)	Reflects certain external administrative and other expenses incurred in connection with this offering.

(d)	Reflects adjustments resulting from the application of purchase accounting in connection with the acquisition not otherwise included in depreciation and amortization.

The following table reconciles our estimated net income to our estimated Adjusted Net Income.

	The Company
	Three Months
	Ended September 30,
	2009	2010
	(As Adjusted)
	(Unaudited)
	(In millions)

Net income	$10.8	$14.5-15.0
Certain stock-based compensation expense(a)	14.0	9.8
Transaction expenses(b)	—	0.1
Purchase accounting adjustments(c)	0.4	—
Amortization of intangible assets(d)	10.2	7.2
Amortization or write-off of debt issuance costs and write-off of OID	1.1	6.0
Adjustments for tax effect(e)	(10.3)	(9.3)

Adjusted Net Income	$26.2	$28.3-28.8

(a)	Reflects stock-based compensation expense for new options for Class A common stock and restricted shares, in each case issued in connection with the acquisition under the Officers’ Rollover Stock Plan that was established in connection with the acquisition. Expense is based on vesting schedules from three to five years, which is dependent on whether officers were classified as retirement or non-retirement eligible at the time of the acquisition. Also reflects stock-based compensation expense for Equity Incentive Plan Class A common stock options issued in connection with the acquisition under the Equity Incentive Plan that was established in connection with the acquisition.

(b)	Reflects certain external administrative and other expenses incurred in connection with this offering.

(c)	Reflects adjustments resulting from the application of purchase accounting in connection with the acquisition.

(d)	Reflects amortization of intangible assets resulting from the acquisition.

(e)	Reflects taxes on adjustments at an assumed marginal tax rate of 40%. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Factors and Trends Affecting Our Results of Operations — Income Taxes” and our consolidated financial statements and related footnotes included in this prospectus.

Our Corporate Structure

The following chart illustrates our corporate structure, including common stock ownership percentages, after giving effect to this offering.

(1)	Represents 71%, 10% and 19% of the total voting power in our company, respectively, excluding shares of common stock with respect to which Carlyle has received a voting proxy pursuant to new irrevocable proxy and tag-along agreements. See “Certain Relationships and Related Party Transactions — Related Person Transactions — Irrevocable Proxy and Tag-Along Agreements.”

(2)	Guarantor of the senior credit facilities and mezzanine credit facility.

(3)	Refers to our senior secured loan facilities providing for a $125.0 million Tranche A term facility, $585.0 million Tranche B term facility, $350.0 million Tranche C term facility and $245.0 million revolving credit facility. As of June 30, 2010, we had $1,018.6 million outstanding under our senior credit facilities.

(4)	Refers to our $550.0 million mezzanine term loan facility. As of June 30, 2010, on a pro forma as adjusted basis after giving effect to (i) this offering and the use of the net proceeds therefrom, which is based on the midpoint of the price range set forth on the cover page of this prospectus, and (ii) the repayment of $85.0 million of indebtedness outstanding under our mezzanine credit facility, we would have had $239.8 million of debt outstanding under our mezzanine credit facility.

Our Principal Stockholder

Our principal stockholder is Explorer Coinvest LLC, or Coinvest, an entity controlled by The Carlyle Group and certain of its affiliated investment funds. Coinvest became our principal stockholder in our July 2008 merger transaction, which, together with the spin off of our commercial and international business and the related transactions, is referred to in this prospectus as the acquisition. See “The Acquisition and Recapitalization Transaction.”

The Carlyle Group is a global alternative asset manager with $90.6 billion under management committed to 66 funds as of June 30, 2010. Carlyle invests in buyouts, growth capital, real estate and leveraged finance in North America, Europe, Asia, Australia, the Middle East and North Africa, and Latin America focusing on aerospace and defense, automotive and transportation, consumer and retail, energy and power, financial services, healthcare, industrial, infrastructure, technology and business services and telecommunications and media. Since 1987, the firm has invested $61.2 billion of equity in 983 transactions for a total purchase price of $233.4 billion. Carlyle employs 888 people in 27 offices throughout the world.

As of November 1, 2010, Carlyle, through Coinvest, owned 77% of our outstanding common stock, representing 79% of the total voting power in our company. Following the completion of this offering and assuming that the underwriters do not exercise their option to purchase additional shares of Class A common stock, Carlyle will continue to own 69% of our outstanding common stock, representing 71% of the total voting power in our company, excluding shares of common stock with respect to which Carlyle has received a voting proxy pursuant to new irrevocable proxy and tag-along agreements. See “Certain Relationships and Related Party Transactions — Related Person Transactions — Irrevocable Proxy and Tag-Along Agreements.” Because of certain voting and other provisions of the current stockholders agreement, Carlyle may be deemed to share beneficial ownership over shares of common stock held by other stockholders. Of the seven members currently serving on our board of directors, or the Board, four were designated by Carlyle. Under the terms of an amended and restated stockholders agreement to be entered into among Booz Allen Holding and Coinvest in connection with this offering, Carlyle will continue to have the right to designate a majority of the Board nominees for election, Carlyle will also continue to have the voting power to elect such nominees following the completion of the offering. In addition, the amended and restated stockholders agreement will continue to provide rights and restrictions with respect to certain transactions in our securities entered into by Coinvest or certain other stockholders. See “Certain Relationships and Related Party Transactions — Related Person Transactions — Stockholders Agreement.”

Company Information

We are incorporated under the laws of the state of Delaware. Our principal executive office is located at 8283 Greensboro Drive, McLean, Virginia 22102, and our telephone number is (703) 902-5000. Our website is www.boozallen.com and is included in this prospectus as an inactive textual reference only. The information contained on, or that may be accessed through, our website is not part of, and is not incorporated into, this prospectus.

The Offering

Class A common stock offered by us	14,000,000 shares

Class A common stock outstanding after the offering	120,622,350 shares

Option to purchase additional shares of Class A common stock	The underwriters have a 30-day option to purchase an additional 2,100,000 shares of Class A common stock from us.

Proposed New York Stock Exchange symbol	“BAH”

Use of proceeds	We estimate that our net proceeds from the offering, after deducting underwriting discounts and commissions and estimated offering expenses payable by us, will be approximately $229.9 million, based on the midpoint of the price range set forth on the cover page of this prospectus. We intend to use the net proceeds from this offering to repay $223.2 million of indebtedness outstanding under our mezzanine credit facility and pay a related prepayment penalty of $6.7 million. See “Use of Proceeds.” Certain of the underwriters of this offering or their affiliates are lenders under our senior credit facilities and mezzanine credit facility. Accordingly, certain of the underwriters may receive net proceeds from this offering in connection with the repayment of our mezzanine credit facility. See “Underwriting.”

Risk factors	See “Risk Factors” and other information included in this prospectus for a discussion of factors you should carefully consider before deciding whether to invest in shares of our Class A common stock.

Dividend policy	We do not expect to pay dividends on our Class A common stock for the foreseeable future.

Conflicts of interest	We intend to use certain of the net proceeds of this offering to repay a portion of the mezzanine credit facility under which an affiliate of Credit Suisse Securities (USA) LLC is a lender. Since Credit Suisse Securities (USA) LLC’s affiliate will receive at least 5% of the net proceeds of this offering in connection with this repayment, Credit Suisse Securities (USA) LLC, a member of the Financial Industry Regulatory Authority, or FINRA, may be deemed to have a “conflict of interest” with us under FINRA’s NASD Conduct Rule 2720. Accordingly, this offering will be conducted in compliance with the requirements of such rule. See “Underwriting — Conflicts of Interest.”

Following this offering, we will have four classes of authorized common stock: Class A common stock, Class B non-voting common stock, Class C restricted common stock and Class E special voting common stock. As of November 1, 2010, 3,053,130, 2,028,270 and 12,348,860 shares of our Class B non-voting common stock, Class C restricted common stock and Class E special voting common stock were outstanding. The rights of the holders of Class A common stock, Class C restricted common stock and Class E special voting common stock are identical, except with respect to participation in dividends and other distributions, vesting and conversion. Class A common stock, Class C restricted common stock and Class E special voting common stock are entitled to one vote per share on all matters voted on by our stockholders. The Class B common stock is non-voting common stock. When stock options related to our Class E common stock are exercised, we will repurchase the underlying share of Class E common stock and issue a share of Class A common stock to the option holder. See “Description of Capital Stock.”

The number of shares of our Class A common stock to be outstanding immediately after the offering is based on the number of shares of Class A common stock outstanding as of November 1, 2010. Such number excludes:

•	25,133,420 shares of Class A common stock reserved for issuance under our Equity Incentive Plan, including shares issuable upon the exercise of outstanding stock options;

•	11,645,679 shares of Class A common stock (excluding fractional shares which will be redeemed for cash) reserved for issuance under our Officers’ Rollover Stock Plan upon the exercise of outstanding stock options related to outstanding shares of our Class E special voting common stock and our mandatory repurchase of those shares in connection with such exercise; and

•	5,081,400 shares of Class A common stock issuable upon transfer of outstanding Class B non-voting common stock and Class C restricted common stock.

Unless we indicate otherwise, the information in this prospectus:

•	reflects a 10-for-1 split of our outstanding common stock to be effected prior to the completion of this offering. The stock split will be effected to reduce the per share price of our Class A common stock to a more customary level for an initial public offering and an initial listing on a national securities exchange;

•	gives effect to amendments to our certificate of incorporation and bylaws to be adopted prior to the completion of this offering and the related elimination of our Class D merger rolling common stock and Class F non-voting restricted common stock prior to the completion of this offering;

•	assumes the issuance of 14,000,000 shares of Class A common stock in this offering;

•	assumes that the initial public offering price of our Class A common stock will be $18.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus;

•	assumes that the underwriters will not exercise their over-allotment option; and

•	presents indebtedness outstanding under our senior credit facilities and our mezzanine credit facility as of any particular date net of unamortized discount.

SUMMARY OF HISTORICAL CONSOLIDATED FINANCIAL AND OTHER DATA

The following tables provide a summary of our historical consolidated financial and other data for the periods indicated. The summary consolidated financial data for fiscal 2008 and fiscal 2010 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. The summary consolidated financial data as of June 30, 2010 and for the three months ended June 30, 2009 and 2010 have been derived from our unaudited consolidated financial statements included elsewhere in this prospectus. Our historical results are not necessarily indicative of the results that may be expected for any future period, and the unaudited interim results for the three months ended June 30, 2010 are not necessarily indicative of results that may be expected for fiscal 2011. The information below should be read in conjunction with “Capitalization,” “Selected Historical Consolidated Financial and Other Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and the consolidated financial statements and notes thereto included in this prospectus.

As discussed in more detail under “The Acquisition and Recapitalization Transaction,” Booz Allen Hamilton was indirectly acquired by Carlyle on July 31, 2008. Immediately prior to the acquisition, Booz Allen Hamilton spun-off its commercial and international business and retained its U.S. government business. The accompanying consolidated financial statements included elsewhere in this prospectus are presented for (1) the “Predecessor,” which are the financial statements of Booz Allen Hamilton and its consolidated subsidiaries for the period preceding the acquisition, and (2) the “Company,” which are the financial statements of Booz Allen Holding and its consolidated subsidiaries for the period following the acquisition. Prior to the acquisition, Booz Allen Hamilton’s U.S. government business is presented as the continuing operations of the Predecessor. The Predecessor’s consolidated financial statements have been presented for the twelve months ended March 31, 2008 and the four months ended July 31, 2008. The operating results of the commercial and international business that was spun off by Booz Allen Hamilton effective July 31, 2008 have been presented as discontinued operations in the Predecessor consolidated financial statements and the related notes included in this prospectus. The Company’s consolidated financial statements for periods subsequent to the acquisition have been presented from August 1, 2008 through March 31, 2009, for the twelve months ended March 31, 2010 and for the three months ended June 30, 2009 and 2010. The Predecessor’s financial statements may not necessarily be indicative of the cost structure or results of operations that would have existed if the U.S. government business operated as a stand-alone, independent business. The acquisition was accounted for as a business combination, which resulted in a new basis of accounting. The Predecessor’s and the Company’s financial statements are not comparable as a result of applying a new basis of accounting. See Notes 1, 2, 4, and 24 to our consolidated financial statements for additional information regarding the accounting treatment of the acquisition and discontinued operations.

The results of operations for fiscal 2008 and the three months ended June 30, 2009 are presented “as adjusted” to reflect the change in accounting principle related to our revenue recognition policies as described in “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Critical Accounting Estimates and Policies.”

Included in the table below are unaudited pro forma results of operations for the twelve months ended March 31, 2009, or “pro forma 2009,” assuming the acquisition had been completed as of April 1, 2008. The unaudited pro forma condensed consolidated results of operations for fiscal 2009 are based on our historical audited consolidated financial statements included elsewhere in this prospectus, adjusted to give pro forma effect to the acquisition. The unaudited pro forma condensed consolidated results of operations for fiscal 2009 are presented because management believes it provides a meaningful comparison of operating results enabling twelve months of fiscal 2009, adjusted for the impact of the acquisition, to be compared with fiscal 2010. The unaudited pro forma condensed consolidated financial statements are for informational purposes only and do not purport to represent what our actual results of operations would have been if the acquisition had been completed as of April 1, 2008 or that may be achieved in the future. The unaudited pro forma condensed consolidated financial information and the accompanying notes should be read in conjunction with our historical audited consolidated financial statements and related notes appearing elsewhere in this prospectus and other financial information contained in “Risk Factors,” “The Acquisition and Recapitalization Transaction,” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in this prospectus. See “Management’s Discussion and Analysis of Financial

Condition and Results of Operations — Results of Operations” for a description of the pro forma adjustments attributable to the acquisition.

	Predecessor	The Company
		Pro Forma
	Fiscal Year Ended	Fiscal Year Ended	Fiscal Year Ended	Three Months Ended June 30,
	March 31, 2008	March 31, 2009(1)	March 31, 2010	2009	2010
	(As adjusted)			(Unaudited)	(Unaudited)
				(As adjusted)
	(In thousands, except share and per share data)

Consolidated Statement of Operations Data:
Revenue	$3,625,055	$4,351,218	$5,122,633	$1,229,459	$1,341,929
Operating costs and expenses:
Cost of revenue	2,028,848	2,296,335	2,654,143	638,690	677,095
Billable expenses	935,459	1,158,320	1,361,229	329,681	356,286
General and administrative expenses	474,188	723,827	811,944	184,734	200,419
Depreciation and amortization	33,079	106,335	95,763	24,003	19,384

Total operating costs and expenses	3,471,574	4,284,817	4,923,079	1,177,108	1,253,184

Operating income	153,481	66,401	199,554	52,351	88,745
Interest income	2,442	5,312	1,466	515	312
Interest expense	(2,319)	(146,803)	(150,734)	(36,371)	(40,353)
Other expense, net	(1,931)	(182)	(1,292)	(523)	(619)

Income (loss) from continuing operations before income taxes	151,673	(75,272)	48,994	15,972	48,085
Income tax (benefit) expense from continuing operations	62,693	(25,831)	23,575	7,547	19,916

Income (loss) from continuing operations	88,980	$(49,441)	25,419	8,425	28,169

Loss from discontinued operations	(71,106)		—	—	—

Net income	$17,874		$25,419	$8,425	$28,169

Weighted average common shares outstanding(2)(3):
Basic	1,757,000	105,695,340	106,477,650	105,699,180	107,442,650
Diluted	2,053,338	105,695,340	116,228,380	111,557,520	120,955,620
Earnings per share from continuing operations(2)(3):
Basic	$50.64	$(0.47)	$0.24	$0.08	$0.26
Diluted	43.33	(0.47)	0.22	0.08	0.23
Pro forma earnings per share from continuing operations (unaudited)(3)(4):
Basic			$0.26		$0.28
Diluted			0.24		0.25
Pro forma as adjusted weighted average shares outstanding(unaudited)(3)(5):
Basic			120,477,650		121,442,650
Diluted			130,228,380		134,955,620
Pro forma as adjusted earnings per share from continuing operations(unaudited)(3)(6):
Basic			$0.28		$0.28
Diluted			0.26		0.25
Dividends declared per share (unaudited)(3)	$—	$—	$5.73(7)	$—	$—

	Predecessor	The Company
		Pro Forma
	Fiscal Year Ended	Fiscal Year Ended	Fiscal Year Ended	Three Months Ended June 30,
	March 31, 2008	March 31, 2009(1)	March 31, 2010	2009	2010
	(As adjusted)			(Unaudited)	(Unaudited)
				(As adjusted)
	(In thousands, except share and per share data)

Consolidated Statement of Cash Flow Data:
Net cash provided by operating activities of continuing operations			$270,484	$(61,711)	$10,011
Net cash used in investing activities of continuing operations			(10,991)	(6,568)	(14,829)
Net cash used in financing activities of continuing operations			(372,560)	(3,025)	(2,406)
Other Financial Data (unaudited):
Adjusted EBITDA(8)	$226,874	$277,344	$368,323	$100,996	$121,545
Adjusted Net Income(8)			$97,001	$30,014	$41,661
Free Cash Flow(8)			$221,213	$(68,279)	$(6,202)

	Predecessor		The Company
	As of March 31,		As of March 31,		As of June 30,
	2008		2009	2010	2009	2010
Other Data (unaudited):
Backlog (in thousands)(9)	N/A	(10)	$7,278,782	$9,012,923	$7,503,772	$9,488,823
Employees	18,822		21,614	23,315	22,492	23,848

	The Company
	As of June 30, 2010
			Pro Forma as
	Actual	Pro Forma(11)	Adjusted(11)
		(Unaudited)	(Unaudited)
		(In thousands)

Consolidated Balance Sheet Data:
Cash and cash equivalents	$300,611	$213,061	$215,760
Working capital	648,622	563,831	573,776
Total assets	3,015,262	2,924,323	2,915,424
Long-term debt, net of current portion	1,542,063	1,457,786	1,236,512
Stockholders’ equity	552,676	548,773	768,393

(1)	See “Selected Historical Consolidated Financial and Other Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operation — Results of Operations” for further information regarding our unaudited pro forma condensed consolidated results of operations.

(2)	Basic earnings per share for the Company has been computed using the weighted average number of shares of Class A common stock, Class B non-voting common stock and Class C restricted common stock outstanding during the period. The Company’s diluted earnings per share has been computed using the weighted average number of shares of Class A common stock, Class B non-voting common stock and Class C restricted common stock including the dilutive effect of outstanding common stock options and other stock-based awards. The weighted average number of Class E special voting common stock has not been included in the calculation of either basic earnings per share or diluted earnings per share due to the terms of such common stock.

Basic earnings per share for the Predecessor has been computed using the weighted average number of shares of Class A common stock outstanding during the period. The Predecessor’s diluted earnings per share has been computed using the weighted average number of shares of Class A common stock including the dilutive effect of outstanding stock-based awards.

(3)	Amounts for the Company have been adjusted to reflect a 10-for-1 split of our outstanding common stock to be effected prior to the completion of this offering.

(4)	Pro forma earnings per share for fiscal 2010 and the three months ended June 30, 2010 gives effect to the net reduction in interest expense related to the repayment of $85.0 million of indebtedness under our mezzanine credit facility on August 2, 2010, as if such repayment had occurred on April 1, 2009.

(5)	Includes 14,000,000 shares of Class A common stock offered by us in this offering.

(6)	Pro forma as adjusted earnings per share for fiscal 2010 and the three months ended June 30, 2010 gives effect to the net reduction in interest expense related to (i) the repayment of $85.0 million of indebtedness under our mezzanine credit facility on August 2, 2010 and (ii) the use of the net proceeds from the sale of 14,000,000 shares of Class A common stock in this offering at an assumed offering price of $18.00, the midpoint of the range set forth on the cover page of this prospectus, to repay borrowings under our mezzanine credit facility, as if each had occurred on April 1, 2009.

(7)	Reflects the payment of special dividends in the aggregate amount of $114.9 million and $497.5 million to holders of record of our Class A common stock, Class B non-voting common stock and Class C restricted common stock as of July 29, 2009 and December 8, 2009, respectively.

(8)	“Adjusted EBITDA” represents net income before income taxes, net interest and other expense and depreciation and amortization and before certain other items, including: (i) certain stock option-based and other equity-based compensation expenses, (ii) transaction costs, fees, losses and expenses, (iii) the impact of the application of purchase accounting and (iv) any extraordinary, unusual or non-recurring items. We prepare Adjusted EBITDA to eliminate the impact of items we do not consider indicative of ongoing operating performance due to their inherent unusual, extraordinary or non-recurring nature or because they result from an event of a similar nature.

We utilize and discuss Adjusted EBITDA because our management uses this measure for business planning purposes, including to manage the business against internal projected results of operations and measure the performance of the business generally. We view Adjusted EBITDA as a measure of our core operating business because it excludes the impact of the items described above on our results of operations as these items are generally not operational in nature. Adjusted EBITDA also provides another basis for comparing period to period results by excluding potential differences caused by non-operational and unusual, extraordinary or non-recurring items. We also present Adjusted EBITDA in this prospectus as a supplemental performance measure because we believe that this measure provides investors and securities analysts with important supplemental information with which to evaluate our performance and to enable them to assess our performance on the same basis as management.

Adjusted EBITDA as discussed in this prospectus may vary from and may not be comparable to similarly titled measures presented by other companies in our industry. Adjusted EBITDA is different from the term “EBITDA” as it is commonly used, and Adjusted EBITDA also varies from (i) the measure “Consolidated EBITDA” discussed in this prospectus under “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources — Indebtedness” and (ii) the measures “EBITDA” and “Bonus EBITDA” discussed in this prospectus under “Executive Compensation.” Adjusted EBITDA is not a recognized measurement under GAAP and when analyzing our performance, investors should (i) evaluate each adjustment in our reconciliation of net income to Adjusted EBITDA and the explanatory footnotes regarding those adjustments and (ii) use Adjusted EBITDA in addition to, and not as an alternative to, operating income or net income as a measure of operating results, each as defined under GAAP.

The following table reconciles net income to Adjusted EBITDA:

	Predecessor	The Company
		Pro Forma			Three Months
	Fiscal Year Ended	Fiscal Year Ended		Fiscal Year Ended	Ended June 30,
	March 31, 2008	March 31, 2009		March 31, 2010	2009	2010
	(As adjusted)				(Unaudited)	(Unaudited)
					(As adjusted)
		(In thousands)
Net income (loss)	$17,874	$(49,441	)(a)	$25,419	$8,425	$28,169
Income tax (benefit) expense	62,693	(25,831)		23,575	7,547	19,916
Interest and other expense, net	1,808	141,673		150,560	36,379	40,660
Depreciation and amortization(b)	33,079	106,335		95,763	24,003	19,384
Certain stock-based compensation expense(c)	35,013	82,019		68,517	24,242	13,344
Transaction expenses(d)	5,301	19,512		3,415	—	72
Purchase accounting adjustments(e)	—	3,077		1,074	400	—
Non-recurring items(f)	71,106	—		—	—	—

Adjusted EBITDA	$226,874	$277,344		$368,323	$100,996	$121,545

(a)	Represents loss from continuing operations.
(b)	Includes $57.8 million and $40.6 million in pro forma 2009 and fiscal 2010, respectively, of amortization of intangible assets resulting from the acquisition. Includes $10.1 million and $7.2 million in the three months ended June 30, 2009 and 2010, respectively, of amortization of intangible assets resulting from the acquisition.

(c)	Reflects (i) $35.0 million of expense in fiscal 2008 for stock rights under the Predecessor’s Officer Stock Rights Plan, which were accounted for as liability awards, and (ii) $70.5 million and $49.3 million of stock-based compensation expense in pro forma 2009 and fiscal 2010, respectively, and $16.6 million and $9.5 million of stock-based compensation expense in the three months ended June 30, 2009 and 2010, respectively, for new options for Class A common stock and restricted shares, in each case, issued in connection with the acquisition under the Officers’ Rollover Stock Plan that was established in connection with the acquisition. Expense is based on vesting schedules from three to five years, which is dependent on whether officers were classified as retirement or non-retirement eligible at the time of the acquisition. Also reflects $11.5 million and $19.2 million of stock-based compensation expense in pro forma 2009 and fiscal 2010, respectively, and $7.7 million and $3.8 million of stock-based compensation expense in the three months ended June 30, 2009 and 2010, respectively, for Equity Incentive Plan Class A common stock options issued in connection with the acquisition under the Equity Incentive Plan that was established in connection with the acquisition.

(d)	Fiscal 2008 and pro forma 2009 reflect charges related to the acquisition, including legal, tax and accounting expenses. Fiscal 2010 reflects costs related to the modification of our credit facilities, the establishment of the Tranche C term loan facility under our senior credit facilities and the related payment of special dividends. See “Acquisition and Recapitalization Transaction.” The three months ended June 30, 2010 reflects certain external administrative and other expenses incurred in connection with this offering.
(e)	Reflects adjustments resulting from the application of purchase accounting in connection with the acquisition not otherwise included in depreciation and amortization.
(f)	Reflects loss from discontinued operations.

“Adjusted Net Income” represents net income before: (i) certain stock option-based and other equity-based compensation expenses, (ii) transaction costs, fees, losses and expenses, (iii) the impact of the application of purchase accounting, (iv) adjustments related to the amortization of intangible assets, (v) amortization or write-off of debt issuance costs and write-off of original issue discount, or OID, and

(vi) any extraordinary, unusual or non-recurring items, in each case net of the tax effect calculated using an assumed effective tax rate. We prepare Adjusted Net Income to eliminate the impact of items, net of tax, we do not consider indicative of ongoing operating performance due to their inherent unusual, extraordinary or non-recurring nature or because they result from an event of a similar nature.

We utilize and discuss Adjusted Net Income because our management uses this measure for business planning purposes, including to manage the business against internal projected results of operations and measure the performance of the business generally. We view Adjusted Net Income as a measure of our core operating business because it excludes the items described above, net of tax, which are generally not operational in nature. We also present Adjusted Net Income in this prospectus as a supplemental performance measure because we believe that this measure provides investors and securities analysts with important supplemental information with which to evaluate our performance, long-term earnings potential and to enable them to assess our performance on the same basis as management.

Adjusted Net Income as discussed in this prospectus may vary from and may not be comparable to similarly titled measures presented by other companies in our industry. Adjusted Net Income is not a recognized measurement under GAAP and when analyzing our performance, investors should (i) evaluate each adjustment in our reconciliation of net income to Adjusted Net Income and the explanatory footnotes regarding those adjustments and (ii) use Adjusted Net Income in addition to, and not as an alternative to, operating income or net income as a measure of operating results, each as defined under GAAP.

The following table reconciles net income to Adjusted Net Income:

	The Company	Three Months
	Fiscal Year Ended	Ended June 30,
	March 31, 2010	2009	2010
		(Unaudited)	(Unaudited)
		(As adjusted)
	(In thousands)

Net income (loss)	$25,419	$8,425	$28,169
Certain stock-based compensation expense(a)	68,517	24,242	13,344
Transaction expenses(b)	3,415	—	72
Purchase accounting adjustments(c)	1,074	400	—
Amortization of intangible assets(d)	40,597	10,120	7,158
Amortization or write-off of debt issuance costs and write-off of OID	5,700	1,219	1,913
Adjustments for tax effect(e)	(47,721)	(14,392)	(8,995)

Adjusted Net Income	$97,001	$30,014	$41,661

(a)	Reflects $49.3 million of stock-based compensation expense in fiscal 2010 and $16.6 million and $9.5 million of stock-based compensation expense in the three months ended June 30, 2009 and 2010, respectively, for new options for Class A common stock and restricted shares, in each case, issued in connection with the acquisition under the Officers’ Rollover Stock Plan that was established in connection with the acquisition. Expense is based on vesting schedules from three to five years, which is dependent on whether officers were classified as retirement or non-retirement eligible at the time of the acquisition. Also reflects $19.2 million of stock-based compensation expense in fiscal 2010 and $7.7 million and $3.8 million of stock-based compensation expense in the three months ended June 30, 2009 and 2010, respectively, for Equity Incentive Plan Class A common stock options issued in connection with the acquisition under the Equity Incentive Plan that was established in connection with the acquisition.

(b)	Fiscal 2010 reflects costs related to the modification of our credit facilities, the establishment of the Tranche C term loan facility under our senior credit facilities and the related payment of special dividends. See “Acquisition and Recapitalization Transaction.” The three months ended June 30, 2010 reflects certain external administrative and other expenses incurred in connection with this offering.
(c)	Reflects adjustments resulting from the application of purchase accounting in connection with the acquisition.
(d)	Reflects amortization of intangible assets resulting from the acquisition.
(e)	Reflects taxes on adjustments at an assumed marginal tax rate of 40%. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Factors and Trends Affecting Our Results of Operations — Income Taxes” and our consolidated financial statements and related footnotes included in this prospectus.

“Free Cash Flow” represents (i) net cash provided by operating activities of continuing operations after (ii) purchases of property and equipment, each as presented in our consolidated statements of cash flows. We utilize and discuss Free Cash Flow because our management uses this measure for business planning purposes, to measure the cash generating ability of our operating business after the impact of cash used to purchase property and equipment, and to measure our liquidity generally. We also present Free Cash Flow in this prospectus as a supplemental liquidity measure because we believe that this measure provides investors and securities analysts with important supplemental information with which to evaluate our liquidity and to enable them to assess our liquidity on the same basis as management.
Free Cash Flow as discussed in this prospectus may vary from and may not be comparable to similarly titled measures presented by other companies in our industry. Free Cash Flow is not a recognized measurement under GAAP and when analyzing our liquidity, investors should use Free Cash Flow in addition to, and not as an alternative to, cash flows, as defined under GAAP, as a measure of liquidity.
The following table reconciles net cash provided by operating activities of continuing operations to Free Cash Flow:

	The Company
		Three Months
	Fiscal Year Ended	Ended June 30,
	March 31, 2010	2009	2010
		(Unaudited)	(Unaudited)
		(As adjusted)
	(In thousands)

Net cash provided by operating activities of continuing operations	$270,484	$(61,711)	$10,011
Purchases of property and equipment	(49,271)	(6,568)	(16,213)

Free Cash Flow	$221,213	$(68,279)	$(6,202)

(9)	We define backlog to include funded backlog, unfunded backlog and priced options. Funded backlog represents the revenue value of orders for services under existing contracts for which funding is appropriated or otherwise authorized less revenue previously recognized on those contracts. Unfunded backlog represents the revenue value of orders for services under existing contracts for which funding has not been appropriated or otherwise authorized. Priced contract options represent 100% of the revenue value of all future contract option periods under existing contracts that may be exercised at our clients’ option and for which funding has not been appropriated or otherwise authorized. Backlog is given as of the end of each period presented. See “Risk Factors — Risks Relating to Our Business — We may not realize the full value of our backlog, which may result in lower than expected revenue,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Factors and Trends Affecting Our Results of Operations — Sources of Revenue — Contract Backlog” and “Business — Backlog.”
(10)	Not available because we began to separately track information on priced options on April 1, 2008.

(11)	Pro forma balance sheet data gives effect to the repayment of $85.0 million of indebtedness under our mezzanine credit facility on August 2, 2010 and the payment of the related prepayment penalty of $2.6 million, as if such payments had occurred on June 30, 2010. Pro forma as adjusted balance sheet data gives effect to (i) the repayment of $85.0 million of indebtedness under our mezzanine credit facility on August 2, 2010 and the payment of the related prepayment penalty of $2.6 million, and (ii) the use of the net proceeds from the sale of 14,000,000 shares of our Class A common stock in this offering at an assumed initial public offering price of $18.00 per share, the midpoint of the range set forth on the cover of this prospectus, to repay borrowings under our mezzanine credit facility and pay a related prepayment penalty as described in “Use of Proceeds,” as if each had occurred on June 30, 2010.

Each $1.00 increase (decrease) in the assumed public offering price of $18.00 per share would increase (decrease) the pro forma as adjusted amount of each of cash and cash equivalents, working capital, total assets, long-term debt, net of current portion and stockholders’ equity by approximately $13.1 million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. We may also increase or decrease the number of shares we are offering. Each increase (decrease) of 1.0 million shares in the number of shares offered by us, assuming the offering price remains the same, would increase (decrease) the pro forma as adjusted amount of each of cash and cash equivalents, working capital, total assets, long-term debt, net of current portion, and stockholders’ equity by approximately $16.9 million. The information discussed above is illustrative only and will adjust based on the actual public offering price and other terms of this offering determined at pricing.

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should consider and read carefully all of the risks and uncertainties described below, as well as other information included in this prospectus, including our consolidated financial statements and related notes appearing at the end of this prospectus, before making an investment decision. The risks described below are not the only ones facing us. The occurrence of any of the following risks or additional risks and uncertainties not presently known to us or that we currently believe to be immaterial could materially and adversely affect our business, financial condition or results of operations. In such case, the trading price of our common stock could decline, and you may lose all or part of your original investment. This prospectus also contains forward-looking statements and estimates that involve risks and uncertainties. Our actual results could differ materially from those anticipated in the forward-looking statements as a result of specific factors, including the risks and uncertainties described below.

Risks Related to Our Business

We depend on contracts with U.S. government agencies for substantially all of our revenue. If our relationships with such agencies are harmed, our future revenue and operating profits would decline.

The U.S. government is our primary client, with revenue from contracts and task orders, either as a prime or a subcontractor, with U.S. government agencies accounting for 98% of our revenue for fiscal 2010. Our belief is that the successful future growth of our business will continue to depend primarily on our ability to be awarded work under U.S. government contracts, as we expect this will be the primary source of all of our revenue in the foreseeable future. For this reason, any issue that compromises our relationship with the U.S. government generally or any U.S. government agency that we serve would cause our revenue to decline. Among the key factors in maintaining our relationship with U.S. government agencies are our performance on contracts and task orders, the strength of our professional reputation, compliance with applicable laws and regulations, and the strength of our relationships with client personnel. In addition, the mishandling or the perception of mishandling of sensitive information, such as our failure to maintain the confidentiality of the existence of our business relationships with certain of our clients, could harm our relationship with U.S. government agencies. If a client is not satisfied with the quality or type of work performed by us, a subcontractor or other third parties who provide services or products for a specific project, clients might seek to terminate the contract prior to its scheduled expiration date, provide a negative assessment of our performance to government-maintained contractor past-performance data repositories, fail to award us additional business under existing contracts or otherwise and direct future business to our competitors. Furthermore, we may incur additional costs to address any such situation and the profitability of that work might be impaired. To the extent that our performance does not meet client expectations, or our reputation or relationships with any of our clients is impaired, our revenue and operating profits could materially decline.

U.S. government spending and mission priorities could change in a manner that adversely affects our future revenue and limits our growth prospects.

Our business depends upon continued U.S. government expenditures on defense, intelligence and civil programs for which we provide support. These expenditures have not remained constant over time and have been reduced in certain periods. Our business, prospects, financial condition or operating results could be materially harmed among other causes by the following:

•	budgetary constraints affecting U.S. government spending generally, or specific agencies in particular, and changes in available funding;

•	a shift in expenditures away from agencies or programs that we support;

•	reduced U.S. government outsourcing of functions that we are currently contracted to provide, including as a result of increased insourcing;

•	changes in U.S. government programs that we support or related requirements;

•	U.S. government shutdowns (such as that which occurred during government fiscal year 1996) or weather-related closures in the Washington, DC area (such as that which occurred in February 2010) and other potential delays in the appropriations process;

•	U.S. government agencies awarding contracts on a technically acceptable/lowest cost basis in order to reduce expenditures;

•	delays in the payment of our invoices by government payment offices; and

•	changes in the political climate and general economic conditions, including a slowdown of the economy or unstable economic conditions and responses to conditions, such as emergency spending, that reduce funds available for other government priorities.

The Department of Defense is one of our significant clients and cost cutting, including through consolidation and elimination of duplicative organizations and insourcing, has become a major initiative for the Department of Defense. In particular, the Secretary of Defense recently announced that he has directed the Department of Defense to reduce funding for service support contractors by 10% per year for the next three years. A reduction in the amount of services that we are contracted to provide to the Department of Defense as a result of any of these related initiatives or otherwise could have a material adverse effect on our business and results of operations.

These or other factors could cause our defense, intelligence or civil clients to decrease the number of new contracts awarded generally and fail to award us new contracts, reduce their purchases under our existing contracts, exercise their right to terminate our contracts, or not exercise options to renew our contracts, any of which could cause a material decline in our revenue.

We are required to comply with numerous laws and regulations, some of which are highly complex, and our failure to comply could result in fines or civil or criminal penalties or suspension or debarment by the U.S. government that could result in our inability to continue to work on or receive U.S. government contracts, which could materially and adversely affect our results of operations.

As a U.S. government contractor, we must comply with laws and regulations relating to the formation, administration and performance of U.S. government contracts, which affect how we do business with our clients. Such laws and regulations may potentially impose added costs on our business and our failure to comply with them may lead to civil or criminal penalties, termination of our U.S. government contracts and/or suspension or debarment from contracting with federal agencies. Some significant laws and regulations that affect us include:

•	the Federal Acquisition Regulation, or the FAR, and agency regulations supplemental to the FAR, which regulate the formation, administration and performance of U.S. government contracts. Specifically, FAR 52.203-13 requires contractors to establish a Code of Business Ethics and Conduct, implement a comprehensive internal control system, and report to the government when the contractor has credible evidence that a principal, employee, agent, or subcontractor, in connection with a government contract, has violated certain federal criminal law, violated the civil False Claims Act or has received a significant overpayment;

•	the False Claims Act and False Statements Act, which impose civil and criminal liability for presenting false or fraudulent claims for payments or reimbursement, and making false statements to the U.S. government, respectively;

•	the Truth in Negotiations Act, which requires certification and disclosure of cost and pricing data in connection with the negotiation of a contract, modification or task order;

•	laws, regulations and executive orders restricting the use and dissemination of information classified for national security purposes and the export of certain products, services and technical data, including requirements regarding any applicable licensing of our employees involved in such work; and

•	the Cost Accounting Standards and Cost Principles, which impose accounting requirements that govern our right to reimbursement under certain cost-based U.S. government contracts and require consistency of accounting practices over time.

In addition, the U.S. government adopts new laws, rules and regulations from time to time that could have a material impact on our results of operations.

Our performance under our U.S. government contracts and our compliance with the terms of those contracts and applicable laws and regulations are subject to periodic audit, review and investigation by various agencies of the U.S. government, and the current environment has led to increased regulatory scrutiny and sanctions for non-compliance by such agencies generally. In addition, from time to time we report potential or actual violations of applicable laws and regulations to the relevant governmental authority. Any such report of a potential or actual violation of applicable laws or regulations could lead to an audit, review or investigation by the relevant agencies of the U.S. government. If such an audit, review or investigation uncovers a violation of a law or regulation, or improper or illegal activities relating to our U.S. government contracts, we may be subject to civil or criminal penalties or administrative sanctions, including the termination of contracts, forfeiture of profits, the triggering of price reduction clauses, suspension of payments, fines and suspension or debarment from contracting with U.S. government agencies. Such penalties and sanctions are not uncommon in the industry and there is inherent uncertainty as to the outcome of any particular audit, review or investigation. If we incur a material penalty or administrative sanction or otherwise suffer harm to our reputation, our profitability, cash position and future prospects could be materially and adversely affected. Further, if the U.S. government were to initiate suspension or debarment proceedings against us or if we are indicted for or convicted of illegal activities relating to our U.S. government contracts following an audit, review or investigation, we may lose our ability to be awarded contracts in the future or receive renewals of existing contracts for a period of time which could materially and adversely affect our results of operations or financial condition. We could also suffer harm to our reputation if allegations of impropriety were made against us, which would impair our ability to win awards of contracts in the future or receive renewals of existing contracts.

We derive a majority of our revenue from contracts awarded through a competitive bidding process, and our revenue and profitability may be adversely affected if we are unable to compete effectively in the process or if there are delays caused by our competitors protesting major contract awards received by us.

We derive a majority of our revenue from U.S. government contracts awarded though competitive bidding processes. We do not expect this to change for the foreseeable future. Our failure to compete effectively in this procurement environment would have a material adverse effect on our revenue and profitability.

The competitive bidding process involves risk and significant costs to businesses operating in this environment, including:

•	the necessity to expend resources, make financial commitments (such as procuring leased premises) and bid on engagements in advance of the completion of their design, which may result in unforeseen difficulties in execution, cost overruns and, in the case of an unsuccessful competition, the loss of committed costs;

•	the substantial cost and managerial time and effort spent to prepare bids and proposals for contracts that may not be awarded to us;

•	the ability to accurately estimate the resources and costs that will be required to service any contract we are awarded;

•	the expense and delay that may arise if our competitors protest or challenge contract awards made to us pursuant to competitive bidding, and the risk that any such protest or challenge could result in the resubmission of bids on modified specifications, or in termination, reduction, or modification of the awarded contract; and

•	any opportunity cost of bidding and winning other contracts we might otherwise pursue.

In circumstances where contracts are held by other companies and are scheduled to expire, we still may not be provided the opportunity to bid on those contracts if the U.S. government determines to extend the existing contract. If we are unable to win particular contracts that are awarded through the competitive bidding process, we may not be able to operate in the market for services that are provided under those contracts for the duration of those contracts to the extent that there is no additional demand for such services. An inability to consistently win new contract awards over any extended period would have a material adverse effect on our business and results of operations.

It can take many months for the relevant U.S. government agency to resolve protests by one or more of our competitors of contract awards we receive. The resulting delay in the start up and funding of the work under these contracts may cause our actual results to differ materially and adversely from those anticipated.

We may lose GSA schedules or our position as a prime contractor on one or more of our GWACs.

We believe that one of the key elements of our success is our position as the holder of ten General Services Administration Multiple Award schedule contracts, or GSA schedules, and as a prime contractor under four government-wide acquisition contract vehicles, or GWACs, as of June 30, 2010. GSA schedules are administered by the General Services Administration and support a wide range of products and services. GWACs are used to procure IT products and services and are administered by the agency soliciting the services or products. Our ability to maintain our existing business and win new business depends on our ability to maintain our position as a GSA schedule contractor and a prime contractor on GWACs. The loss of any of our GSA schedules or our prime contractor position on any of our contracts could have a material adverse effect on our ability to win new business and our operating results. In addition, if the U.S. government elects to use a contract vehicle that we do not hold, we will not be able to compete for work under that contract vehicle as a prime contractor.

We may earn less revenue than projected, or no revenue, under certain of our contracts.

Many of our contracts with our clients are indefinite delivery, indefinite quantity, or ID/IQ, contracts, including GSA schedules and GWACs. ID/IQ contracts provide for the issuance by the client of orders for services or products under the contract, and often contain multi-year terms and unfunded ceiling amounts, which allow but do not commit the U.S. government to purchase products and services from contractors. Our ability to generate revenue under each of these types of contracts depends upon our ability to be awarded task orders for specific services by the client. ID/IQ contracts may be awarded to one contractor (single award) or several contractors (multiple award). Multiple contractors must compete under multiple award ID/IQ contracts for task orders to provide particular services, and contractors earn revenue only to the extent that they successfully compete for these task orders. In fiscal 2008, pro forma 2009 and fiscal 2010, our revenue under our GSA schedules and GWACs accounted for 29%, 27% and 23%, respectively, of our total revenue. A failure to be awarded task orders under such contracts would have a material adverse effect on our results of operations and financial condition.

Our earnings and profitability may vary based on the mix of our contracts and may be adversely affected by our failure to accurately estimate or otherwise recover the expenses, time and resources for our contracts.

We enter into three general types of U.S. government contracts for our services: cost-reimbursable, time-and-materials and fixed-price. For fiscal 2010, we derived 50% of our revenue from cost-reimbursable contracts, 38% from time-and-materials contracts and 12% from fixed-price contracts. For the three months ended June 30, 2010, we derived 51% of our revenue from cost-reimbursable contracts, 36% from time-and-materials contracts and 13% from fixed-price contracts.

Each of these types of contracts, to varying degrees, involves the risk that we could underestimate our cost of fulfilling the contract, which may reduce the profit we earn or lead to a financial loss on the contract and adversely affect our operating results.

Under cost-reimbursable contracts, we are reimbursed for allowable costs up to a ceiling and paid a fee, which may be fixed or performance-based. If our actual costs exceed the contract ceiling or are not allowable under the terms of the contract or applicable regulations, we may not be able to recover those costs. In particular, there is increasing focus by the U.S. government on the extent to which government contractors, including us, are able to receive reimbursement for employee compensation.

Under time-and-materials contracts, we are reimbursed for labor at negotiated hourly billing rates and for certain allowable expenses. We assume financial risk on time-and-materials contracts because our costs of performance may exceed these negotiated hourly rates.

Under fixed-price contracts, we perform specific tasks for a pre-determined price. Compared to time-and-materials and cost-reimbursable contracts, fixed-price contracts generally offer higher margin opportunities because we receive the benefits of any cost savings, but involve greater financial risk because we bear the impact of any cost overruns. The U.S. government has indicated that it intends to increase its use of fixed price contract procurements. In addition, the Department of Defense recently adopted purchasing guidelines that mark a shift towards fixed-priced procurement contracts. Because we assume the risk for cost overruns and contingent losses on fixed-price contracts, an increase in the percentage of fixed-price contracts in our contract mix would increase our risk of suffering losses.

Additionally, our profits could be adversely affected if our costs under any of these contracts exceed the assumptions we used in bidding for the contract. We have recorded provisions in our consolidated financial statements for losses on our contracts, as required under GAAP, but our contract loss provisions may not be adequate to cover all actual losses that we may incur in the future.

Our professional reputation is critical to our business, and any harm to our reputation could decrease the amount of business the U.S. government does with us, which could have a material adverse effect on our future revenue and growth prospects.

We depend on our contracts with U.S. government agencies for substantially all of our revenue and if our reputation or relationships with these agencies were harmed, our future revenue and growth prospects would be materially and adversely affected. Our reputation and relationship with the U.S. government is a key factor in maintaining and growing revenue under contracts with the U.S. government. Negative press reports regarding poor contract performance, employee misconduct, information security breaches or other aspects of our business, or regarding government contractors generally, could harm our reputation. If our reputation with these agencies is negatively affected, or if we are suspended or debarred from contracting with government agencies for any reason, such actions would decrease the amount of business that the U.S. government does with us, which would have a material adverse effect on our future revenue and growth prospects.

We use estimates in recognizing revenue and if we make changes to estimates used in recognizing revenue, our profitability may be adversely affected.

Revenue from our fixed-price contracts is primarily recognized using the percentage-of-completion method with progress toward completion of a particular contract based on actual costs incurred relative to total estimated costs to be incurred over the life of the contract. Revenue from our cost-plus-award-fee contracts are based on our estimation of award fees over the life of the contract. Estimating costs at completion and award fees on our long-term contracts is complex and involves significant judgment. Adjustments to original estimates are often required as work progresses, experience is gained and additional information becomes known, even though the scope of the work required under the contract may not change. Any adjustment as a result of a change in estimate is recognized as events become known.

In the event updated estimates indicate that we will experience a loss on the contract, we recognize the estimated loss at the time it is determined. Additional information may subsequently indicate that the loss is more or less than initially recognized, which requires further adjustments in our consolidated financial statements. Changes in the underlying assumptions, circumstances or estimates could result in adjustments that could have a material adverse effect on our future results of operations.

We may not realize the full value of our backlog, which may result in lower than expected revenue.

As of June 30, 2010, our total backlog was $9.5 billion, of which $2.6 billion was funded. We define backlog to include the following three components:

•	Funded Backlog. Funded backlog represents the revenue value of orders for services under existing contracts for which funding is appropriated or otherwise authorized less revenue previously recognized on these contracts.

•	Unfunded Backlog. Unfunded backlog represents the revenue value of orders for services under existing contracts for which funding has not been appropriated or otherwise authorized.

•	Priced Options. Priced contract options represent 100% of the revenue value of all future contract option periods under existing contracts that may be exercised at our clients’ option and for which funding has not been appropriated or otherwise authorized.

Backlog does not include any task orders under ID/IQ contracts, including GWACs and GSA schedules, except to the extent that task orders have been awarded to us under those contracts.

We historically have not realized all of the revenue included in our total backlog, and we may not realize all of the revenue included in our total backlog in the future. There is a somewhat higher degree of risk in this regard with respect to unfunded backlog and priced options. In addition, there can be no assurance that our backlog will result in actual revenue in any particular period. This is because the actual receipt, timing and amount of revenue under contracts included in backlog are subject to various contingencies, including congressional appropriations, many of which are beyond our control. In particular, delays in the completion of the U.S. government’s budgeting process and the use of continuing resolutions could adversely affect our ability to timely recognize revenue under our contracts included in backlog. Furthermore, the actual receipt of revenue from contracts included in backlog may never occur or may be delayed because: a program schedule could change or the program could be canceled; a contract’s funding or scope could be reduced, modified or terminated early, including as a result of a lack of appropriated funds or as a result of cost cutting initiatives and other efforts to reduce U.S. government spending such as initiatives recently announced by the Secretary of Defense; in the case of funded backlog, the period of performance for the contract has expired; in the case of unfunded backlog, funding may not be made available; or, in the case of priced options, our clients may not exercise their options. In addition, headcount growth is the primary means by which we are able to recognize revenue growth. Any inability to hire additional appropriately qualified personnel or failure to timely and effectively deploy such additional personnel against funded backlog could negatively affect our ability to grow our revenue. Furthermore, even if our backlog results in revenue, the contracts may not be profitable.

We may fail to attract, train and retain skilled and qualified employees with appropriate security clearances, which may impair our ability to generate revenue, effectively serve our clients and execute our growth strategy.

Our business depends in large part upon our ability to attract and retain sufficient numbers of highly qualified individuals who may have advanced degrees in areas such as information technology as well as appropriate security clearances. We compete for such qualified personnel with other U.S. government contractors, the U.S. government and private industry, and such competition is intense. Personnel with the requisites skills, qualifications or security clearance may be in short supply or generally unavailable. In addition, our ability to recruit, hire and internally deploy former employees of the U.S. government is subject to complex laws and regulations, which may serve as an impediment to our ability to attract such former employees, and failure to comply with these laws and regulations may expose us and our employees to civil or criminal penalties. If we are unable to recruit and retain a sufficient number of qualified employees, our ability to maintain and grow our business and to effectively serve our clients could be limited and our future revenue and results of operations could be materially and adversely affected. Furthermore, to the extent that we are unable to make necessary permanent hires to appropriately serve our clients, we could be required to engage larger numbers of contracted personnel, which could reduce our profit margins.

If we are able to attract sufficient numbers of qualified new hires, training and retention costs may place significant demands on our resources. In addition, to the extent that we experience attrition in our employee ranks, we may realize only a limited or no return on such invested resources, and we would have to expend additional resources to hire and train replacement employees. The loss of services of key personnel could also impair our ability to perform required services under some of our contracts and to retain such contracts, as well as our ability to win new business.

We may fail to obtain and maintain necessary security clearances which may adversely affect our ability to perform on certain contracts.

Many U.S. government programs require contractors to have security clearances. Depending on the level of required clearance, security clearances can be difficult and time-consuming to obtain. If we or our employees are unable to obtain or retain necessary security clearances, we may not be able to win new business, and our existing clients could terminate their contracts with us or decide not to renew them. To the extent we are not able to obtain and maintain facility security clearances or engage employees with the required security clearances for a particular contract, we may not be able to bid on or win new contracts, or effectively rebid on expiring contracts, as well as lose existing contracts, which may adversely affect our operating results and inhibit the execution of our growth strategy.

Our profitability could suffer if we are not able to timely and effectively utilize our professionals.

The cost of providing our services, including the utilization rate of our professionals, affects our profitability. Our utilization rate is affected by a number of factors, including:

•	our ability to transition employees from completed projects to new assignments and to hire, assimilate and deploy new employees;

•	our ability to forecast demand for our services and to maintain and deploy headcount that is aligned with demand;

•	our ability to manage attrition; and

•	our need to devote time and resources to training, business development and other non-chargeable activities.

If our utilization rate is too low, our profit margin and profitability could suffer. Additionally, if our utilization rate is too high, it could have a material adverse effect on employee engagement and attrition, which would in turn have a material adverse impact on our business.

We may lose one or more members of our senior management team or fail to develop new leaders which could cause the disruption of the management of our business.

We believe that the future success of our business and our ability to operate profitably depends on the continued contributions of the members of our senior management and the continued development of new members of senior management. We rely on our senior management to generate business and execute programs successfully. In addition, the relationships and reputation that many members of our senior management team have established and maintain with our clients are important to our business and our ability to identify new business opportunities. We do not have any employment agreements providing for a specific term of employment with any member of our senior management. The loss of any member of our senior management or our failure to continue to develop new members could impair our ability to identify and secure new contracts, to maintain good client relations and to otherwise manage our business.

Our employees or subcontractors may engage in misconduct or other improper activities which could harm our ability to conduct business with the U.S. government.

We are exposed to the risk that employee or subcontractor fraud or other misconduct could occur. Misconduct by employees or subcontractors could include intentional or unintentional failures to comply with U.S. government procurement regulations, engaging in unauthorized activities or falsifying time records. Employee or subcontractor misconduct could also involve the improper use of our clients’ sensitive or classified information or the failure to comply with legislation or regulations regarding the protection of sensitive or classified information. It is not always possible to deter employee or subcontractor misconduct, and the precautions we take to prevent and detect this activity may not be effective in controlling unknown or unmanaged risks or losses, which could materially harm our business. As a result of such misconduct, our employees could lose their security clearance and we could face fines and civil or criminal penalties, loss of facility clearance accreditation and suspension or debarment from contracting with the U.S. government, as well as reputational harm, which would materially and adversely affect our results of operations and financial condition.

We face intense competition from many competitors, which could cause us to lose business, lower prices and suffer employee departures.

Our business operates in a highly competitive industry, and we generally compete with a wide variety of U.S. government contractors, including large defense contractors, diversified service providers and small businesses. We also face competition from entrants into our markets including companies divested by large prime contractors in response to increasing scrutiny of organizational conflicts of interest issues. Some of these companies possess greater financial resources and larger technical staffs, and others have smaller and more specialized staffs. These competitors could, among other things:

•	divert sales from us by winning very large-scale government contracts, a risk that is enhanced by the recent trend in government procurement practices to bundle services into larger contracts;

•	force us to charge lower prices in order to win or maintain contracts;

•	seek to hire our employees; or

•	adversely affect our relationships with current clients, including our ability to continue to win competitively awarded engagements where we are the incumbent.

If we lose business to our competitors or are forced to lower our prices or suffer employee departures, our revenue and our operating profits could decline. In addition, we may face competition from our subcontractors who, from time to time, seek to obtain prime contractor status on contracts for which they currently serve as a subcontractor to us. If one or more of our current subcontractors are awarded prime contractor status on such contracts in the future, it could divert sales from us and could force us to charge lower prices, which could have a material adverse effect on our revenue and profitability.

Our failure to maintain strong relationships with other contractors, or the failure of contractors with which we have entered into a sub- or prime contractor relationship to meet their obligations to us or our clients, could have a material adverse effect on our business and results of operations.

Maintaining strong relationships with other U.S. government contractors, who may also be our competitors, is important to our business and our failure to do so could have a material adverse effect on our business, prospects, financial condition and operating results. To the extent that we fail to maintain good relations with our subcontractors or other prime contractors due to either perceived or actual performance failures or other conduct, they may refuse to hire us as a subcontractor in the future or to work with us as our subcontractor. In addition, other contractors may choose not to use us as a subcontractor or choose not to perform work for us as a subcontractor for any number of additional reasons, including because they choose to establish relationships with our competitors or because they choose to directly offer services that compete with our business.

As a prime contractor, we often rely on other companies to perform some of the work under a contract, and we expect to continue to depend on relationships with other contractors for portions of our delivery of services and revenue in the foreseeable future. If our subcontractors fail to perform their contractual obligations, our operating results and future growth prospects could be impaired. There is a risk that we may have disputes with our subcontractors arising from, among other things, the quality and timeliness of work performed by the subcontractor, client concerns about the subcontractor, our failure to extend existing task orders or issue new task orders under a subcontract, or our hiring of a subcontractor’s personnel. In addition, if any of our subcontractors fail to deliver the agreed-upon supplies or perform the agreed-upon services on a timely basis, our ability to fulfill our obligations as a prime contractor may be jeopardized. Material losses could arise in future periods and subcontractor performance deficiencies could result in a client terminating a contract for default. A termination for default could expose us to liability and have an adverse effect on our ability to compete for future contracts and orders.

We estimate that revenue derived from contracts under which we acted as a subcontractor to other companies represented 13% of our revenue for fiscal 2010. As a subcontractor, we often lack control over fulfillment of a contract, and poor performance on the contract could tarnish our reputation, even when we perform as required, and could cause other contractors to choose not to hire us as a subcontractor in the future. In addition, if the U.S. government terminates or reduces other prime contractors’ programs or does not award them new contracts, subcontracting opportunities available to us could decrease, which would have a material adverse effect on our financial condition and results of operations.

Adverse judgments or settlements in legal disputes could result in materially adverse monetary damages or injunctive relief and damage our reputation.

We are subject to, and may become a party to, a variety of litigation or other claims and suits that arise from time to time in the ordinary course of our business. For example, over time, we have had disputes with current and former employees involving alleged violations of civil rights, wage and hour, and worker’s compensation laws. Further, as more fully described under “Business — Legal Proceedings,” six former officers and stockholders of the Predecessor who had departed the firm prior to the acquisition have filed suits against our company and certain of our current and former directors and officers. Each of the suits arises out of the acquisition and alleges that the former stockholders are entitled to certain payments that they would have received if they had held their stock at the time of acquisition. The results of litigation and other legal proceedings are inherently uncertain and adverse judgments or settlements in some or all of these legal disputes may result in materially adverse monetary damages or injunctive relief against us. Any claims or litigation, even if fully indemnified or insured, could damage our reputation and make it more difficult to compete effectively or obtain adequate insurance in the future. The litigation and other claims described in this prospectus under the caption “Business — Legal Proceedings” are subject to future developments and management’s view of these matters may change in the future.

Systems that we develop, integrate or maintain could experience security breaches which may damage our reputation with our clients and hinder future contract win rates.

Many of the systems we develop, integrate or maintain involve managing and protecting information involved in intelligence, national security and other sensitive or classified government functions. A security breach in one of these systems could cause serious harm to our business, damage our reputation and prevent us from being eligible for further work on sensitive or classified systems for U.S. government clients. Damage to our reputation or limitations on our eligibility for additional work or any liability resulting from a security breach in one of the systems we develop, install or maintain could have a material adverse effect on our results of operations.

Internal system or service failures could disrupt our business and impair our ability to effectively provide our services to our clients, which could damage our reputation and have a material adverse effect on our business and results of operations.

We create, implement and maintain information technology and engineering systems, and provide services that are often critical to our clients’ operations, some of which involve classified or other sensitive information and may be conducted in war zones or other hazardous environments. We are subject to systems failures, including network, software or hardware failures, whether caused by us, third-party service providers, intruders or hackers, computer viruses, natural disasters, power shortages or terrorist attacks. Any such failures could cause loss of data and interruptions or delays in our or our clients’ businesses and could damage our reputation. In addition, the failure or disruption of our communications or utilities could cause us to interrupt or suspend our operations, which could have a material adverse effect on our business and results of operations.

If our systems, services or other applications have significant defects or errors, are subject to delivery delays or fail to meet our clients’ expectations, we may:

•	lose revenue due to adverse client reaction;

•	be required to provide additional services to a client at no charge;

•	receive negative publicity, which could damage our reputation and adversely affect our ability to attract or retain clients; or

•	suffer claims for substantial damages.

In addition to any costs resulting from contract performance or required corrective action, these failures may result in increased costs or loss of revenue if they result in clients postponing subsequently scheduled work or canceling or failing to renew contracts.

Our errors and omissions insurance coverage may not continue to be available on reasonable terms or in sufficient amounts to cover one or more large claims, or the insurer may disclaim coverage as to some types of future claims. The successful assertion of any large claim against us could seriously harm our business. Even if not successful, these claims could result in significant legal and other costs, may be a distraction to our management and may harm our client relationships. In certain new business areas, we may not be able to obtain sufficient insurance and may decide not to accept or solicit business in these areas.

The growth of our business entails risks associated with new relationships, clients, capabilities, service offerings and maintaining our collaborative culture.

We are focused on growing our presence in our addressable markets by: expanding our relationships with existing clients, developing new clients by leveraging our core competencies, creating new capabilities to address our clients’ emerging needs and undertaking business development efforts focused on identifying near-term developments and long-term trends that may pose significant challenges for our clients. These efforts entail inherent risks associated with innovation and competition from other participants in those areas and potential failure to help our clients respond to the challenges they face. As we attempt to develop new relationships, clients, capabilities and service offerings, these efforts could harm our results of operations due to, among other things, a diversion of our focus and resources, actual costs and opportunity costs of pursuing these opportunities in lieu of others, and these efforts could be unsuccessful. In addition, our ability to grow our business by leveraging our operating model to efficiently and effectively deploy our people across our client base is largely dependent on our ability to maintain our collaborative culture. To the extent that we are unable to maintain our culture for any reason, we may be unable to grow our business. Any such failure could have a material adverse effect on our business and results of operations.

We and our subsidiaries may incur debt in the future, which could substantially reduce our profitability, limit our ability to pursue certain business opportunities, and reduce the value of your investment.

In connection with the acquisition and the recapitalization transaction, which refers to the December 2009 payment of a special dividend and repayment of a portion of the deferred payment obligation and the related amendments to our credit agreements, and as a result of our business activities, we have incurred a substantial amount of debt. As of June 30, 2010, on a pro forma as adjusted basis after giving effect to (i) this offering and the use of the net proceeds therefrom as described in “Use of Proceeds” and (ii) the repayment of $85.0 million of indebtedness under our mezzanine credit facility on August 2, 2010, we would have had approximately $1,258.4 million of debt outstanding. The instruments governing our indebtedness may not prevent us or our subsidiaries from incurring additional debt in the future or other obligations that do not constitute indebtedness, which could increase the risks described below and lead to other risks. In addition, we may, at our option and subject to certain closing conditions including pro forma compliance with financial covenants, increase the borrowing capacity under our senior credit facilities without the consent of any person other than the institutions agreeing to provide all or any portion of such increase, to an amount not to exceed

$100 million. The amount of our debt or such other obligations could have important consequences for holders of our Class A common stock, including, but not limited to:

•	our ability to satisfy obligations to lenders may be impaired, resulting in possible defaults on and acceleration of our indebtedness;

•	our ability to obtain additional financing for refinancing of existing indebtedness, working capital, capital expenditures, product and service development, acquisitions, general corporate purposes and other purposes may be impaired;

•	a substantial portion of our cash flow from operations could be dedicated to the payment of the principal and interest on our debt;

•	we may be increasingly vulnerable to economic downturns and increases in interest rates;

•	our flexibility in planning for and reacting to changes in our business and the industry may be limited; and

•	we may be placed at a competitive disadvantage relative to other firms in our industry.

Our credit facilities contain financial and operating covenants that limit our operations and could lead to adverse consequences if we fail to comply with them.

Our senior credit facilities and our mezzanine credit facility, which we refer to together as our credit facilities, contain financial and operating covenants relating to, among other things, interest coverage and leverage ratios, as well as limitations on mergers, consolidations and dissolutions, sales of assets, investments and acquisitions, indebtedness and liens, dividends, repurchase of shares of capital stock and options to purchase shares of capital stock, transactions with affiliates, sale and leaseback transactions and restricted payments. The revolving credit facility and the Tranche A term facility mature on July 31, 2014. The Tranche B term facility and Tranche C term facility mature on July 31, 2015. Our mezzanine credit facility matures on July 31, 2016. Failure to meet these financial and operating covenants could result from, among other things, changes in our results of operations, the incurrence of debt, or changes in general economic conditions, which may be beyond our control. These covenants may restrict our ability to engage in transactions that we believe would otherwise be in the best interests of our stockholders, which could harm our business and operations.

Many of our contracts with the U.S. government are classified or subject to other security restrictions, which may limit investor insight into portions of our business.

For fiscal 2010 and the six months ended September 30, 2010, we derived a substantial portion of our revenue from contracts with the U.S. government that are classified or subject to security restrictions which preclude the dissemination of certain information. Because we are limited in our ability to provide details about these contracts, the various risks associated with these contracts or any dispute or claims relating to such contracts, you will have less insight into a substantial portion of our business and therefore may be less able to fully evaluate the risks related to that portion of our business.

If we cannot collect our receivables or if payment is delayed, our business may be adversely affected by our inability to generate cash flow, provide working capital or continue our business operations.

We depend on the timely collection of our receivables to generate cash flow, provide working capital and continue our business operations. If the U.S. government or any prime contractor for whom we are a subcontractor fails to pay or delays the payment of invoices for any reason, our business and financial condition may be materially and adversely affected. The U.S. government may delay or fail to pay invoices for a number of reasons, including lack of appropriated funds, lack of an approved budget, or as a result of audit findings by government regulatory agencies. Some prime contractors for whom we are a subcontractor have significantly fewer financial resources than we do, which may increase the risk that we may not be paid in full or that payment may be delayed.

Recent efforts by the U.S. government to revise its organizational conflict of interest rules could limit our ability to successfully compete for new contracts or task orders, which would adversely affect our results of operations.

Recent efforts by the U.S. government to reform its procurement practices have focused, among other areas, on the separation of certain types of work to facilitate objectivity and avoid or mitigate organizational conflicts of interest and the strengthening of regulations governing organizational conflicts of interest. Organizational conflicts of interest may arise from circumstances in which a contractor has:

•	impaired objectivity;

•	unfair access to non-public information; or

•	the ability to set the “ground rules” for another procurement for which the contractor competes.

A focus on organizational conflicts of interest issues has resulted in legislation and a proposed regulation aimed at increasing organizational conflicts of interest requirements, including, among other things, separating sellers of products and providers of advisory services in major defense acquisition programs. In addition, we expect the U.S. government to adopt a FAR rule to address organizational conflicts of interest issues that will apply to all government contractors, including us, in Department of Defense and other procurements. A future FAR rule may also increase the restrictions in current organizational conflicts of interest regulations and rules. To the extent that proposed and future organizational conflicts of interest laws, regulations, and rules, limit our ability to successfully compete for new contracts or task orders with the U.S. government, either because of organizational conflicts of interest issues arising from our business, or because companies with which we are affiliated, including through Carlyle, or with which we otherwise conduct business, create organizational conflicts of interest issues for us, our results of operations could be materially and adversely affected.

Acquisitions could result in operating difficulties or other adverse consequences to our business.

As part of our future operating strategy, we may choose to selectively pursue acquisitions. This could pose many risks, including:

•	we may not be able to identify suitable acquisition candidates at prices we consider attractive;

•	we may not be able to compete successfully for identified acquisition candidates, complete acquisitions or accurately estimate the financial effect of acquisitions on our business;

•	future acquisitions may require us to issue common stock or spend significant cash, resulting in dilution of ownership or additional debt leverage;

•	we may have difficulty retaining an acquired company’s key employees or clients;

•	we may have difficulty integrating acquired businesses, resulting in unforeseen difficulties, such as incompatible accounting, information management, or other control systems, and greater expenses than expected;

•	acquisitions may disrupt our business or distract our management from other responsibilities;

•	as a result of an acquisition, we may incur additional debt and we may need to record write-downs from future impairments of intangible assets, each of which could reduce our future reported earnings; and

•	we may have difficulty integrating personnel from the acquired company with our people and our core values.

In connection with any acquisition that we make, there may be liabilities that we fail to discover or that we inadequately assess, and we may fail to discover any failure of a target company to have fulfilled its contractual obligations to the U.S. government or other clients. Acquired entities may not operate profitably or result in improved operating performance. Additionally, we may not realize anticipated synergies, business growth opportunities, cost savings and other benefits we anticipate, which could have a material adverse effect on our business and results of operations.

Risks Related to Our Industry

Our U.S. government contracts may be terminated by the government at any time and may contain other provisions permitting the government to discontinue contract performance, and if lost contracts are not replaced, our operating results may differ materially and adversely from those anticipated.

U.S. government contracts contain provisions and are subject to laws and regulations that provide government clients with rights and remedies not typically found in commercial contracts. These rights and remedies allow government clients, among other things, to:

•	terminate existing contracts, with short notice, for convenience as well as for default;

•	reduce orders under or otherwise modify contracts;

•	for contracts subject to the Truth in Negotiations Act, reduce the contract price or cost where it was increased because a contractor or subcontractor furnished cost or pricing data during negotiations that was not complete, accurate and current;

•	for some contracts, (i) demand a refund, make a forward price adjustment or terminate a contract for default if a contractor provided inaccurate or incomplete data during the contract negotiation process and (ii) reduce the contract price under certain triggering circumstances, including the revision of price lists or other documents upon which the contract award was predicated;

•	terminate our facility security clearances and thereby prevent us from receiving classified contracts;

•	cancel multi-year contracts and related orders if funds for contract performance for any subsequent year become unavailable;

•	decline to exercise an option to renew a multi-year contract or issue task orders in connection with ID/IQ contracts;

•	claim rights in solutions, systems and technology produced by us, appropriate such work-product for their continued use without continuing to contract for our services and disclose such work-product to third parties, including other U.S. government agencies and our competitors, which could harm our competitive position;

•	prohibit future procurement awards with a particular agency due to a finding of organizational conflicts of interest based upon prior related work performed for the agency that would give a contractor an unfair advantage over competing contractors, or the existence of conflicting roles that might bias a contractor’s judgment;

•	subject the award of contracts to protest by competitors, which may require the contracting federal agency or department to suspend our performance pending the outcome of the protest and may also result in a requirement to resubmit offers for the contract or in the termination, reduction or modification of the awarded contract; and

•	suspend or debar us from doing business with the U.S. government.

If a U.S. government client were to unexpectedly terminate, cancel or decline to exercise an option to renew with respect to one or more of our significant contracts, or suspend or debar us from doing business with the U.S. government, our revenue and operating results would be materially harmed.

The U.S. government may revise its procurement, contract or other practices in a manner adverse to us.

The U.S. government may:

•	revise its procurement practices or adopt new contract laws, rules and regulations, such as cost accounting standards, organizational conflicts of interest and other rules governing inherently governmental functions at any time;

•	reduce, delay or cancel procurement programs resulting from U.S. government efforts to improve procurement practices and efficiency;

•	limit the creation of new government-wide or agency-specific multiple award contracts;

•	face restrictions or pressure from government employees and their unions regarding the amount of services the U.S. government may obtain from private contractors;

•	award contracts on a technically acceptable/lowest cost basis in order to reduce expenditures, and we may not be the lowest cost provider of services;

•	change the basis upon which it reimburses our compensation and other expenses or otherwise limit such reimbursements; and

•	at its option, terminate or decline to renew our contracts.

In addition, any new contracting methods could be costly or administratively difficult for us to implement and could adversely affect our future revenue. Any such changes to the U.S. government’s procurement practices or the adoption of new contracting rules or practices could impair our ability to obtain new or re-compete contracts and any such changes or increased associated costs could materially and adversely affect our results of operations.

The U.S. government may prefer minority-owned, small and small disadvantaged businesses, therefore, we may not win contracts we bid for.

As a result of the Small Business Administration set-aside program, the U.S. government may decide to restrict certain procurements only to bidders that qualify as minority-owned, small or small disadvantaged businesses. As a result, we would not be eligible to perform as a prime contractor on those programs and would be restricted to a maximum of 49% of the work as a subcontractor on those programs. An increase in the amount of procurements under the Small Business Administration set-aside program may impact our ability to bid on new procurements as a prime contractor or restrict our ability to recompete on incumbent work that is placed in the set-aside program.

Our contracts, performance and administrative processes and systems are subject to audits, reviews, investigations and cost adjustments by the U.S. government, which could reduce our revenue, disrupt our business or otherwise materially adversely affect our results of operations.

U.S. government agencies routinely audit, review and investigate government contracts and government contractors’ administrative processes and systems. These agencies review our performance on contracts, pricing practices, cost structure and compliance with applicable laws, regulations and standards, including applicable government cost accounting standards. For example, we recently responded to an August 5, 2010 Notice of Intent to Disallow Costs from the Defense Contract Management Agency, to disallow approximately $17 million of subcontractor labor costs relating to services provided in fiscal 2005. These agencies also review our compliance with government regulations and policies and the Defense Contract Audit Agency, or the DCAA, audits, among other areas, the adequacy of our internal control systems and policies, including our purchasing, property, estimating, compensation and management information systems. In particular, over time the DCAA has increased and may continue to increase the proportion of employee compensation that it deems unallowable and the size of the employee population whose compensation is disallowed, which will continue to materially and adversely affect our results of operations or financial condition. Any costs found to be unallowable under a contract will not be reimbursed, and any such costs already reimbursed must be refunded. Moreover, if any of the administrative processes and systems are found not to comply with government imposed requirements, we may be subjected to increased government scrutiny and approval that could delay or otherwise adversely affect our ability to compete for or perform contracts. Unfavorable U.S. government audit, review or investigation results could subject us to civil or criminal penalties or administrative sanctions, and could harm our reputation and relationships with our clients and impair our ability to be awarded new contracts. For example, if our invoicing system were found to be inadequate following an audit by the DCAA, our ability to directly invoice U.S. government payment offices could be eliminated. As a result, we would be required to submit each invoice to the DCAA for approval prior to payment, which could materially increase our accounts receivable days sales outstanding and adversely affect our cash flow. An unfavorable outcome to an audit, review or investigation by any U.S. government agency could materially and adversely affect our relationship with the U.S. government. If a government investigation uncovers improper or illegal activities, we may be subject to civil and criminal penalties and administrative sanctions, including termination of contracts, forfeitures of profits, suspension of payments, fines and suspension or debarment from doing business with the U.S. government. In addition, we could suffer serious reputational harm if allegations of impropriety were made against us. Provisions that we have recorded in our financial statements as a compliance reserve may not cover actual losses. Furthermore, the disallowance of any costs previously charged could directly and negatively affect our current results of operations for the relevant prior fiscal periods, and we could be required to repay any such disallowed amounts. Each of these results could materially and adversely affect our results of operations or financial condition.

A delay in the completion of the U.S. government’s budget process could result in a reduction in our backlog and have a material adverse effect on our revenue and operating results.

On an annual basis, the U.S. Congress must approve budgets that govern spending by each of the federal agencies we support. When the U.S. Congress is unable to agree on budget priorities, and thus is unable to pass the annual budget on a timely basis, the U.S. Congress typically enacts a continuing resolution. A continuing resolution allows government agencies to operate at spending levels approved in the previous budget cycle. On September 30, 2010, President Obama signed a continuing resolution passed by the U.S. Congress into law. Under this continuing resolution, funding may not be available for new projects. In addition, when government agencies operate on the basis of a continuing resolution, they may delay funding we expect to receive on contracts we are already performing. Any such delays would likely result in new business initiatives being delayed or cancelled and a reduction in our backlog, and could have a material adverse effect on our revenue and operating results.

Risks Related to Our Common Stock and This Offering

Booz Allen Holding is a holding company with no operations of its own, and it depends on its subsidiaries for cash to fund all of its operations and expenses, including to make future dividend payments, if any.

The operations of Booz Allen Holding are conducted almost entirely through its subsidiaries and its ability to generate cash to meet its debt service obligations or to pay dividends is highly dependent on the earnings and the receipt of funds from its subsidiaries via dividends or intercompany loans. We do not currently expect to declare or pay dividends on our Class A common stock for the foreseeable future; however, to the extent that we determine in the future to pay dividends on our Class A common stock, none of our subsidiaries will be obligated to make funds available to us for the payment of dividends. Further, our credit facilities significantly restrict the ability of our subsidiaries to pay dividends or otherwise transfer assets to us. In addition, Delaware law may impose requirements that may restrict our ability to pay dividends to holders of our common stock.

Our principal stockholder could exert significant influence over our company.

As of November 1, 2010, Carlyle, through Coinvest, owned in the aggregate shares of our common stock representing 79% of our outstanding voting power. After completion of this offering, Carlyle will own in the aggregate shares of our common stock representing 71% of our outstanding voting power, or 70% if the underwriters exercise their over-allotment option in full (in each case, excluding shares of common stock with respect to which Carlyle has received a voting proxy pursuant to new irrevocable proxy and tag-along agreements). Under the terms of the new irrevocable proxy and tag-along agreements Carlyle will be able to exercise voting power over shares of our common stock owned by a number of other stockholders, including our executive officers, with respect to the election and removal of directors and change of control transactions. See “Certain Relationships and Related Party Transactions — Related Person Transactions — Irrevocable Proxy and Tag-Along Agreements.” As a result, Carlyle will have a controlling influence over all matters presented to our stockholders for approval, including election and removal of our directors and change of control transactions.

In addition, Coinvest is a party to the stockholders agreement pursuant to which Carlyle currently has the ability to cause the election of a majority of our Board. Under the terms of the amended and restated

stockholders agreement to be entered into in connection with this offering, Carlyle will continue to have the right to nominate a majority of the members of our Board and to exercise control over matters requiring stockholder approval and our policy and affairs, for example, by being able to direct the use of proceeds received from this and future security offerings. See “Certain Relationships and Related Party Transactions — Related Person Transactions — Stockholders Agreement.” In addition, following the consummation of this offering, we will be a “controlled company” within the meaning of the New York Stock Exchange rules and, as a result, currently intend to rely on exemptions from certain corporate governance requirements. The concentrated holdings of funds affiliated with Carlyle, certain provisions of the amended and restated stockholders agreement to be entered into prior to the completion of this offering and the presence of Carlyle’s nominees on our Board may result in a delay or the deterrence of possible changes in control of our company, which may reduce the market price of our common stock. The interests of Carlyle may not always coincide with the interests of the other holders of our common stock.

Carlyle is in the business of making investments in companies, and may from time to time in the future acquire controlling interests in businesses engaged in management and technology consulting that complement or directly or indirectly compete with certain portions of our business. If Carlyle pursues such acquisitions in our industry, those acquisition opportunities may not be available to us. In addition, to the extent that Carlyle acquires a controlling interest in one or more companies that provide services or products to the U.S. government, our affiliation with any such company through Carlyle could create organizational conflicts of interest and similar issues for us under federal procurement laws and regulations. See “— Risk Related to Our Business — Recent efforts by the U.S. government to revise its organizational conflicts of interest rules could limit our ability to successfully compete for new contracts or task orders, which would adversely affect our results of operations.” We urge you to read the discussions under the headings “Certain Relationships and Related Party Transactions” and “Security Ownership of Certain Beneficial Owners and Management” for further information about the equity interests held by Carlyle and members of our senior management.

Investors in this offering will experience immediate dilution in net tangible book value per share.

The initial public offering price per share will significantly exceed the net tangible book value per share of our common stock. As a result, investors in this offering will experience immediate dilution of $23.35 in net tangible book value per share based on an initial public offering price of $18.00, which is the midpoint of the price range set forth on the cover page of this prospectus. This dilution occurs in large part because our earlier investors paid substantially less than the initial public offering price when they purchased their shares. Investors in this offering may also experience additional dilution as a result of shares of Class A common stock that may be issued in connection with a future acquisition. Accordingly, in the event that we are liquidated, investors may not receive the full amount or any of their investment.

Our financial results may vary significantly from period to period as a result of a number of factors many of which are outside our control, which could cause the market price of our Class A common stock to decline.

Our financial results may vary significantly from period to period in the future as a result of many external factors that are outside of our control. Factors that may affect our financial results include those listed in this “Risk Factors” section and others such as:

•	any cause of reduction or delay in U.S. government funding (e.g., changes in presidential administrations that delay timing of procurements);

•	fluctuations in revenue earned on existing contracts;

•	commencement, completion or termination of contracts during a particular period;

•	a potential decline in our overall profit margins if our other direct costs and subcontract revenue grow at a faster rate than labor-related revenue;

•	strategic decisions by us or our competitors, such as changes to business strategy, strategic investments, acquisitions, divestitures, spin offs and joint ventures;

•	a change in our contract mix to less profitable contracts;

•	changes in policy or budgetary measures that adversely affect U.S. government contracts in general;

•	variable purchasing patterns under U.S. government GSA schedules, blanket purchase agreements, which are agreements that fulfill repetitive needs under GSA schedules, and ID/IQ contracts;

•	changes in demand for our services and solutions;

•	fluctuations in our staff utilization rates;

•	seasonality associated with the U.S. government’s fiscal year;

•	an inability to utilize existing or future tax benefits, including those related to our NOLs or stock-based compensation expense, for any reason, including a change in law;

•	alterations to contract requirements; and

•	adverse judgments or settlements in legal disputes.

A decline in the price of our Class A common stock due to any one or more of these factors could cause the value of your investment to decline.

A majority of our outstanding indebtedness is secured by substantially all of our consolidated assets. As a result of these security interests, such assets would only be available to satisfy claims of our general creditors or to holders of our equity securities if we were to become insolvent to the extent the value of such assets exceeded the amount of our indebtedness and other obligations. In addition, the existence of these security interests may adversely affect our financial flexibility.

Indebtedness under our senior credit facilities is secured by a lien on substantially all of our assets. Accordingly, if an event of default were to occur under our senior credit facilities, the senior secured lenders under such facilities would have a prior right to our assets, to the exclusion of our general creditors in the event of our bankruptcy, insolvency, liquidation or reorganization. In that event, our assets would first be used to repay in full all indebtedness and other obligations secured by them (including all amounts outstanding under our senior credit facilities), resulting in all or a portion of our assets being unavailable to satisfy the claims of our unsecured indebtedness. Only after satisfying the claims of our unsecured creditors and our subsidiaries’ unsecured creditors would any amount be available for our equity holders. The pledge of these assets and other restrictions may limit our flexibility in raising capital for other purposes. Because substantially all of our assets are pledged under these financing arrangements, our ability to incur additional secured indebtedness or to sell or dispose of assets to raise capital may be impaired, which could have an adverse effect on our financial flexibility. As of June 30, 2010, we had $1,018.6 million of indebtedness outstanding under our senior credit facilities and had $222.4 million of capacity available for additional borrowings under the revolving portion of our senior credit facilities (excluding the $21.3 million commitment by the successor entity to Lehman Brothers Commercial Bank). In addition, we may, at our option and subject to certain closing conditions including pro forma compliance with financial covenants, increase the senior credit facilities without the consent of any person other than the institutions agreeing to provide all or any portion of such increase, in an amount not to exceed $100.0 million. See “Description of Certain Indebtedness — Senior Credit Facilities — Guarantees; Security.”

Our Class A common stock has no prior public market, and our stock price could be volatile and could decline after this offering.

Before this offering, our Class A common stock had no public market. We will negotiate the initial public offering price per share with the representatives of the underwriters and, therefore, that price may not be indicative of the market price of our common stock after the offering. We cannot assure you that an active public market for our Class A common stock will develop after this offering or if it does develop, it may not be sustained. In the absence of a public trading market, you may not be able to liquidate your investment in our common stock. In addition, the market price of our common stock could be subject to significant fluctuations after this offering. Among the factors that could affect our stock price are:

•	quarterly variations in our operating results;

•	changes in contract revenue and earnings estimates or publication of research reports by analysts;

•	speculation in the press or investment community;

•	investor perception of us and our industry;

•	strategic actions by us or our competitors, such as significant contracts, acquisitions or restructurings;

•	actions by institutional stockholders or other large stockholders, including future sales;

•	our relationship with U.S. government agencies;

•	changes in U.S. government spending;

•	changes in accounting principles; and

•	general economic market conditions.

In particular, we cannot assure you that you will be able to resell your shares at or above the initial public offering price. The stock markets have experienced extreme volatility in recent years that has been unrelated to the operating performance of particular companies. These broad market fluctuations may adversely affect the trading price of our Class A common stock. In the past, following periods of volatility in the market price of a company’s securities, class action litigation has often been instituted against the company. Any litigation of this type brought against us could result in substantial costs and a diversion of our management’s attention and resources, which would harm our business, operating results and financial condition.

Fulfilling our obligations incident to being a public company, including with respect to the requirements of and related rules under the Sarbanes Oxley Act of 2002, will be expensive and time consuming and any delays or difficulty in satisfying these obligations could have a material adverse effect on our future results of operations and our stock price.

As a private company, we have not been subject to the requirements of the Sarbanes-Oxley Act of 2002. As a public company, the Sarbanes-Oxley Act of 2002 and the related rules and regulations of the Securities and Exchange Commission, or the SEC, as well as the New York Stock Exchange rules, will require us to implement additional corporate governance practices and adhere to a variety of reporting requirements and complex accounting rules. Compliance with these public company obligations will require us to devote significant management time and will place significant additional demands on our finance and accounting staff and on our financial, accounting and information systems. We expect to hire additional accounting and financial staff with appropriate public company reporting experience and technical accounting knowledge. Other expenses associated with being a public company include increased auditing, accounting and legal fees and expenses, investor relations expenses, increased directors’ fees and director and officer liability insurance costs, registrar and transfer agent fees, listing fees, as well as other expenses.

In particular, upon completion of this offering, the Sarbanes-Oxley Act of 2002 will require us to document and test the effectiveness of our internal control over financial reporting in accordance with an established internal control framework, and to report on our conclusions as to the effectiveness of our internal controls. It will also require an independent registered public accounting firm to test our internal control over financial reporting and report on the effectiveness of such controls for fiscal 2012 and subsequent years. In addition, upon completion of this offering, we will be required under the Securities Exchange Act of 1934, as amended, or the Exchange Act, to maintain disclosure controls and procedures and internal control over financial reporting. Any failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm our operating results or cause us to fail to meet our reporting obligations. If we are unable to conclude that we have effective internal control over financial reporting, or if our independent registered public accounting firm is unable to provide us with an unqualified report regarding the effectiveness of our internal control over financial reporting as of March 31, 2012 and in future periods, investors could lose confidence in the reliability of our financial statements. This could result in a decrease in the value of our common stock. Failure to comply with the Sarbanes-Oxley Act of 2002 could potentially subject us to sanctions or investigations by the SEC, the New York Stock Exchange, or other regulatory authorities.

Provisions in our organizational documents and in the Delaware General Corporation Law may prevent takeover attempts that could be beneficial to our stockholders.

We have, and intend to include, effective as of the consummation of the offering, a number of provisions in our certificate of incorporation and bylaws that may have the effect of delaying, deterring, preventing or rendering more difficult a change in control of Booz Allen Holding that our stockholders might consider in their best interests. These provisions include:

•	establishment of a classified Board, with staggered terms;

•	granting to the Board the sole power to set the number of directors and to fill any vacancy on the Board;

•	limitations on the ability of stockholders to remove directors if a “group,” as defined under Section 13(d)(3) of the Exchange Act, ceases to own more than 50% of our voting common stock;

•	granting to the Board the ability to designate and issue one or more series of preferred stock without stockholder approval, the terms of which may be determined at the sole discretion of the Board;

•	a prohibition on stockholders from calling special meetings of stockholders;

•	the establishment of advance notice requirements for stockholder proposals and nominations for election to the Board at stockholder meetings;

•	requiring approval of two-thirds of stockholders to amend the bylaws; and

•	prohibiting our stockholders from acting by written consent if a “group” ceases to own more than 50% of our voting common stock.

These provisions may prevent our stockholders from receiving the benefit from any premium to the market price of our common stock offered by a bidder in a takeover context. Even in the absence of a takeover attempt, the existence of these provisions may adversely affect the prevailing market price of our common stock if the provisions are viewed as discouraging takeover attempts in the future. In addition, we expect to opt out of Section 203 of the Delaware General Corporation Law, which would have otherwise imposed additional requirements regarding mergers and other business combinations, until Coinvest and its affiliates no longer own more than 20% of our Class A common stock. After such time, we will be governed by Section 203.

Our amended and restated certificate of incorporation and amended and restated by-laws may also make it difficult for stockholders to replace or remove our management. These provisions may facilitate management entrenchment that may delay, deter, render more difficult or prevent a change in our control, which may not be in the best interests of our stockholders.

See “Description of Capital Stock” for additional information on the anti-takeover measures applicable to us.

Sales of outstanding shares of our common stock into the market in the future could cause the market price of our common stock to drop significantly.

Immediately following this offering, Carlyle will own 95,660,000 shares of our Class A common stock, or 79% of our outstanding Class A common stock. If the underwriters exercise their overallotment option in full, Carlyle will own 78% of our outstanding Class A common stock. If Carlyle sells, or the market perceives that Carlyle intends to sell, a substantial portion of its beneficial ownership interest in us in the public market, the market price of our Class A common stock could decline significantly. The sales also could make it more difficult for us to sell equity or equity-related securities at a time and price that we deem appropriate.

After this offering, 120,622,350 shares of our Class A common stock will be outstanding. Of these shares, 14,000,000 shares of our Class A common stock sold in this offering will be freely tradable, without restriction, in the public market unless purchased by our “affiliates” (as that term is defined by Rule 144 under the Securities Act of 1933, or Securities Act) and all of the remaining shares of Class A common stock, as well as outstanding shares of our Class B non-voting common stock, Class C restricted common stock and Class E special voting common stock, subject to certain exceptions, will be subject to a 180-day lock-up by virtue of either contractual lock-up agreements or pursuant to the terms of the amended and restated stockholders agreement. Morgan Stanley & Co. Incorporated and Barclays Capital Inc. may, in their discretion, permit our directors, officers and current stockholders who are subject to these lock-ups to sell shares prior to the expiration of the 180-day lock-up period. In addition, any Class A common stock purchased by participants in our directed share program pursuant to which the underwriters have reserved, at our request, up to 10% of the Class A common stock offered by this prospectus for sale to certain of our senior personnel and individuals employed by or associated with our affiliates, will be subject to a 180-day lock-up restriction. See “Shares of Common Stock Eligible for Future Sale — Lock-Up Agreements.” After the lock-up agreements pertaining to this offering expire, up to an additional 99,539,470 shares of our Class A common stock, all of which are held by directors, executive officers and other affiliates, will be restricted securities within the meaning of Rule 144 under the Securities Act eligible for resale in the public market subject to volume, manner of sale and holding period limitations under Rule 144 under the Securities Act. The remaining 7,082,880 shares of Class A common stock outstanding will also be restricted securities within the meaning of Rule 144 under the Securities Act eligible for resale in the public market subject to applicable volume, manner of sale, holding period and other limitations of Rule 144 as well as pursuant to an exemption from registration under Rule 701 under the Securities Act. After the lock-up agreements relating to this offering expire, 16,727,079 shares of our Class A common stock will be issuable upon (1) transfer of our Class B non-voting common stock and Class C restricted common stock and (2) the exercise of outstanding stock options relating to our outstanding Class E special voting common stock. In addition, the 25,133,420 shares of our Class A common stock underlying options that are either subject to the terms of our Equity Incentive Plan or reserved for future issuance under our Equity Incentive Plan will become eligible for sale in the public market to the extent permitted by the provisions of various option agreements, the lock-up agreements and Rules 144 and 701 under the Securities Act to the extent such shares are not otherwise registered for sale under the Securities Act. If these additional shares are sold, or if it is perceived that they will be sold, in the public market, the price of our Class A common stock could decline substantially. 5,172,923 of the options granted under our Officers’ Rollover Stock Plan and Equity Incentive Plan will become exercisable on June 30, 2011 and the shares of Class A common stock underlying such options issued upon exercise thereof will be freely transferable upon issuance. For additional information, see “Shares of Common Stock Eligible for Future Sale.”

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus, including the sections entitled “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business,” contains forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “could,” “should,” “expects,” “intends,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential,” “continue,” or the negative of these terms or other comparable terminology. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we can give you no assurance these expectations will prove to have been correct. These forward-looking statements relate to future events or our future financial performance and involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to differ materially from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. These risks and other factors include:

•	any issue that compromises our relationships with the U.S. government or damages our professional reputation;

•	changes in U.S. government spending and mission priorities that shift expenditures away from agencies or programs that we support;

•	the size of our addressable markets and the amount of U.S. government spending on private contractors;

•	failure to comply with numerous laws and regulations;

•	our ability to compete effectively in the competitive bidding process and delays caused by competitors’ protests of major contract awards received by us;

•	the loss of GSA schedules or our position as prime contractor on GWACs;

•	changes in the mix of our contracts and our ability to accurately estimate or otherwise recover expenses, time and resources for our contracts;

•	our ability to generate revenue under certain of our contracts;

•	our ability to realize the full value of our backlog and the timing of our receipt of revenue under contracts included in backlog;

•	changes in estimates used in recognizing revenue;

•	any inability to attract, train or retain employees with the requisite skills, experience and security clearances;

•	an inability to hire enough employees to serve our clients under existing contracts;

•	an inability to effectively and timely utilize our employees and professionals;

•	failure by us or our employees to obtain and maintain necessary security clearances;

•	the loss of members of senior management or failure to develop new leaders;

•	misconduct or other improper activities from our employees or subcontractors;

•	increased competition from other companies in our industry;

•	failure to maintain strong relationships with other contractors;

•	inherent uncertainties and potential adverse developments in legal proceedings, including litigation, audits, reviews and investigations, which may result in materially adverse judgments, settlements or other unfavorable outcomes;

•	internal system or service failures and security breaches;

•	risks related to our indebtedness and credit facilities which contain financial and operating covenants;

•	the adoption by the U.S. government of new laws, rules and regulations, such as those relating to organizational conflicts of interest issues;

•	an inability to utilize existing or future tax benefits, including those related to our NOLs and stock-based compensation expense, for any reason, including a change in law;

•	variable purchasing patterns under U.S. government GSA schedules, blanket purchase agreements and ID/IQ contracts; and

•	other risks and factors listed under “Risk Factors” and elsewhere in this prospectus.

In light of these risks, uncertainties and other factors, the forward-looking statements contained in this prospectus might not prove to be accurate and you should not place undue reliance upon them. All forward-looking statements speak only as of the date made and we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

USE OF PROCEEDS

We estimate that the net proceeds from the sale of 14,000,000 shares of our Class A common stock being offered by us pursuant to this prospectus at an assumed initial offering price of $18.00 per share, the midpoint of the range set forth on the cover page of this prospectus, will be approximately $229.9 million, after deducting estimated underwriting discounts, commissions and estimated offering expenses payable by us.

We intend to use the net proceeds we receive from the sale of our Class A common stock to repay $223.2 million of our mezzanine credit facility and pay a $6.7 million prepayment penalty related to our repayment under our mezzanine credit facility. Our mezzanine credit facility was entered into in connection with the acquisition and amended in connection with the recapitalization transaction. Our mezzanine credit facility consists of a term loan facility in an aggregate principal amount of up to $550.0 million that matures on July 31, 2016. On July 31, 2008, we borrowed $550.0 million under our mezzanine credit facility. As of June 30, 2010, borrowings under our mezzanine credit facility bore an interest rate at 13%. Certain of the underwriters of this offering or their affiliates are lenders under our mezzanine credit facility. Accordingly, certain of the underwriters will receive net proceeds from this offering in connection with the repayment of our mezzanine credit facility. See “Underwriting.”

A $1.00 increase (decrease) in the assumed initial public offering price of $18.00 per share would increase (decrease) the net proceeds to us from this offering by $13.1 million, assuming the number of shares offered by us remains the same and after deducting estimated underwriting discounts and commission and estimated offering expenses payable by us. We may also increase or decrease the number of shares we are offering. Each increase (decrease) of 1.0 million shares in the number of shares offered by us, assuming the offering price remains the same, would increase (decrease) net proceeds to us from this offering by $16.9 million, after deducting estimated underwriting discounts and commission and estimated offering expenses payable by us. The information discussed above is illustrative only and will adjust based on the actual public offering price and other terms of this offering determined at pricing.

DIVIDEND POLICY

We do not currently expect to declare or pay dividends on our Class A common stock for the foreseeable future. Instead, we anticipate that all of our earnings in the foreseeable future will be used for the operation and growth of our business. Our ability to pay dividends to holders of our Class A common stock is limited by covenants in the credit agreements governing our senior credit facilities and our mezzanine credit facility. Any future determination to pay dividends on our Class A common stock is subject to the discretion of our Board and will depend upon various factors then existing, including our results of operations, financial condition, liquidity requirements, restrictions that may be imposed by applicable laws and our contracts, as well as economic and other factors deemed relevant by our Board. To the extent that the Board declares any future dividends, holders of Class A common stock, Class B non-voting common stock, and Class C restricted common stock will share the dividend payment equally.

On July 27, 2009, we declared a special cash dividend on all issued and outstanding shares of Class A common stock, Class B non-voting common stock, and Class C restricted common stock in the aggregate amount of $114.9 million payable to holders of record as of July 29, 2009. On December 7, 2009, we declared another special cash dividend on all issued and outstanding shares to the same equity classes described above in the aggregate amount of $497.5 million payable to the holders of record as of December 8, 2009. Of these amounts, approximately $548.1 million was paid to Coinvest according to its ownership of our Class A common stock. See “The Acquisition and Recapitalization Transaction.” We do not currently intend to declare or pay any similar special dividends in the foreseeable future.

CAPITALIZATION

The following table sets forth our capitalization on a consolidated basis as of June 30, 2010:

•	on an actual basis;

•	on a pro forma basis to give effect to the repayment of $85.0 million of indebtedness under our mezzanine credit facility on August 2, 2010 and the payment of the related prepayment penalty of $2.6 million; and

•	on a pro forma as adjusted basis to give effect to (i) the sale by us of 14,000,000 shares of our Class A common stock in this offering at the initial public offering price of $18.00 per share (and after deducting estimated underwriting discounts and commissions and offering expenses payable by us) and the use of the net proceeds therefrom as described in “Use of Proceeds” and (ii) the repayment of $85.0 million of indebtedness under our mezzanine credit facility on August 2, 2010 and the payment of the related prepayment penalty of $2.6 million.

The table below excludes the Class D merger rolling common stock, par value $0.01, and the Class F non-voting restricted common stock, par value $0.01, each of which had 600,000 authorized shares and no shares issued and outstanding as of June 30, 2010. Our amended and restated certificate of incorporation, which will become effective prior to the completion of this offering, will eliminate the Class D merger rolling common stock and the Class F non-voting restricted common stock. The table below reflects the par value and number of authorized shares under our amended and restated certificate of incorporation.

You should read this table in conjunction with the sections of this prospectus entitled “Selected Historical Consolidated Financial and Other Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Description of Certain Indebtedness” and our consolidated financial statements and related notes included elsewhere in this prospectus.

	As of June 30, 2010
			Pro Forma as
	Actual	Pro Forma	Adjusted
		(Unaudited)	(Unaudited)
	(In thousands, except share and
	per share amounts)

Cash and cash equivalents	$300,611	$213,061	$215,760

Debt(1)(2)	$1,643,913	$1,559,636	$1,338,362

Stockholders’ equity:
Class A common stock, par value $0.01 per share, 600,000,000 shares authorized: (i) Actual and Pro Forma: 102,661,610 shares issued and outstanding and (ii) Pro Forma as Adjusted: 116,661,610 shares issued and outstanding	$1,027	$1,027	$1,167
Class B non-voting common stock, par value $0.01 per share, 16,000,000 shares authorized: (i) Actual and Pro Forma: 3,053,130 shares issued and outstanding and (ii) Pro Forma as Adjusted: 3,053,130 shares issued and outstanding	31	31	31
Class C restricted common stock, par value $0.01 per share, 5,000,000 shares authorized: (i) Actual and Pro Forma: 2,028,270 shares issued and outstanding and (ii) Pro Forma as Adjusted: 2,028,270 shares issued and outstanding	20	20	20
Class E special voting common stock, par value $0.003 per share, 25,000,000 shares authorized: (i) Actual and Pro Forma: 14,048,810 shares issued and outstanding and (ii) Pro Forma as Adjusted: 14,048,810 shares issued and outstanding	42	42	42
Preferred Stock, par value $0.01 per share, 54,000,000 shares authorized: (i) Actual and Pro Forma: no shares issued and outstanding and (ii) Pro Forma as Adjusted: no shares issued and outstanding	—	—	—
Additional paid-in capital(3)	540,487	540,487	770,214
Retained earnings(2)	14,805	10,902	655
Accumulated other comprehensive income (loss)	(3,736)	(3,736)	(3,736)

Total stockholders’ equity(3)	$552,676	$548,773	$768,393

Total capitalization(3)	$2,196,589	$2,108,409	$2,106,755

(1)	Actual debt reflects (i) long-term debt of $1,542.1 million, (ii) current portion of long-term debt of $21.9 million and (iii) the deferred payment obligation of $80.0 million.

Long-term debt, net of current portion includes borrowings under our senior credit facilities and our mezzanine credit facility. For a description of these facilities, see “Description of Certain Indebtedness.” Loans under our senior credit facilities and our mezzanine credit facility were issued with original issue discount and are presented net of unamortized discount of $18.5 million as of June 30, 2010.

The $80.0 million deferred payment obligation is comprised of a $16.6 million deferred payment obligation balance as of June 30, 2010, and contingent tax claims in the amount of $63.4 million related to the deferred payment obligation, but does not include $4.4 million of accrued interest related to the deferred payment obligation. See “The Acquisition and Recapitalization Transaction — The Acquisition — The Merger.”

(2)	Pro forma debt and retained earnings also reflects the impact of charges for acceleration of original issue discount and the write-off of a portion of deferred financing costs related to the repayment of $85.0 million of indebtedness under our mezzanine credit facility on August 2, 2010.

Pro forma as adjusted debt and retained earnings also reflects the impact of charges for acceleration of original issue discount and the write-off of certain deferred financing costs related to (i) the repayment of $85.0 million of indebtedness under our mezzanine credit facility on August 2, 2010 and (ii) the use of net proceeds from the sale of 14,000,000 shares of our Class A common stock in this offering at an assumed offering price of $18.00, the midpoint of the range set forth on the cover page of this prospectus, to repay borrowings under our mezzanine credit facility.

(3)	A $1.00 increase (decrease) in the assumed initial public offering price of $18.00 per share would increase (decrease) the pro forma as adjusted amount of each of additional paid-in capital, total stockholders’ equity and total capitalization by $13.1 million, assuming the number of shares offered by us remains the same and after deducting estimated underwriting discounts and commission and estimated offering expenses payable by us. We may also increase or decrease the number of shares we are offering. Each increase (decrease) of 1.0 million shares in the number of shares offered by us, assuming the offering price remains the same, would increase (decrease) the pro forma as adjusted amount of each of additional paid-in capital, total stockholders’ equity and total capitalization by approximately $16.9 million. The pro forma as adjusted information discussed above is illustrative only and will adjust based on the actual public offering price and other terms of this offering determined at pricing.

DILUTION

If you invest in our Class A common stock, your interest will be diluted to the extent of the difference between the initial public offering price per share of our Class A common stock and the adjusted net tangible book value per share of our Class A common stock, Class B non-voting common stock and Class C restricted common stock immediately after this offering.

Net tangible book value (deficit) per share represents the amount of total book value of our total tangible assets less our total liabilities divided by the number of shares of our Class A common stock then outstanding. The net tangible book value of our Class A common stock, Class B non-voting common stock and Class C restricted common stock as of June 30, 2010 was a deficit of $870.8 million, or approximately $8.08 per share.

After giving effect to the issuance and sale of 14,000,000 shares of our Class A common stock offered by us at the initial public offering price of $18.00, which is the midpoint of the range set forth on the cover page of this prospectus, and the use of the net proceeds therefrom and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, the pro forma net tangible book value (deficit) of our Class A common stock, Class B non-voting common stock and Class C restricted common stock after this offering would have been a deficit of approximately $651.2 million, or approximately $5.35 per share. This represents an immediate increase in net tangible book value (deficit) of approximately $2.73 per share to existing stockholders and an immediate dilution of approximately $23.35 per share to new investors purchasing shares in this offering.

A $1.00 increase (decrease) in the assumed initial public offering price of $18.00 per share, the midpoint of the range set forth on the cover of this prospectus, would increase (decrease) our adjusted net tangible book value after this offering by $0.12 and increase (decrease) the dilution to new investors purchasing shares in this offering by $0.12 per share, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated expenses payable by us. We may also increase or decrease the number of shares we are offering. Each increase (decrease) of 1.0 million shares in the number of shares offered by us, assuming the offering price remains the same, would increase (decrease) the dilution to new investors purchasing shares in this offering by $0.14 per share. The information discussed above is illustrative only and will adjust based on the actual public offering price and other terms of this offering determined at pricing.

The following table illustrates this per share dilution:

Per Share

Initial public offering price	18.00
Net tangible book value (deficit) as of June 30, 2010	(8.08)
Increase attributable to this offering	2.73
Pro forma net tangible book value (deficit), as adjusted to give effect to this offering	(5.35)
Dilution in pro forma net tangible book value to new investors in this offering	23.35

The following table summarizes, as of June 30, 2010, the total number of shares of Class A common stock purchased from us, the total consideration paid to us, and the weighted average price per share paid to us, by our existing stockholders and by the investors purchasing shares of Class A common stock in this offering at our assumed initial public offering price of $18.00 per share, which is the midpoint of the range set forth on the cover page of this prospectus.

					Weighted
	Shares Purchased		Total Consideration		Average Price
	Number	Percent	Amount	Percent	per Share
	(In thousands, other than shares and percentages)

Existing stockholders	102,661,610	88.00%	$541,607	68.25%	$5.28
New investors	14,000,000	12.00	252,000	31.75	18.00

Total	116,661,610	100.00%	$793,607	100.00%	$6.80

The foregoing discussion and tables give effect to the issuance of our Class A common stock upon exercise of all outstanding stock options held by directors and officers as of June 30, 2010 and the conversion of our Class B non-voting common stock and Class C restricted common stock into Class A common stock. As of June 30, 2010, there were outstanding stock options granted under our Officers’ Rollover Stock Plan and our Equity Incentive Plan to purchase, subject to vesting, up to 13,345,598 shares (excluding fractional shares which will be redeemed for cash) and 14,413,160 shares, respectively, of our Class A common stock at a weighted average exercise price of $0.01 per share and $5.76 per share, respectively. As of June 30, 2010, there were 3,053,130 shares issued and outstanding and 2,028,270 shares issued and outstanding of Class B non-voting common stock and Class C restricted common stock, respectively.

In addition, we may choose to raise additional capital due to market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans. To the extent that additional capital is raised through the sale of equity or convertible debt securities, the issuance of such securities could result in further dilution to our stockholders.

THE ACQUISITION AND RECAPITALIZATION TRANSACTION

The Acquisition

On July 31, 2008, or the Closing Date, Booz Allen Hamilton completed the separation of its U.S. government consulting business from its commercial and international consulting business, the spin off of the commercial and international business, and the sale of 100% of its outstanding common stock to Booz Allen Holding, which was majority owned by Carlyle. Our company is a corporation that is the successor to the government business of Booz Allen Hamilton following the separation.

The separation of the commercial and international business from the government business was accomplished pursuant to a series of transactions under the terms of a spin off agreement, dated as of May 15, 2008, by and among Booz Allen Hamilton and Booz & Company, or Spin Co., and certain of its subsidiaries. As a result of the spin off and related transactions, former stockholders of Booz Allen Hamilton that had been engaged in the commercial and international business, or the commercial partners, became the owners of Spin Co., which held the commercial and international business. The spin off agreement contains a three-year non-compete provision, ending July 31, 2011, during which both Spin Co. and Booz Allen Hamilton are prohibited, with certain exceptions, from engaging in business in the other company’s principal markets.

Following the spin off, Booz Allen Hamilton was indirectly acquired by Carlyle pursuant to an Agreement and Plan of Merger, dated as of May 15, 2008, and subsequently amended, by and among Booz Allen Hamilton, Booz Allen Holding (formerly known as Explorer Holding Corporation), which was majority owned by Carlyle, Booz Allen Investor (formerly known as Explorer Investor Corporation), a wholly owned subsidiary of Booz Allen Holding, Explorer Merger Sub Corporation, a wholly-owned subsidiary of Booz Allen Investor, and Spin Co. Under the terms of the merger agreement, the acquisition of Booz Allen Hamilton was achieved through the merger of Explorer Merger Sub Corporation into Booz Allen Hamilton, with Booz Allen Hamilton as the surviving corporation. As a result of the merger, Booz Allen Hamilton became a direct subsidiary of Booz Allen Investor and an indirect wholly-owned subsidiary of Booz Allen Holding.

The Merger

Booz Allen Investor and its affiliates paid the purchase price (subject to adjustments for transaction expenses, indebtedness, fluctuations in working capital and other items) in consideration for the government business through current and deferred cash payments, stock and options in Booz Allen Holding exchanged for Booz Allen Hamilton stock and options, and the assumption or payment by Booz Allen Investor of certain indebtedness.

The Booz Allen Hamilton partners working in the government business, or the government partners, were required to exchange a portion of their stock and options in Booz Allen Hamilton for stock and options in Booz Allen Holding, and the commercial partners were able to exchange a portion of their stock in Booz Allen Hamilton for non-voting stock in Booz Allen Holding. These exchanges were completed on July 30, 2008, and as a result, the government partners and commercial partners held 19% and 2%, respectively, of the common stock of Booz Allen Holding on the Closing Date, with Carlyle, through Coinvest, beneficially owning the remainder.

All of the remaining stock of Booz Allen Hamilton outstanding immediately prior to the merger (other than the stock of Booz Allen Hamilton held by Booz Allen Holding as a result of the exchanges described above) was converted into the right to receive the cash portion of the purchase price. Subject to the escrows and the deferred payment described below, the cash portion of the purchase price was distributed to the government partners and the commercial partners shortly after the merger.

The purchase price consideration of $1,828.0 million was comprised of the following significant components: $1,625.9 million paid to shareholders in cash, transaction costs of $24.0 million, fair value of stock options granted under our Officers’ Rollover Stock Plan of $79.7 million, and fair value of our deferred payment obligation of $98.4 million.

The payment of $158.0 million of the cash consideration to the government partners and the commercial partners was structured as a deferred payment obligation of Booz Allen Investor to such partners and Booz Allen Investor is obligated to pay this amount (plus interest at a rate of 5% per six months) to the partners, on a pro rata basis, 8 1/2 years after the consummation of the merger or, in certain circumstances, earlier. A total of $78.0 million of the deferred payment obligation, plus $22.4 million of accrued interest, was repaid on December 11, 2009. See “— Recapitalization Transaction.” As of June 30, 2010, up to $80.0 million of the deferred payment obligation may be reduced to offset any claims under the indemnification provisions of the merger agreement described below.

On the Closing Date, $90.0 million of the cash consideration was deposited into escrow to fund certain purchase price adjustments, future indemnification claims under the merger agreement and for certain other adjustments. As of June 30, 2010 of the $90.0 million placed in escrow, approximately $33.8 million, which includes accrued interest, remains in escrow to cover indemnification claims relating to losses that may be incurred from outstanding litigation associated with the merger and certain outstanding pre-closing tax claims and certain claims that may arise with respect to certain pre-closing matters including taxes or government contracts.

Financing of the Merger

To fund the aggregate consideration for the acquisition, to repay certain indebtedness in connection with the acquisition and to provide working capital, Booz Allen Investor and Booz Allen Hamilton entered into a series of financing transactions, which included:

•	entry into our senior credit facilities, and the incurrence of $125.0 million of term loans under the Tranche A term facility of the senior credit facilities and $585.0 million under the Tranche B term facility under our senior credit facilities;

•	entry into our mezzanine credit facility, and the incurrence of $550.0 million of term loans thereunder; and

•	an equity contribution from Coinvest of approximately $956.5 million.

Indemnification Under the Merger Agreement

From and after the Closing Date, Booz Allen Holding and its subsidiaries (including Booz Allen Hamilton) are indemnified under the merger agreement against losses arising from (a) breach of certain representations and warranties regarding Booz Allen Hamilton’s capitalization, corporate authorization, financial statements, internal accounting controls, employee benefits, and DCAA audits and similar government contracts investigations and claims, (b) the failure of the sellers to perform certain covenants and agreements in the merger agreement and the spin off agreement, (c) the failure to assume and satisfy amounts owed under the spin off agreement or certain ancillary agreements if and to the extent that Spin Co. is insolvent or bankrupt, and (d) any restructuring costs of Booz Allen Hamilton related to the termination of transition services to Spin Co. after the Closing Date. In addition, the merger agreement provides Booz Allen Holding and its subsidiaries (including Booz Allen Hamilton) with indemnification for (i) certain pre-closing taxes and (ii) the amount of certain compensation deductions resulting from any Booz Allen Hamilton options exercised after the signing of the merger agreement and prior to July 30, 2008. These indemnification rights are subject to the various limitations, including time and dollar amounts, and the sole recourse of Booz Allen Holding and its subsidiaries with respect to any indemnification amounts owed to them under the merger agreement are the escrow funds available for indemnification and offset against Booz Allen Investor’s obligation to pay a portion of the deferred payment obligation.

Spin Off Agreement

In addition to governing the split of the commercial and international business from the government business, the spin off agreement sets forth certain restrictions and guidelines for the interaction and operation of the government business and the commercial and international business after the Closing Date, including,

•	for a period of three years following the Closing Date (subject to certain exceptions), Spin Co. agreed that it and its subsidiaries would not (i) provide, sell, or offer to sell or advertise certain types of consulting services provided by the government business, (ii) assist, advise, engage or participate in providing such services to certain scheduled competitors of Booz Allen Hamilton, (iii) have certain interests in such competitors, (iv) knowingly permit its names to be used by such competitors in connection with providing any services other than permitted services or (v) provide any services of any type to a scheduled list of direct competitors or their subsidiaries or successors;

•	for a period of three years following the Closing Date (subject to certain exceptions), Booz Allen Hamilton agreed that it and its subsidiaries would not (i) provide, sell, or offer to sell or advertise any services other than certain types of consulting services (including cyber-security services) provided by the government business, (ii) assist or advise certain scheduled competitors of Spin Co. in providing services other than such consulting services provided by the government business, (iii) have certain interests in such competitors, or (iv) knowingly permit its names to be used by such competitors in connection with providing any services other than such consulting services provided by the government business;

•	for a period of three years following the Closing Date, Booz Allen Hamilton and Spin Co. agreed not to solicit or attempt to solicit any client or business relation of the other party to cease or adversely change their business relationship with the other party or its subsidiaries;

•	for a period of three years following the Closing Date, Booz Allen Hamilton and Spin Co. agreed not to hire or attempt to hire any person who was at Closing an officer, director, employee, consultant or agent of the other party (subject to certain exceptions);

•	until the earlier of the fifth anniversary of the Closing Date or a change in control of the other party, Booz Allen Hamilton and Spin Co. agreed that they and their subsidiaries would not, in the case of Spin Co., hire or attempt to hire any person who was or is a stockholder of Booz Allen Hamilton (other than a commercial partner); and in the case of Booz Allen Hamilton, hire or attempt to hire any person who was, on or prior to the Closing Date, a commercial partner, or is then, a stockholder of Spin Co. (subject to certain exceptions); and

•	for a period of three years following the Closing Date, Spin Co. agreed that it and its subsidiaries would not directly or indirectly acquire a competitor of Booz Allen Hamilton.

Indemnification under the Spin Off Agreement

Under the Spin Off Agreement, Booz Allen Hamilton has agreed to indemnify Spin Co. from all losses arising out of breaches of the Spin Off Agreement or certain related agreements, certain employee benefit matters, and for liabilities and obligations arising out of the government business, and Spin Co. has agreed to indemnify Booz Allen Hamilton from all losses arising out of breaches of the Spin Off Agreement or certain related agreements, certain employee benefit matters, and for liabilities and obligations arising out of the commercial and international business. Spin Co. has also agreed to indemnify Booz Allen Hamilton for increases in pre-closing taxes if a majority of Spin Co.’s shares or a majority of its assets are sold to a third party within three years of the Closing Date at a price in excess of the allocable portion of the agreed-upon fair market value of the Spin Co. shares and a taxing authority successfully asserts that the fair market value of such shares at the time of the spin off was in excess of the agreed-upon fair market value. Furthermore, each of Spin Co. and Booz Allen Hamilton has generally agreed to indemnify the other from the recapture of dual consolidated losses which result from an action of the indemnifying party or its affiliates.

Recapitalization Transaction

On December 11, 2009, in order to facilitate the payment of a special dividend and the repayment of a portion of the deferred payment obligation, Booz Allen Investor and Booz Allen Hamilton entered into a series of amendments to the credit agreements governing our senior credit facilities and mezzanine credit facility. The credit agreement governing our senior credit facilities was amended to, among other things, add the Tranche C term facility under our senior credit facilities, increase commitments under the revolving credit facility under our senior credit facilities from $100.0 million to $245.0 million, and add a specific exception to the restricted payments covenant to permit the payment of the special dividend. In addition to consenting to such amendments, the lenders under the senior credit facilities also consented to the amendment of the credit agreement governing the mezzanine credit facility discussed below. In exchange for such consents, each consenting lender received a non-refundable cash fee equal to 0.1% of the sum of the aggregate principal amount of such lender’s Tranche A and B term loans outstanding and such lender’s existing revolving commitment. In addition, each lender providing an increased commitment under the revolving credit facility received a non-refundable cash fee equal to 1.5% of such lender’s additional revolving commitment. The credit agreement governing our mezzanine credit facility was amended to, among other things add a specific exception to the restricted payments covenant to permit the payment of the special dividend, to increase the amount of senior credit facilities debt permitted under the debt covenant to permit the incurrence of loans under the Tranche C term facility and the increase in commitments under the revolving credit facility. In addition, the premiums payable upon the prepayment of the loans were increased, and a 1.0% premium was added with respect to payments of the loans at maturity. In exchange for consenting to such amendments, each consenting lender received a non-refundable cash fee equal to 1.0% of the aggregate principal amounts of such lender’s outstanding loans. Using cash on hand and $341.3 million in net proceeds from the increased term loan facility, Booz Allen Hamilton paid a special dividend of $650.0 million on its common stock, all of which was paid to Booz Allen Investor, its sole stockholder. Booz Allen Investor in turn used the proceeds of the special dividend (i) to repay approximately $100.4 million of the deferred payment obligation, including $22.4 million in accrued interest, in accordance with the terms of the merger agreement and (ii) to pay a special dividend of approximately $549.6 million on its common stock, all of which was paid to Booz Allen Holding, its sole stockholder. Booz Allen Holding in turn declared a special dividend of $497.5 million payable on its outstanding Class A common stock, Class B non-voting common stock and Class C restricted common stock, approximately $444.1 million of which was paid to Coinvest and the remainder of which was paid to the other stockholders of Booz Allen Holding. The aforementioned transactions are referred to in this prospectus as the recapitalization transaction.

As required by the Officers’ Rollover Stock Plan and the Equity Incentive Plan, the exercise price per share of each outstanding option was reduced in an amount equal to the reduction in the value of the common stock as a result of the dividend. Because the reduction in share value exceeded the exercise price for certain of the options granted under the Officers’ Rollover Stock Plan, the exercise price for those options was reduced to the par value of the shares issuable on exercise, and the holders became entitled to receive on the option’s fixed exercise date a cash payment equal to the excess of the reduction in share value as a result of the dividend over the reduction in exercise price, subject to vesting of the relation options. As of June 30, 2010, the total obligations for these cash payments was $54.4 million.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL AND OTHER DATA

The selected consolidated statements of operations data for fiscal 2008, the four months ended July 31, 2008, the eight months ended March 31, 2009 and fiscal 2010, and the selected consolidated balance sheet data as of March 31, 2009 and 2010 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. The selected consolidated balance sheet data as of March 31, 2008 has been derived from audited consolidated financial statements which are not included in this prospectus. The selected consolidated statements of operations data for fiscal 2006 and 2007 and the selected consolidated balance sheet data as of March 31, 2006 and 2007 have been derived from our unaudited consolidated financial statements which are not included in this prospectus. The selected consolidated statements of operations data for the three months ended June 30, 2009 and 2010 and the selected consolidated balance sheet data as of June 30, 2010 have been derived from our unaudited consolidated financial statements included in this prospectus. The unaudited financial statements have been prepared on the same basis as the audited financial statements and, in the opinion of our management, include all adjustments necessary for a fair presentation of the information set forth herein. Our historical results are not necessarily indicative of the results that may be expected for any future period, and the unaudited interim results for the three months ended June 30, 2010 are not necessarily indicative of results that may be expected for fiscal 2011. The selected financial data should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus.

As discussed in more detail under “The Acquisition and Recapitalization Transaction,” Booz Allen Hamilton was indirectly acquired by Carlyle on July 31, 2008. Immediately prior to the acquisition, Booz Allen Hamilton spun off its commercial and international business and retained its U.S. government business. The accompanying consolidated financial statements are presented for (1) the “Predecessor,” which are the financial statements of Booz Allen Hamilton and its consolidated subsidiaries for the period preceding the acquisition, and (2) the “Company,” which are the financial statements of Booz Allen Holding and its consolidated subsidiaries for the period following the acquisition. Prior to the acquisition, Booz Allen Hamilton’s U.S. government business is presented as the continuing operations of the Predecessor. The Predecessor’s consolidated financial statements have been presented for the twelve months ended March 31, 2008 and the four months ended July 31, 2008. The operating results of the commercial and international business that was spun off by Booz Allen Hamilton effective July 31, 2008 have been presented as discontinued operations in the Predecessor consolidated financial statements and the related notes included in this prospectus. The Company’s consolidated financial statements for periods subsequent to the acquisition have been presented from August 1, 2008 through March 31, 2009, for the twelve months ended March 31, 2010 and for the three months ended June 30, 2009 and 2010. The Predecessor’s financial statements may not necessarily be indicative of the cost structure or results of operations that would have existed if the U.S. government business operated as a stand-alone, independent business. The acquisition was accounted for as a business combination, which resulted in a new basis of accounting. The Predecessor’s and the Company’s financial statements are not comparable as a result of applying a new basis of accounting. See Notes 1, 2, 4, and 24 to our consolidated financial statements for additional information regarding the accounting treatment of the acquisition and discontinued operations.

Additionally, the results of operations and balance sheet data for fiscal 2006, fiscal 2007, fiscal 2008, the four months ended July 31, 2008, the eight months ended March 31, 2009, the three months ended June 30, 2009 and as of March 31, 2006, 2007, 2008 and 2009 are presented “as adjusted” to reflect the change in accounting principle related to our revenue recognition policies as described in “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Critical Accounting Estimates and Policies.”

Included in the table below are unaudited pro forma results of operations for the twelve months ended March 31, 2009, or “pro forma 2009,” assuming the acquisition had been completed as of April 1, 2008. The unaudited pro forma condensed consolidated results of operations for fiscal 2009 are based on our historical audited consolidated financial statements included elsewhere in this prospectus, adjusted to give pro forma effect to the acquisition. The unaudited pro forma condensed consolidated results of operations for fiscal 2009 are presented because management believes it provides a meaningful comparison of operating results enabling twelve months of fiscal 2009, adjusted for the impact of the acquisition, to be compared with fiscal 2010. The unaudited pro forma condensed consolidated financial statements are for informational purposes only and do not purport to represent what our actual results of operations would have been if the acquisition had been completed as of April 1, 2008 or that may be achieved in the future. The unaudited pro forma condensed consolidated financial information and the accompanying notes should be read in conjunction with our historical audited consolidated financial statements and related notes appearing elsewhere in this prospectus and other financial information contained in “Risk Factors,” “The Acquisition and Recapitalization Transaction,” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in this prospectus. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Results of Operations” for a description of the pro forma adjustments attributable to the acquisition.

	Predecessor				The Company
						Pro Forma
				Four Months	Eight Months	Fiscal Year	Fiscal Year
				Ended	Ended	Ended	Ended		Three Months
	Fiscal Year Ended March 31,			July 31,	March 31,	March 31,	March 31,		Ended June 30,
	2006	2007	2008	2008	2009	2009(1)	2010		2009	2010
	(Unaudited)	(Unaudited)	(As adjusted)	(As adjusted)	(As adjusted)				(Unaudited)	(Unaudited)
	(As adjusted)	(As adjusted)							(As adjusted)
	(In thousands, except share and per share data)
Consolidated Statement of Operations Data:
Revenue	$2,902,513	$3,209,211	$3,625,055	$1,409,943	$2,941,275	$4,351,218	$5,122,633		$1,229,459	$1,341,929
Operating costs and expenses:
Cost of revenue	1,572,817	1,813,295	2,028,848	722,986	1,566,763	2,296,335	2,654,143		638,690	677,095
Billable expenses	820,951	815,421	935,459	401,387	756,933	1,158,320	1,361,229		329,681	356,286
General and administrative expenses	409,576	421,921	474,188	726,929	505,226	723,827	811,944		184,734	200,419
Depreciation and amortization	22,284	27,879	33,079	11,930	79,665	106,335	95,763		24,003	19,384

Total operating costs and expenses	2,825,628	3,078,516	3,471,574	1,863,232	2,908,587	4,284,817	4,923,079		1,177,108	1,253,184

Operating income (loss)	76,885	130,695	153,481	(453,289)	32,688	66,401	199,554		52,351	88,745
Interest income	1,995	2,955	2,442	734	4,578	5,312	1,466		515	312
Interest expense	(966)	(1,481)	(2,319)	(1,044)	(98,068)	(146,803)	(150,734)		(36,371)	(40,353)
Other income (expense), net	392	146	(1,931)	(54)	(128)	(182)	(1,292)		(523)	(619)

Income (loss) from continuing operations and before income taxes	78,306	132,315	151,673	(453,653)	(60,930)	(75,272)	48,994		15,972	48,085
Income tax (benefit) expense from continuing operations	39,399	55,921	62,693	(56,109)	(22,147)	(25,831)	23,575		7,547	19,916

Income (loss) from continuing operations	38,907	76,394	88,980	(397,544)	(38,783)	$(49,441)	25,419		8,425	28,169

Loss from discontinued operations	(30,409)	(57,611)	(71,106)	(848,371)	—		—		—	—

Net income (loss)	$8,498	$18,783	$17,874	$(1,245,915)	$(38,783)		$25,419		$8,425	$28,169

Earnings per share from continuing operations(2)(3):
Basic	$22.04	$44.08	$50.64	$(181.28)	$(0.37)	$(0.47)	$0.24		$0.08	$0.26
Diluted	18.83	37.64	43.33	(181.28)	(0.37)	(0.47)	0.22		0.08	0.23
Earnings (loss) per share(2)(3):
Basic	$4.81	$10.84	$10.17	$(568.13)	$(0.37)	$—	$0.24		$0.08	$0.26
Diluted	4.11	9.25	8.70	(568.13)	(0.37)	—	0.22		0.08	0.23
Weighted average common shares outstanding(2)(3):
Basic	1,765,500	1,733,000	1,757,000	2,193,000	105,695,340	105,695,340	106,477,650		105,699,180	107,442,650
Diluted	2,066,138	2,029,719	2,053,338	2,193,000	105,695,340	105,695,340	116,228,380		111,557,520	120,955,620
Dividends declared per share (unaudited)(3)	$—	$—	$—	$—	$—	$—	$5.73(	4)	$—	$—

	Predecessor			The Company
	As of March 31,			As of March 31,		As of June 30,
	2006	2007	2008	2009	2010	2010
	(Unaudited)	(Unaudited)	(As adjusted)	(As adjusted)		(Unaudited)
	(As adjusted)	(As adjusted)
	(In thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$31,233	$3,272	$7,123	$420,902	$307,835	$300,611
Working capital	724,470	789,275	1,113,656	789,308	584,248	648,622
Total assets	1,422,983	1,482,453	1,891,375	3,182,249	3,062,223	3,015,262
Long-term debt, net of current portion	—	—	—	1,220,502	1,546,782	1,542,063
Stockholders’ equity	271,090	272,068	313,065	1,060,343	509,583	552,676

(1)	The table below presents the pro forma adjustments attributable to the acquisition. The pro forma adjustments are described in the accompanying footnotes and are based upon available information and certain assumptions that we believe are reasonable.

	Four Months	Eight Months
	Ended	Ended			Pro Forma
	July 31,	March 31,	Pro Forma		Fiscal Year Ended
	2008	2009	Adjustments		March 31, 2009
	(As adjusted)	(As adjusted)
	(In thousands, except share and per share data)

Consolidated Statement of Operations Data:
Revenue	$1,409,943	$2,941,275	—		$4,351,218
Operating costs and expenses:
Compensation and other costs	722,986	1,566,763	$6,586	(a)	2,296,335
Billable expenses	401,387	756,933	—		1,158,320
General and administrative expenses	726,929	505,226	(508,328	)(b)	723,827
Depreciation and amortization	11,930	79,665	14,740	(c)	106,335

Total operating costs and expenses	1,863,232	2,908,587	—		4,284,817

Operating income (loss)	(453,289)	32,688	—		66,401
Interest income	734	4,578	—		5,312
Interest expense	(1,044)	(98,068)	(47,691	)(d)	(146,803)
Other (expense), net	(54)	(128)	—		(182)

Income (loss) from continuing operations before income taxes	(453,653)	(60,930)	—		(75,272)
Income tax (benefit) expense from continuing operations	(56,109)	(22,147)	52,425	(e)	(25,831)

Net income (loss) from continuing operations	(397,544)	(38,783)	—		$(49,441)

Loss from discontinued operations, net of tax	(848,371)	—

Net (loss)	$(1,245,915)	$(38,783)

(a)	Reflects additional stock-based compensation expense associated with options issued in exchange for stock rights under the stock rights plan that existed prior to the closing of the acquisition for $6.6 million (see Note 17 to our consolidated financial statements for additional information on our stock-based compensation).

(b)	Consists of the following adjustments:

• Increase to rent expense of $1.8 million due to the elimination of the July 31, 2008 deferred rent liability in accordance with the accounting treatment of leases associated with the business combination;

• Increase to management fees paid to Carlyle of $333,000 (see Note 19 to our consolidated financial statements for additional information regarding the management fees);

• Additional stock-based compensation expense of $13.4 million associated with options issued in exchange for stock rights under the stock rights plan that existed prior to the closing of the acquisition (see Note 17 to our consolidated financial statements for additional information on our stock-based compensation);

• Reversal of $511.7 million for a one-time acceleration of stock rights and the fair value mark-up of redeemable common shares immediately prior to the acquisition; and

• Reversal of certain related transaction costs of $12.2 million.

(c)	Reflects amortization expense of intangible assets established as part of purchase accounting and depreciation expense associated with the fair value of fixed assets associated with the acquisition accounted for as a business combination for $14.7 million.

(d)	Consists of the following adjustments:

• Reversal of interest expense of $1.0 million recorded during the four months ended July 31, 2008 related to the Predecessor’s previous debt outstanding prior to the acquisition; and

• Incurrence of additional interest expense of $48.7 million associated with our new senior credit facilities and mezzanine credit facility established in conjunction with the acquisition.

(e)	Reflects tax effect of the cumulative pro forma adjustments.

(2)	Basic earnings per share for the Company has been computed using the weighted average number of shares of Class A common stock, Class B non-voting common stock and Class C restricted common stock outstanding during the period. The Company’s diluted earnings per share has been computed using the weighted average number of shares of Class A common stock, Class B non-voting common stock and Class C restricted common stock including the dilutive effect of outstanding common stock options and other stock-based awards. The weighted average number of Class E special voting common stock has not been included in the calculation of either basic earnings per share or diluted earnings per share due to the terms of such common stock.

Basic earnings per share for the Predecessor has been computed using the weighted average number of shares of Class A common stock outstanding during the period. The Predecessor’s diluted earnings per share has been computed using the weighted average number of shares of Class A common stock including the dilutive effect of outstanding stock-based awards.

(3)	Amounts for the Company have been adjusted to reflect a 10-for-1 split of our common stock to be effected prior to the completion of this offering.

(4)	Reflects the payment of special dividends in the aggregate amount of $114.9 million and $497.5 million to holders of record of our Class A common stock, Class B non-voting common stock, and Class C restricted common stock as of July 29, 2009 and December 8, 2009, respectively.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

The following discussion and analysis is intended to help the reader understand our business, financial condition, results of operations, liquidity and capital resources. You should read this discussion in conjunction with “Selected Historical Consolidated Financial and Other Data,” and our consolidated financial statements and the related notes beginning on page F-1 of this prospectus.

The statements in this discussion regarding industry outlook, our expectations regarding our future performance, liquidity and capital resources and other non-historical statements in this discussion are forward-looking statements. These forward-looking statements are subject to numerous risks and uncertainties, including, but not limited to, the risks and uncertainties described in “Risk Factors” and “Special Note Regarding Forward-Looking Statements.” Our actual results may differ materially from those contained in or implied by any forward-looking statements.

Our fiscal year ends March 31 and, unless otherwise noted, references to years or fiscal are for fiscal years ended March 31. References to “pro forma 2009” in this discussion and analysis are to our unaudited pro forma results for the twelve months ended March 31, 2009, assuming the acquisition had been completed as of April 1, 2008. See “— Results of Operations.”

Overview

We are a leading provider of management and technology consulting services to the U.S. government in the defense, intelligence and civil markets. We are a well-known, trusted and long-term partner to our clients, who seek our expertise and objective advice to address their most important and complex problems. Leveraging our 95-year consulting heritage and a talent base of approximately 23,800 people, we deploy our deep domain knowledge, functional expertise and experience to help our clients achieve their objectives. We have a collaborative culture, supported by our operating model, which helps our professionals identify and respond to emerging trends across the markets we serve and deliver enduring results for our clients. We have grown our revenue organically, without relying on acquisitions, at an 18% CAGR over the 15-year period ended March 31, 2010, reaching $5.1 billion in revenue in fiscal 2010.

We were founded in 1914 by Edwin Booz, one of the pioneers of management consulting. In 1940, we began serving the U.S. government by advising the Secretary of the Navy in preparation for World War II. As the needs of our clients have grown more complex, we have expanded beyond our management consulting foundation to develop deep expertise in technology, engineering, and analytics. Today, we serve substantially all of the cabinet-level departments of the U.S. government. Our major clients include the Department of Defense, all branches of the U.S. military, the U.S. Intelligence Community, and civil agencies such as the Department of Homeland Security, the Department of Energy, the Department of Health and Human Services, the Department of the Treasury and the Environmental Protection Agency. We support these clients in addressing complex and pressing challenges such as combating global terrorism, improving cyber capabilities, transforming the healthcare system, improving efficiency and managing change within the government, and protecting the environment.

Factors and Trends Affecting Our Results of Operations

Our results of operations have been, and we expect them to continue to be, affected by the following factors, which may cause our future results of operations to differ from our historical results of operations discussed under “— Results of Operations.”

Business Environment and Key Trends in Our Markets

We believe that the following trends and developments in the U.S. government services industry and our markets may influence our future results of operations:

•	budgeting constraints increasing pressure on the U.S. government to control spending while pursuing numerous important policy initiatives, which may result in a slowdown in the growth rate of U.S. government spending in certain areas;

•	changes in the level and mix of U.S. government spending, such as the U.S. government’s increased spending in recent years on homeland security, cyber, advanced technology analytics, intelligence and defense-related programs and healthcare;

•	cost cutting and efficiency initiatives and other efforts to streamline the U.S. defense and intelligence infrastructure, including the initiatives recently announced by the Secretary of Defense;

•	increased insourcing by the U.S. government of work that was traditionally performed by outside contractors, including at the Department of Defense;

•	specific efficiency initiatives by the U.S. government such as efforts to rebalance the U.S. defense forces in accordance with the 2010 Quadrennial Defense Review, as well as general efforts to improve procurement practices and efficiencies, such as the actions recently announced by the Office of Management and Budget regarding IT procurement practices;

•	U.S. government agencies awarding contracts on a technically acceptable/lowest cost basis, which could have a negative impact on our ability to win certain contracts;

•	restrictions by the U.S. government on the ability of federal agencies to use lead system integrators, in response to cost, schedule and performance problems with large defense acquisition programs where contractors were performing the lead system integrator role;

•	increasingly complex requirements of the Department of Defense and the U.S. Intelligence Community, including cyber-security, and focus on reforming existing government regulation of various sectors of the economy, such as financial regulation and healthcare;

•	efforts by the U.S. government to address organizational conflicts of interest and related issues and the impact of those efforts on us and our competitors; and

•	increased competition from other government contractors and market entrants seeking to take advantage of the trends identified above.

Sources of Revenue

Substantially all of our revenue is derived from services provided under contracts and task orders with the U.S. government, primarily by our employees and, to a lesser extent, our subcontractors. Funding for our contracts and task orders is generally linked to trends in budgets and spending across various U.S. government agencies and departments, which generally have been increasing among our key markets and service offerings. We provide services under a large portfolio of contracts and contract vehicles to a broad client base, and we believe that our diversified contract and client base lessens potential volatility in our business.

Contract Types

We generate revenue under the following three basic types of contracts: cost-reimbursable, time-and-materials, and fixed-price.

•	Cost-reimbursable contracts. Cost-reimbursable contracts provide for the payment of allowable costs incurred during performance of the contract, up to a ceiling based on the amount that has been funded, plus a fee. We generate revenue under two general types of cost-reimbursable contracts: cost-plus-fixed-fee and cost-plus-award-fee contracts, both of which reimburse allowable costs and include a fixed contract fee. The fixed fee under each type of cost-reimbursable contract is generally payable upon completion of services in accordance with the terms of the contract, and cost-plus-fixed-fee contracts offer no opportunity for payment beyond the fixed fee. Cost-plus-award-fee contracts also provide for an award fee that varies within specified limits based upon the client’s assessment of our performance against a predetermined set of criteria, such as targets for factors like cost, quality, schedule, and performance.

•	Time-and-materials contracts. Under a time-and-materials contract, we are paid a fixed hourly rate for each direct labor hour expended, and we are reimbursed for allowable material costs and allowable out-of-pocket expenses. To the extent our actual direct labor and associated costs vary in relation to the fixed hourly billing rates provided in the contract, we will generate more or less profit, or could incur a loss.

•	Fixed-price contracts. Under a fixed-price contract, we agree to perform the specified work for a pre-determined price. To the extent our actual costs vary from the estimates upon which the price was negotiated, we will generate more or less profit, or could incur a loss. Some fixed-price contracts have a performance-based component, pursuant to which we can earn incentive payments or incur financial penalties based on our performance. Fixed-price level of effort contracts require us to provide a specified level of effort, over a stated period of time, for a fixed price.

The amount of risk and potential reward varies under each type of contract. Under cost-reimbursable contracts, there is limited financial risk, because we are reimbursed for all allowable costs up to a ceiling. However, profit margins on this type of contract tend to be lower than on time-and-materials and fixed-price contracts. Under time-and-materials contracts, we are reimbursed for the hours worked using the predetermined hourly rates for each labor category. In addition, we are typically reimbursed for other contract direct costs and expenses at cost. We assume financial risk on time-and-materials contracts because our labor costs may exceed the negotiated billing rates. Profit margins on well-managed time and materials contracts tend to be higher than profit margins on cost-reimbursable contracts as long as we are able to staff those contracts with people who have an appropriate skill set. Under fixed-price contracts, we are required to deliver the objectives under the contract for a pre-determined price. Compared to time-and-materials and cost-reimbursable contracts, fixed-price contracts generally offer higher profit margin opportunities because we receive the full benefit of any cost savings but generally involve greater financial risk because we bear the impact of any cost overruns. In the aggregate, the contract type mix in our revenue for any given period will affect that period’s profitability. Over time we have experienced a relatively stable contract mix. However, the U.S. government has indicated an intent to increase its use of fixed price contract procurements and reduce its use of cost-plus-award-fee contract procurements, and the Department of Defense recently adopted purchasing guidelines that mark a shift towards fixed-price procurement contracts.

The table below presents the percentage of total revenue for each type of contract.

	Predecessor	The Company
				Three Months
	Fiscal	Pro Forma	Fiscal	Ended June 30,
	2008	2009	2010	2009	2010
Cost-reimbursable(1)	47%	50%	50%	52%	51%
Time-and-materials	44%	39%	38%	38%	36%
Fixed-price(2)	9%	11%	12%	10%	13%

(1)	Includes both cost-plus-fixed-fee and cost-plus-award fee contracts.

(2)	Includes fixed-price level of effort contracts.

Contract Diversity and Revenue Mix

We provide our services to our clients through a large number of single award contracts and contract vehicles and multiple award contract vehicles. In fiscal 2010, the revenue from our top ten single award contracts or contract vehicles based on revenue represented 19% of our revenue. Most of our revenue is generated under ID/IQ contract vehicles, which include multiple award GWACs and GSA schedules and certain single award contracts. GWACs and GSA schedules are available to all U.S. government agencies. Any number of contractors typically compete under multiple award ID/IQ contract vehicles for task orders to provide particular services, and we earn revenue under these contract vehicles only to the extent that we are successful in the bidding process for task orders. In each of fiscal 2008, pro forma 2009 and fiscal 2010, our revenue under GWACs and GSA schedules collectively represented 29%, 27% and 23% of our total revenue, respectively. No single task order under any contract represented more than 1% of our revenue in any of fiscal 2008, pro forma 2009 or fiscal 2010. No single contract accounted for more than 9% of our revenue in any of fiscal 2008, pro forma 2009 and fiscal 2010.

We generate revenue under our contracts and task orders through our provision of services as both a prime contractor and subcontractor, as well as from the provision of services by subcontractors under contracts and task orders for which we act as the prime contractor. For fiscal 2008, pro forma 2009 and fiscal 2010, 88%, 86% and 87%, respectively, of our revenue was generated by contracts and task orders for which we served as a prime contractor; 12%, 14% and 13%, respectively, of our revenue was generated by contracts and task orders for which we served as a subcontractor; and 22%, 21% and 22%, respectively, of our revenue was generated by services provided by our subcontractors. The mix of these types of revenue affect our operating margin. Substantially all of our operating margin is derived from our consulting staff’s labor under contracts for which we act as the prime contractor or a subcontractor, which we refer to as direct consulting staff labor, and our operating margin derived from fees we earn on services provided by our subcontractors is not significant. We view growth in direct consulting staff labor as the primary measure of earnings growth. Direct consulting staff labor growth is driven by consulting staff headcount growth, after attrition, and total backlog growth.

Our People

Revenue from our contracts is derived from services delivered by our people and, as discussed above, to a lesser extent from our subcontractors. Our ability to hire, retain and deploy talent is critical to our ability to grow our revenue. As of March 31, 2008, 2009, 2010, we employed approximately 18,800, 21,600, 23,300 people, respectively, of which approximately 16,900, 19,600, 21,000, respectively, were consulting staff. As of June 30, 2009 and 2010, we employed approximately 22,500 and 23,800 people, respectively, of which approximately 20,400 and 21,600, respectively, were consulting staff. Attrition for consulting staff was 15%, 15%, and 14% during fiscal 2008, 2009, and 2010, respectively. We recently accelerated our firm-wide hiring program to recruit and attract additional high quality and experienced talent. We believe this will allow us to grow our business through the deployment of increased net consulting staff against funded backlog.

Contract Backlog

We define backlog to include the following three components:

•	Funded Backlog. Funded backlog represents the revenue value of orders for services under existing contracts for which funding is appropriated or otherwise authorized less revenue previously recognized on these contracts.

•	Unfunded Backlog. Unfunded backlog represents the revenue value of orders for services under existing contracts for which funding has not been appropriated or otherwise authorized.

•	Priced Options. Priced contract options represent 100% of the revenue value of all future contract option periods under existing contracts that may be exercised at our clients’ option and for which funding has not been appropriated or otherwise authorized.

Backlog does not include any task orders under ID/IQ contracts, including GWACs and GSA schedules, except to the extent that task orders have been awarded to us under those contracts.

The following table summarizes the value of our contract backlog at the respective dates presented:

	The Company
	As of March 31,		As of June 30,
	2009	2010	2009	2010
	(In millions)

Backlog:
Funded	$2,392	$2,528	$2,214	$2,618
Unfunded(1)	1,968	2,453	2,057	2,576
Priced options(2)	2,919	4,032	3,233	4,295

Total backlog	$7,279	$9,013	$7,504	$9,489

(1)	Reflects a reduction by management to the revenue value of orders for services under two existing single award ID/IQ contracts based on an established pattern of funding under these contracts by the U.S. government.

(2)	Amounts shown reflect 100% of the undiscounted revenue value of all priced options.

Our backlog includes orders under contracts that in some cases extend for several years. The U.S. Congress generally appropriates funds for our clients on a yearly basis, even though their contracts with us may call for performance that is expected to take a number of years. As a result, contracts typically are only partially funded at any point during their term and all or some of the work to be performed under the contracts may remain unfunded unless and until the U.S. Congress makes subsequent appropriations and the procuring agency allocates funding to the contract.

We view growth in total backlog and consulting staff headcount growth as the two key measures of our business growth. Growing and deploying consulting staff headcount is the primary means by which we are able to recognize profitable revenue growth. To the extent that we are able to hire additional people and deploy them against funded backlog, we generally recognize increased revenue. Some portion of our employee base is employed on less than a full time basis, and we measure revenue growth based on the full time equivalency of our consulting staff. Total backlog grew 24% from March 31, 2009 to March 31, 2010 and 26% from June 30, 2009 to June 30, 2010. We cannot predict with any certainty the portion of our backlog that we expect to recognize as revenue in any future period. While we report internally on our backlog on a monthly basis and review backlog upon the occurrence of certain events to determine if any adjustments are necessary, we cannot guarantee that we will recognize any revenue from our backlog. The primary risks that could affect our ability to recognize such revenue are program schedule changes, contract modifications, and our ability to assimilate and deploy new employees against funded backlog. In our recent experience, neither of these nor any of the following additional risks have had a material negative effect on our ability to realize revenue from our funded backlog: the unilateral right of the U.S. government to cancel multi-year contracts and related orders or to terminate existing contracts for convenience or default; cost cutting initiatives and other efforts to reduce U.S. government spending, such as the initiatives recently announced by the Secretary of Defense, which could reduce or delay funding for orders for services; delayed funding of our contracts due to delays in the completion of the U.S. government’s budgeting process and the use of continuing resolutions; in the case of unfunded backlog, the potential that funding will not be made available; and, in the case of priced options, the risk that our clients will not exercise their options. Funded backlog includes orders under contracts for which the period of performance has expired, and we may not recognize revenue on the funded backlog that includes such orders due to, among other reasons, the tardy submission of invoices by our subcontractors and the expiration of the relevant appropriated funding in accordance with a pre-determined expiration date such as the end of the U.S. government’s fiscal year. The revenue value of orders included in funded backlog that has not been recognized as revenue due to period of performance expirations has not exceeded 4.3% of funded backlog as of the end of any of the eight fiscal quarters preceding the fiscal quarter ended September 30, 2010. See “Risk Factors — Risks Related to Our Business — We may not realize the full value of our backlog, which may result in lower than expected revenue.”

Operating Costs and Expenses

Costs associated with compensation and related expenses for our people are the most significant component of our operating costs and expenses. The principal factors that affect our costs are additional people as we grow our business and are awarded new contracts, task orders and additional work under our existing contracts and the hiring of people with a specific skill set and security clearances as required by our additional work.

Our most significant operating costs and expenses are described below.

Cost of Revenue

Cost of revenue includes direct labor, related employee benefits and overhead. Overhead consists of indirect costs, including indirect labor relating to infrastructure, management and administration, and other expenses.

Billable Expenses

Billable expenses include direct subcontractor expenses, travel expenses, and other expenses incurred to perform on contracts.

General and Administrative Expenses

General and administrative expenses include indirect labor of executive management and corporate administrative functions, marketing and bid and proposal costs, and other discretionary spending.

Upon the completion of this offering, we will be required to comply with new accounting, financial reporting and corporate governance standards as a public company that we expect will cause our general and administrative expenses to increase. Such costs will include, among others, increased auditing and legal fees, board of director fees, investor relations expenses, and director and officer liability insurance costs.

Depreciation and Amortization

Depreciation and amortization includes the depreciation of computers, leasehold improvements, furniture and other equipment, and the amortization of internally developed software, as well as third-party software that we use internally and of identifiable long-lived intangible assets over their estimated useful lives.

Income Taxes

Our NOL carryforward, which as of March 31, 2010 was $367.6 million, is subject to Section 382 of the Internal Revenue Code. Section 382 of the Internal Revenue Code limits the use of a corporation’s NOLs and certain other tax benefits following a change in ownership of the corporation. We believe that it is more likely than not that the results of future operations will generate sufficient taxable income over the next two to three years to realize the tax benefits of our NOL carryforward.

We also expect that our future cash tax payments will be further reduced by utilizing deductions created upon the exercise of employee stock options. In general, under current law, an exercise of a compensatory option to acquire our stock would create an income tax deduction in an amount equal to the excess of the fair market value of the stock subject to the option over the option exercise price. In connection with the acquisition, we issued options under the Officers’ Rollover Stock Plan, referred to as Rollover options, of which options to purchase 11,645,679 shares (excluding fractional shares which will be redeemed for cash) were outstanding as of September 30, 2010. The Rollover options vest over the period from June 30, 2011 to June 30, 2013 and, once vested, are required to be exercised no later than 60 days (subject to extension by the Board) following specified exercise commencement dates ranging from June 30, 2011 to June 30, 2015 or such options will be forfeited. Assuming that all Rollover options vest in accordance with their terms and are exercised in accordance with the exercise schedule, and that the fair market value of our Class A common stock at the time of such exercises were equal to $18.00, the midpoint of the range set forth on the cover page of this prospectus, the expected reduction in our cash taxes over the exercise period for such options would be approximately $62.8 million in excess of the tax benefit for such awards reflected in our consolidated financial statements. There can be no assurance that any Rollover options will vest and be exercised or that the value of our stock at the time of any exercise will not be less than such midpoint or that any such tax deduction will be realized. Any increase or decrease in the price of our Class A common stock at the time of any such exercise relative to such midpoint assumed above would likewise have the effect of increasing (in the case of a decrease in stock price) or decreasing (in the case of an increase in stock price) our future cash tax payments.

In addition, we have issued options under the Equity Incentive Plan, referred to as EIP options, of which options to purchase 12,118,230 shares were outstanding as of September 30, 2010, including options to purchase 2,268,380 shares that were vested as of such date. These outstanding EIP options vest over the period from June 30, 2011 to June 30, 2016 based on the continued employment of the holder and the fulfillment of certain performance targets. Options are exercisable any time between vesting and ten years after grant date ranging from June 30, 2019 to June 30, 2020. The exercise prices of EIP options outstanding as of September 30, 2010 range from $4.27 to $16.85 per share and the weighted average exercise price for such outstanding EIP options is $6.06. Assuming that all such options vest in accordance with their terms and are exercised, and that the fair market value of our Class A common stock at the time of such exercises were equal to $18.00, the midpoint of the range set forth on the cover page of this prospectus, the expected reduction in our cash taxes over the exercise period for such options would be approximately $33.2 million in excess of the tax benefit for such awards reflected in our consolidated financial statements. There can be no assurance that any such options will vest and be exercised, as to the timing of any exercise or that the value of our stock at the time of any such exercise will not be less than such midpoint or that any such tax deduction will be realized. Any increase or decrease in the price of our Class A common stock at the time of any such exercise relative to such midpoint assumed above would likewise have the effect of increasing (in the case of a decrease in stock price) or decreasing (in the case of an increase in stock price) our future cash tax expense.

During the six months ended September 30, 2010, we reduced our liability for income taxes payable due to the exercise of 1,699,830 Rollover options (excluding fractional shares which were redeemed for cash) and 2,612,720 EIP options, resulting in the reduction of our cash taxes of approximately $8.1 million and $7.5 million, respectively.

For further information regarding our outstanding options, including vesting and exercise terms, see “Executive Compensation — Executive Compensation Plans” and Note 17 to our consolidated financial statements.

Effects of Inflation

50% and 51% of our revenue was derived from cost-reimbursable contracts for fiscal 2010 and for the three months ended June 30, 2010, respectively, which are generally completed within one year of the contract start date. Bids for longer-term fixed-price and time-and-materials contracts typically include sufficient provisions for labor and other cost escalations to cover anticipated cost increases over the period of performance. Consequently, revenue and costs have generally both increased commensurate with overall economic growth. As a result, net income as a percentage of total revenue has not been significantly impacted by inflation.

Seasonality

The U.S. government’s fiscal year ends on September 30 of each year. It is not uncommon for U.S. government agencies to award extra tasks or complete other contract actions in the weeks before the end of its fiscal year in order to avoid the loss of unexpended fiscal year funds. In addition, we also have generally experienced higher bid and proposal costs in the months leading up to the U.S. government’s fiscal year-end as we pursue new contract opportunities being awarded shortly after the U.S. government fiscal year-end as new opportunities are expected to have funding appropriated in the U.S. government’s subsequent fiscal year. We may continue to experience this seasonality in future periods, and our future periods may be affected by it.

Seasonality is just one of a number of factors, many of which are outside of our control, that may affect our results in any period. See “Risk Factors — Risks Relating to Our Common Stock and This Offering — Our financial results may vary significantly from period to period as a result of a number of factors many of which are outside our control, which could cause the market price of our Class A common stock to decline.”

Critical Accounting Estimates and Policies

Our discussion and analysis of our financial condition and results of operations are based on our consolidated financial statements, which have been prepared in accordance with GAAP. The preparation of these consolidated financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingencies at the date of the financial statements as well as the reported amounts of revenue and expenses during the reporting period. Management evaluates these estimates and assumptions on an ongoing basis. Our estimates and assumptions have been prepared on the basis of the most current reasonably available information. Actual results may differ from these estimates under different assumptions or conditions.

Our significant accounting policies, including the critical policies and practices listed below, are more fully described and discussed in the notes to the consolidated financial statements. We consider the following accounting policies to be critical to an understanding of our financial condition and results of operations because these policies require the most difficult, subjective or complex judgments on the part of our management in their application, often as a result of the need to make estimates about the effect of matters that are inherently uncertain, and are the most important to our financial condition and operating results.

Revenue Recognition and Cost Estimation

Substantially all of our revenue is derived from contracts to provide professional services to the U.S. government and its agencies. In most cases, we recognize revenue as work is performed. For fixed-price contracts, we recognize revenue on the percentage-of-completion basis with progress toward completion of a particular contract based on actual costs incurred relative to total estimated costs to be incurred over the life of the contract. Profits on fixed-price contracts result from the difference between the incurred costs and the revenue earned. This method is followed where reasonably dependable estimates of revenue and costs under the contract can be made. Estimates of total contract revenue and costs are reviewed regularly and at least quarterly, and recorded revenue and costs are subject to revision as the contract progresses. Such revisions may result in increases or decreases to revenue and income, and are reflected in the financial statements in the periods in which they are first identified. If our estimates indicate that a contract loss will occur, a loss provision is recorded in the period in which the loss first becomes probable and reasonably estimable. Estimating costs under our long-term contracts is complex and involves significant judgment. Factors that must be considered in making estimates include labor productivity and availability, the nature and technical complexity of the work to be performed, potential performance delays, availability and timing of funding from the client, progress toward completion, and recoverability of claims. Adjustments to original estimates are often required as work progresses and additional information becomes known, even though the scope of the work required under the contract may not change. Any adjustment as a result of a change in estimates is made when facts develop, events become known or an adjustment is otherwise warranted, such as in the case of a contract modification. We have procedures and processes in place to monitor the actual progress of a project against estimates and our estimates are updated if circumstances are warranted.

We recognize revenue for cost-plus-fixed-fee contracts with the U.S. government as hours are worked based on reimbursable and allowable costs, recoverable indirect costs and an accrual for the fixed fee component of the contract. Many of our U.S. government contracts include award fees, which are earned based on the client’s evaluation of our performance. We have significant history with the client for the majority of contracts on which we earn award fees. That history and management monitoring of performance form the basis for our ability to estimate such fees over the life of the contract. Based on these estimates, we recognize award fees as work on the contracts is performed.

Revenue earned under time-and-materials contracts is recognized as hours are worked based on contractually billable rates to the client. Costs on time-and-materials contracts are expensed as incurred.

Change in Accounting Principle for Revenue Recognition

In fiscal 2010, we changed our methodology of recognizing revenue for all of our U.S. government contracts to apply the accounting guidance of Financial Accounting Standards Board, or FASB, Accounting

Standard Codification, or ASC, Subtopic 605-35, as directed by ASC Topic 912, which permits revenue recognition on a percentage-of-completion basis. Previously, we applied this guidance only to contracts related to the construction or development of tangible assets. For contracts not related to those activities, we had applied the general revenue recognition guidance of Staff Accounting Bulletin Topic 13, “Revenue Recognition.” Upon contract completion, both methods yield the same results, but we believe that the application of contract accounting under ASC 605-35 to all U.S. government contracts is preferable to the application of contract accounting under Staff Accounting Bulletin Topic 13, based on the fact that the percentage of completion model utilized under ASC 605-35 is a recognized accounting model that better reflects the economics of a U.S. government contract during the contract performance period.

The only material financial impact resulting from the accounting change is the recognition of award fees based upon reliable estimates. The guidance in ASC 605-35 allows for award fees to be recorded over the life of a contract based on management’s estimates of those total fees, to the extent we are able to make such estimates. We have concluded that these estimates, in prior and current periods, can be made based on our significant history with our portfolio of contracts and management’s monitoring of fees earned on such contracts. Management concluded that accrual of award fees is appropriate for all of our existing cost-plus-award-fee contracts for which management is able to estimate the award fees. This change has been reflected in all periods presented in the audited consolidated financial statements and the unaudited financial data presented elsewhere in this prospectus.

In accordance with ASC Subtopic 250-10, “Accounting Changes and Error Corrections,” all prior periods presented have been retrospectively adjusted to apply the new method of accounting. Refer to Note 2 to our consolidated financial statements for information on the effect of the change in accounting principle on our consolidated financial statements.

Goodwill and Intangible Impairment

Goodwill represents the excess of the purchase price of an acquired business over the fair value of its net tangible and identifiable intangible assets. The fair value assessments involved in the calculation of goodwill require judgments and estimates that can be affected by contract performance and other factors over time, which may cause the amount of goodwill associated with a business to differ materially from original estimates.

We have identified a single reporting unit for purposes of testing goodwill. The goodwill of our reporting unit is tested for impairment annually on January 1 and whenever an event occurs or circumstances change such that it is reasonably possible that an impairment condition may exist. Events or circumstances that could trigger such an interim impairment test include a decline in market capitalization below book value, internal reports or reports by our competitors of a decrease in revenue or operating income or bankruptcies, lower than expected income during the current fiscal year or expected for the next fiscal year, current period operating or cash flow loss, loss of significant contracts, or projection of continuing income or cash flow losses associated with the use of a long-lived asset or group of assets.

Our goodwill impairment test is a two-step process performed at the reporting unit level. The first step consists of estimating the fair value of our reporting unit based on a discounted cash flow model using revenue and profit forecasts and comparing its estimated fair value with the carrying value, which includes the allocated goodwill. If the fair value is less than the carrying value, a second step is performed to compute the amount of the impairment by determining an implied fair value of goodwill. The implied fair value of goodwill is the residual fair value derived by deducting the fair value of the reporting unit’s identifiable assets and liabilities from its estimated fair value calculated in step one. The impairment charge represents the excess of the carrying amount of the reporting unit’s goodwill over the implied fair value of goodwill. The revenue and profit forecasts used in step one are based on management’s best estimate of future revenue and operating costs. Changes in these forecasts could cause the reporting unit to either pass or fail the first step in the impairment test, which could significantly change the amount of the impairment recorded from step two. In addition, the estimated future cash flows are adjusted to present value by applying a discount rate. Changes in the discount rate impact the impairment by affecting the calculation of the fair value of the reporting unit in step one.

Our goodwill impairment test performed for fiscal 2010 did not result in any impairment of goodwill. For the year ended March 31, 2010, there were no triggering events indicative of goodwill or intangible impairment.

Stock-Based Compensation

We use the Black-Scholes option-pricing model to determine the estimated fair value for stock options. The fair value of our stock on the date of the option grant is determined based on an external valuation prepared contemporaneously and approved by management and reviewed by the Board.

Critical inputs into the Black-Scholes option-pricing model include: the option exercise price; the fair value of the stock price; the expected life of the option in years; the annualized volatility of the stock; the annual rate of quarterly dividends on the stock; and the risk-free interest rate.

As we have no plans to issue regular dividends, a dividend yield of zero is used in the Black-Scholes model. Expected volatility is calculated as of each grant date based on reported data for a peer group of publicly traded companies for which historical information is available. We will continue to use peer group volatility information until our historical volatility can be regularly measured against an open market to measure expected volatility for future option grants. Other than the expected life of the option, volatility is the most sensitive input to our option grants. To be consistent with all other implied calculations, the same peer group used to calculate other implied metrics is also used to calculate implied volatility. While we are not aware of any news or disclosure by our peers that may impact their respective volatility, there is a risk that peer group volatility may increase, thereby increasing any prospective future compensation expense that will result from future option grants.

The risk-free interest rate used in the Black-Scholes option-pricing model is determined by referencing the U.S. Treasury yield curve rates with the remaining term equal to the expected life assumed at the date of grant. Due to the lack of historical exercise data, the average expected life is estimated based on internal qualitative and quantitative factors. As we obtain data associated with future exercises, the useful life of future grants will be adjusted accordingly.

Forfeitures are estimated based on our historical analysis of attrition levels. Forfeiture estimates will be updated annually for actual forfeitures. We do not expect this assumption to change materially, as attrition levels have historically been low.

As a privately held company, we obtained contemporaneous valuations by an independent valuation specialist for our fair value determinations. The valuations were based on several generally accepted valuation techniques: a discounted cash flow analysis, a comparable public company analysis, and for the most recent valuation, a comparative transaction analysis. Estimates used in connection with the discounted cash flow analysis were consistent with the plans and estimates that we use to manage the business although there is inherent uncertainty in these estimates. The valuation analysis results in a range of derived values with the final value selected and approved by our Compensation Committee. The completion of the initial public offering may add value to the shares due to, among other things, increased liquidity and marketability; however, the extent (if any) of such additional value cannot be measured with precision or certainty and the shares could suffer a decrease in value.

Accounting for Income Taxes

Provisions for federal and state income taxes are calculated from the income reported on our financial statements based on current tax law and also include, in the current period, the cumulative effect of any changes in tax rates from those previously used in determining deferred tax assets and liabilities. Such provisions differ from the amounts currently receivable or payable because certain items of income and expense are recognized in different time periods for purposes of preparing financial statements than for income tax purposes.

Significant judgment is required in determining income tax provisions and evaluating tax positions. We establish reserves for income tax when, despite the belief that our tax positions are supportable, there remains uncertainty in a tax position in our previously filed income tax returns. For tax positions where it is more likely than not that a tax benefit will be sustained, we record the largest amount of tax benefit with a greater than 50% likelihood of being realized upon settlement with a taxing authority that has full knowledge of all relevant information. To the extent we prevail in matters for which accruals have been established or are required to pay amounts in excess of reserves, our effective tax rate in a given financial statement period may be materially impacted.

The carrying value of our net deferred tax assets assumes that we will be able to generate sufficient future taxable income in certain tax jurisdictions to realize the value of these assets. If we are unable to generate sufficient future taxable income in these jurisdictions, a valuation allowance is recorded when it is more likely than not that the value of the deferred tax assets is not realizable.

Recent Accounting Pronouncements

In October 2009, the FASB issued Accounting Standards Update, or ASU, No. 2009-13, Revenue Recognition (Topic 605): Multiple-Deliverable Revenue Arrangements, to amend the revenue recognition guidance for arrangements with multiple deliverables under ASC 605-25, Revenue Recognition: Multiple-Element Arrangements. This guidance modifies the requirements for determining whether a deliverable can be treated as a separate unit of accounting by removing the criteria that verifiable and objective evidence of fair value exists for the undelivered elements.

In October 2009, the FASB issued ASU No. 2009-14, Software (Topic 985): Certain Revenue Arrangements That Include Software Elements, to amend the revenue recognition guidance for certain arrangements that include software elements under FASB ASC 985-605, Software: Revenue Recognition. The amendment to ASC 985-605 focuses on determining which arrangements are within the scope of the software revenue guidance.

The changes in ASU No. 2009-13 and ASU No. 2009-14 are effective on a prospective basis for transactions entered into or materially modified for fiscal years beginning on or after June 15, 2010, or on a retrospective basis for all periods presented. Early adoption is permitted as of the beginning of our fiscal year provided we have not previously issued financial statements for any period within that year. We have adopted the guidance on a prospective basis effective April 1, 2010 and the guidance did not have material impact on our consolidated financial statements and disclosures. We are required to adopt both ASU No. 2009-13 and ASU No. 2009-14 in the same manner.

In April 2010, the FASB issued Accounting Standards Update 2010-17, Revenue Recognition-Milestone Method. Collectively, the guidance provides requirements on when it may be appropriate for a company to apply the milestone method of revenue recognition to its research and development arrangements. This guidance includes the definition of milestone, the criteria that must be met in order to consider a milestone substantive and the financial statement disclosures required when the milestone method of revenue recognition is adopted. The guidance is effective on a prospective basis for milestones achieved in fiscal years beginning on or after June 15, 2010, however a company may elect to early adopt. When a company elects to early adopt, the milestone method must be applied retrospectively from the beginning of the fiscal year of adoption.

The recognition of revenue under the milestone method is a policy election. Other proportional revenue recognition methods may also be applied as long as the selected method does not recognize consideration for a milestone in its entirety during the period the milestone is achieved. We are currently assessing the impact that the milestone method would have on our consolidated financial statements and have not yet chosen to apply the milestone method of revenue recognition to our research and development arrangements. Should we elect to adopt the milestone method, we currently do not expect the new method to have a material impact on our consolidated financial statements.

Other recent accounting pronouncements issued by the FASB (including the EITF) and the American Institute of Certified Public Accountants were not or are not believed by management to have a material impact on our future consolidated financial statements.

Segment Reporting

We report operating results and financial data in one operating and reportable segment. We manage our business as a single profit center in order to promote collaboration, provide comprehensive functional service offerings across our entire client base, and provide incentives to employees based on the success of the organization as a whole. Although certain information regarding served markets and functional capabilities is discussed for purposes of promoting an understanding of our complex business, we manage our business and allocate resources at the consolidated level of a single operating segment.

The Acquisition

On July 31, 2008, pursuant to the merger agreement, the then-existing shareholders of Booz Allen Hamilton completed the spin off and sale of the commercial and international business to the commercial partners and the acquisition of Booz Allen Hamilton by Carlyle, through the merger of Booz Allen Hamilton with a wholly-owned indirect subsidiary of Booz Allen Holding. Booz Allen Holding was formed for the purpose of Carlyle indirectly acquiring Booz Allen Hamilton and was capitalized through (1) the sale of $956.5 million of shares of Class A common stock by Booz Allen Holding to Coinvest and (2) $1,240.3 million of net proceeds from indebtedness incurred under our senior credit facilities and our mezzanine credit facility. Booz Allen Holding acquired Booz Allen Hamilton for total consideration of $1,828.0 million. The acquisition consideration was allocated to the acquired net assets, identified intangibles of $353.8 million, and goodwill of $1,163.1 million.

In connection with the acquisition, Booz Allen Holding exchanged certain shares of its common stock for previously issued and outstanding shares of Booz Allen Hamilton. Fully vested shares of Booz Allen Hamilton were exchanged for vested shares of Booz Allen Holding, with a fair value of $79.7 million. This amount was included as a component of the total acquisition consideration. Booz Allen Holding also issued restricted shares and options in exchange for previously issued and outstanding stock rights of Booz Allen Hamilton. Based on the vesting terms of the newly issued Booz Allen Holding Class C restricted common stock and the new options granted under the Officers’ Rollover Stock Plan, the fair value of those awards, $147.4 million, is recognized as compensation expense by us subsequent to the acquisition as the restricted common stock and stock options vest over a period of three to five years. See “The Acquisition and Recapitalization Transaction.”

The Recapitalization Transaction

On December 11, 2009, we consummated the recapitalization transaction, which included amendments of our senior credit facilities and our mezzanine credit facility to, among other things, add the $350.0 million Tranche C term facility under our senior credit facilities and waive certain covenants to permit the recapitalization transaction. Net proceeds from the Tranche C term facility of $341.3 million, along with cash on hand, were used to fund Booz Allen Hamilton’s dividend payment of $497.5 million, or $4.642 per share, to all issued and outstanding shares of Booz Allen Holding’s Class A common stock, Class B non-voting common stock and Class C restricted common stock. We also repaid a portion of the deferred payment obligation in the amount of $100.4 million, including $22.4 million in accrued interest. As required by the Officers’ Rollover Stock Plan and the Equity Incentive Plan, the exercise price per share of each outstanding option was reduced in an amount equal to the reduction in the value of the common stock as a result of the dividend. Because the reduction in share value exceeded the exercise price for certain of the options granted under the Officers’ Rollover Stock Plan, the exercise price for those options was reduced to the par value of the shares issuable on exercise, and the holders became entitled to receive on the option’s fixed exercise date a cash payment equal to the excess of the reduction in share value as a result of the dividend over the reduction in exercise price, subject to vesting of the relation options. As of June 30, 2010, the total obligations for these cash payments was $54.4 million. See “The Acquisition and Recapitalization Transaction.”

Basis of Presentation

As discussed in more detail under “The Acquisition and Recapitalization Transaction,” Booz Allen Hamilton was indirectly acquired by Carlyle on July 31, 2008. Immediately prior to the acquisition, Booz

Allen Hamilton spun off its commercial and international business and retained its U.S. government business. The accompanying consolidated financial statements are presented for (1) the “Predecessor,” which are the financial statements of Booz Allen Hamilton for the period preceding the acquisition, and (2) the “Company,” which are the financial statements of Booz Allen Holding and its consolidated subsidiaries for the period following the acquisition. Prior to the acquisition, Booz Allen Hamilton’s U.S. government business is presented as the continuing operations of the Predecessor. The Predecessor’s consolidated financial statements have been presented for the twelve months ended March 31, 2008 and the four months ended July 31, 2008. The operating results of the commercial and international business that was spun off by Booz Allen Hamilton effective July 31, 2008 have been presented as discontinued operations in the Predecessor consolidated financial statements and the related notes included in this prospectus. The Company’s consolidated financial statements for periods subsequent to the acquisition have been presented from August 1, 2008 through March 31, 2009, for the twelve months ended March 31, 2010 and for the three months ended June 30, 2009 and 2010. The Predecessor’s financial statements may not necessarily be indicative of the cost structure or results of operations that would have existed if the U.S. government business operated as a stand-alone, independent business. The acquisition was accounted for as a business combination, which resulted in a new basis of accounting. The Predecessor’s and the Company’s financial statements are not comparable as a result of applying a new basis of accounting. See Notes 1, 2, 4, and 24 to our consolidated financial statements for additional information regarding the accounting treatment of the acquisition and discontinued operations.

The spin off of the commercial and international business, the acquisition of a majority ownership by Carlyle, the related application of the purchase accounting method and changes in our outstanding debt resulted in significant changes in, among other things, asset values, amortization expense, and interest expense. Additionally, the Predecessor’s net loss for the four months ended July 31, 2008 includes approximately $1.5 billion of stock compensation expense related to the accelerated vesting of a portion of existing rights to purchase common stock of the Company and the mark-up of the Predecessor’s common stock to fair market value in anticipation of the acquisition. The acquisition purchase price was allocated to the Company’s net tangible and identifiable intangible assets based upon their fair values as of August 1, 2008. The excess of the purchase price over the fair value of the net tangible and identifiable assets was recorded as goodwill.

The results of operations for fiscal 2008, the four months ended July 31, 2008, the eight months ended March 31, 2009 and the three months ended June 30, 2009 are presented “as adjusted” to reflect the change in accounting principle related to our revenue recognition policies, as described in “— Critical Accounting Estimates and Policies.”

Results of Operations

The following table sets forth items from our consolidated statements of operations for the periods indicated (in thousands). Included in the table below and set forth in the following discussion are unaudited pro forma results of operations for the twelve months ended March 31, 2009, or “pro forma 2009,” assuming the acquisition had been completed as of April 1, 2008. The unaudited pro forma condensed consolidated results of operations for fiscal 2009 are based on our historical audited consolidated financial statements included elsewhere in this prospectus, adjusted to give pro forma effect to the acquisition.

The unaudited pro forma condensed consolidated results of operations for fiscal 2009 are presented because management believes it provides a meaningful comparison of operating results enabling twelve months of fiscal 2009 to be compared with fiscal 2010 and fiscal 2008, adjusting for the impact of the acquisition. The unaudited pro forma condensed consolidated financial statements are for informational purposes only and do not purport to represent what our actual results of operations would have been if the acquisition had been completed as of April 1, 2008 or that may be achieved in the future. The unaudited pro forma condensed consolidated financial information and the accompanying notes should be read in conjunction with our historical audited consolidated financial statements and related notes appearing elsewhere in this prospectus and other financial information contained in “Prospectus Summary,” “Risk Factors” and “The Acquisition and Recapitalization Transaction,” in this prospectus.

	Predecessor		The Company
		Four	Eight			Pro Forma
	Fiscal Year	Months	Months			Fiscal	Fiscal Year
	Ended	Ended	Ended			Year Ended	Ended	Three Months
	March 31,	July 31,	March 31,	Pro Forma		March 31,	March 31,	Ended June 30,
	2008	2008	2009	Adjustments		2009	2010	2009	2010
	(As adjusted)	(As adjusted)	(As adjusted)					(Unaudited)	(Unaudited)
								(As adjusted)
	(In thousands)
Revenue	$3,625,055	$1,409,943	$2,941,275	—		$4,351,218	$5,122,633	$1,229,459	$1,341,929
Operating costs and expenses:
Cost of revenue	2,028,848	722,986	1,566,763	$6,586	(a)	2,296,335	2,654,143	638,690	677,095
Billable expenses	935,459	401,387	756,933	—		1,158,320	1,361,229	329,681	356,286
General and administrative expenses	474,188	726,929	505,226	(508,328	)(b)	723,827	811,944	184,734	200,419
Depreciation and amortization	33,079	11,930	79,665	14,740	(c)	106,335	95,763	24,003	19,384

Total operating costs and expenses	3,471,574	1,863,232	2,908,587	—		4,284,817	4,923,079	1,177,108	1,253,184

Operating income (loss)	153,481	(453,289)	32,688	—		66,401	199,554	52,351	88,745
Interest income	2,442	734	4,578	—		5,312	1,466	515	312
Interest (expense)	(2,319)	(1,044)	(98,068)	(47,691	)(d)	(146,803)	(150,734)	(36,371)	(40,353)
Other expense, net	(1,931)	(54)	(128)	—		(182)	(1,292)	(523)	(619)
Income (loss) from continuing operations before income taxes	151,673	(453,653)	(60,930)	—		(75,272)	48,994	15,972	48,085
Income tax expense (benefit) from continuing operations	62,693	(56,109)	(22,147)	52,425	(e)	(25,831)	23,575	7,547	19,916

Income (loss) from continuing operations	88,980	(397,544)	(38,783)	—		$(49,441)	25,419	8,425	28,169

Loss from discontinued operations, net of tax	(71,106)	(848,371)	—				—	—	—

Net income (loss)	$17,874	$(1,245,915)	$(38,783)				$25,419	$8,425	$28,169

(a)	Reflects additional stock-based compensation expense associated with options issued in exchange for stock rights under the stock rights plan that existed prior to the closing of the acquisition for $6.6 million (see Note 17 to our consolidated financial statements for additional information on our stock-based compensation).

(b)	Consists of the following adjustments:

• Increase to rent expense of $1.8 million due to the elimination of the July 31, 2008 deferred rent liability in accordance with the accounting treatment of leases associated with the business combination;

• Increase to management fees paid to Carlyle of $333,000 million (see Note 19 to our consolidated financial statements for additional information regarding the management fees);

• Additional stock-based compensation expense of $13.4 million associated with options issued in exchange for stock rights under the stock rights plan that existed prior to the closing of the acquisition (see Note 17 to our consolidated financial statements for additional information on our stock-based compensation);

• Reversal of $511.7 million for a one-time acceleration of stock rights and the fair value mark-up of redeemable common shares immediately prior to the acquisition; and

• Reversal of certain related transaction costs of $12.2 million.

(c)	Reflects amortization expense of intangible assets established as part of purchase accounting and depreciation expense associated with the fair value of fixed assets associated with the acquisition accounted for as a business combination for $14.7 million.

(d)	Consists of the following adjustments:

• Reversal of interest expense of $1.0 million recorded during the four months ended July 31, 2008 related to the Predecessor’s previous debt outstanding prior to the acquisition; and

• Incurrence of additional interest expense of $48.7 million associated with our new senior credit facilities and mezzanine credit facility established in conjunction with the acquisition.

(e)	Reflects tax effect of the cumulative pro forma adjustments.

Financial and Other Highlights — Three Months Ended June 30, 2010

Key financial highlights during the three months ended June 30, 2010 include:

•	Revenue increased 9.1% over the three months ended June 30, 2009 driven primarily by the deployment during the three months ended June 30, 2010 of approximately 1,200 net additional consulting staff against funded backlog. Net additional consulting staff reflects newly hired consulting staff net of consulting staff attrition during the twelve months ended June 30, 2010.

•	Operating income as a percentage of revenue increased to 6.6% in the three months ended June 30, 2010 from 4.3% in the three months ended June 30, 2009. The increase in operating margin reflects a reduction in the cost of revenue as a percentage of revenue driven by a decrease in acquisition-related expenses and cost efficiencies across our overhead base primarily related to lower indirect labor costs.

•	Income from continuing operations before taxes increased to $48.1 million for the three months ended June 30, 2010 from $16.0 million for the three months ended June 30, 2009 due to an increase in operating income of $36.4 million partially offset by a decrease in interest income and an increase in interest expense.

Financial and Other Highlights — Fiscal 2010

We have a broad and diverse contract and client base and no single contract or task order accounted for more than a 12% impact on our revenue growth from pro forma 2009 to fiscal 2010. Key financial highlights during fiscal 2010 include:

•	Revenue increased 17.7% over pro forma 2009 driven primarily by the deployment during fiscal 2010 of approximately 1,500 net additional consulting staff against funded backlog. Net additional consulting staff reflects newly hired consulting staff net of consulting staff attrition during fiscal 2010.

•	Operating income for fiscal 2010 as a percentage of revenue increased to 3.9% in fiscal 2010 from 1.5% in pro forma 2009. The increase in operating margin reflects a reduction in the cost of revenue as a percentage of revenue driven by a decrease in acquisition-related expenses and cost efficiencies across our overhead base primarily related to lower indirect labor costs. Operating income reflects (i) a $3.1 million reduction in reserves for costs in excess of funding appropriated under existing contracts, (ii) recognition of $3.6 million of profits earned but unrecorded under existing contracts following a comprehensive contract review and (iii) recognition of $2.1 million of profits earned under a contract that was terminated at the request of our counterparty and with our consent.

•	Income from continuing operations before taxes for fiscal 2010 was $49.0 million compared to a loss of $75.3 million for pro forma 2009 due to an increase in operating income of $133.2 million partially offset by a decrease in interest income and an increase in interest expense.

Three Months Ended June 30, 2010 Compared to Three Months Ended June 30, 2009

Revenue

Revenue increased to $1,341.9 million in the three months ended June 30, 2010 from $1,229.5 million in the three months ended June 30, 2009, or a 9.1% increase. This revenue increase was primarily driven by the deployment during the three months ended June 30, 2010 of approximately 1,200 net additional consulting staff against funded backlog. Consulting staff increased during the period due to ongoing recruiting efforts, resulting in additions to consulting staff in excess of attrition. Additions to funded backlog during the twelve months ended June 30, 2010 totaled $5.6 billion, including $1.4 billion in the three months ended June 30, 2010, as a result of the conversion of unfunded backlog to funded backlog, the award of new contracts and task orders under which funding was appropriated and the exercise and subsequent funding of priced options.

Cost of Revenue

Cost of revenue increased to $677.1 million in the three months ended June 30, 2010 from $638.7 million in the three months ended June 30, 2009, or a 6.0% increase, primarily due to increases in salaries and salary-related benefits of $39.0 million and employer retirement plan contributions of $5.1 million. The increase in salaries and salary-related benefits was driven by headcount growth of approximately 1,200 net additional consulting staff during the twelve months ended June 30, 2010 and annual base salary increases. The increase in employer retirement plan contributions was due to an increase in the number of employees who completed one year of service and became eligible to participate in our Employees’ Capital Accumulation Plan. This cost of revenue increase was partially offset by decreases in incentive compensation of $3.3 million and $4.1 million in stock-based compensation expense for Rollover and EIP options for Class A common stock and restricted shares, in each case issued in connection with the acquisition (stock-based compensation expense related to Rollover options and restricted shares issued in connection with the acquisition and the initial grant of EIP options, collectively referred to as acquisition-related compensation expenses). The decrease in incentive compensation was primarily due to a decrease in the number of senior personnel eligible for incentive compensation engaged in day-to-day client management roles, and the decrease in acquisition-related compensation expense was primarily due to a decrease in expense recognition compared to the prior three-month period due to the application of the accounting method for recognizing stock-based compensation, which requires higher expenses initially and declining expenses in subsequent years. The decrease in the number of senior personnel eligible for incentive compensation engaged in day-to-day client management roles and the related increase in the number of senior personnel eligible for incentive compensation engaged in internal management, development and strategic planning discussed under general and administrative expenses reflects an internal realignment of such senior personnel to better address the changing needs of our company primarily as a result of business growth generally. Cost of revenue as a percentage of revenue were 50.5% and 51.9% for the three months ended June 30, 2010 and June 30, 2009, respectively.

Billable Expenses

Billable expenses increased to $356.3 million in the three months ended June 30, 2010 from $329.7 million in the three months ended June 30, 2009, or a 8.1% increase, primarily due to increased direct subcontractor expenses of $28.1 million, which were partially offset by decreases for travel and material expenses incurred of $5.4 million. The increase in direct subcontractor expenses was primarily attributable to increased use of subcontractors due to increased funded backlog. Billable expenses as a percentage of revenue were 26.6% and 26.8% for the three months ended June 30, 2010 and June 30, 2009, respectively.

General and Administrative Expenses

General and administrative expenses increased to $200.4 million in the three months ended June 30, 2010 from $184.7 million in the three months ended June 30, 2009, or an 8.5% increase, primarily due to increases in salaries and salary-related benefits of $18.6 million and incentive compensation of $8.0 million, which was primarily due to an increase in the number of senior personnel that became generally eligible for incentive compensation and increased compensation under our annual performance bonus program, as well as an increase in the number of senior personnel eligible for incentive compensation engaged in internal management, development and strategic planning. This increase in general and administrative expenses was also due to increased occupancy expenses of $4.0 million, employer retirement plan contributions of $2.6 million and other expenses associated with increased headcount across our general corporate functions, including finance, accounting, legal, and human resources, to prepare us for operating as a public company and support the increased scale of our business. The increase in general and administrative expenses was partially offset by a decrease of $6.7 million related to travel, recruiting and certain other expenses,

$6.8 million in acquisition-related compensation expense and $5.3 million in professional fees. General and administrative expenses as a percentage of revenue were 14.9% and 15.0% for the three months ended June 30, 2010 and June 30, 2009, respectively.

Depreciation and Amortization

Depreciation and amortization decreased to $19.4 million in the three months ended June 30, 2010 from $24.0 million in the three months ended June 30, 2009, or a 19.2% decrease, primarily due to a decrease of $3.0 million in the amortization of our intangible assets, including below market rate leases and contract backlog, that were recorded in connection with the acquisition and amortized based on contractual lease terms and projected future cash flows, respectively, thereby reflecting higher amortization expense initially, and declining expense in subsequent periods. Intangible asset amortization expense decreased to $2.4 million per month in the three months ended June 30, 2010 compared to $3.4 million per month in the three months ended June 30, 2009.

Interest Income, Interest (Expense) and Other Expense

Interest income is primarily related to interest on late client payments, as well as interest earned on our cash balances. Interest income decreased to $312,000 in the three months ended June 30, 2010 from $515,000 in the three months ended June 30, 2009, or a 39.3% decrease, due to declining interest rates in the marketplace.

Interest expense increased to $40.4 million in the three months ended June 30, 2010 from $36.4 million in the three months ended June 30, 2009, or a 10.9% increase, primarily due to debt incurred in connection with the recapitalization transaction in December 2009. In connection with the recapitalization transaction in December 2009, we amended and restated our senior credit facilities to add the Tranche C term facility. Interest accrued on our approximately $1,563.9 million of debt as of June 30, 2010 at contractually specified rates ranging from 4.0% to 13.0%, and is generally required to be paid to our syndicate of lenders each quarter. Interest expense associated with our senior credit facilities and mezzanine credit facility was $5.1 million higher in the three months ended June 30, 2010 as compared to the three months ended June 30, 2009. Additionally, amortization of debt issuance costs increased by approximately $694,000 over the same period, associated with the addition of debt issuance costs incurred in connection with the recapitalization transaction. This increase in interest expense was partially offset by a decrease of $2.1 million in interest expense related to the deferred payment obligation. In December 2009, we repaid $78.0 million of the original deferred payment obligation plus interest accrued on the deferred payment obligation of $22.4 million. Interest continues to be accrued subsequent to December 2009 on the remaining $80.0 million of the deferred payment obligation.

Other expense increased to $619,000 in the three months ended June 30, 2010 from $523,000 in the three months ended June 30, 2009, or an 18.3% increase.

Income (Loss) from Continuing Operations before Income Taxes

Pre-tax income increased to $48.1 million in the three months ended June 30, 2010 compared to $16.0 million in the three months ended June 30, 2009. This increase was primarily due to revenue growth, cost efficiencies across our overhead base, lower indirect cost spending and lower acquisition-related compensation expense.

Income Tax Expense

Income tax expense increased to $19.9 million in the three months ended June 30, 2010 compared to $7.5 million in the three months ended June 30, 2009, primarily due to higher pre-tax income in the three months ended June 30, 2010 compared to the three months ended June 30, 2009. Our effective tax rate decreased to 41.4% as of June 30, 2010 compared to 47.3% as of June 30, 2009, primarily due to a significant increase in income before income taxes which reduced the impact of certain non-deductible expenses on our effective rate. This effective rate is higher than the statutory rate of 35% primarily due to state taxes and the limitations on the deductibility of meal and entertainment expenses. The tax expense calculated using this effective tax rate does not equate to current cash tax payments since existing NOLs were used to reduce our tax obligations.

Fiscal 2010 Compared to Pro Forma 2009

Revenue

Revenue increased to $5,122.6 million in fiscal 2010 from $4,351.2 million in pro forma 2009, or a 17.7% increase. This revenue increase was primarily driven by the deployment during fiscal 2010 of approximately 1,500 net additional consulting staff against funded backlog. Consulting staff increased during the period due to ongoing recruiting efforts, resulting in additions to consulting staff in excess of attrition. Additions to funded backlog during fiscal 2010 totaled $5.3 billion as a result of the conversion of unfunded backlog to funded backlog, the award of new contracts and task orders under which funding was appropriated and the exercise and subsequent funding of priced options.

Cost of Revenue

Cost of revenue increased to $2,654.1 million in fiscal 2010 from $2,296.3 million in pro forma 2009, or a 15.6% increase, primarily due to increases in salaries and salary-related benefits of $347.4 million and employer retirement plan contributions of $27.8 million. The increase in salaries and salary-related benefits was driven by headcount growth of approximately 1,500 net additional consulting staff during fiscal 2010. The increase in employer retirement plan contributions was due to an increase in the number of employees who completed one year of service and became eligible to participate in our Employees’ Capital Accumulation Plan. The cost of revenue increase was partially offset by decreases in incentive compensation of $13.9 million and $4.5 million in acquisition-related compensation expense. The decrease in incentive compensation was primarily due to a decrease in the number of senior personnel eligible for incentive compensation engaged in day-to-day client management roles, and the decrease in acquisition-related compensation expense was primarily due to a decrease in expense recognition compared to the prior year period due to the application of the accounting method for recognizing stock-based compensation, which requires higher expenses initially and declining expenses in subsequent years. The decrease in the number of senior personnel eligible for incentive compensation engaged in day-to-day client management roles and the related increase in the number of senior personnel eligible for incentive compensation engaged in internal management, development and strategic planning discussed under general and administrative expenses reflects an internal realignment of such senior personnel to better address the changing needs of our company primarily as a result of business growth generally. Cost of revenue was 51.8% and 52.8% of revenue for fiscal 2010 and pro forma 2009, respectively.

Billable Expenses

Billable expenses increased to $1,361.2 million in fiscal 2010 from $1,158.3 million in pro forma 2009, or a 17.5% increase, primarily due to increased direct subcontractor expenses and, to a lesser extent, increases for travel and material expenses incurred to support delivery of additional services to our clients under new and existing contracts. The increase in direct subcontractor expenses was primarily attributable to increased use of subcontractors due to increased funded backlog. Billable expenses as a percentage of revenue were 26.6% for each of fiscal 2010 and pro forma 2009.

General and Administrative Expenses

General and administrative expenses increased to $811.9 million in fiscal 2010 from $723.8 million in pro forma 2009, or a 12.2% increase, primarily due to increases in salaries and salary-related benefits of $51.7 million, increase in occupancy costs of $33.0 million, and incentive compensation of $32.0 million, which was primarily due to an increase in the number of senior personnel that became generally eligible for incentive compensation and increased compensation under our annual performance bonus program, as well as an increase in the number of senior personnel eligible for incentive compensation engaged in internal management, development and strategic planning. This increase in general and administrative expenses was also due to an increase in employer retirement plan contributions of $9.8 million, costs associated with review of internal controls of $1.4 million and other expenses associated with increased headcount across our general corporate functions, including finance, accounting, legal, and human resources to prepare us for operating as a public company and support the increased scale of our business. The increase in general and administrative expenses was partially offset by a decrease of $9.0 million in acquisition-related compensation expense, which was principally due to the accounting method for recognizing stock-based compensation expense. The increase in general and administrative expenses was also impacted by a decrease of $16.1 million in fiscal 2010 compared to pro forma 2009 of transaction expenses. Transaction expenses in fiscal 2010 related to the payment of special dividends to holders of record of our Class A common stock, Class B non-voting common stock and Class C restricted stock as of July 29, 2009 and December 8, 2009, and transaction expenses in pro forma 2009 related to the acquisition, including legal, tax and accounting expenses. General and administrative expenses as a percentage of revenue declined to 15.9% from 16.6% for fiscal 2010 and pro forma 2009, respectively, due to our leveraging of our corporate infrastructure over a larger revenue base.

Depreciation and Amortization

Depreciation and amortization decreased to $95.8 million in fiscal 2010 from $106.3 million in pro forma 2009, or a 9.9% decrease, primarily due to a decrease of $17.2 million in the amortization of our intangible assets, including below market rate leases and contract backlog, that were recorded in connection with the acquisition and amortized based on contractual lease terms and projected future cash flows, respectively, thereby reflecting higher amortization expense initially, and declining expense in subsequent periods. Intangible asset amortization expense decreased to $3.4 million per month in fiscal 2010 compared to $4.8 million per month in pro forma 2009.

Interest Income, Interest (Expense) and Other Expense

Interest income decreased to $1.5 million in fiscal 2010 from $5.3 million in pro forma 2009, or a 72.4% decrease, due to declining interest rates in the marketplace as well as lower cash balances resulting from the recapitalization transaction.

Interest expense increased to $150.7 million in fiscal 2010 from $146.8 million in pro forma 2009, or a 2.7% increase, primarily due to debt incurred in connection with the recapitalization transaction in December 2009. This increase also reflects an increase of $2.6 million in amortization of debt issuance costs. Interest accrued on our approximately $1,568.6 million of debt as of March 31, 2010 at contractually specified rates ranging from 4.0% to 13.0%, and is generally required to be paid to our syndicate of lenders each quarter. This increase was partially offset by a decrease in interest expense related to the deferred payment obligation. In December 2009, we repaid $78.0 million of the original deferred payment obligation plus interest accrued on the deferred payment obligation of $22.4 million. Interest continues to be accrued subsequent to December 2009 on the remaining $80.0 million of the deferred payment obligation.

Other expense increased to $1.3 million in fiscal 2010 from $182,000 in pro forma 2009.

Income (Loss) from Continuing Operations before Income Taxes

Pre-tax income (loss) was an income of $49.0 million in fiscal 2010 compared to a loss of $75.3 million in pro forma 2009. This increase was primarily due to revenue growth, cost efficiencies across our overhead base, lower indirect cost spending and lower acquisition-related compensation expense.

Income Tax Expense (Benefit) from Continuing Operations

Income tax expense (benefit) was an expense of $23.6 million in fiscal 2010 compared to a benefit of $25.8 million in pro forma 2009, primarily due to pre-tax income in fiscal 2010 compared to a pre-tax loss in pro forma 2009. The effective tax rate in pro forma 2009 of 34.3% reflects the impact of state taxes and the limitations on the deductibility of meals and entertainment expenses. The tax expense calculated using this effective tax rate does not equate to current cash tax payments since existing NOLs were used to reduce our tax obligations.

Pro Forma 2009 Compared to Fiscal 2008

Revenue

Revenue increased to $4,351.2 million in pro forma 2009 from $3,625.1 million in fiscal 2008, or a 20.0% increase. This revenue increase was primarily driven by the deployment during pro forma 2009 of approximately 2,700 net additional consulting staff against funded backlog. Additions to funded backlog during pro forma 2009 totaled $4.8 billion as a result of the conversion of unfunded backlog to funded backlog, the award of new contracts and task orders under which funding was appropriated and the exercise and subsequent funding of priced options.

Cost of Revenue

Cost of revenue increased to $2,296.3 million in pro forma 2009 from $2,028.8 million in fiscal 2008, or a 13.2% increase, primarily due to increased salaries and salary-related benefits of $330.9 million, employer retirement plan contributions of $16.3 million and incentive compensation of $4.4 million, partially offset by a decrease in stock-based compensation expense of $7.9 million from fiscal 2008 to pro forma 2009. The increase in salaries and salary-related benefits was driven by headcount growth of approximately 2,700 net additional consulting staff during pro forma 2009. The increase in employer retirement plan contributions was due to an increase in the number of employees who completed one year of service and became eligible to participate in our Employer’s Capital Accumulation Plan. Cost of revenue was 52.8% and 56.0% of revenue for pro forma 2009 and fiscal 2008, respectively.

Billable Expenses

Billable expenses increased to $1,158.3 million in pro forma 2009 from $935.5 million in fiscal 2008, or a 23.8% increase, primarily due to an increase in direct subcontractor expenses of $89.9 million to support delivery of additional services to our clients under new and existing contracts. Billable expenses as a percentage of revenue were 26.6% and 25.8% for pro forma 2009 and fiscal 2008, respectively.

General and Administrative Expenses

General and administrative expenses increased to $723.8 million in pro forma 2009 from $474.2 million in fiscal 2008, or a 52.6% increase, primarily due to increases in salaries and salary-related benefits of $33.0 million, incentive compensation of $28.3 million, which was primarily due to an increase in the number of senior personnel that became generally eligible for incentive compensation and increased compensation under our annual performance bonus program. This increase in general and administrative expenses was also due to an increase in employer retirement plan contributions of $6.2 million and other expenses associated with increased headcount across our general corporate functions, including finance, accounting, legal, and human resources to support the increase scale of our business. Additionally, pro forma 2009 included the impact of acquisition-related compensation expense of $55.0 million. The increase also reflects an increase of $14.2 million of transaction expenses related to the acquisition, including legal, tax and accounting expenses. The increase in general and administrative expenses was partially offset by a decrease in occupancy costs of $8.2 million. General and administrative expenses as a percentage of revenue were 16.6% and 13.1% for pro forma 2009 and fiscal 2008, respectively.

Depreciation and Amortization

Depreciation and amortization expenses increased to $106.3 million in pro forma 2009 from $33.1 million in fiscal 2008, primarily due to the amortization of our intangible assets of $57.8 million, including below market rate leases and contract backlog, that were recorded in connection with the acquisition and amortized based on contractual lease terms and projected future cash flows, respectively, thereby reflecting higher amortization expense initially, and declining expense in subsequent periods.

Interest Income, Interest (Expense) and Other Income (Expense)

Interest income increased to $5.3 million in pro forma 2009 from $2.4 million in fiscal 2008, primarily due to interest earned on the additional cash maintained during the twelve months of operations of pro forma 2009.

Interest expense increased to $146.8 million in pro forma 2009 from $2.3 million in fiscal 2008, primarily due to the interest expense incurred associated with our new senior credit facilities, mezzanine credit facility and deferred payment obligation. The increase also reflects amortization of $3.1 million of debt issuance costs.

Other expense decreased to $182,000 in pro forma 2009 from $1.9 million in fiscal 2008.

Income (Loss) from Continuing Operations before Income Taxes

Pre-tax income (loss) was a loss of $75.3 million in pro forma 2009 compared to an income of $151.7 million in fiscal 2008, primarily due to interest expense incurred in connection with our new senior credit facilities and mezzanine credit facility and the deferred payment obligation.

Income Taxes Expense (Benefit) from Continuing Operations

Income tax expense (benefit) was a benefit of $25.8 million in pro forma 2009 compared to an expense of $62.7 million in fiscal 2008, primarily due to a pre-tax loss in pro forma 2009, compared to a pre-tax income in fiscal 2008.

Fiscal 2010 Compared to Eight Months Ended March 31, 2009

Revenue

Revenue increased to $5,122.6 million in fiscal 2010 from $2,941.3 million in the eight months ended March 31, 2009, or a 74.2% increase, primarily due to twelve months of operations included in fiscal 2010 compared to eight months of operations included in the comparison period. This revenue increase was primarily driven by the deployment during fiscal 2010 of approximately 1,500 net additional consulting staff against funded backlog. Additions to funded backlog during fiscal 2010 totaled $5.3 billion as a result of the conversion of unfunded backlog to funded backlog, the award of new contracts and task orders under which funding was appropriated and the exercise and subsequent funding of priced options.

Cost of Revenue

Cost of revenue increased to $2,654.1 million in fiscal 2010 from $1,566.8 million in the eight months ended March 31, 2009, or a 69.4% increase, primarily due to twelve months of operations included in fiscal 2010 compared to eight months of operations included in the comparison period. Increased salaries and salary-related benefits of $987.5 million, employer retirement plan contributions of $76.3 million, incentive compensation of $24.5 million, and acquisition-related compensation expense of $2.1 million also contributed to the increase. The increase in salaries and salary-related benefits was driven by headcount growth of approximately 1,500 net additional consulting staff during fiscal 2010. Cost of revenue was 51.8% and 53.3% of revenue for fiscal 2010 and the eight months ended March 31, 2009, respectively.

Billable Expenses

Billable expenses increased to $1,361.2 million in fiscal 2010 from $756.9 million in the eight months ended March 31, 2009, or a 79.8% increase, primarily due to twelve months of operations included in fiscal 2010 compared to eight months of operations included in the comparison period. An increase in direct subcontractor expenses of $569.7 million and travel expenses of $32.5 million, incurred to support delivery of additional services to our clients under new and existing contracts, also contributed to the increase. Billable expenses as a percentage of revenue were 26.6% and 25.7% for fiscal 2010 and the eight months ended March 31, 2009, respectively.

General and Administrative Expenses

General and administrative expenses increased to $811.9 million in fiscal 2010 from $505.2 million in the eight months ended March 31, 2009, or a 60.7% increase, primarily due to twelve months of operations included in fiscal 2010 compared to eight months of operations included in the comparison period. This increase also reflects increased salaries and salary-related benefits of $124.1 million, incentive compensation of $37.4 million, employer retirement plan contributions of $14.6 million, acquisition-related compensation expense of $4.3 million, and other expenses associated with increased headcount across our general corporate functions, including finance, accounting, legal, and human resources, to prepare us for operating as a public company and to support the increased scale of our business. General and administrative expenses as a percentage of revenue were 15.9% and 17.2% for fiscal 2010 and the eight months ended March 31, 2009, respectively. General and administrative expenses as a percentage of revenue declined in fiscal 2010 as compared to the eight months ended March 31, 2009 as we continued to leverage our corporate infrastructure over a larger revenue base.

Depreciation and Amortization

Depreciation and amortization increased to $95.8 million in fiscal 2010 from $79.7 million in the eight months ended March 31, 2009, or a 20.2% increase, primarily due to twelve months of operations included in fiscal 2010 compared to eight months of operations included in the comparison period. This increase also reflects the amortization of certain of our intangible assets, including below-market rate leases and contract backlog, that were recorded in connection with the acquisition and amortized based on contractual lease terms and projected future cash flows, respectively.

Interest Income and Interest (Expense)

Our interest income decreased to $1.5 million in fiscal 2010 from $4.6 million in the eight months ended March 31, 2009, or a decrease of 68.0%, due to declining interest rates in the marketplace, as well as lower cash balances resulting from the recapitalization transaction.

Interest expense increased to $150.7 million in fiscal 2010 from $98.1 million in the eight months ended March 31, 2009, or a 53.7% increase, primarily due to twelve months of operations included in fiscal 2010 compared to eight months of operations included in the comparison period. Debt incurred in connection with the recapitalization transaction in December 2009 also contributed to the increase. In connection with the recapitalization transaction in December 2009, we amended and restated our senior credit facilities to add the Tranche C term facility. Interest accrued on our approximately $1,568.6 million of debt as of March 31, 2010 at contractually specified rates ranging from 4.0% to 13.0%, and is generally required to be paid to our syndicate of lenders each quarter. In December 2009, we also repaid $78.0 million of the original deferred payment obligation plus interest accrued on the deferred payment obligation of $22.4 million. Interest continues to be accrued subsequent to December 2009 on the remaining $80.0 million of the deferred payment obligation.

Income (Loss) from Continuing Operations before Income Taxes

Pre-tax income (loss) was an income of $49.0 million in fiscal 2010 compared to a loss of $60.9 million in the eight months ended March 31, 2009. This increase was primarily due to stronger revenue growth, cost efficiency across our overhead base and lower indirect costs.

Income Tax Expense (Benefit) from Continuing Operations

Income tax expense (benefit) was an expense of $23.6 million in fiscal 2010 compared to a benefit of $22.1 million in the eight months ended March 31, 2009, primarily due to a pre-tax income in fiscal 2010 as opposed to a pre-tax loss in the eight months ended March 31, 2009.

Our effective tax rate increased from 36.3% as of March 31, 2009 to an annual rate of 48.1% as of March 31, 2010. This effective rate is higher than the statutory rate of 35% primarily due to state taxes and the limitations on the deductibility of meal and entertainment expenses. The tax expense calculated using this effective tax rate does not equate to current cash tax payments since existing NOLs were used to reduce our tax obligations.

Eight Months Ended March 31, 2009 Compared to Four Months Ended July 31, 2008

Revenue

Revenue increased to $2,941.3 million in the eight months ended March 31, 2009 from $1,409.9 million in the four months ended July 31, 2008, or a 108.6% increase, primarily due to eight months of operations included in the eight months ended March 31, 2009 compared to four months of operations included in the comparison period.

Cost of Revenue

Cost of revenue increased to $1,566.8 million in the eight months ended March 31, 2009 from $723.0 million in the four months ended July 31, 2008, or a 116.7% increase, primarily due to eight months of operations included in the eight months ended March 31, 2009 compared to four months of operations included in the comparison period. In the eight months ended March 31, 2009, we experienced increased salaries and salary-related benefits of $692.1 million, employer retirement plan contributions of $56.1 million, acquisition-related compensation expense of $20.5 million, and incentive compensation of $45.3 million. The increase in salary and salary-related benefits resulted from our need to staff new contract and task order awards as well as additional work under existing contracts. Cost of revenue was 53.3% and 51.3% of revenue for the eight months ended March 31, 2009 and the four months ended July 31, 2008, respectively.

Billable Expenses

Billable expenses increased to $756.9 million in the eight months ended March 31, 2009 from $401.4 million in the four months ended July 31, 2008, or a 88.6% increase, primarily due to eight months of operations included in the eight months ended March 31, 2009 compared to four months of operations included in the comparison period. Billable expenses as a percentage of revenue were 25.7% and 28.5% in the eight months ended March 31, 2009 and the four months ended July 31, 2008, respectively. The decrease in billable expenses as a percentage of revenue in the eight months ended March 31, 2009 was due to a higher proportion of subcontractor and material spending in the four months ended July 31, 2008.

General and Administrative Expenses

General and administrative expenses decreased to $505.2 million in the eight months ended March 31, 2009 from $726.9 million in the four months ended July 31, 2008, or a 30.5% decrease, primarily related to stock-based compensation expense of $511.7 million associated with a one-time acceleration of stock rights and the fair value mark-up of redeemable common shares immediately prior to the acquisition in July 2008 compared to $41.6 million of acquisition-related compensation expense in the eight months ended March 31, 2009. The decrease was partially offset by an increase in salaries and salary-related expenses of $69.4 million, incentive compensation of $28.9 million, and other expenses during the eight months ended March 31, 2009 as we increased headcount across our general corporate functions following the acquisition. General and administrative expenses as a percentage of revenue were 17.2% and 51.6% in the eight months ended March 31, 2009 and the four months ended July 31, 2008, respectively.

Depreciation and Amortization

Depreciation and amortization increased to $79.7 million in the eight months ended March 31, 2009 from $11.9 million in the four months ended July 31, 2008 primarily due to the amortization of certain of our intangible assets recorded in connection with the acquisition. The increase also reflects eight months of operations included in the eight months ended March 31, 2009 compared to four months of operations included in the comparison period.

Interest Income and Interest (Expense)

Interest income increased to $4.6 million in the eight months ended March 31, 2009 from $734,000 in the four months ended July 31, 2008 primarily due to eight months of operations included in the eight months ended March 31, 2009 compared to four months of operations included in the comparison period. Interest earned on the additional cash maintained during the eight months ended March 31, 2009 also contributed to this increase.

Interest expense increased to $98.1 million in the eight months ended March 31, 2009 from $1.0 million in the four months ended July 31, 2008 primarily due to debt incurred in connection with the acquisition. Prior to the acquisition, our debt consisted of an unsecured line of credit in the amount of $245.0 million, which accrued interest at an interest rate of 3.05% for the four months ended July 31, 2008. In connection with the acquisition in July 2008, we incurred significant interest-bearing debt with a syndicate of lenders which held two term loans under our senior credit facilities (Tranche A and Tranche B) and a mezzanine loan under our mezzanine credit facility. During the eight months ended March 31, 2009, interest accrued on our debt at contractually specified rates ranging from 4.0% to 13.0%, and was generally paid to our syndicate of lenders each quarter. Additionally, in connection with the acquisition, we incurred a $158.0 million deferred payment obligation, which accrues interest at a rate of 5.0% per six-month period.

Income (Loss) from Continuing Operations before Income Taxes

Pre-tax loss decreased to a loss of $60.9 million in the eight months ended March 31, 2009 from a loss of $453.7 million in the four months ended July 31, 2008, or a 86.6% decrease, primarily due to stock-based compensation expense related to a one-time acceleration of stock rights and the fair value mark-up of redeemable common stock in connection with the acquisition and significant transaction related costs in the four months ended July 31, 2008, partially offset by increased interest expense associated with the debt incurred as part of the acquisition and the recognition of stock compensation expense related to new stock option plans following the acquisition.

Income Tax Expense (Benefit) from Continuing Operations

Income tax benefit decreased to a benefit of $22.1 million in the eight months ended March 31, 2009 from a benefit of $56.1 million in the four months ended July 31, 2008, or a 60.5% decrease, primarily due to a decrease in the pre-tax loss in the eight months ended March 31, 2009 compared to the four months ended July 31, 2008, and the tax treatment of certain costs related to the acquisition. Our effective tax rate of 12.4% for the four months ended July 31, 2008 was reflective of non-deductible acquisition-related costs incurred during the period, primarily equity compensation, for which there was no corresponding tax benefit. The effective tax rate of 36.3% for the eight months ended March 31, 2009 was higher than the statutory rate of 35% primarily due to state taxes.

Four Months Ended July 31, 2008 Compared to Fiscal 2008

Revenue

Revenue decreased to $1,409.9 million in the four months ended July 31, 2008 from $3,625.1 million in fiscal 2008, or a 61.1% decrease, primarily due to four months of operations included in the four months ended July 31, 2008 compared to twelve months of operations included in fiscal 2008.

Cost of Revenue

Cost of revenue decreased to $723.0 million in the four months ended July 31, 2008 from $2,028.8 million in fiscal 2008, or a 64.4% decrease, primarily due to four months of operations included in the four months ended July 31, 2008 compared to twelve months of operations included in fiscal 2008. Cost of revenue was 51.3% and 56.0% of revenue for the four months ended July 31, 2008 and fiscal 2008, respectively.

Billable Expenses

Billable expenses decreased to $401.4 million in the four months ended July 31, 2008 from $935.5 million in fiscal 2008, or a 57.1% decrease, primarily due to four months of operations included in the four months ended July 31, 2008 compared to twelve months of operations included in fiscal 2008. Billable expenses as a percentage of revenue were 28.5% and 25.8% for the four months ended July 31, 2008 and fiscal 2008, respectively.

General and Administrative Expenses

General and administrative expenses increased to $726.9 million in the four months ended July 31, 2008 from $474.2 million in fiscal 2008, or a 53.3% increase, primarily due to stock-based compensation expense of $511.7 million associated with a one-time acceleration of stock rights and the fair value mark-up of redeemable common shares immediately prior to the acquisition. General and administrative expenses as a percentage of revenue were 51.6% and 13.1% for the four months ended July 31, 2008 and fiscal 2008, respectively. General and administrative expenses as a percentage of revenue for the four months ended July 31, 2008 were significantly higher due to the stock-based compensation expense recorded in connection with the acquisition.

Depreciation and Amortization

Depreciation and amortization expenses decreased to $11.9 million in the four months ended July 31, 2008 from $33.1 million in fiscal 2008, or a 63.9% decrease, primarily due to four months of operations included in the four months ended July 31, 2008 compared to twelve months of operations included in fiscal 2008.

Interest Income and Interest (Expense)

Interest income decreased to $734,000 in the four months ended July 31, 2008 from $2.4 million in fiscal 2008, or a 69.9% decrease, primarily due to four months of operations included in the four months ended July 31, 2008 compared to twelve months of operations included in fiscal 2008.

Interest expense decreased to $1.0 million in the four months ended July 31, 2008 from $2.3 million in fiscal 2008, or a 55.0% decrease, primarily due to four months of operations included in the four months ended July 31, 2008 compared to twelve months of operations included in fiscal 2008.

Income (Loss) from Continuing Operations before Income Taxes

Pre-tax income (loss) was a loss of $453.7 million in the four months ended July 31, 2008 compared to income of $151.7 million in fiscal 2008, primarily due to the increased stock compensation expense related to a one-time acceleration of stock rights and the fair value mark-up of redeemable common stock in anticipation of the acquisition.

Income Taxes Expense (Benefit) from Continuing Operations

Income tax expense (benefit) was a benefit of $56.1 million in the four months ended July 31, 2008 compared to an expense of $62.7 million in fiscal 2008, primarily due to a pre-tax loss for the four months ended July 31, 2008 compared to a pre-tax income in fiscal 2008. Our effective tax rate of 41.3% for fiscal 2008 was higher than the statutory rate of 35%, primarily due to state taxes and equity compensation. Our effective tax rate of 12.4% for the four months ended July 31, 2008 reflected a reduction to the calculated tax benefit at the U.S. statutory and state income tax rate due to non-deductible acquisition-related costs incurred during the period, primarily equity compensation, for which there was no corresponding tax benefit.

Liquidity and Capital Resources

We have historically funded our operations, debt payments, capital expenditures, and discretionary funding needs from our cash from operations. We had $420.9 million, $307.8 million and $300.6 million in cash and cash equivalents as of March 31, 2009, March 31, 2010 and June 30, 2010, respectively. Our long-

term debt amounted to $1,220.5 million, $1,546.8 million, and $1,542.1 million as of March 31, 2009, March 31, 2010, and June 30, 2010, respectively. Our long-term debt bears interest at specified rates and is held by a syndicate of lenders (see Note 11 in our consolidated financial statements).

We expect to use all of the net proceeds of this offering to repay $223.2 million of the term loan under our mezzanine credit facility, which was $545.3 million as of June 30, 2010, and pay a related prepayment penalty of $6.7 million. As of June 30, 2010, on a pro forma basis as adjusted after giving effect to (i) this offering and the use of the net proceeds therefrom and (ii) the repayment of $85.0 million of indebtedness under our mezzanine credit facility, we would have had outstanding approximately $1,258.4 million in total indebtedness. We will recognize write-offs of certain deferred financing costs and original issue discount associated with that repaid debt. Following the completion of this offering and the use of the net proceeds therefrom, our primary sources of liquidity will be cash flow from operations, either from the payment of invoices for work performed or for advances in excess of costs incurred, and available borrowings under our senior credit facilities.

Our primary uses of cash following this offering will be for:

•	operating expenses, including salaries;

•	working capital requirements to fund the growth of our business;

•	capital expenditures which primarily relate to the purchase of computers, business systems, furniture and leasehold improvements to support our operations; and

•	debt service requirements for borrowings under our senior credit facilities and mezzanine credit facility.

We do not currently intend to declare or pay dividends, including special dividends on our Class A common stock, for the foreseeable future. Our ability to pay dividends to our shareholders is limited as a practical matter by restrictions in the credit agreements governing our senior credit facilities and mezzanine credit facility. Any future determination to pay a dividend is subject to the discretion of our Board, and will depend upon various factors, including our results of operations, financial condition, liquidity requirements, restrictions that may be imposed by applicable law and our contracts, our ability to negotiate amendments to the credit agreements governing our senior credit facilities and mezzanine credit facility, and other factors deemed relevant by our Board and our creditors.

By selling shares of our Class A common stock to the public in this offering, we will be able to expand ownership in the firm, gain access to the public capital markets, and pay off a portion of the indebtedness that we incurred in connection with the recapitalization transaction. Since we expect to maintain our current operating model, continue to focus on the quality, training and evaluation of our personnel and continue to focus on our core values, each critical to our continued success, we do not expect our transition to or existence as a public company to affect our client focus or our internal culture.

Generally, cash provided by operating activities has been adequate to fund our operations. Due to fluctuations in our cash flows and the growth in our operations, it may be necessary from time to time in the future to borrow under our credit facilities to meet cash demands. We anticipate that cash provided by operating activities, cash and cash equivalents, and borrowing capacity under our revolving credit facility will be sufficient to meet our anticipated cash requirements for the next twelve months.

Cash Flows

Cash received from clients, either from the payment of invoices for work performed or for advances in excess of costs incurred, is our primary source of cash. We generally do not begin work on contracts until funding is appropriated by the client. Billing timetables and payment terms on our contracts vary based on a number of factors, including whether the contract type is cost-reimbursable, time-and-materials, or fixed-price. We generally bill and collect cash more frequently under cost-reimbursable and time-and-materials contracts, as we are authorized to bill as the costs are incurred or work is performed. In contrast, we may be limited to bill certain fixed-price contracts only when specified milestones, including deliveries, are achieved. A number of our contracts may provide for performance-based payments, which allow us to bill and collect cash prior to completing the work.

Accounts receivable is the principal component of our working capital and is generally driven by revenue growth with other short-term fluctuations related to the payment practices of our clients. Our accounts receivable reflect amounts billed to our clients as of each balance sheet date. Our clients generally pay our invoices within 30 days of the invoice date. At any month-end, we also include in accounts receivable the revenue that was recognized in the preceding month, which is generally billed early in the following month. Finally, we include in accounts receivable amounts related to revenue accrued in excess of amounts billed, primarily on our fixed-price contracts and cost-plus-award-fee contracts. The total amount of our accounts receivable can vary significantly over time, but is generally sensitive to revenue levels. Total accounts receivable (billed and unbilled combined, net of allowance for doubtful accounts) days sales outstanding, or DSO, which we calculate by dividing total accounts receivable by revenue per day during the relevant fiscal quarter, was 73 and 69 as of March 31, 2009 and March 31, 2010, respectively. DSO was 75 and 69 as of June 30, 2009 and 2010, respectively.

The table below sets forth our net cash flows for continuing operations for the periods presented.

	Predecessor		The Company
	Twelve Months	Four Months	Eight Months	Twelve Months
	Ended	Ended	Ended	Ended	Three Months
	March 31,	July 31,	March 31,	March 31,	Ended June 30,
	2008	2008	2009	2010	2009	2010
					(Unaudited)	(Unaudited)
	(In thousands)
Net cash provided by (used in) operating activities	$43,791	$(26,548)	$180,709	$270,484	$(61,711)	$10,011
Net cash used in investing activities	(38,527)	(162,976)	(1,660,518)	(10,991)	(6,568)	(14,829)
Net cash (used in) provided by financing activities	(1,413)	211,112	1,900,711	(372,560)	(3,025)	(2,406)

Total increase (decrease) in cash and cash equivalents	$3,851	$21,588	$420,902	$(113,067)	$(71,304)	$(7,224)

Net Cash from Operating Activities

Net cash from operations is primarily affected by the overall profitability of our contracts, our ability to invoice and collect from our clients in a timely manner, and our ability to manage our vendor payments. Net cash provided by operations was $10.0 million in the three months ended June 30, 2010, compared to net cash used in operations of $61.7 million in the three months ended June 30, 2009. The increase in net cash provided by operations in the three months ended June 30, 2010 compared to the three months ended June 30, 2009 was primarily due to net income growth and improved collections of accounts receivable, partially offset by increased cash used for accrued compensation and benefits.

During fiscal 2010, our net cash provided by operations was $270.5 million, compared to $180.7 million in the eight months ended March 31, 2009 and net cash used in operations of $26.5 million in the four months ended July 31, 2008. The increase in net cash provided by operations in fiscal 2010 compared to the eight months ended March 31, 2009 was primarily due to the twelve months of operations included in fiscal 2010 compared to eight months included in the eight months ended March 31, 2009. This increase was also due to improved management of vendor payments and improved cash collection in fiscal 2010, partially offset by accrued compensation and benefits, which included payment of employee bonuses and annual funding of the Employees’ Capital Accumulation Plan, our defined contribution plan.

The increase in net cash provided by operations in the eight months ended March 31, 2009 compared to the four months ended July 31, 2008 was primarily due to the eight months of operations included in the eight months ended March 31, 2009 compared to four months included in the four months ended July 31, 2008.

This increase was also due to a loss from discontinued operations in the four months ended July 31, 2008 and transaction costs related to the acquisition in the four months ended July 31, 2008.

Net cash used in operations of the Predecessor was $26.5 million in the four months ended July 31, 2008 compared to net cash provided by operations of $43.8 million in fiscal 2008, primarily due to a loss from discontinued operations in the four months ended July 31, 2008, as well as transaction costs related to the acquisition during that period.

Net Cash from Investing Activities

Net cash used in investing activities was $14.8 million in the three months ended June 30, 2010, compared to $6.6 million in the three months ended June 30, 2009. The increase in net cash used in investing activities in the three months ended June 30, 2010 compared to the three months ended June 30, 2009 was primarily due to an increase in capital expenditures and expenditures for internally developed software.

Net cash used in investing activities was $11.0 million for fiscal 2010 compared to $1,660.5 million in the eight months ended March 31, 2009 and $163.0 million in the four months ended July 31, 2008. The decrease in fiscal 2010 compared to the eight months ended March 31, 2009 and the increase in the eight months ended March 31, 2009 compared to the four months ended July 31, 2008, were primarily due to $1.6 billion of cash paid in connection with the acquisition, net of cash acquired of $28.7 million, which was recorded in the eight months ended March 31, 2009. In fiscal 2010, this was partially offset by an increase in capital expenditures and expenditures for internally developed software.

Net cash used in investing activities of the Predecessor was $163.0 million in the four months ended July 31, 2008 compared to $38.5 million in fiscal 2008, primarily due to the Predecessor’s investments of $153.7 million in its discontinued operations during the four months ended July 31, 2008.

Net Cash from Financing Activities

Net cash from financing activities are primarily associated with proceeds from debt and the repayment thereof. Net cash used in financing activities was $2.4 million in the three months ended June 30, 2010, compared to $3.0 million in the three months ended June 30, 2009. The decrease in net cash used in financing activities in the three months ended June 30, 2010 compared to the three months ended June 30, 2009 was primarily due to the repayment of debt of $5.5 million, partially offset by stock option exercises of $2.5 million and $552,000 of excess tax benefit from the exercise of stock options.

Net cash used in financing activities was $372.6 million in fiscal 2010, compared to net cash provided by financing activities of $1,900.7 million in the eight months ended March 31, 2009 and net cash provided by financing activities of $211.1 million in the four months ended July 31, 2008. The increase in net cash used in financing activities in fiscal 2010 compared to the eight months ended March 31, 2009 was primarily due to the payment of $612.4 million in special dividends and repayment of $100.4 million of the deferred payment obligation and related accrued interest, partially offset by net proceeds of $341.3 million from loans under Tranche C of our senior credit facilities. The increase in net cash used in financing activities in the eight months ended March 31, 2009 compared to the four months ended July 31, 2008 was primarily due to several factors relating to the acquisition, including proceeds of $1.2 billion related to our senior credit facilities and our mezzanine credit facility (offset by debt issuance costs of $45.0 million) and proceeds from the issuance of common stock in connection with the acquisition of $956.5 million, partially offset by repayment of $251.1 million of outstanding debt, which were recorded in the eight months ended March 31, 2008.

Net cash provided by financing activities of the Predecessor was $211.1 million in the four months ended July 31, 2008 compared to net cash used in financing activities of $1.4 million in fiscal 2008, primarily due to proceeds from debt of $227.5 million during the four months ended July 31, 2008.

Indebtedness

In connection with the acquisition, we entered into a series of financing transactions. See “The Acquisition and Recapitalization Transaction” and “Description of Certain Indebtedness.”

In connection with the acquisition, Booz Allen Hamilton, as borrower, and Booz Allen Investor, as guarantor, entered into our senior credit facilities. Our senior credit facilities consist of a $125.0 million Tranche A term facility, a $585.0 million Tranche B term facility, a $350.0 million Tranche C term facility and a $245.0 million revolving credit facility. As of March 31, 2010, we had $110.8 million outstanding under the Tranche A term facility, $566.8 million outstanding under the Tranche B term facility, and $345.8 million outstanding under the Tranche C term facility. As of March 31, 2010, no amounts had been drawn under the revolving credit facility. As of March 31, 2010, we were contingently liable under open standby letters of credit and bank guarantees issued by our banks in favor of third parties that total $1.4 million. These letters of credit and bank guarantees primarily relate to leases and support of insurance obligations. These instruments reduce our available borrowings under the revolving credit facility. As of March 31, 2010, we had $222.4 million of capacity available for additional borrowings under the revolving credit facility (excluding the $21.3 million commitment by the successor entity to Lehman Brothers Commercial Bank). As of June 30, 2010, we had $107.8 million outstanding under the Tranche A term facility, $565.7 million outstanding under the Tranche B term facility, and $345.1 million outstanding under the Tranche C term facility. As of June 30, 2010, no amounts had been drawn under the revolving credit facility. As of June 30, 2010, we were contingently liable under open standby letters of credit and bank guarantees issued by our banks in favor of third parties that total $1.3 million. These letters of credit and bank guarantees primarily relate to leases and support of insurance obligations. These instruments reduce our available borrowings under the revolving credit facility. As of June 30, 2010, we had $222.4 million of capacity available for additional borrowings under the revolving credit facility (excluding the $21.3 million commitment by the successor entity to Lehman Brothers Commercial Bank).

In connection with the acquisition, Booz Allen Hamilton, as borrower, and Booz Allen Investor, as guarantor, entered into our mezzanine credit facility, which consists of a $550.0 million term loan. As of March 31, 2010, we had $545.2 million of term loans outstanding under our mezzanine credit facility. As of June 30, 2010, we had $545.3 million of term loans outstanding under our mezzanine credit facility. On August 2, 2010, we repaid approximately $85.0 million of indebtedness under our mezzanine credit facility and paid a $2.6 million associated prepayment penalty. We will recognize write-offs of certain deferred financing costs and original issue discount associated with that repaid debt.

The loans under our senior credit facilities are secured by substantially all of our assets and none of such assets will be available to satisfy the claims of our general creditors. The credit agreement governing our senior credit facilities requires the maintenance of certain financial and non-financial covenants. The loans under our mezzanine credit facility are unsecured, and likewise the credit agreement governing our mezzanine credit facility requires the maintenance of certain financial and non-financial covenants, including limitations on indebtedness and liens; mergers, consolidations and dissolutions; dispositions of property; restricted payments; investments and acquisitions; sale and leaseback transactions; transactions with affiliates; and limitations on activities.

In addition, we are required to meet the following financial maintenance covenants at each quarter-end:

•	Consolidated Total Leverage Ratio — the ratio of total leverage as of the last day of the quarter (defined as the aggregate principal amount of all funded debt, less cash, cash equivalents and permitted liquid investments) to the preceding four quarters’ “Consolidated EBITDA” (as defined in the credit agreements governing the credit facilities). For the period ended March 31, 2010, this ratio was required to be less than or equal to 5.75 to 1.0 to comply with our senior credit facilities, and less than 6.9 to 1.0 to comply with our mezzanine credit facility. As of March 31, 2010, we were in compliance with our consolidated total leverage ratio. For the period ended June 30, 2010, this ratio was required to be less than or equal to 5.5 to 1.0 to comply with our senior credit facilities, and less than 6.6 to 1.0 to comply with our mezzanine credit facility. As of June 30, 2010, we were in compliance with our consolidated total leverage ratio with a ratio of 3.34. The ratios for the period ending September 30, 2010 will remain unchanged from those in effect for the period ended June 30, 2010. Effective December 31, 2010, these ratios will decrease to 5.0 to 1.0 for our senior credit facilities and 6.0 to 1.0 for our mezzanine credit facility.

•	Consolidated Net Interest Coverage Ratio — the ratio of the preceding four quarters’ “Consolidated EBITDA” (as defined in our senior credit facilities) to net interest expense for the preceding four quarters (defined as cash interest expense, less the sum of cash interest income and one-time financing fees (to the extent included in consolidated interest expense)). For the period ended March 31, 2010, this ratio was required to be greater than or equal to 1.7 to 1.0 to comply with our senior credit facilities. As of March 31, 2010, we were in compliance with our consolidated net interest coverage ratio. For the period ended June 30, 2010, this ratio was required to be greater than or equal to 1.8 to 1.0 to comply with our senior credit facilities. As of June 30, 2010, we were in compliance with our consolidated net interest coverage ratio with a ratio of 3.04. The ratio for the period ending September 30, 2010 will remain unchanged from the ratio in effect for the period ended June 30, 2010. Effective December 31, 2010, this ratio will increase to 1.9 to 1.0.

Capital Structure and Resources

Our stockholders’ equity amounted to $509.6 million as of March 31, 2010, a decrease of $550.8 million compared to stockholders’ equity of $1,060.3 million as of March 31, 2009, due to the special dividend paid in July 2009 and the special dividend paid in December 2009 in connection with the recapitalization transaction described above, as well as the reclassification of $34.4 million from additional paid-in capital to other long-term liabilities related to the reduction to one cent of the strike price of options vested and not yet exercised that would have had an exercise price below zero as a result of the December 2009 dividend. This difference between one cent and the reduced value for shares vested and not yet exercised is reflected in other long-term liabilities on the March 31, 2010 balance sheet, and is to be paid in cash upon exercise of the options. This decrease was partially offset by net income of $25.4 million for fiscal 2010. Our stockholders’ equity amounted to $552.7 million as of June 30, 2010, an increase of $43.1 million compared to stockholders’ equity of $509.6 million as of March 31, 2010 primarily due to net income of $28.2 million in the three months ended June 30, 2010, and stock-based compensation expense of $15.7 million.

Quantitative and Qualitative Disclosures of Market Risk

Our exposure to market risk for changes in interest rates relates primarily to our outstanding debt, and cash and cash equivalents consisting primarily of funds invested in U.S. government insured money-market accounts and prime money-market funds. As of March 31, 2010 and June 30, 2010, we had $307.8 million and $300.6 million, respectively, in cash and cash equivalents and Treasury bills. The interest expense associated with our term loans and any loans under our revolving credit facility will vary with market rates.

Our exposure to market risk for changes in interest rates related to our outstanding debt is somewhat mitigated as the term loans under the Tranche B term facility and Tranche C term facility have LIBOR floors of 3% and 2%, respectively. A significant rise above current interest rate levels would be required to increase our interest expense related to Tranche B and Tranche C. An increase in market interest rates could result in increased interest expense associated with Tranche A, which accounted for 7.1% and 6.9% of our outstanding debt as of March 31, 2010 and June 30, 2010, respectively, and which does not have a LIBOR floor. A hypothetical 1% increase in interest rates would have increased interest expense related to the term facilities under our senior credit facilities by approximately $1.2 million in fiscal 2010 and $0.3 million in the three months ended June 30, 2010, and likewise decreased our income and cash flows. A hypothetical increase of LIBOR to 4% would have increased interest expense related to all term facilities under our senior credit facilities by approximately $13.3 million in fiscal 2010 and $4.2 million in the three months ended June 30, 2010, and likewise decreased our income and cash flows. As of November 1, 2010, one-month LIBOR was 0.25%. The interest rate on our term loans under our mezzanine credit facility is fixed at 13.0%.

The return on our cash and cash equivalents balance as of March 31, 2010 and June 30, 2010 was less than 1%. Therefore, although investment interest rates may continue to decrease in the future, the corresponding impact to our interest income, and likewise to our income and cash flow, would not be material.

We do not use derivative financial instruments in our investment portfolio and have not entered into any hedging transactions.

Off-Balance Sheet Arrangements

As of June 30, 2010, we did not have any off-balance sheet arrangements.

Contractual Obligations

The following tables summarize our contractual obligations that require us to make future cash payments as of March 31, 2010 on a historical basis and on an as adjusted basis. For contractual obligations, we included payments that we have an unconditional obligation to make. The as adjusted contractual obligations presented below give effect to this offering and the use of the net proceeds therefrom as if these transactions occurred on March 31, 2010.

	Payments Due by Period
		Less Than	1 to 3	3 to 5	More Than
Contractual Obligations:	Total	1 Year	Years	Years	5 Years
	(In thousands)

Long-term debt(a)(b)	$1,587,850	$21,850	$56,200	$81,200	$1,428,600
Operating lease obligations	287,676	74,447	106,777	69,886	36,566
Interest on indebtedness(b)	812,118	141,677	279,989	272,898	117,554
Deferred payment obligation(c)	63,435	—	—	—	63,435
Liability to Rollover option holders(d)	54,351	6,976	29,422	17,953	—
Tax liabilities for uncertain tax positions — FIN 48(e)	100,178	18,573	40,154	41,451	—
Other	13,319	—	—	13,319	—

Total contractual obligations	$2,918,927	$263,523	$512,542	$496,707	$1,646,155

	Payments Due by Period
		Less Than	1 to 3	3 to 5	More Than
As Adjusted Contractual Obligations:	Total	1 Year	Years	Years	5 Years
	(In thousands)

Long-term debt(a)(b)	$1,364,677	$106,850	$56,200	$81,200	$1,120,427
Operating lease obligations	287,676	74,447	106,777	69,886	36,566
Interest on indebtedness(b)	517,731	104,803	198,640	191,660	22,628
Deferred payment obligation(c)	63,435	—	—	—	63,435
Liability to Rollover option holders(d)	54,351	6,976	29,422	17,953	—
Tax liabilities for uncertain tax positions — FIN 48(e)	100,178	18,573	40,154	41,451	—
Other	13,319	—	—	13,319	—

Total contractual obligations	$2,401,367	$311,649	$431,193	$415,469	$1,243,056

(a)	See Note 11 to our consolidated financial statements for additional information regarding debt and related matters.

(b)	Does not reflect the repayment of $85.0 million of indebtedness under our mezzanine credit facility on August 2, 2010.

(c)	Includes $17.6 million deferred payment obligation balance, plus current and future interest accruals.

(d)	Reflects liabilities to holders of stock options issued under our Officers’ Rollover Stock Plan related to the reduction in the exercise price of such options as a result of the July 2009 dividend and the December 2009 dividend.

(e)	Includes $62.4 million of tax liabilities offset by amounts owed under the deferred payment obligation. The remainder is related to other tax liabilities.

In the normal course of business, we enter into agreements with subcontractors and vendors to provide products and services that we consume in our operations or that are delivered to our clients. These products and services are not considered unconditional obligations until the products and services are actually delivered, at which time we record a liability for our obligation.

Capital Expenditures

Since we do not own any of our own facilities, our capital expenditure requirements primarily relate to the purchase of computers, business systems, furniture and leasehold improvements to support our operations. Direct costs billed to clients are not treated as capital expenses. Our capital expenditures for fiscal 2010 and the three months ended June 30, 2010 were $49.3 million and $16.2 million, respectively, and the majority of such capital expenditures related to facilities infrastructure, equipment and information technology. Expenditures for facilities infrastructure and equipment are generally incurred to support new and existing programs across our business. We also incur capital expenditures for IT to support programs and general enterprise information technology infrastructure.

Commitments and Contingencies

We are subject to a number of reviews, investigations, claims, lawsuits and other uncertainties related to our business. For a discussion of these items, refer to Note 20 to our consolidated financial statements.

BUSINESS

Overview

We are a leading provider of management and technology consulting services to the U.S. government in the defense, intelligence and civil markets. We are a well-known, trusted and long-term partner to our clients, who seek our expertise and objective advice to address their most important and complex problems. Leveraging our 95-year consulting heritage and a talent base of approximately 23,800 people, we deploy our deep domain knowledge, functional expertise and experience to help our clients achieve their objectives. We have a collaborative culture, supported by our operating model, which helps our professionals identify and respond to emerging trends across the markets we serve and deliver enduring results for our clients. We have grown our revenue organically, without relying on acquisitions, at an 18% CAGR over the 15-year period ended March 31, 2010, reaching $5.1 billion in revenue in fiscal 2010. We have been a leader in terms of revenue growth relative to the government services businesses of our primary competitors over the last three years.

We were founded in 1914 by Edwin Booz, one of the pioneers of management consulting. In 1940, we began serving the U.S. government by advising the Secretary of the Navy in preparation for World War II. As the needs of our clients have grown more complex, we have expanded beyond our management consulting foundation to develop deep expertise in technology, engineering, and analytics. Today, we serve substantially all of the cabinet-level departments of the U.S. government. Our major clients include the Department of Defense, all branches of the U.S. military, the U.S. Intelligence Community, and civil agencies such as the Department of Homeland Security, the Department of Energy, the Department of Health and Human Services, the Department of the Treasury and the Environmental Protection Agency. We support these clients in addressing complex and pressing challenges such as combating global terrorism, improving cyber capabilities, transforming the healthcare system, improving efficiency and managing change within the government and protecting the environment.

We have strong and longstanding relationships with a diverse group of clients at all levels of the U.S. government. We derived 98% of our revenue in fiscal 2010 from services provided to over 1,300 client organizations across the U.S. government under more than 4,900 contracts and task orders. The single largest entity that we served in fiscal 2010 was the U.S. Army which represented 15% of our revenue in that period. Further, we have served our top ten clients, or their predecessor organizations, for an average of over 20 years. We derived 87% of our revenue in fiscal 2010 from engagements for which we acted as the prime contractor. Also during fiscal 2010, we achieved an overall win rate of 57% on new contracts and task orders for which we competed and a win rate of more than 92% on re-competed contracts and task orders for existing or related business. As of June 30, 2010, our total backlog, including funded, unfunded, and priced options, was $9.5 billion, an increase of 26% over June 30, 2009.

We attribute the strength of our client relationships, the commitment of our people, and our resulting growth to our management consulting heritage and culture, which instills our relentless focus on delivering value and enduring results to our clients. We operate our business as a single profit center, which drives our ability to collaborate internally and compete externally. Our operating model is built on (1) our dedication to client service, which focuses on leveraging our experience and knowledge to provide differentiated insights, (2) our partnership-style culture and compensation system, which fosters collaboration and the efficient allocation of our people across markets, clients and opportunities, (3) our professional development and 360-degree assessment system, which ensures that our people are aligned with our collaborative culture, core values and ethics and (4) our approach to the market, which leverages our matrix of deep domain expertise in the defense, intelligence and civil markets and our strong capabilities in strategy and organization, analytics, technology and operations.

We are organized and operate as a corporation. Our use of the term “partnership” reflects our collaborative culture, and our use of the term “partner” refers to our Chairman and our Senior and Executive Vice Presidents. The use of the terms “partnership” and “partner” is not meant to create any implication that we operate our company as, or have any intention to create a legal entity that is, a partnership.

Market Opportunity

We believe that the U.S. government is the world’s largest consumer of management and technology consulting services and its demand for such services remains strong, driven by the need to manage dynamic and complex issues such as the improvement and effectiveness of national security and homeland security programs, the establishment of new intelligence-gathering processes and infrastructure, protecting against cyber-security threats, and several civil agency reform initiatives. At the same time, the U.S. government is seeking to increase efficiency and improve existing procurement practices. Major changes and crises driven by shifting domestic priorities and external events produce shifts in government policies and priorities that create additional sources of demand for management and technology consulting services.

Large Addressable Markets

The U.S. government’s budget for U.S. government fiscal year ended September 30, 2009 was $3.1 trillion, excluding authorizations from the ARRA, Overseas Contingency Operations, and supplemental funding for the Department of Defense. Of this amount, $1.0 trillion was for discretionary budget authority, including $502 billion for the Department of Defense and U.S. Intelligence Community and $526 billion for civil agencies. Based on data from Bloomberg Finance L.P., approximately $513 billion of the U.S. government fiscal year 2009 discretionary outlays were for non-intelligence agency and non-ARRA funding-related products and services procured from private contractors. We estimate that $93 billion of the spending directed towards private contractors in U.S. government fiscal year 2009 was for management and technology consulting services, with $56 billion spent by the Department of Defense and $37 billion spent by civil agencies. The agencies of the U.S. Intelligence Community that we serve represent an additional market.

Focus on Efficiency and Transforming Procurement Practices

Focus on Efficiency.  There is pressure across the U.S. government to control spending while also improving services for citizens and aggressively pursuing numerous important policy initiatives. This has led to an increased focus on accomplishing more with fewer resources, streamlining information services and processes, improving productivity and reducing fraud, waste and abuse. We believe that the U.S. government will require support in the form of the services that we provide, such as strategy and change management and organization and process improvement to implement these initiatives. Two examples of efficiency initiatives undertaken by the U.S. government are the most recent Base Realignment and Closure Program, pursuant to which military bases and installations are shut down or reorganized to more efficiently support U.S. military forces, and a rebalancing of defense forces and strategy in accordance with the 2010 Quadrennial Defense Review to more effectively meet the demands of current threats in a constrained fiscal environment. To streamline information services and processes and improve productivity, U.S. government agencies are making increased use of information technology, improving the deployment of human capital, and deploying better decision support systems. To reduce fraud, waste and abuse, both the Obama Administration and Congress have recently taken action to reduce improper payments made by the U.S. government to individuals, organizations and contractors that, according to the White House, amounted to $98 billion in 2009. President Obama signed an Executive Order aimed at reducing improper payments in November 2009 and issued a memorandum ordering the expansion of payment recapture audits in March 2010, and the House of Representatives passed the Improper Payments Elimination and Recovery Bill in April 2010.

Transforming Procurement Practices.  Economic pressure has also driven an emphasis on greater accountability, transparency and spending effectiveness in U.S. government procurement practices. Recent efforts to reform procurement practices have focused on (1) decreasing the use of lead system integrators, (2) the unbundling of outsourced projects to link contract payments to specific milestones and project benchmarks in order to ensure timely delivery and adherence to required budgets and outlays and (3) the separation of certain types of work to facilitate objectivity and avoid or mitigate specific organizational conflicts of interest issues, which issues typically arise when providers of products to the U.S. government also provide systems engineering and technical assistance work, acquisition support and other consulting services related to the products being sold. A focus on organizational conflicts of interest issues has resulted in legislation and a proposed regulation aimed at increasing organizational conflicts of interest requirements, including, among other things, separating sellers of products and providers of advisory services in major defense acquisition programs. We believe that the U.S. government’s continued efforts to improve procurement processes will generate increased demand for objective management and technology consulting services.

Complex Defense, Intelligence and Civil Agency Requirements

The U.S. government continually reassesses and updates its long-term priorities and develops new strategies to address the rapidly evolving issues it faces. In order to deliver effective advice in this environment, service providers must possess a comprehensive knowledge of, and experience with, the participants, systems and technology employed by the U.S. government, and must also have an ability to facilitate knowledge sharing while managing varying objectives. For example, within the Department of Defense, the 2010 Quadrennial Defense Review prioritizes support for the war fighter and integrating intelligence, surveillance and reconnaissance systems with weapons and ground operations.

Within the U.S. Intelligence Community and across the U.S. government generally, the current priority is enhancing cyber-capabilities, including cyber-security, in the face of the continually evolving threat of terrorism and the increasing reliance of both the U.S. government and the private sector on critical information technology systems. In U.S. government fiscal year 2009, the U.S. government established CNCI to support and coordinate U.S. cyber initiatives. At the time of CNCI’s establishment, the Washington Post reported that the U.S. government would spend approximately $17 billion over seven years in connection with CNCI.

Within the civil agencies of the U.S. government, there has been an increased focus on financial regulation, energy and environmental issues, healthcare reform and infrastructure-related challenges. The transformation of the nation’s healthcare system alone will require significant effort and investment to re-design processes and policies and communicate changes effectively to citizens and healthcare providers. Modernizing healthcare information technology systems is an essential element of this transformation as highlighted by President Obama’s Budget Request for U.S. government fiscal year 2011, which includes an allocation of $6.2 billion for the Department of Health and Human Services to improve and strengthen healthcare information technology and systems. We believe the U.S. government will rely on management and technology consulting service providers to provide research, consulting, implementation and improvement services to develop and manage programs across its various civil agencies and departments.

We believe that the initiatives resulting from these new priorities will result in increased demand for management and technology consulting services.

Major Changes Create Demand

Major changes in the government, political and overall economic landscape drive demand for objective management and technology consulting services and advice. These changes, which can be recurring in nature or more sudden and unexpected, create significant opportunities for us, as clients seek out service providers with the flexibility to rapidly deploy intellectual capital, resources and capabilities.

The inauguration of a new presidential administration is a recurring change that drives the need for objective analysis and advice to help develop and implement new policies and respond to evolving priorities. For example, one of the primary focuses of the Reagan administration was a build-up of U.S. defense forces, while the Clinton administration ushered in the era of e-Government by harnessing the power of the Internet for the first time. Similarly, the Obama administration has been focused on a range of domestic and foreign policy initiatives, including those related to the transformation of the healthcare system. Since 1985, we have grown our business during each presidential administration regardless of the prevailing budgetary environment.

The attacks of September 11, 2001 and the recent financial crisis and economic downturn are examples of sudden and unexpected changes. These developments created urgent needs for changes to policy and the regulatory environment. In response to the September 11 attacks, the U.S. government created the Department of Homeland Security, fully integrating 22 previously distinct agencies to improve oversight and protection of the U.S. homeland. In response to the recent financial crisis, the U.S. government has pursued several programs to stabilize the U.S. and global economies, including the institution of the Troubled Assets Recovery Program, the Financial Recovery Act of 2009, and ARRA.

Our Value Proposition to Our Clients

As a leading provider of management and technology consulting services to the U.S. government, we believe that we are well positioned to grow across markets characterized by increasing and rapid change. We believe that our dedication to client service, the quality of our people, our management consulting heritage and our client-oriented matrix approach provide the strong foundation necessary for our continued growth.

Our People

Our success as a management and technology consulting firm is highly dependent upon the quality, integrity and dedication of our people.

Superior Talent Base.  We have a highly educated talent base of approximately 23,800 people: as of June 30, 2010, 82% held bachelor degrees, 43% held masters degrees and 4% held doctoral degrees (not including employees from ASE, Inc., one of our wholly owned subsidiaries). In addition, many of the U.S. government contracts for which we compete require contractors to have high-level security clearances, and our large pool of cleared employees allows us to meet these needs. As of June 30, 2010, 73% of our people held government security clearances: 26% at Top Secret/Sensitive Compartmented Information, 22% at Top Secret (excluding Sensitive Compartmented Information) and 25% at Secret. High-level security clearances generally afford a person access to data that affects national security, counterterrorism or counterintelligence, or other highly sensitive data. Persons with the highest security clearance, Top Secret, have access to information that would cause “exceptionally grave damage” to national security if disclosed to the public. Persons with access to the most sensitive and carefully controlled intelligence information hold a Top-Secret/Sensitive Compartmented Information clearance. Persons with the second-highest clearance classification, Secret, have access to information that would cause “serious damage” to national security if disclosed to the public. Through internal referrals and external recruiting efforts, we are able to successfully renew and grow our talent base, and we believe that our ability to attract top level talent is significantly enhanced by our commitment to professional development, our position as a leader in our markets, the high quality of our work and the appeal of our culture. Each year, we typically receive more than 200,000 applications, conduct more than 15,000 interviews and hire approximately 5,000 new people, approximately half of which are hired as a result of referrals from our own people.

Focus on Talent Development.  We develop our talent base by providing our people with the opportunity to work on important and complex problems, encouraging and acknowledging contributions of our people at all levels of seniority, and facilitating broad, inclusive and insightful leadership. We also encourage our people to continue developing their substantive skills through continuing education. In fiscal 2010, 75% of our people participated in one or more internal training courses, and 42% of our people took advantage of external training opportunities. Our learning programs, which have consistently been recognized as best-in-class in the industry, include partnerships with universities, vendors and online content providers. These programs offer convenient, cost-effective, quality educational opportunities that are aligned with our core capabilities.

Assessment System that Promotes Collaboration.  We use our 360-degree assessment process, an employee assessment tool based on multiple sources, to help promote and enforce the consistency of our collaborative culture, core values and ethics. Each of our approximately 23,800 people receives an annual assessment and also participates in the assessment of other company personnel. Assessments combine this internal feedback from supervisors, peers and subordinates with market input, and each assessment is led by a Booz Allen person outside of the employee’s area. Our assessment process is focused on facilitating the continued development of skills and career paths and ensuring the exchange of support and knowledge among our people.

Core Values.  We believe that one of the key components of our success is our focus on core values. Our core values are: client service, diversity, excellence, entrepreneurship, teamwork, professionalism, fairness, integrity, respect and trust. All new hires receive extensive training that emphasizes our core values, facilitates their integration into our collaborative, client-oriented culture and helps to ensure the delivery of consistent and exceptional client service.

The emphasis that we place on our people yields recognized results. External awards and recognition include being named for several consecutive years as one of Fortune Magazine’s “100 Best Companies to Work For”, one of Consulting Magazine’s “Best Firms to Work For” and one of Business Week’s “Best Places to Launch a Career.”

Our Management Consulting Heritage

Our Approach to Client Service.  Over the 70 years that we have been serving the U.S. government, we have cultivated relationships of trust with, and developed a comprehensive understanding of, our clients. This insight regarding our clients, together with our deep domain knowledge and capabilities, enable us to anticipate, identify and address the specific needs of our clients. While working on contract engagements, our people work to develop a holistic understanding of the issues and challenges facing the client to ensure that our advice helps them achieve enduring results.

Partnership-Style Culture and Compensation System.  A commitment to teamwork is deeply ingrained in our company, and our partnership-style culture is critical to maintaining this component of our operating model. We manage our company as a single profit center with a partner-style compensation system that focuses on the success of the institution over the success of the individual. This distinctive system fosters internal collaboration that allows us to compete externally by motivating our partners to act in the best interest of the institution. As a result, we are able to emphasize overall client service, and encourage the rapid and efficient allocation of our people across markets, clients and opportunities.

Our Client-Oriented Matrix Approach

We are able to address the complex and evolving needs of our clients and grow our business through the application of our matrix of deep domain knowledge and market-leading capabilities. Through this approach, we deploy our four key capabilities, strategy and organization, analytics, technology and operations, across our client base. This approach enables us to quickly assemble and deploy, and redeploy when necessary, client-focused teams comprised of people with the skills and expertise needed to address the challenges facing our clients. We believe that our significant win rates on new and re-competed contracts demonstrate the strength of our matrix approach as well as our industry-leading reputation and our proven track record.

Our Strategy for Continued Growth

We serve our clients by identifying, analyzing and solving their most complex problems and anticipating developments that will have near- and long-term impacts on their operations. To serve our clients and grow our business, we intend to execute the following strategies:

Expand Our Business Base

We are focused on growing our presence in our addressable markets primarily by expanding our relationships with, and the capabilities we deliver to, our existing clients. We will continue to help our clients recognize more efficient and effective mission execution by deploying our objective insight and market expertise across current and future contract engagements. We believe that significant growth opportunities exist in our markets, and we intend to:

•	Deepen Our Existing Client Relationships. The complex and evolving nature of the challenges our clients face requires the application of different core competencies and capabilities. Our approach to client service and collaborative culture enables us to effectively cross-sell and deploy multiple services to existing clients. We plan to leverage our comprehensive understanding of our clients’ needs and our track record of successful performance to grow our client relationships and expand the scope of the services we provide to our existing clients.

•	Help Clients Rapidly Respond to Change. We will continue to help our clients formulate rapid and dynamic responses to the frequent and sometimes sudden changes that they face by leveraging: the scope and scale of our domain expertise, our broad capabilities and our one-firm culture, which allow us to effectively and efficiently allocate our resources and deploy our intellectual capital.

•	Broaden Our Client Base. We intend to capitalize on our scale, the scope of our domain expertise and core capabilities, and our reputation as a trusted long-term partner to grow our client base. We believe that growing demand for the types of services we provide and our ongoing business initiatives will enable us to leverage our reputation as a trusted partner and industry leader to cultivate new client relationships across all agencies and departments of the U.S. government. We will also continue to build on our current cyber-security related work in the commercial market as permitted under the terms of our non-competition agreement with Spin Co. We will explore new opportunities as those opportunities become available in the commercial market upon termination of those contractual restrictions on July 31, 2011, particularly to the extent that we are able to leverage our core competencies, such as our domain expertise in energy, transportation, health and finance, and our functional capabilities, such as cyber and analytics. We also intend to explore opportunities in our areas of core competence to grow internationally through work for the U.S. government and non-U.S. clients.

Capitalize on Our Strengths in Emerging Areas

We will continue to leverage our deep domain expertise and broad capabilities to help our clients address emerging issues. Through the early identification of clients’ emerging needs and the development of adaptive capabilities to help address those needs, we have established strong competencies and functional capabilities in numerous areas of potential growth, including:

•	Cyber. Network-enabled technology now forms the backbone of our economy, infrastructure and national security, and recent national policies and initiatives in this area, including CNCI, are creating new cyber-related opportunities. We have been focused on cyber and predecessor areas, such as information assurance, since 1999. We are currently involved in cyber-related initiatives for our defense, intelligence and civil clients and cyber-security initiatives for commercial clients. We are focused on further developing our cyber capabilities to position our company as a leader across the broad and growing range of areas requiring cyber-related services.

•	Government Efficiency and Procurement. We are focused on helping the U.S. government achieve operating and budgetary efficiencies driven by the need to control spending while simultaneously pursuing numerous policy initiatives. In addition, recent U.S. government reforms in the procurement area may allow us to leverage our status as a large, objective service provider to win additional assignments to the extent that we are able to address organizational conflicts of interest and similar concerns more easily than our competitors.

•	Ongoing Healthcare Transformation. We expect recent and ongoing developments in the healthcare market, such as the passage of the Affordable Care Act of 2010 and the Health Information Technology for Economic and Clinical Health Act of 2009, to increase demand for our healthcare consulting capabilities. We have been serving healthcare-oriented clients in the U.S. government since the late 1980’s. In 2002, we began a focused expansion of our healthcare consulting business, and the current scale of that business, together with our technology-related capabilities, provide us with a strong platform from which to address our clients’ increased focus on the interoperability of healthcare IT platforms, healthcare policy, and payment and caregiver reforms.

•	Systems Engineering & Integration. Our clients are increasingly utilizing SE&I services to help them manage every phase of the development and integration of increasingly sophisticated information technology, communications and mission systems — ranging from satellite and space systems to air traffic control and naval systems. Many SE&I engagements require the application of requisite competencies across the entire range of agencies or departments involved in a particular program. Through the application of our matrix, we have developed deep cross-market knowledge and a combination of engineering, acquisition, management and leadership expertise. We plan to leverage this knowledge and expertise to bid on large-scale SE&I contracts.

Continue to Innovate

We will continue to invest significant resources in our efforts to identify near-term developments and long-term trends that may present significant challenges or opportunities for our clients. Our single profit center and one-firm culture afford us the flexibility to devote company-wide resources and key intellectual capital to developing the functional capabilities and expertise needed to address those issues. We have regularly allocated significant resources to these business development efforts and have successfully transitioned several such initiatives into meaningful contributors to our business, including:

•	our assurance and resilience services area, which generated approximately $450 million of revenue in fiscal 2010 and which began in 1999 with our efforts to anticipate the challenges posed to federal agencies by IT proliferation; and

•	our healthcare consulting services area, which generated approximately $280 million of revenue in fiscal 2010 and began in the late 1980’s with IT work for the Department of Health and Human Services, and expanded rapidly in 2002 as the result of an internal analysis of potential long-term trends which could affect federal health agencies.

We continue to invest in many initiatives at various stages of development. Three such initiatives are:

Cloud Computing.  Cloud computing is Internet-based computing whereby shared resources, software and information are provided to computers and other devices on-demand without requiring new user infrastructure. The U.S. government has adopted cloud computing as its preferred information technology environment. Several pilot programs related to the U.S. government’s transition to cloud computing are already in progress across its agencies, and cyber-initiatives designed to help ensure the integrity and security of cloud computing environments will be essential to the success of this transition.

Advanced Analytics.  Through our advanced analytics capability, we utilize advanced mathematical and other analytical tools to examine the way in which specific issues relate to data on past, present and projected future actions. Advanced Analytics are critical to our clients’ efforts to translate the enormous volumes of data flowing from our nation’s investments in information, communications and technology into insight, foresight and decision-making capacity.

Financial Sector.  Specialized services are needed to help modernize payment processes, implement new technology to assist financial regulators, and reform and redefine the role and organization of agencies such as the Department of the Treasury, the SEC, the Federal Reserve and the Commodity Futures Trading Commission. In addition, financial services companies in the commercial market have extensive electronic networks and electronic payment processing that require the application of sophisticated cyber-security to deter and defend against cyber-criminals and other actors intent on compromising those systems.

Our Clients and Capabilities

The diagram below illustrates the way we deploy our four capability areas, including specified areas of expertise, to serve our defense, intelligence and civil clients. Our dynamic matrix of functional capabilities and domain expertise plays a critical role in our efforts to deliver results to our clients.

Deployment of Capabilities to Serve Clients

Our Clients

We have strong and longstanding relationships with a diverse group of clients at all levels of the U.S. government.

Selected Long-Term Client Relationships

Relationship
Length
Client(1)	(Years)

U.S. Navy	70
U.S. Army	60
National Security Agency	25+
Department of Homeland Security	20+
U.S. Air Force	20+
National Reconnaissance Office	15+
A U.S. intelligence agency	15+
Department of Energy	15+
Federal Bureau of Investigation	15+
Internal Revenue Service	10+

(1)	Includes predecessor organizations.

Defense Clients

Our reputation and track record in serving the U.S. military and defense agencies spans 70 years. Our defense business revenue represented 55% of our business based on revenue for fiscal 2010. Our revenue in this area for fiscal 2010 was approximately $2.8 billion. Our key defense clients are set forth below.

•	U.S. Army. For 60 years, we have addressed challenges for the U.S. Army at the strategic, operational and tactical levels by bringing experienced people, high quality processes and advanced technologies together. We work with our U.S. Army clients to help sustain their land combat capabilities while responding to current demands and preparing for future needs. Recent examples of the services that we have provided include enhancing field intelligence systems, delivering rapid response solutions to counter improvised explosive devices, infusing lifecycle sustainment capabilities to improve distribution and delivery of material, and employing systems and consulting methods to help expand care and support for soldiers and their families. Our clients include Army Headquarters, Army Material Command (AMC), Forces Command (FORSCOM), Training and Doctrine Command (TRADOC), and many Program Executive Offices, Direct Reporting Units and Army Service Component Commands.

•	U.S. Navy/Marine Corps. We have supported the U.S. Navy for 70 years. We employ a multidimensional approach that analyzes and balances people, processes, technology, and infrastructure to meet their missions of equipping global forces for greater flexibility, mobility and efficiency, sustaining results while reducing costs and integrating new technology. Our clients include the Office of the Secretary of the Navy, Chief of Naval Operations, the Commandant of the Marine Corps to the Office of Naval Intelligence and U.S. Navy/Marine Corps operating commands and systems commands, as well as the Joint Program Executive Offices (PEO) and individual PEOs such as Naval Air Systems Command (NAVAIR), Naval Seas Systems Command (NAVSEA), U.S. Marine Corps Systems Command, and Space and Naval Warfare (SPAWAR).

•	U.S. Air Force/NASA/Aerospace. We provide integrated strategy and technical services to the U.S. Air Force. Our skilled strategists and technology experts bring diverse capabilities to assignments that include weapons analysis, capability-based planning and aircraft systems engineering. We also support the space industry in applying new technologies, integrating space operations, and using strategies to address the technical issues, cost, schedule and risk of space systems. Our clients include Air Combat Command, Air Force Space Command, Air Force Materiel Command, Air Mobility Command, Air Force Cyber Command, Air Force Pacific Command, NASA, the Defense Information Systems Agency (DISA), the National Reconnaissance Office (NRO) and the National Geospatial-Intelligence Agency (NGA).

•	Joint Staff and Combatant Commands. We provide mission-critical support to the Office of the Secretary of Defense, the Joint Staff, the Combatant Commands (COCOMs), and other U.S. government departments and agencies during the planning and mission execution phases to meet global mission requirements ranging from integrated intelligence, surveillance and reconnaissance (ISR) to space and global strike operations. Our clients include most major organizations within the Office of the Secretary of Defense and the Department of Defense’s agencies, as well as the Pacific Command, Northern Command, Central Command, Southern Command, European Command, Strategic Command, Special Operations Command, and Transportation Command.

Intelligence Clients

We have provided the primary group of government agencies and organizations that carry out intelligence activities for the U.S. government, or the U.S. Intelligence Community, with forward-thinking, success-oriented consulting and mission support services in analysis, systems engineering, program management, operations, organization and change management, budget and resource management, studies and wargaming. This critical business area has strong barriers to entry for competitors because of the specialized expertise and high-level security clearances required. Our intelligence business represented 21% of our business based on revenue for fiscal 2010. Revenue in this area for fiscal 2010 was approximately $1.0 billion. Our major intelligence clients include:

•	U.S. Intelligence Agencies. We provide critical support in strategic planning, policy development, program development and execution, information sharing, architecture, and program management for research and development projects as well as support to reform initiatives flowing from the Intelligence Reform and Terrorism Protection Act. We help clients improve the processes and substance of intelligence information provided to the executive and legislative branches of the U.S. government for policy development and operational decision making.

•	Joint Staff and Unified Combatant Commands. We deliver comprehensive intelligence analysis, including providing all-source intelligence analysis and open-source intelligence analysis conducted in high intensity environments. We also provide data collection management and analytical systems intelligence training services, and provide intellectual capital and best practices for intelligence activities.

•	Military Intelligence. We provide consulting services, integrated intelligence and information operations mission support, and a range of counterintelligence services to the U.S. Army, U.S. Air Force, U.S. Navy, Marine Corps, and Defense Intelligence Agency.

Civil Clients

Support to civil government agencies of the U.S. government and U.S.-funded international development work has grown significantly as a percentage of our overall business. The Federal Procurement Data System ranks us 16th on its overall list of top 100 federal contractors for federal fiscal year 2009 based on overall prime contracting dollars. For that same period and using data provided by Bloomberg Finance L.P., we estimate that we ranked 24th based on overall prime contracting dollars for civil clients. Our civil business represented 24% of our business based on revenue for fiscal 2010. Revenue in this area for fiscal 2010 was approximately $1.2 billion. Our civil government clients include:

•	Financial Services. We provide support to all major U.S. government finance and treasury organizations charged with the collection, management and protection of the U.S. financial system, including the Department of the Treasury, Internal Revenue Service and other agencies of the Department of the Treasury, Office of the Comptroller of the Currency, Federal Deposit Insurance Corporation, Federal Reserve Board and Banks, the SEC, and Pension Benefit Guaranty Corporation. We create innovative approaches to some of their most challenging problems, including bank receivership, payment channel modernization, cyber initiatives and fraud detection.

•	Health. We support government clients on innovative projects that help achieve public health missions, including entitlement reform, developing a national health information network, mitigating risk to populations, improving government infrastructure, and facilitating an international public-private sector dialogue on international health issues. Our clients include the Department of Health and Human Services and its agencies, including the U.S. Food and Drug Administration, National Institutes of Health, Centers for Disease Control and Prevention (CDC), the Centers for Medicare and Medicaid Services, the Department of Defense Military Health System and Department of Veterans Affairs.

•	Energy, Transportation and Environment. We support clients in the transportation, energy and environment sectors which have control over our national infrastructure. We support our clients’ efforts to maintain and build infrastructure that is efficient, effective and sustainable. Our services include strategy, operations, technology and engineering. Our clients include the Departments of Energy, Transportation, and Interior and their component agencies, and the Environmental Protection Agency. We also support the Department of Defense in major environmental and infrastructure programs in the United States and Europe.

•	Justice and Homeland Security. We support the U.S. government’s homeland security mission and operations in the areas of intelligence (analysis, information sharing, and risk assessment), operations (coordination, contingency planning, and decision support), strategy, technology and management

(program management and information technology tools), emergency management and response planning, and border, cargo and transportation security. We support law enforcement missions and operations in counterterrorism, intelligence and counterintelligence, and traditional criminal areas (narcotics, white collar crime, organized crime, and violent crime).

•	Business of Government. We help agencies effectively and efficiently manage the business processes that support government in its provision of services to its citizens, spanning management, personnel, budget operations, information technology and telecommunications. Our clients include the General Services Administration, Office of Management and Budget, Office of Personnel Management, the Congress and Courts. We also support public sector grant-making agencies, from health and education, to labor and homeland and economic security, serving clients such as the Departments of Agriculture, Homeland Security, Commerce, Education, Labor, and Housing and Urban Development, as well as the National Science Foundation. In addition, we serve our U.S. government clients abroad in helping them resolve systemic global development needs. Our clients include the U.S. Agency for International Development, the Department of State, Millennium Challenge Corporation and the World Bank.

Our Capabilities

Strategy and Organization

Our strategy and organization capability focuses on helping clients define and achieve their strategic objectives. As of June 30, 2010, we had approximately 2,300 consulting staff providing client service through our strategy and organization capability. We provide transformational programs to improve organizational effectiveness, manage change, and enable client organizations to improve their performance. Our Transformation Life Cycletm framework and Change Management Advanced Practitioner program provide a proven methodology and credentialed experts to help clients succeed. Our areas of expertise include:

•	Strategy and change management, helping clients formulate business strategies to meet their mission, and transforming key elements within organizations such as people, processes, technology and physical infrastructure;

•	Organization and process improvement, redesigning an organization’s structure to fit its mission and strategy, aligning its business purpose, and improving operations and performance through business process reengineering, knowledge management, strategic sourcing, shared services and lean six sigma methodologies; and

•	Human capital, learning and communications, helping clients build new capabilities and increasing workforce performance through competency identification and development of learning programs, designing programs to better manage the workforce for high performance, and building stakeholder understanding and buy-in.

Analytics

Our analytics capability includes advanced analysis, modeling, simulation of conflicts (also known as war-gaming) and other simulations, and accountability tools to help our clients make informed decisions about threats and opportunities, and the practical realities of turning decisions into action, such as resource availability. As of June 30, 2010, we had approximately 5,500 consulting staff providing client service through our analytics capability. Our areas of expertise include:

•	Business analytics, enabling our clients to optimize decisions regarding resources through financial and economic analysis, financial stewardship and accountability and disciplined contract strategy and program controls;

•	Intelligence and operations analytics, providing a full spectrum of intelligence analysis, innovative all-source analysis, analytic training and counter-intelligence services to meet persistent challenges and guard against new threats;

•	Mission and performance analytics, enhancing our clients’ ability to weigh alternative futures and make sound decisions that are supported by rigorous methods, including capabilities based assessments, modeling and simulation, policy analysis, threat, vulnerability and risk analysis and war-games; and

•	Advanced analytics, developing capabilities to exploit very large amounts of information through the use of advanced mathematical techniques to gain insights, create foresight and make predictions to support fact-based decision making for our clients.

Technology

Our technology capability focuses on helping clients solve their mission-critical objectives through the deployment of advanced technology. As of June 30, 2010, we have more than 7,700 highly skilled technology experts and engineers, which comprise our technology capability consulting staff, who maintain deep knowledge of the latest leading technologies. Our experts combine their specialized skills with our problem-solving approach to ensure that we understand a client’s mission and objectives and, based on that understanding, design, develop and implement the optimum technology solution. Our areas of expertise include:

•	Cyber technologies, enabling clients to execute their missions in cyberspace with trusted and secure networks, systems, and information and delivering solutions for full life cycle support, information exchange, collaboration, transportation, and information storage;

•	SE&I, developing, acquiring, testing and integrating complex systems, integrated acquisition management, program and technical integration, and program and organizational leadership design;

•	Systems development, designing and deploying information technology solutions, including software development to automate business processes, improve client service, solve mission requirements, and share information effectively and securely; and

•	Strategic technology and innovation, identifying and incubating advanced technologies, innovation processes, and innovation management critical to the achievement of our clients’ goals.

Operations

Our operations capability is focused on the full spectrum of mission execution and delivery from front-end acquisition and program management to infrastructure design and end-to-end supply chain management. Our operations capability helps our clients formulate and implement a strategy to achieve tangible results. As of June 30, 2010, we had approximately 5,200 consulting staff providing client service through our operations capability. Our areas of expertise include:

•	Acquisition and program management, enabling clients to originate, plan, and execute programs of all types and complexity across the entire program or product lifecycle, including program and project management, acquisition and life cycle services and program integration;

•	Infrastructure, developing sustainable strategies and executing plans to solve complex challenges across the many natural and man-made infrastructure environments to facilitate a safe, efficient, effective and sustainable project;

•	Mission and industry expertise, supporting clients across planning and policy development, capability development and management, conceptual and operational requirements, and mission readiness and operational support; and

•	Supply chain and logistics, formulating and executing supply chain strategies and mission-specific logistics solutions to optimize material, data and human capital flows designed to achieve our client’s targets for cost, readiness and operational performance.

Client Case Examples

Our projects require a comprehensive understanding of our clients and their needs, and we have developed a multi-dimensional and adaptable skill set that allows us to provide services under each of our capability areas across our client base. The case examples below illustrate how we have deployed our skill-sets in the strategy and organization, analytics, technology and operations capability areas to provide services to our clients.

•	We developed a methodology that dramatically improves the design, cost and management of major weapons programs that we refer to as “Design for Affordability,” and worked closely with the U.S. Navy to achieve significant cost reductions. Launched in 2004, the first Virginia-class submarine cost more than $3.2 billion to build, which exceeded estimates provided to U.S. Navy officials for this class of over 30 boats. The Chief of Naval Operations subsequently set a target cost of $2 billion per submarine as a condition for increasing production from one to two boats per year starting in 2012. Electric Boat, the prime contractor, engaged us as a subcontractor to develop a comprehensive strategy for permanently reducing costs to $2 billion per boat. Our Design for Affordability methodology achieved positive results, which led to the U.S. Navy directly hiring us to extend our methodology across other parts of the submarine value chain in the areas of operations and sustainability. The Design for Affordability methodology utilizes our operations, strategy and organization and analytics capabilities, and we can apply this methodology to help the U.S. government achieve cost-savings in other large acquisition programs such as those for aircraft and combat vehicles.

•	We are working with a major client in the U.S. Intelligence Community on cloud computing. We are employing cloud technologies to store, manage, and perform advanced analytics on massive volumes of data to identify patterns that reveal larger trends, yield new insights, and ultimately capture cyber actors’ behavior. In support of our client, we utilize our technology and analytics capabilities to analyze huge stores of historical data in the cloud and build statistical models to understand the behavior, intent, and potential future targets of adversaries attempting to conduct attacks or crimes in cyberspace. Improved cyber analysis using cloud technologies is highly useful for government agencies striving to better share information and integrate intelligence.

•	We worked with the CDC to improve its process for ordering, distributing and managing the U.S.’s supply of publicly-funded childhood vaccines through the Vaccines for Children program, a $3 billion-dollar-a-year initiative that reaches half of all American children. The CDC mission was to respond more effectively to public health crises such as disease outbreaks, vaccine shortages, natural disasters and disruptions of the vaccine supply. We utilized our strategy and organization, operations and technology capabilities and leveraged our expertise in supply chain management, information management and change management to redesign the CDC’s procurement and storage process to allow them to ship inventory in hours instead of weeks. We helped the CDC integrate 64 grantees with formerly separate supply and distribution systems into a single, centrally managed supply chain that has shipped millions of doses of vaccines and realized $496 million in overall one-time savings with the potential for recurring annual savings.

Contracts

Our portfolio of contracts is highly diversified with no single contract accounting for more than 9% of our revenue in any of fiscal 2008, pro forma 2009 or fiscal 2010, and no single task order under any contract accounting for more than 1% of our revenue in any of fiscal 2008, pro forma 2009 and fiscal 2010. In fiscal 2010, we derived 29% of our revenue from our top 10 contracts and contract vehicles, and over 50% of our revenue was derived from individually awarded task orders under a large number of ID/IQ contract vehicles.

There are two predominant contracting methods by which the U.S. government procures services: definite contracts and indefinite contract vehicles. Each of these is described below:

•	Definite contracts call for the performance of specified services or the delivery of specified products. The U.S. government procures services and solutions through single award, definite contracts that specify the scope of services that will be delivered and identify the contractor that will provide the specified services. When an agency recognizes a need for services or products, it develops an acquisition plan, which details the means by which it will procure those services or products. During the acquisition process, the agency may release a request for information to determine if qualified bidders exist, a draft request for a proposal to allow industry to comment on the scope of work and acquisition strategy, and finally a formal request for a proposal. Following the evaluation of submitted proposals, the agency will award the contract to the winning bidder.

•	Indefinite contract vehicles provide for the issuance by the client of orders for services or products under the terms of the contract. Indefinite contracts are formally known as indefinite delivery, indefinite quantity or ID/IQ contracts, and are often referred to as contract vehicles or ordering contracts. ID/IQ contracts may be awarded to one contractor (single award) or several contractors (multiple award). Under a multiple award ID/IQ contract, there is no guarantee of work as contract holders must compete for individual work orders. ID/IQ contracts will often include pre-established labor categories and rates, and the ordering process is streamlined (usually taking less than a month from recognition of a need to an established order with a contractor). ID/IQ contracts often have multi-year terms and unfunded ceiling amounts, thereby enabling but not committing the U.S. government to purchase substantial amounts of products and services from one or more contractors in a streamlined procurement process.

¡	GWACs and GSA schedules are ID/IQ contracts that are open to all U.S. government agencies. Contract holders compete for individual task orders under both types of ID/IQ contract vehicles. Prices (labor rates) are pre-established under GSA schedules, while prices under GWACs may be pre-established or determined by task order proposal. Agencies may solicit companies directly under GSA schedules and, under GWACs, must work through the agency that operates the GWAC or receive a delegation of authority to use the GWAC. GSA schedules are administered by the General Services Administration and support a wide range of products and services. GWACs are used to procure IT products and services and are administered by the agency soliciting the services or products, with permission from the Office of Management and Budget.

As of September 30, 2009, the end of the U.S. government’s fiscal year, there were a total of 39 GSA schedules with over 17,000 schedule holders that generated more than $37.4 billion in annual sales in U.S. government fiscal year 2009. We were the number three provider under the GSA federal supply schedule program based on revenue with a total of $899.0 million in revenue during U.S. government fiscal 2009. Based on revenue from our top three GSA schedules, we were the number five contractor on the Information Technology (IT) Schedule 70, the number two contractor on the Mission Oriented Business Integrated Services (MOBIS) Schedule, and the number two contractor on the Professional Engineering Services (PES) Schedule in U.S. government fiscal year 2009.

Listed below are our top three GSA schedules and GWACs based on revenue for each of fiscal 2008, pro forma 2009 and fiscal 2010, the number of active task orders as of March 31, 2010 under each of our top three GSA schedules and GWACs and an aggregation of all other GSA schedules and GWACs. These contract vehicles are available to all U.S. government agencies and the revenue stated is the result of individually competed task orders.

							Number of
		% of	Pro	% of		% of	Task Orders
	Fiscal	Total	Forma	Total	Fiscal	Total	as of	Expiration
Contract	2008	Revenue	2009	Revenue	2010	Revenue	March 31, 2010	Date
	(Revenue in millions)

Mission Oriented Business Integrated Services (MOBIS) — #874	$187.8	5%	$245.6	6%	$351.7	7%	494	9/30/12
Information Technology (IT) — #70	$330.2	9%	$334.5	8%	$257.7	5%	326	1/26/11
Professional Engineering Services (PES) — #871	$242.8	7%	$243.8	6%	$216.5	4%	287	10/28/14
All Others	$279.4	8%	$339.1	7%	$368.2	7%

Total	$1,040.2	29%	$1,163.0	27%	$1,194.1	23%

Listed below are our top single award contract, our top five single award contracts and our top ten single award contracts for fiscal 2010, each based on revenue and the number of active task orders as of March 31, 2010 under these contracts. Eight of our top ten single award contracts and all of our top five single award contracts are ID/IQ contracts. The number of task orders for our top ten contracts does not include task orders under classified contracts due to the fact that information associated with those contracts is classified.

			Number of
		% of	Task Orders
	Fiscal	Total	as of	Expiration
Contract	2010	Revenue	March 31, 2010	Date
	(Revenue in millions)

Top Contract	$376.0	7%	335	1/8/2013
Top Five Contracts	$817.1	16%	907
Top Ten Contracts	$957.8	19%	961

Backlog

We define backlog to include the following three components:

•	Funded Backlog. Funded backlog represents the revenue value of orders for services under existing contracts for which funding is appropriated or otherwise authorized less revenue previously recognized on these contracts.

•	Unfunded Backlog. Unfunded backlog represents the revenue value of orders for services under existing contracts for which funding has not been appropriated or otherwise authorized.

•	Priced Options. Priced contract options represent 100% of the revenue value of all future contract option periods that may be exercised at our clients’ option and for which funding has not been appropriated or otherwise authorized.

Backlog does not include any task orders under ID/IQ contracts, including GWACs and GSA schedules, except to the extent that task orders have been awarded to us under those contracts.

The following table summarizes the value of our contract backlog at the respective dates presented:

	The Company
	As of March 31,		As of June 30,
	2009	2010	2009	2010
	(In millions)

Backlog:
Funded	$2,392	$2,528	$2,214	$2,618
Unfunded(1)	1,968	2,453	2,057	2,576
Priced options(2)	2,919	4,032	3,233	4,295

Total backlog	$7,279	$9,013	$7,504	$9,489

(1)	Reflects a reduction by management to the revenue value of orders for services under two existing single award ID/IQ contracts based on an established pattern of funding under these contracts by the U.S. government.

(2)	Amounts shown reflect 100% of the undiscounted revenue value of all priced options.

We may never realize all of the revenue that is included in our total backlog, and there is a higher degree of risk in this regard with respect to unfunded backlog and priced options.

Our backlog includes orders under contracts that in some cases extend for several years. The U.S. Congress generally appropriates funds for our clients on a yearly basis, even though their contracts with us may call for performance that is expected to take a number of years. As a result, contracts typically are only partially funded at any point during their term and all or some of the work to be performed under the contracts may remain unfunded unless and until the U.S. Congress makes subsequent appropriations and the procuring agency allocates funding to the contract.

Total backlog grew 24% from March 31, 2009 to March 31, 2010 and 26% from June 30, 2009 to June 30, 2010. We cannot predict with any certainty the portion of our backlog that we expect to recognize as revenue in any future period. While we report internally on our backlog on a monthly basis and review backlog upon the occurrence of certain events to determine if any adjustments are necessary, we cannot guarantee that we will recognize any revenue from our backlog. The primary risks that could affect our ability to recognize such revenue are program schedule changes, contract modifications, and our ability to assimilate and deploy new employees against funded backlog. In our recent experience, neither of these nor any of the following additional risks have had a material negative effect on our ability to realize revenue from our funded backlog: the unilateral right of the U.S. government to cancel multi-year contracts and related orders or to terminate existing contracts for convenience or default; cost cutting initiatives and other efforts to reduce U.S. government spending, such as the initiatives recently announced by the Secretary of Defense, which could reduce or delay funding for orders or services; delayed funding of our contracts due to delays in the completion of the U.S. government’s budgeting process and the use of continuing resolutions; in the case of unfunded backlog, the potential that funding will not be made available; and, in the case of priced options, the risk that our clients will not exercise these options. Funded backlog includes orders under contracts for which the period of performance has expired, and we may not recognize revenue on the funded backlog that includes such orders. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Factors Affecting Our Results of Operations — Sources of Revenue — Contract Backlog” and “Risk Factors — Risks Related to Our Business — We may not realize the full value of our backlog, which may result in lower than expected revenue.”

Competition

Due to its size, the government consulting market is highly fragmented. As certain commercial sectors of the consulting market have declined over the past few years, competition within the government professional services industry has intensified. In addition to professional service companies like our own that focus principally on the provision of services to the U.S. government, other companies active in our markets include large defense contractors, diversified service providers and small businesses. Changing government polices are also helping to reshape the competitive landscape. Some large prime contractors are beginning to divest their professional services business units due to the U.S. government’s increased sensitivity to organizational conflicts of interest and these divested companies will be free to compete with us without their former organizational conflicts of interest constraints. The formal adoption of FAR organizational conflicts of interest rules or additional more restrictive rules by U.S. government agencies could cause further such divestitures which could further increase competition in our markets. At the other end of the spectrum are small businesses. Small business are growing in the government services industry due in large part to a push by both the Obama and Bush administrations to bolster the economy by helping small business owners.

In the course of doing business, we compete and collaborate with companies of all types. We strive to maintain positive and productive relationships with these organizations. Some of them hire us as a subcontractor, and we hire some of these other contractors to work with us as our subcontractors. Our major competitors include: (i) contractors focused principally on the provision of services to the U.S. government, such as CACI International, Inc., L-3 Communications Holdings, Inc., ManTech International Corp., SRA International, Inc., and TASC Inc.; (ii) large defense contractors which provide both products and services to the U.S. government, such as General Dynamics Corp., Lockheed Martin Corp., Northrop Grumman Corp., and Raytheon Co.; and (iii) diversified service providers, such as Accenture, Computer Sciences Corp., Deloitte Consulting LLP and SAIC, Inc. We compete on the basis of our technical expertise and client knowledge, our ability to successfully recruit appropriately skilled and experienced talent, our ability to deliver cost-effective multi-faceted services in a timely manner, our reputation and relationship with our clients, past performance, security clearances, and the size and scale of our company.

Patents and Proprietary Information

Our management and technology consulting services and related products are not generally dependent upon patent protection. We claim a proprietary interest in certain of our service offerings and related products, methodologies and know-how. We have a few patents but we do not consider our business to be materially dependent on the protection of such patents. Additionally, we have a number of trade secrets that contribute to our success and competitive position, and we endeavor to protect this proprietary information. While protecting trade secrets and proprietary information is important, we are not materially dependent on any specific trade secret or group of trade secrets. Other than licenses to commercially available third-party software, we have no licenses to intellectual property that are significant to our business.

We rely upon a combination of nondisclosure agreements and other contractual arrangements, as well as copyright, trademark, patent and trade secret laws to protect our proprietary information. We also enter into proprietary information and intellectual property agreements with employees, which require them to disclose any inventions created during employment, to convey such rights to inventions to us, and to restrict any disclosure of proprietary information.

Our most important trademark is the “Booz Allen Hamilton” mark, registered in the United States and certain foreign countries. Generally, registered trademarks have perpetual life, provided that they are renewed on a timely basis and continue to be used properly as trademarks. We have three registered trademarks related to our name and logo with the earliest renewal in February 2011. Under a branding agreement entered in connection with the acquisition, Spin Co. was granted a perpetual, exclusive, worldwide, royalty-free license to use “Booz” as a name and mark other than with “Allen” or “Hamilton” and certain other words associated with our business in connection with certain activities. We agreed not to use “Booz” unless it is accompanied by “Allen” or “Hamilton” or both and we are restricted in our use of certain other words associated with Spin Co.’s business. Under certain circumstances, including if certain Spin Co. competitors obtain ownership of Booz Allen Hamilton, the licensed marks will be assigned to Spin Co.

For our work under U.S. government funded contracts and subcontracts, the U.S. government obtains certain rights to data, software and related information developed under such contracts or subcontracts. These rights generally allow the U.S. government to disclose such data, software and related information to third parties, which third parties may include our competitors in some instances. In the case of our work as a subcontractor, our prime contractor may also have certain rights to data, information and products we develop under the subcontract.

Facilities

We do not own any facilities or real estate. Our corporate headquarters are located at 8283 Greensboro Drive, McLean, Virginia 22102. We lease other operating offices and facilities throughout North America, and a limited number of overseas locations. Our principal offices outside of McLean, Virginia include: Annapolis Junction, MD; Rockville, MD; San Diego, CA; and Herndon, VA. Additionally, nationwide we have approximately 30 Department of Defense approved locations that support classified U.S. government operations. We also have a number of Sensitive Compartmented Information Facilities, which are enclosed areas within buildings that are used to perform classified work for the U.S. Intelligence Community. Many of our employees are located in facilities provided by the U.S. government. The total square footage of our leased offices and facilities is approximately 2.9 million square feet. We believe our facilities meet our current needs, and that additional facilities will be required and available as we expand in the future.

Regulation

As a contractor to the U.S. government, as well as state and local governments, we are heavily regulated in most fields in which we operate. We deal with numerous U.S. government agencies and entities, and when working with these and other entities, we must comply with and are affected by unique laws and regulations relating to the formation, administration and performance of U.S. government contracts. Some significant laws and regulations that affect us include:

•	FAR, and agency regulations supplemental thereto, which regulate the formation, administration and performance of U.S. government contracts;

•	the Truth in Negotiations Act, which requires certification and disclosure of cost and pricing data in connection with the negotiation of a contract, modification or task order;

•	the Procurement Integrity Act, which regulates access to competitor bid and proposal information and certain internal government procurement sensitive information, and our ability to provide compensation to certain former government procurement officials;

•	post government employment laws and regulations, which restrict the ability of a contractor to recruit, hire, and deploy former employees of the U.S. government;

•	laws, regulations and executive orders restricting the use and dissemination of information classified for national security purposes and the export of certain products, services and technical data, including requirements regarding any applicable licensing of our employees involved in such work; and

•	the Cost Accounting Standards and FAR Cost Principles, which impose accounting requirements that govern our right to reimbursement under certain cost-based U.S. government contracts and require consistency of accounting practices over time.

Given the magnitude of our revenue derived from contracts with the Department of Defense, the DCAA is our cognizant government audit agency. The DCAA audits the adequacy of our internal control systems and policies including, among other areas, compensation. As a result of its audits, the DCAA may determine that a portion of our employee compensation is unallowable. See “Risk Factors — Risk Related to Our Industry — Our contracts, performance and administrative processes and systems are subject to audits, reviews, investigations and cost adjustments by the U.S. government, which could reduce our revenue, disrupt our business or otherwise materially adversely affect our results of operations.”

The U.S. government may revise its procurement practices or adopt new contract rules and regulations at any time. In order to help ensure compliance with these laws and regulations, all of our employees are required to attend ethics training at least annually, as well as other compliance training relevant to their position. Internationally, we are subject to special U.S. government laws and regulations (such as the Foreign Corrupt Practices Act), local government regulations and procurement policies and practices, including regulations relating to import-export control, investments, exchange controls and repatriation of earnings, as well as varying currency, political and economic risks.

U.S. government contracts are, by their terms, subject to termination by the U.S. government either for its convenience or default by the contractor. In addition, U.S. government contracts are conditioned upon the continuing availability of Congressional appropriations. Congress usually appropriates funds for a given program on a September 30 fiscal year basis, even though contract performance may take many years. As is common in the industry, our company is subject to business risks, including changes in governmental appropriations, national defense policies, service modernization plans, and availability of funds. Any of these factors could materially adversely affect our company’s business with the U.S. government in the future.

See “Risk Factors — Risks Related to Our Business — We are required to comply with numerous laws and regulations, some of which are highly complex, and our failure to comply could result in fines or civil or criminal penalties or suspension or debarment by the U.S. government that could result in our inability to continue to work on or receive U.S. government contracts, which could materially and adversely affect our results of operations.”

Legal Proceedings

Our performance under our U.S. government contracts and our compliance with the terms of those contracts and applicable laws and regulations are subject to continuous audit, review and investigation by the U.S. government. Given the nature of our business, these audits, reviews and investigations may focus, among other areas, on labor time reporting, sensitive and/or classified information access and control, executive compensation and post government employment restrictions. We are not always aware of our status in such matters, but we are currently aware of certain pending audits and investigations involving labor time charging. In addition, from time to time, we are also involved in legal proceedings and investigations arising in the ordinary course of business, including those relating to employment matters, relationships with clients and contractors, intellectual property disputes and other business matters. These legal proceedings seek various remedies, including monetary damages in varying amounts that currently range up to $26.2 million or are unspecified as to amount. Although the outcome of any such matter is inherently uncertain and may be materially adverse, based on current information, our management does not expect any of the currently ongoing audits, reviews, investigations or litigation to have a material adverse effect on our financial condition and results of operations.

Six former officers and stockholders of the Predecessor who had departed the firm prior to the acquisition have filed a total of nine suits in various jurisdictions, with original filing dates ranging from July 3, 2008 through December 15, 2009 (three of which were amended on July 2, 2010 and then further amended into one consolidated complaint on September 7, 2010), against the Company and certain of the Company’s current and former directors and officers. Each of the suits arises out of the acquisition and alleges that the former stockholders are entitled to certain payments that they would have received if they had held their stock at the time of the acquisition. Some of the suits also allege that the acquisition price paid to stockholders was insufficient. The various suits assert claims for breach of contract, tortious interference with contract, breach of fiduciary duty, civil RICO violations, violations of ERISA, and/or securities and common law fraud. Two of these suits have been dismissed with all appeals exhausted and a third suit has been dismissed but the former stockholder has sought leave to re-plead in New York state court. A fourth suit was dismissed by the U.S. District Court for the Southern District of California on September 17, 2010, although the former stockholder has the right to re-plead several of his claims and/or appeal the dismissal. The five remaining suits are pending in the United States District Court for the Southern District of New York. The aggregate alleged damages sought in these five remaining suits is approximately $298.7 million ($241.5 million of which is sought to be trebled pursuant to RICO), plus punitive damages, costs, and fees. Although the outcome of any of these cases is inherently uncertain and may be materially adverse, based on current information, our management does not expect them to have a material adverse effect on our financial condition and results of operations.

MANAGEMENT

Executive Officers and Directors

The following table sets forth information about our executive officers and directors as of November 1, 2010:

Name	Age	Position

Ralph W. Shrader	66	Chairman of the Board, President and Chief Executive Officer
Samuel R. Strickland	60	Executive Vice President, Chief Financial Officer, Chief Administrative Officer and Director
CG Appleby	63	Executive Vice President, General Counsel and Secretary
Horacio D. Rozanski	42	Executive Vice President, Chief Strategy and Talent Officer
Joseph E. Garner	62	Executive Vice President
Francis J. Henry, Jr.	59	Executive Vice President
Lloyd Howell, Jr.	44	Executive Vice President
Joseph Logue	45	Executive Vice President
Joseph W. Mahaffee	53	Executive Vice President
John D. Mayer	64	Executive Vice President
John M. McConnell	67	Executive Vice President
Patrick F. Peck	52	Executive Vice President
Robert S. Osborne	56	Senior Vice President and Executive General Counsel
Peter Clare	45	Director
Ian Fujiyama	38	Director
Allan M. Holt	58	Director
Philip A. Odeen	75	Director
Charles O. Rossotti	69	Director

Prior to October 2009, the title of our most senior position other than Chief Executive Officer was Senior Vice President. In October 2009, we renamed our Senior Vice Presidents as Executive Vice Presidents.

Ralph W. Shrader is our Chairman, Chief Executive Officer and President and has served in these positions since 1999, except for President which dates to the acquisition in 2008. Dr. Shrader has been an employee of our company since 1974. He is the seventh chairman since our company’s founding in 1914 and has led our company through a significant period of growth and strategic realignment. Dr. Shrader is active in professional and charitable organizations, and is past Chairman of the Armed Forces Communications and Electronics Association. He is Chairman of The Neediest Kids, Inc. charity and serves on the board of directors of Abilities, Inc., an organization dedicated to improving career opportunities for individuals with disabilities, and the board of directors of ServiceSource, the largest community rehabilitative program in Virginia.

Specific qualifications, experience, skills and expertise include:

•	Operating and management experience;

•	Understanding of government contracting;

•	Core business skills, including financial and strategic planning; and

•	Deep understanding of our company, its history and culture.

Samuel R. Strickland is an Executive Vice President and our Chief Financial and Administrative Officer. He has served as our Chief Administrative Officer since 1999 and Chief Financial Officer since 2008. He joined our company in 1995, and became an Executive Vice President in 2004. Mr. Strickland is a member of the Finance and Operations Group and the Chief Information Officer (CIO) Leadership Council. Mr. Strickland serves on the Board of Trustees at the George Mason University Foundation, Inc.

Specific qualifications, experience, skills and expertise include:

•	Finance, financial reporting, compliance and controls expertise;

•	Understanding of government contracting; and

•	Core business skills, including financial and strategic planning.

CG Appleby is our General Counsel and Chief Legal Officer and Secretary and has served in these positions since 1998. Mr. Appleby has been an employee of our company since 1974. Mr. Appleby is a former president and board member, and current member of the Washington Metropolitan Area Corporate Counsel Association; former president, and current board and executive Committee member, of the Northern Virginia Community Foundation; former chairman and board member, and current member of the Executive Committee, of the Professional Services Council; board member of the Fairfax County, Virginia Chamber of Commerce; Principal of the Council for Excellence in Government; board member of TeamFairfax 2013; and current member of the CharityWorks Advisory Board.

Horacio D. Rozanski is an Executive Vice President and was recently named our Chief Strategy and Talent Officer. He is co-chair of the Finance and Operations Group and a member of the People Strategy Steering Committee. Mr. Rozanski served as the Chief Personnel Officer of our company from 2002 through 2010. Mr. Rozanski joined our company in 1992 and became an Executive Vice President in 2009.

Joseph E. Garner is an Executive Vice President of our company and is the lead for our operations capability. Mr. Garner joined our company in 1983 and became an Executive Vice President in 2001. Mr. Garner is co-chair of the People Strategy Steering Committee and a member of the Finance and Operations Group.

Francis J. Henry, Jr. is an Executive Vice President of our company and is the market lead for the civil business. Mr. Henry joined our company in 1977 and became an Executive Vice President in 2009. Mr. Henry is the chairman of the Employees’ Capital Accumulation Plan trustees and co-chair of the Finance and Operations Group.

Lloyd Howell, Jr. is an Executive Vice President of our company and is the client service officer for our financial services clients. Mr. Howell joined our company in 1988, left in 1991, rejoined in 1995 and became an Executive Vice President in 2005. He is chairman of the Ethics & Compliance Committee. Mr. Howell serves on the board of directors of the United Negro College Fund.

Joseph Logue is an Executive Vice President of our company and is the market lead for the defense business. Mr. Logue joined our company in 1997 and became an Executive Vice President in 2009. Previously, he led our former commercial Information Technology practice. He is a member of the Finance and Operations Group.

Joseph W. Mahaffee is an Executive Vice President of our company and is the location lead for our Northeast location. Mr. Mahaffee joined our company in 1981 and became an Executive Vice President in 2007. He is a member of the Technology Capability Leadership Team and the CIO Leadership Team. He is a member of the board of directors of the Independent College Fund of Maryland where he serves as the President of the Executive Steering Committee and Chairman of the National Security Scholarship Program.

John D. Mayer is an Executive Vice President of our company and is responsible for organizational transformation and change management initiatives for public sector clients. Mr. Mayer joined our company in 1997 and became an Executive Vice President in 2009. He is chairman of the board of directors of the Homeland Security and Defense Business Council, a member of the board of the Washington Education and

Tennis Foundation, and a member of the Corporate Advisory Board for the Darden School of Business at the University of Virginia.

John M. McConnell is an Executive Vice President of our company and is the market lead for the intelligence business. Mr. McConnell previously served from 2007 through 2009 as U.S. Director of National Intelligence. From 1996 through 2007, Mr. McConnell served as an officer of our company and became an Executive Vice President in 2009.

Patrick F. Peck is an Executive Vice President of our company and is the lead for our technology capability. Mr. Peck joined our company in 1984 and became an Executive Vice President in 2008. Mr. Peck is the co-chair of the CIO Leadership Council. He serves on the board of directors of Junior Achievement’s National Capital Area.

Robert S. Osborne is a Senior Vice President and the Executive General Counsel of our company. Mr. Osborne joined our company in 2010 after serving as Group Vice President and General Counsel of General Motors Corporation from 2006 to 2009. From 2002 to 2006, he was chair of the corporate department of Jenner & Block LLP, and he returned to practice there as a partner from late 2009 to early 2010. Prior to 2002, Mr. Osborne was a partner of Kirkland & Ellis LLP, where he had practiced law since 1979.

Peter Clare has been a member of our Board since 2008. Mr. Clare is a Managing Director of The Carlyle Group, a private equity firm, as well as deputy head of U.S. Buyout and head of the Global Aerospace, Defense and Government Services Group. Mr. Clare has been with The Carlyle Group since 1992. He currently serves on the boards of directors of ARINC, since 2007, Sequa Corporation, since 2007, and Wesco Aircraft, since 2006.

Specific qualifications, experience, skills and expertise include:

•	Operating experience;

•	Understanding of government contracting;

•	Core business skills, including financial and strategic planning;

•	Public company directorship and committee experience; and

•	Expertise in finance, financial reporting, compliance and controls and global businesses.

Ian Fujiyama has been a member of our Board since 2008. Mr. Fujiyama is a Managing Director of The Carlyle Group, a private equity firm, which he joined in 1997. Beginning in 1999, Mr. Fujiyama spent two years in Hong Kong and Seoul working in Carlyle’s Asia buyout fund, Carlyle Asia Partners. He currently serves on the boards of directors of ARINC, since 2007, and United Components, Inc., since 2003.

Specific qualifications, experience, skills and expertise include:

•	Operating experience;

•	Understanding of government contracting;

•	Core business skills, including financial and strategic planning; and

•	Expertise in finance, financial reporting, compliance and controls and global businesses.

Allan M. Holt became a member of our Board in 2010. Mr. Holt, a Partner and Managing Director of The Carlyle Group, is currently the head of the U.S. Buyout group focusing on opportunities in the Aerospace/Defense/Government Services, Automotive & Transportation, Consumer, Healthcare, Industrial, Technology and Telecom/Media sectors. Mr. Holt is a graduate of Rutgers University and received his M.B.A. from the University of California, Berkeley. He serves on the boards of directors of HD Supply, Inc., since 2007, Sequa Corporation, since 2007, and SS&C Technologies, Inc., since 2006, as well as on the non-profit boards of directors of The Barker Foundation Endowment Fund, The Hillside Foundation, Inc., The National Children’s Museum, and The Smithsonian National Air and Space Museum. Mr. Holt previously served from 2001 through 2006 as a director and Nominating Committee member of Aviall, Inc.

Specific qualifications, experience, skills and expertise, which were the basis for nominating Mr. Holt to our Board, include:

•	Operating experience;

•	Understanding of government contracting;

•	Core business skills, including financial and strategic planning; and

•	Experience in finance, financial reporting, compliance and controls and global businesses.

Philip A. Odeen has been a member of our Board since 2008. Mr. Odeen has served as the Chairman of the Board of Directors and Lead Independent Director of AES Corporation since 2009, and he has served as a director of AES since 2003. Mr. Odeen has served as the Chairman of the Board of Convergys Corporation since 2008, and he has served as a director of Convergys since 2000. From 2006 to 2007, Mr. Odeen served as Chairman of the Board for Avaya. He served as Chairman of the Board for Reynolds and Reynolds Company from 2006 to 2007 and was a director of Northrop Grumman from 2003 to 2008. Mr. Odeen retired as Chairman/CEO of TRW Inc. in December 2002. Mr. Odeen has provided leadership and guidance to our Board as a result of his varied global business, governmental and non-profit and charitable organizational experience of over 40 years.

Specific qualifications, experience, skills and expertise include:

•	Operating and risk management experience, relevant to the oversight of operational risk management;

•	Core business skills, including financial and strategic planning;

•	Understanding of government contracting;

•	Expertise in strategic planning and executive compensation; and

•	Public company directorship and committee experience.

Charles O. Rossotti has been a member of our Board since 2008. Mr. Rossotti has served as a Senior Advisor to The Carlyle Group since June 2003. Prior to this position Mr. Rossotti served as the Commissioner of Internal Revenue of the Internal Revenue Service from 1997 to 2002. Mr. Rossotti co-founded American Management Systems, Inc., an international business and information technology consulting firm in 1970, where he served at various times as President, Chief Executive Officer and Chairman of the Board until 1997. Mr. Rossotti currently serves as a director for Bank of America Corporation, since 2009, and The AES Corporation, since 2003. Mr. Rossotti formerly served as a director of Merrill Lynch & Co., Inc., from 2004 to 2008.

Specific qualifications, experience, skills and expertise include:

•	Operating and risk management experience, relevant to the oversight of operational risk management;

•	Core business skills, including financial and strategic planning;

•	Understanding of government contracting;

•	Expertise in finance, financial reporting, compliance and controls and global businesses; and

•	Public company directorship and audit committee experience.

Controlled Company

We intend to list our shares of Class A common stock, including the shares offered in this offering, on the New York Stock Exchange. For purposes of New York Stock Exchange rules, we expect to be a “controlled company.” Controlled companies under those rules are companies of which more than 50% of the voting power for the election of directors is held by an individual, a group or another company. Carlyle, through Coinvest, will continue to control more than 50% of the combined voting power of our common stock upon completion of this offering and will continue to have the right to designate a majority of the members of our Board for nomination for election and the voting power to elect such directors following this offering. Accordingly, we are eligible to, and we intend to, take advantage of certain exemptions from New York Stock Exchange corporate governance requirements provided in the New York Stock Exchange rules. Specifically, as a controlled company under the New York Stock Exchange rules, we are not required to have (i) a majority of independent directors, (ii) a Nominating Committee composed entirely of independent directors or (iii) a Compensation Committee composed entirely of independent directors.

Board Composition

Our Board is currently composed of seven directors, including Dr. Shrader, our President and Chief Executive Officer, and Chairman of our Board, and Mr. Strickland, our Chief Financial Officer and Chief Administrative Officer. The exact number of members on our Board may be modified (but not reduced to less than three) from time to time exclusively by resolution of our Board. Our amended and restated bylaws will also provide that our Board will be divided into three classes whose members will serve three-year terms expiring in successive years. Directors hold office until the annual meeting of stockholders and until their successors have been duly elected and qualified. The first class, with a term to expire at the 2011 annual stockholders meeting, will consist of Dr. Shrader and Messrs. Clare and Odeen. The second class, with a term to expire at the 2012 annual stockholders meeting, will consist of Messrs. Fujiyama and Strickland. The third class, with a term to expire at the 2013 annual stockholders meeting, will consist of Messrs. Holt and Rossotti.

Under the stockholders agreement, Carlyle is entitled to nominate or designate a majority of the members of our Board. The stockholders agreement provides that at such time as Carlyle, through Coinvest, ceases to own at least 40% of the economic interests in Booz Allen Holding represented by its issued and outstanding common stock, Carlyle and Booz Allen Holding will use commercially reasonable efforts to amend the board representation provisions of the stockholders agreement consistent with the ownership position of Carlyle at that time. Upon effectiveness of the registration statement of which this prospectus forms a part, the stockholders agreement will be amended and restated. Under the amended and restated stockholders agreement, Carlyle will continue to have the right to designate a majority of the members of our Board for nomination for election and Carlyle and our executive officers will be required to vote the voting shares over which they have voting control for such designees.

Board Committees

Our Board has three standing committees: an Executive Committee, an Audit Committee and a Compensation Committee. Effective upon completion of this offering, our Board will also have a Nominating and Corporate Governance Committee. Under the New York Stock Exchange rules, we will be required to have one independent director on our Audit Committee during the 90-day period beginning on the date of effectiveness of the registration statement filed with the SEC in connection with this offering. After such 90-day period and until one year from the date of effectiveness of the registration statement, we are required to have a majority of independent directors on our Audit Committee. Thereafter, our Audit Committee is required to be comprised entirely of independent directors. As a New York Stock Exchange controlled company, we are not required to have independent Nominating and Corporate Governance and Compensation Committees. The following is a brief description of our committees.

Executive Committee

Our Executive Committee is responsible, among its other duties and responsibilities, for assisting our Board in fulfilling its responsibilities. Our Executive Committee is responsible for approving certain corporate actions and transactions, including acquisitions of assets other than in the ordinary course and outside hires or terminations above the senior associate level. Effective upon completion of this offering, the members of our Executive Committee will be Dr. Shrader (Chairman) and Messrs. Clare and Fujiyama. The charter of our Executive Committee will be available without charge on the investor relations portion of our website upon completion of this offering.

Audit Committee

Our Audit Committee is responsible, among its other duties and responsibilities, for overseeing our accounting and financial reporting processes, the audits of our financial statements, the qualifications and independence of our independent registered public accounting firm, the effectiveness of our internal control over financial reporting and the performance of our internal audit function and independent registered public accounting firm. Our Audit Committee reviews and assesses the qualitative aspects of our financial reporting, our processes to manage business and financial risks, and our compliance with significant applicable legal, ethical and regulatory requirements. Our Audit Committee is directly responsible for the appointment, compensation, retention and oversight of our independent registered public accounting firm. The charter of our Audit Committee will be available without charge on the investor relations portion of our website upon completion of this offering.

Effective upon completion of this offering, Messrs. Rossotti (Chairman), Clare, Fujiyama and Odeen will be members of our Audit Committee. It is anticipated that upon effectiveness of the registration statement of which the prospectus forms a part, the Audit Committee will consist of one independent director, Mr. Odeen. Rule 10A-3 of the Exchange Act requires us to have a majority of independent audit committee members within 90 days and all independent audit committee members (within the meaning of Rule 10A-3) within one year of the effectiveness of the registration statement of which the prospectus forms a part. We intend to comply with these independence requirements within the appropriate time periods.

Compensation Committee

Our Compensation Committee is responsible, among its other duties and responsibilities, for reviewing and approving all forms of compensation to be provided to, and employment agreements with, the executive officers and directors of our company and its subsidiaries (including the Chief Executive Officer), establishing the general compensation policies of our company and its subsidiaries and reviewing, approving and overseeing the administration of the employee benefits plans of our company and its subsidiaries. Our Compensation Committee also periodically reviews management development and succession plans. Effective upon completion of this offering, the members of our Compensation Committee will be Messrs. Odeen (Chairman), Clare and Fujiyama. The charter of our Compensation Committee will be available without charge on the investor relations portion of our website upon completion of this offering.

Nominating and Corporate Governance Committee

Our Nominating and Corporate Governance Committee will be responsible, among its other duties and responsibilities, for identifying and recommending candidates to the Board for election to our Board, reviewing the composition of the Board and its committees, developing and recommending to the Board corporate governance guidelines that are applicable to us, and overseeing Board and Board committee evaluations. Effective upon completion of this offering, the members of our Nominating and Corporate Governance Committee will be Dr. Shrader (Chairman) and Messrs. Clare and Fujiyama.

Code of Ethics

Effective upon completion of this offering, our Board will adopt a new written Code of Ethics and Conduct applicable to our directors, chief executive officer, chief financial officer, controller and all other officers and employees of Booz Allen Holding and its subsidiaries worldwide. Copies of the Code of Ethics will be available without charge on the investor relations portion of our website upon completion of this offering or upon request in writing to Booz Allen Hamilton Holding Corporation, 8283 Greensboro Drive, McLean, Virginia 22102, Attention: Corporate Secretary.

Director Compensation

Directors who are employed by us or by Carlyle do not receive any additional compensation for their services as a director. Our other directors, Philip A. Odeen and Charles O. Rossotti, are paid $100,000 per annum for their services on our Board. The directors may elect to receive payment in cash or restricted shares of our Class A common stock. Messrs. Odeen and Rossotti also received a grant of options under our Equity Incentive Plan in fiscal 2010 as compensation for joining our Board. Messrs. Odeen and Rossotti were also afforded the opportunity to purchase shares of our Class A common stock at fair market value. Mr. Rossotti purchased 39,050 shares of our Class A common stock in May 2010.

Our Board has adopted a new compensation policy for directors who are not also employees of our Company or Carlyle that will be effective for fiscal 2012 and that is expected to more closely align their compensation with the compensation of directors of similarly situated public companies and attract highly qualified candidates to serve on our Board. Non-employee directors will receive an annual cash retainer of $100,000 and an annual equity award with a fair market value equal to $50,000. In addition, the chair of our Audit Committee will receive an additional annual payment of $20,000 in cash, the chair of our Compensation Committee will receive an additional annual payment of $15,000 in cash, and the chairs of each other committee of our Board will receive an additional annual payment of $10,000 in cash. Directors may elect to receive all or a portion of their cash compensation in the form of equity. The equity awards will be granted under our Equity Incentive Plan. Our directors will not receive additional fees for attending Board or committee meetings.

The amount paid to Messrs. Odeen and Rossotti for their service on our Board in fiscal 2010 is reflected in the table below.

Director Compensation Table

	Fees Earned or	Option	Stock
	Paid in Cash	Awards	Awards	Other(2)	Total
Name and Principal Position	($)	($)(1)	($)	($)	($)

Philip A. Odeen	100,000(3)	55,610	57(3)	14,450	170,117
Charles O. Rossotti	100,000(4)	55,610	—(4)	28,889	184,499

(1)	This column represents the grant date fair value of the options granted to our directors in fiscal 2010. The aggregate fair value of the awards was computed in accordance with FASB ASC Topic 718 based on the probable outcome of the performance conditions using the valuation methodology and assumptions set forth in Note 17 to our financial statements for the fiscal year ended March 31, 2010, which are incorporated by reference herein, modified to exclude any forfeiture assumptions related to service-based vesting conditions. The amounts in this column do not reflect the value, if any, that ultimately may be realized by the director.

The following table sets forth, by grant date, the aggregate number of stock awards outstanding at the end of fiscal 2010.

Option Awards for Service as a Director

	Option Awards
			Equity Incentive
			Plan Awards:
	Number of	Number of	Number of
	Securities	Securities	Securities
	Underlying	Underlying	Underlying
	Unexercised	Unexercised	Unexercised	Option	Option
	Options	Options	Unearned	Exercise	Expiration
Name	Exercisable	Unexercisable	Options	Price ($)	Date

Philip A. Odeen	2,000	2,670 (a)	3,550 (b)	6.08	05/07/2019
			1,780 (c)	6.08	05/07/2019
Charles O. Rossotti	2,000	2,670 (a)	3,550 (b)	6.08	05/07/2019
			1,780 (c)	6.08	05/07/2019

(a)	The options vest and become exercisable, subject to the continued service of the director, ratably on June 30, 2009, 2010, 2011, 2012 and 2013. All service-vesting options fully vest and become exercisable immediately prior to the effective date of certain change in control events.

(b)	The options vest and become exercisable, subject to the continued service of the director, ratably on June 30, 2009, 2010, 2011, 2012 and 2013 based on achievement of EBITDA performance goals, with the ability to “catch up” on missed goals if (x) the missed performance goal was at least 90% of target level and (y) cumulative EBITDA performance reaches the target cumulative levels during the five-year vesting period. In addition, any unvested performance options at the time of a change in control event vest immediately prior to the effective date of the event if Carlyle achieves a specified internal rate of return as a result of the event or the investment proceeds to Carlyle are at least a specified multiple of their invested capital.

(c)	The options vest and become exercisable, subject to the continued service of the director, ratably on June 30, 2009, 2010, 2011, 2012 and 2013 based on achievement of cumulative cash flow performance goals, with the ability to “catch up” on missed goals if cumulative achievement reaches the target cumulative levels during the five-year vesting period. In addition, any unvested performance options at the time of a change in control event vest immediately prior to the effective date of event if Carlyle achieves a specified internal rate of return as a result of the event or the investment proceeds to Carlyle are at least a specified multiple of their invested capital.

(2)	On July 27, 2009, our Board approved a special dividend of $1.087 per share paid on July 29, 2009 to holders of our Class A common stock, Class B non-voting common stock and Class C restricted common stock as of July 29, 2009. In addition, on December 7, 2009, our Board approved a special dividend of $4.642 per share paid on December 11, 2009 to holders of record of Class A common stock, Class B non-voting common stock and Class C restricted common stock as of December 8, 2009. The amount set forth in the table reflects the dividends received by Messrs. Odeen and Rossotti with respect to their unvested Class A restricted common stock. Messrs. Odeen and Rossotti also received dividends of $9,841 and $19,682, respectively, on the restricted stock granted for fiscal 2010 that vested prior to the December 8, 2009 dividend record date, which amounts are not compensation and therefore are not reflected in the Director Compensation Table.

(3)	Mr. Odeen elected to receive half of his compensation in the form of restricted stock, and was granted 4,240 shares of restricted Class A common stock in lieu of $50,000 of the cash payment. The shares of restricted stock awarded for services performed in fiscal 2010 vested in equal installments on September 30, 2009 and March 31, 2010. The grant date fair market value of the shares was $50,057, based on the $11.806 value of our stock on the May 7, 2009 grant date. Mr. Odeen also received a grant of 2,120 shares of stock in fiscal 2010 in lieu of half of his cash compensation for services as a director in fiscal 2009. These shares were vested immediately on grant and are not reflected in the Director Compensation Table as they were paid with respect to his services performed during fiscal 2009.

(4)	Mr. Rossotti elected to receive his entire compensation in the form of restricted stock, and was granted 8,470 shares of restricted Class A common stock in lieu of the cash payment. The shares of restricted stock awarded for services performed in fiscal 2010 vested in equal installments on September 30, 2009 and March 31, 2010. The grant date fair market value of the shares was $99,997, based on the $11.806 value of our stock on the May 7, 2009 grant date. Mr. Rossotti also received a grant of 4,240 shares of stock in fiscal 2010 in lieu of his cash compensation for services as a director in fiscal 2009. These shares were vested immediately on grant and are not reflected in the Director Compensation Table as they were paid with respect to his services performed during fiscal 2009.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

The following discussion and analysis of compensation arrangements of our named executive officers for fiscal 2010 (as set forth in the Summary Compensation Table below) should be read together with the compensation tables and related disclosures set forth below. This discussion contains forward-looking statements that are based on our current plans, considerations, expectations and determinations regarding future compensation programs. Actual compensation programs that we adopt may differ materially from the currently planned programs summarized in this discussion.

Named Executive Officers

Our named executive officers for fiscal 2010 are: Ralph W. Shrader, our President and Chief Executive Officer, Samuel R. Strickland, our Chief Financial Officer, and three of our Executive Vice Presidents, CG Appleby, Joseph E. Garner, and John M. McConnell.

Executive Compensation Philosophy and Objectives

Although we are a corporation, we operate with a partnership-style culture and compensation system that fosters internal collaboration. Our compensation structure for our officers is centered around a transparent compensation system and a single profit center and firm-wide bonus pool. This distinctive system fosters internal collaboration which allows us to compete externally by motivating our officers to act in the best interest of the firm through an emphasis on client service and by encouraging the rapid and efficient allocation of our people across markets, clients and opportunities.

Utilizing this philosophy, our executive compensation program has been designed to:

•	attract, motivate and retain executives of outstanding ability to meet and exceed the demands of our clients;

•	focus management on optimizing stockholder value and fostering an ownership culture;

•	create appropriate rewards for outstanding performance and penalties for under-performance; and

•	provide competitive rewards and foster collaboration by:

•	rewarding executives for their contribution to our overall performance and financial success and, at the same time, recognizing the spirit and culture of collaboration that has defined us throughout our history; and

•	determining and allocating incentives based on our performance as a whole while measuring individual performance over the long term to facilitate long-term investment and resource allocation.

Setting Executive Compensation

Our Compensation Committee is responsible for evaluating the compensation levels for our executive officers, including our named executive officers. The committee takes into consideration, based upon their collective experience and reasoned business judgment, labor market data and recommendations from management. Management’s recommendations are based on an extensive, 360-degree assessment process executed by the officers and overseen by the executive officers. Our executive compensation program is based on a core belief that transparency and peer-pressure increase overall performance, and that executive impact must be measured over both a short- and long-term horizon in order to maximize stockholder value creation. Accordingly, all executives within one of our six officer compensation bands (more fully described below) receive the same compensation, which is based on overall firm performance, and sustained individual performance is rewarded through accelerated progression through the levels. Our Chief Executive Officer is in a separate level from other officers that receives 10% more than the executives in the next highest level, recognizing his unique role.

Our Compensation Committee has the goal of structuring a compensation program that allows us to attract and retain top tier talent and provide significant incentives for exceeding our performance targets and significant penalties for underperformance. Our Compensation Committee has recognized that our current compensation program has focused on cash compensation based on annual financial performance.

It is anticipated that we will modify our compensation programs in the future to provide for a greater proportion of equity-based incentives that vest over a longer term as contrasted with current compensation and incentives.

We use relevant quantitative and qualitative measures to set compensation for the fiscal year based on overall performance objectives and broad market parameters. Currently, our management obtains market analysis and executive compensation survey data from nationally recognized survey providers, including Towers Perrin Executive Survey, Mercer Executive Survey, CHiPS Executive and Senior Management Total Compensation Survey, and Watson Wyatt Top Management Survey. We segment these surveys based on company revenue and government contracting and professional services industries. We do not use survey data to set compensation; instead, we use it as a check to confirm that our compensation is within a competitive range. In addition, our management consults with William M. Mercer, Inc., which provides executive compensation design, best practice data and assists us in determining market competitive positioning.

Historically, our Chief Executive Officer has participated in Compensation Committee meetings as a member of the committee and made recommendations to our Compensation Committee with respect to the setting of performance targets for our executive officers. Upon completion of this offering, our Chief Executive Officer will not be a member of our Compensation Committee. Nevertheless, we expect that he will continue to provide input to our Compensation Committee regarding our executive compensation programs, as, and to the extent, requested by our Compensation Committee.

Elements of Compensation

Our executive compensation consists of the following components, which are designed to provide a mix of fixed and at-risk compensation that is heavily tied to the achievement of our short and long term financial goals and designed to promote a long-term career with our company:

•	cash compensation, a portion of which is paid as base salary, designed to reflect the requirements of the marketplace in order to attract and keep our executive talent, and a portion of which is short-term cash incentive compensation (consisting of annual cash bonuses), designed to reward our executive officers for annual improvements in key areas of our operational and financial performance;

•	long-term equity incentive plans, designed to reward our executive officers for growing our company over the long term and aligning our executive officers’ interests with our stockholders;

•	retirement benefits, designed to build financial security for our executive officers and promote a long-term career with our company, including a defined contribution 401(k) plan, company contributions to the defined contribution 401(k) plan and annual cash payments to supplement the contribution in cases where the IRS retirement contribution limits are reached, a lump-sum retirement payment and employer-paid retiree healthcare; and

•	executive benefits, including enhanced health and welfare benefits, financial counseling and club memberships.

A detailed description of these components is provided below.

A substantial amount of each executive officer’s total annual cash compensation opportunity is at-risk and tied to our annual financial performance.

Cash Compensation.  As discussed above, our compensation program is structured to drive company-wide performance by encouraging internal collaboration and client service through the fluid application of resources to where they can add the most value. Key to this program is a cohort structure under which all officers are assigned to one of six bands plus a separate and distinct band for our Chief Executive Officer.

Each band is assigned a standard number of points per executive with all executives within the band assigned the same number of points. The number of points assigned to each executive in each band remains constant from year to year, however the planned monetary value of each point is evaluated annually based on a number of factors discussed below. The dollar value of each point is the same across all cohort bands. Officers progress upward through the bands based on their competencies and performance over time.

Prior to the start of our fiscal year, the Chief Strategy and Talent Officer, together with the Chief Financial Officer, establish an appropriate level of cash compensation within each band by reviewing historical compensation levels and adjusting those levels to reflect factors such as projected profitability for the coming fiscal year compared to the current fiscal year. The result is then compared to market survey data as a check to confirm that the compensation within each band is within a competitive range and to ensure that cash compensation opportunities for each band are at a level that allows us to attract and retain key talent. The result is the recommendation of a per point value that is multiplied by the number of points assigned to each executive to determine a planned annual cash compensation. Although the monetary point value for each band is reviewed annually, changes do not ordinarily occur every year. A portion of the cash compensation is designated as base salary and is paid monthly. The remaining portion of the cash compensation is designated as an incentive bonus which is paid annually based on achievement of company performance targets with upward or downward adjustments for exceeding or falling below the targets. Our Compensation Committee reviews the recommendation from management as well as the market information provided and approves a monetary value for each point and therefore the base salary and total cash compensation for each executive assuming firm targets are achieved. For fiscal 2010, the monetary value per point was increased across all bands by approximately 3% over the prior fiscal year to recognize the greater difficulty in reaching our growth targets in light of the economic environment. The increase was allocated to the incentive bonus opportunity rather than base salary because of our performance-driven compensation focus. Because of this focus, base salary levels within each band have not increased in several years and did not increase for fiscal 2010.

As discussed above, our Chief Executive Officer, Dr. Shrader, is in a distinct band and receives 10% higher cash compensation than the executive officers in the next highest band due to his unique responsibilities. Messrs. Appleby, Garner and McConnell were in our highest band (excluding the band for our Chief Executive Officer) because of their level of experience and performance over time and ability to impact financial performance (in the case of Messrs. Garner and McConnell) and our business operations (in the case of Mr. Appleby) and accordingly received the same cash compensation for fiscal 2010. Mr. Strickland was in the second highest band (excluding the band for our Chief Executive Officer) because of his level of experience, performance over time and impact on our financial operations and, accordingly, received the same cash compensation for fiscal 2010 as the other officers in his band.

For fiscal 2010, each of our named executive officers earned the base salary set forth in the “Salary” column of the Summary Compensation Table. Base salary levels within each band will remain the same for fiscal 2011. However Mr. Strickland’s salary for fiscal 2011 will increase as a result of his promotion, effective April 1, 2010, to align his salary with that of his new cohort band.

The annual incentive portion of our executive officers’ cash compensation is provided through our annual performance bonus program. The bonus portion of the total cash compensation as discussed above creates an aggregate bonus pool for the year. The bonus pool is established by multiplying the bonus portion of the point value times the aggregate number of points (reduced for fringe and other charges). Annual incentive bonuses are paid as a result of meeting the target “Bonus EBITDA,” which is defined as our consolidated earnings before interest, taxes, depreciation, amortization, stock-option based and other equity-based compensation expenses, management, transaction and similar fees paid to the principal stockholders or their affiliates, as reflected on our audited consolidated financial statements for such fiscal year, and adjusting for certain extraordinary and non-recurring items as determined by the bonus plan administrator. We base annual bonuses on Bonus EBITDA because it is a direct reflection of the cash flow and operating profitability of our business and it represents the element of our performance that executives can most directly impact.

Upon availability of our year end operating results, our Compensation Committee reviews the Bonus EBITDA, and in its sole discretion approves any adjustments to the plan bonus pool. Adjustments are based on performance against target Bonus EBITDA. During fiscal 2009 and fiscal 2010, to incentivize our executives to exceed target Bonus EBITDA levels and thereby increase long-term company value, our compensation committee determined that the bonus pool should be increased or decreased by up to 50% of the amount over or under target or such lesser percentage as our Compensation Committee may determine. At its sole discretion, our Compensation Committee may increase or decrease the amount of the bonus pool to take into consideration the impact of any extraordinary and non-recurring items or other factors. In applying this discretion, the committee generally increases the bonus pool by less than 50% to the extent the increase is due to short-term improvements that are not expected to result in long term value to our company. The additional and discretionary adjustments allow the compensation committee to limit increases in the bonus pool to factors over which the executives have control and that result in long-term value for our company. Following any adjustment for extraordinary and nonrecurring items and other factors, the bonus pool is further reduced to account for the additional fringe benefit costs incurred as a result of the additional bonus payment to our officers. The final bonus pool as approved by our Compensation Committee is distributed to our officers on a consistent per point basis.

For fiscal 2010 the target Bonus EBITDA was $337.0 million and actual results were $399.8 million. The calculation of Bonus EBITDA for fiscal 2010 is as follows:

EBITDA	$295,317
Compensation Adjustments	97,266
Other Adjustments	7,262

Bonus EBITDA	$399,845
Bonus EBITDA Target	$337,000

As shown above, for fiscal 2010, actual Bonus EBITDA exceeded target Bonus EBITDA by $62.8 million. Accordingly, our Compensation Committee approved the payment of an initial bonus at the target level and an increase to the bonus pool of approximately $25.4 million representing 50% of the excess of actual Bonus EBITDA over target Bonus EBITDA reduced as provided in the preceding paragraph. As with base salary, each executive officer within the same band received the same bonus amount. Accordingly, consistent with the other officers in their compensation band, Messrs Appleby, Garner and McConnell received the same bonus amount for fiscal 2010, Dr. Shrader received 10% above that amount and Mr. Strickland received a lower bonus amount.

For fiscal 2010, each of our named executive officers received payments under the annual performance program as reflected in the “Non-Equity Incentive Plan Compensation” column of the Summary Compensation Table.

Our current annual performance program is based on meeting corporate annual performance goals. As more completely described below under “Changes to Our Compensation Program in Connection with this Offering,” we expect to structure our future annual performance bonus to be delivered via a mix of cash and equity. The equity portion will vest over time to more closely align our compensation program with market practices and enable future generations of officers to continue to own personally-significant amounts of our company stock.

Long-term Equity Incentive Plans.  We believe that our executive officers should hold significant amounts of equity to align their interests to those of our stockholders, and, accordingly, long-term equity compensation is an important component of our compensation program. Prior to Carlyle’s investment in our company in 2008, our Predecessor granted stock options to our executive officers that vested and were exercisable on fixed dates over a period of years. In connection with Carlyle’s investment, these stock options were converted into stock options and restricted stock with fixed vesting and exercise dates under our Officers’ Rollover Stock Plan. Following that transaction and prior to the completion of this offering, our long-term incentive program has consisted of awards of stock options to our executives under the Equity Incentive Plan. We believe stock options further our objective of aligning the interests of our executive officers with those of our stockholders by providing our executive officers with a continuing stake in our long-term success and by rewarding only the future growth in our equity value. We have not historically granted stock options to our executive officers on an annual basis. Instead, an option grant is made only upon hire of an executive officer and/or upon promotion, so that each executive officer within the same band would receive the same number of options and total compensation. All of our named executive officers other than Mr. McConnell received a grant of stock options in 2008 following Carlyle’s investment in our company.

Mr. McConnell received an award of options in fiscal 2010 upon his rehire, which is set forth in the “All Other Option Awards: Number of Securities Underlying Options” column in the Grants of Plan-Based Awards Table. At the beginning of fiscal 2011, Mr. Strickland received a grant of 45,000 performance-vesting stock options to reflect his promotion to the next senior level. Although our Compensation Committee approves the grant of stock options under the Equity Incentive Plan, the grants are made based on the band of the executive at the time of promotion and/or hire and generally do not take into account awards under the Officers’ Rollover Stock Plan, which were based on compensation initially awarded by our Predecessor. However, award levels under the Equity Incentive Plan for officers with long tenures and more equity under our Officers’ Rollover Stock Plan were reduced to provide greater equity incentives to officers in lower compensation bands.

The terms of the options under the Equity Incentive Plan were negotiated between members of management and Carlyle at the time they invested in our company. A portion of the options vest based on continued service and the remainder vest based on achievement of EBITDA and cumulative cash flow performance goals. The terms of the options are more fully described in footnote 2 to the Grants of Plan-Based Awards Table.

The EBITDA target for option vesting for fiscal 2010 was $294.6 million, with the annual target level increasing by 12% each year thereafter. The cumulative cash-flow target for fiscal 2010 was $194.4 million, with the annual amount used to calculate the cumulative target increasing by approximately 12% per year (and subject to upward or downward adjustment for changes in net revenue growth).

For purposes of the options, “EBITDA” is calculated in the same manner as Bonus EBITDA under the annual performance bonus program; and “cash flow” means (i) EBITDA for a fiscal year less (ii) the increase in adjusted working capital (accounts receivable (net) less accounts payable, less other accrued expenses) in the fiscal year (which may be a positive or a negative number) less (iii) any overruns in the annual budget for capital expenditures in the financial plan approved by the Board for that fiscal year.

In connection with the payment of a special dividend of $1.087 per share on July 29, 2009 and the payment of a special dividend of $4.642 per share on December 11, 2009, in each case to holders of record of Class A common stock, Class B non-voting common stock and Class C restricted common stock as of July 29, 2009 and December 8, 2009, respectively, outstanding options were required to be adjusted under the terms of our Officers’ Rollover Stock Plan and Equity Incentive Plan. Our Compensation Committee determined to adjust options by reducing the exercise price to reflect the reduction in the value of our stock as a result of each of the extraordinary dividends, rather than to adjust both the exercise price and the number of shares issuable upon exercise of the options, to avoid the increase in the number of shares issuable upon exercise. Because the reduction in share value exceeded the exercise price for certain of our Rollover options, the exercise price for those options was reduced to the par value of the share issuable on exercise, and the holders, including our executive officers, became entitled to receive, on the option’s fixed exercise date, a cash payment equal to the excess of the reduction in share value as a result of the dividend over the reduction in exercise price, subject to vesting of the related options.

For additional information on the stock options granted under the Equity Incentive Plan and Officers’ Rollover Stock Plan, see “Executive Compensation Plans” below.

Defined Contribution Retirement Plan.  We provide retirement benefits to our executive officers in order to provide them with additional security in retirement, while allowing them to direct the investment of their retirement savings as they choose. All employees, including our executive officers, are automatically eligible to participate in the tax-qualified Employees’ Capital Accumulation Plan, or ECAP, our 401(k) plan. We make contributions to ECAP annually. In addition to contributions made to the tax-qualified ECAP, executive officers receive a cash payment equal to a percentage of eligible compensation in excess of the eligible compensation limit of the Internal Revenue Code which is intended as a supplement to the retirement plan contribution.

Other Retirement Benefits.  We provide additional retirement benefits to our executive officers in order to provide them with additional security in retirement and promote a long-term career with our company. Our executive officers participate in the Officers’ Retirement Plan, under which the executive officer may retire with full benefits after a minimum of either (x) age 60 with five years of service as an officer or (y) age 50 with ten years of service as an officer. An eligible executive officer who retires and does not receive severance benefits is entitled to receive a single lump sum retirement payment equal to $10,000 for each year of service as an officer, pro-rated as appropriate, and an annual allowance of $4,000 for financial counseling and tax preparation assistance. Our retirees are also eligible to receive comprehensive coverage for medical, pharmacy and dental health care. The premiums for this benefit are paid by us.

Benefits and Perquisites.  Our employees are eligible to participate in a full complement of employer paid benefit plans. Our executive officers also participate in enhanced medical and dental plans, life insurance, AD&D and personal liability coverage. Although our executive officers receive additional benefits and perquisites, such as executive medical, financial counseling and club membership reimbursement, we do not consider these to be a principal component of their compensation. We believe that our executive officer benefits and perquisite programs are reasonable and commensurate with benefits and perquisites provided to executive officers of similarly situated companies within our industry, and are necessary to sustain a fully competitive executive compensation program.

The perquisites include initiation fees for club memberships and reasonable dues on an annual basis and up to $15,000 per year for financial counseling, up to $7,500 every three years to update an estate plan, up to $3,000 for preparation of estate plans following relocation to a new tax jurisdiction and a one-time reimbursement of up to $5,000 for retirement financial planning. For more detail on the perquisites that our named executive officers receive, see footnote 5 to the “Summary Compensation Table” below.

Changes to Our Compensation Program in Connection with this Offering

Adoption of Annual Incentive Plan.  Our Board has adopted a new compensation plan in connection with this offering because it believes that the new plan will more appropriately align our compensation programs with those of similarly situated public companies. For a description of the annual incentive plan, see “Executive Compensation Plans” below. Going forward, we expect to deliver a portion of the current annual compensation in the form of equity.

The amount of the annual incentive payment will be calculated in the same fashion as it previously was under the annual performance bonus program with the only change being that a portion of the bonus is expected to be paid in the form of equity. For fiscal 2011, the target bonus value was set at the beginning of the year and is subject to achievement of target Bonus EBITDA results. If Bonus EBITDA results exceed target, one-third of the dollars above target will be added to the pool available for officer compensation. If Bonus EBITDA results are below target, one-third of the dollars below target will be subtracted from the pool available for officer compensation. In each case, the additions or subtractions are subject to the adjustment of our Compensation Committee to take into consideration the impact of any extraordinary and non-recurring items and other factors. We determined to base annual bonuses for fiscal 2011 on Bonus EBITDA because it is a direct reflection of the cash flow and operating profitability of our business and it represents the element of our performance that executives can most directly impact. Our Compensation Committee has the discretion to determine the actual payments to our executive officers, subject to achievement of the performance measures. As described above, we expect that a portion of the annual incentive payment will be paid in cash and a portion will be paid in equity that will vest based on the passage of time, subject to the executive officer’s continued employment by our company.

Executive Ownership Guidelines.  Upon completion of this offering, we will establish equity ownership guidelines for our executive officers to further align their interests to those of our stockholders. Each of our named executive officers will have five years to achieve equity ownership with a value equivalent to the amount set forth in the following table:

Named Executive Officers:	Ownership Guideline:

Chief Executive Officer	5x base salary
Other Named Executive Officers	3x base salary

In calculating an executive officer’s ownership, vested stock options issued under the Equity Incentive Plan, all stock options under the Officers’ Rollover Stock Plan and vested and unvested restricted stock will be considered owned by the executive. We determined these ownership levels based on market and good governance practices. For more details on the Equity Incentive Plan and the Officers’ Rollover Stock Plan, see “Executive Compensation Plans” below.

Government Limitations on Compensation

As a government contractor, we are subject to FAR, which governs the reimbursement of costs by our government clients. FAR 31.205-6(p) limits the allowability of senior executive compensation to a benchmark compensation cap established each year by the Administrator of the Office of Federal Procurement Policy under Section 39 of the Office of Federal Procurement Policy Act (41 U.S.C. 435). The benchmark cap applies to the five most highly compensated employees in management positions. When comparing senior executive compensation to the benchmark cap, all wages, salary, bonuses and deferred compensation, if any, for the year, as recorded in our books and records, must be included. The current benchmark compensation cap, effective January 1, 2010 and as published in the Federal Register, is $693,951. Any amounts over the cap are considered unallowable and are therefore not recoverable under our government contracts. FAR also limits the allowability of reimbursement for non-senior executive compensation.

Policy On Recovering Bonuses In The Event of a Restatement

We have included provisions in our Annual Incentive Plan and our Equity Incentive Plan that provide us with the ability after this offering to impose the forfeiture of bonuses and equity compensation and the recovery of certain bonus amounts and gains from equity compensation awarded under those plans in the event of an accounting restatement due to material non-compliance with any financial reporting requirements under the securities laws with respect to individuals who engage in misconduct or gross negligence that results in a restatement of our financial statements, individuals subjected to automatic forfeiture under Section 304 of the Sarbanes-Oxley Act of 2002, and, to the extent that, based on erroneous data, any award or payment is in excess of what would have been paid under the accounting restatement during the three-year period preceding the date on which a financial restatement is required, current or former executive officers, or as otherwise required under applicable laws or regulations. In addition, if an individual engages in certain other misconduct, we have the discretion to suspend vesting of all or a portion of any award and/or require the forfeiture or disgorgement to us of any equity award (including gains on the sale of the stock, if any) that vested, was paid or settled in the twelve months prior to or any time after the individual engaged in such misconduct. See “Executive Compensation Plans — Annual Incentive Plan — Forfeiture” and “— Equity Incentive Plan — Other Forfeiture Provisions” below.

Certain Change in Control Provisions

Options and restricted stock awarded under our Officers’ Rollover Stock Plan and options granted under our Equity Incentive Plan prior to the date of this prospectus contain provisions that accelerate vesting in connection with certain change in control events. Under the Officers’ Rollover Stock Plan and the Equity Incentive Plan, “change in control” is generally defined as the acquisition by any person (other than Carlyle) of 50% or more of the combined voting power our company’s then outstanding voting securities, the merger of our company if its stockholders immediately prior to the merger together with Carlyle do not own more than 50% of the combined voting power of the merged entity, the liquidation or dissolution of our company (other than in a bankruptcy proceeding or for the purposes of effecting a corporate restructuring or reorganization) or the sale of all or substantially all the assets of our company to non-affiliates. Options and restricted stock granted under the Officers’ Rollover Stock Plan vest upon a change in control. Vesting of options granted under our Equity Incentive Plan is accelerated only as a result of events that result in liquidity to Carlyle. These provisions were negotiated at the time of Carlyle’s investment in our company and are designed to motivate management to assist our principal stockholders in achieving a favorable return on their investment in our company.

Following the completion of this offering, in the event of a change in control, unless the plan administrator determines otherwise, all time-vesting awards under the Equity Incentive Plan will fully vest and a pro-rated portion of outstanding performance-vesting awards will vest based on the performance achieved as of the change in control.

In addition, if during the five year period after a change in control our officers’ retiree medical plan is terminated or modified in a manner that is materially adverse to our officers, our officers will be guaranteed their existing benefits under the plan through the fifth anniversary of the change in control and receive at the end of the five-year period a cash payment equal to the excess of the actuarial cost of the officer’s benefits under the plan that would be accrued on the company’s financial statements on the fifth anniversary of the change in control in the absence of the termination or modification over the amount that is accrued on our financial statements on the fifth anniversary of the change in control giving effect to the termination or modification (but excluding the accrual on the payment itself).

Policies On Timing of Equity Grants

We expect that following the completion of this offering it will be our policy not to time the granting of equity awards in relation to the release of material, non-public information. Accordingly, we expect that regularly scheduled awards will be permitted to be granted at times when there is material non-public information. We expect that we will generally grant awards to new hires at the time of hire, promotion awards at the time of promotion and annual awards in June. In addition, it is our policy not to grant equity awards with effect from, or with an exercise price based on market conditions as they existed on, any date prior to the date on which the party in which granting authority is vested (typically our Compensation Committee or our Chief Executive Officer) takes formal action to grant them. It is our policy to promptly document any equity awards that we make; we would normally regard documenting to be prompt if we were to communicate the terms of the awards to their recipients, and to obtain signed award agreements governing the grants back from them, within one month of the date formal action is taken to issue them.

Effect of Accounting and Tax Treatment on Compensation Decisions

Section 162(m) of the Internal Revenue Code imposes a limit on the amount of compensation that we may deduct in any one year with respect to certain “covered employees,” unless certain specific and detailed criteria are satisfied. Performance-based compensation, as defined in the Internal Revenue Code, is fully deductible if the programs are approved by stockholders and meet other requirements. As described above, all of our short-term non-equity incentive compensation is determined based upon the achievement of certain predetermined financial performance goals, which would generally permit us to deduct such amounts pursuant to Section 162(m). Pursuant to applicable regulations, Section 162(m) will not apply to compensation paid or stock options or restricted stock granted under the compensation agreements and plans described in this prospectus during the reliance transition period ending on the earlier of the date the agreement or plan is materially modified or the first stockholders meeting at which directors are elected during 2014. While we will continue to monitor our compensation programs in light of Section 162(m), our Compensation Committee considers it important to retain the flexibility to design compensation programs that are in the best long-term interests of our company and our stockholders, particularly as we continue our transition from a private to a public company. As a result, we have not adopted a policy requiring that all compensation be deductible and our Compensation Committee may conclude that paying compensation at levels that are not deductible under Section 162(m) is nevertheless in the best interests of our company and our stockholders.

Other provisions of the Internal Revenue Code can also affect compensation decisions. Section 409A of the Internal Revenue Code, which governs the form and timing of payment of deferred compensation, imposes sanctions, including a 20% penalty and an interest penalty, on a recipient of deferred compensation that does not comply with Section 409A. Our Compensation Committee takes into account the potential implications of Section 409A in determining the form and timing of compensation awarded to our executives and strives to structure its nonqualified deferred compensation plans to meet these requirements.

Section 280G of the Internal Revenue Code disallows a company’s tax deduction for payments received by certain individuals in connection with a change in control to the extent that the payments exceed an amount approximately three times their average annual compensation and Section 4999 of the Internal Revenue Code imposes a 20% excise tax on those payments. As described above, options and restricted stock awarded under our Officers’ Rollover Stock Plan and options granted under our Equity Incentive Plan have or will contain provisions that accelerate vesting of all or a portion of the awards in connection with a change in control. To the extent that payments upon a change in control are classified as excess parachute payments, our company’s tax deduction would be disallowed under Section 280G.

Compensation Tables and Disclosures

Summary Compensation Table

						Change in
						Pension Value
						and
						Nonqualified
					Non-Equity	Deferred
				Option	Incentive Plan	Compensation	All Other
	Year	Salary	Bonus	Awards	Compensation	Earnings	Compensation	Total
Name and Principal Position	(1)	($)	($)	($)(2)	($)(3)	($)(4)	($)(5)	($)

Ralph W. Shrader,	2010	1,162,500	—	—	1,559,145	32,694	1,474,503	4,228,842
President and Chief Executive Officer
Samuel R. Strickland,	2010	825,000	—	—	1,106,490	69,700	1,062,115	3,063,305
Executive Vice President and Chief Financial Officer
CG Appleby,	2010	1,050,000	—	—	1,408,260	42,085	1,394,506	3,894,851
Executive Vice President and General Counsel
Joseph E. Garner,	2010	1,050,000	—	—	1,408,260	50,985	1,298,793	3,808,038
Executive Vice President
John M. McConnell,	2010	1,050,000	—	1,525,434	1,408,260	28,277	122,353	4,134,324
Executive Vice President

(1)	Year reflects fiscal 2010 — April 1, 2009 to March 31, 2010.

(2)	This column represents the grant date fair value of the options granted in fiscal 2010 at the time of Mr. McConnell’s rehiring. Options are generally granted only on hire or promotion. See “Compensation Discussion and Analysis — Elements of Compensation — Long-term Equity Incentive Plans.” The aggregate fair value of the awards was computed in accordance with FASB ASC Topic 718 based on the probable outcome of the performance conditions using the valuation methodology and assumptions set forth in Note 17 to our financial statements for the fiscal year ended March 31, 2010, which are incorporated by reference herein, modified to exclude any forfeiture assumptions related to service-based vesting conditions. The amounts in this column do not reflect the value, if any, that ultimately may be realized by Mr. McConnell.

(3)	This column reflects bonuses under our annual performance bonus plan, which provides awards based on the achievement of a corporate performance objective. Awards under the annual performance bonus plan are paid in cash. The annual performance bonus plan is described more fully at “Compensation Discussion and Analysis — Elements of Compensation — Cash Compensation.”

(4)	This column reflects the change in value over fiscal 2009 of the retiree medical and cash retirement benefit for each of our named executive officers.

(5)	The table below describes the elements included in All Other Compensation.

	Dividends
	and Related
	Payments
	on Unvested				Non-Qualified
	Restricted			Qualified	Company
	Stock and			Company	Retirement	Executive	Tax
	Vested Stock	Club	Financial	Contributions	Contributions	Medical Plan	Gross
	Options	Membership	Counseling	to 401(k)	to Employee	Contributions	Ups	Other	Total
Name	($)(a)	($)	($)	($)	($)	($)	($)(b)	($)(c)	($)

Ralph W. Shrader	927,758	33,753	15,000	32,377	392,371	34,677	8,628	29,939	1,474,503
Samuel R. Strickland	675,348	32,481	3,040	32,377	264,629	34,677	3,215	16,348	1,062,115
CG Appleby	927,758	11,795	15,000	32,377	349,790	34,677	4,998	18,111	1,394,506
Joseph E. Garner	837,255	13,510	10,000	32,377	349,790	34,677	3,729	17,455	1,298,793
John M. McConnell	0	0	7,166	32,377	22,000	34,677	4,787	21,346	122,353

(a)	On July 27, 2009, our Board approved a special dividend of $1.087 per share paid on July 29, 2009 to holders of record of our Class A common stock, Class B non-voting common stock and Class C restricted common stock as of July 29, 2009. In addition, on December 7, 2009, our Board approved a special dividend of $4.642 per share paid on December 11, 2009 to holders of record as of December 8, 2009 of our Class A common stock, Class B non-voting common stock and Class C restricted common stock. In connection with these dividends and based on their equity holdings, our named executive officers received these dividend payments with respect to unvested Class C restricted common stock. Dividends on vested shares are not included because they are not considered compensation. In addition, in accordance with the terms of the Officers’ Rollover Stock Plan, the exercise price of outstanding stock options was reduced by the reduction in value of our common stock as a result of each of the dividends. For any stock option with an exercise price less than the amount of the adjustment, the exercise price was reduced to the par value of our Class A common stock ($0.01), and the option-holder was granted a right to receive a cash payment, in the same calendar year as the year the related option is required to be exercised, equal to the difference between the amount of the special dividend and the amount by which the related option’s exercise price was reduced. Amounts earned or paid in fiscal 2010 are included in this column. Amounts earned or paid with respect to vested options are set forth in the Nonqualified Deferred Compensation Table below.

(b)	Includes tax gross-ups relating to life insurance coverage and milestone anniversary awards.

(c)	Includes: medical, dental, supplemental medical, life insurance, accident insurance, personal excess liability coverage, estate planning and milestone anniversary awards.

Grants of Plan-Based Awards

								All
								Other	All Other
					Estimated Future Payouts			Stock	Option				Grant Date
		Estimated Future Payouts			Under Equity Incentive			Awards;	Awards:		Exercise or		Fair Value
		Under Non-Equity Incentive			Plan Awards			Number of	Number of		Base Price		of Stock
		Plan Awards(1)					Max	Shares or	Securities		of Option		and Option
	Grant	Threshold	Target	Max	Threshold	Target	($)	Stock	Underlying		Awards		Awards
Name	Date	($)	($)	($)	($)	($)	(H)	Units	Options		($/Sh)		($)

Ralph W. Shrader	06/29/09	—	1,046,250	—	—	—	—	—	—		—		—
Samuel R. Strickland	06/29/09	—	742,500	—	—	—	—	—	—		—		—
CG Appleby	06/29/09	—	945,000	—	—	—	—	—	—		—		—
Joseph E. Garner	06/29/09	—	945,000	—	—	—	—	—	—		—		—
John M. McConnell	06/29/09	—	945,000	—	—	—	—	—
	05/07/09	—	—	—	—	—	—	—	275,000	(2)	11.81	(3)	1,525,434

(1)	Reflects target bonus levels for fiscal 2010 under our annual performance bonus plan, which provides awards based on the achievement of a corporate performance objective. Awards under the annual performance bonus plan are paid in cash. The annual performance bonus plan is described more fully at “Compensation Discussion and Analysis — Elements of Compensation — Cash Compensation.” Non-equity incentive plan awards have no minimum threshold or maximum cap payouts. The actual bonuses paid under the plan for fiscal 2010 are reflected in the Summary Compensation Table.

(2)	On May 7, 2009, upon rejoining our company, Mr. McConnell received one-time awards of time-vesting and performance-vesting stock options under our Equity Incentive Plan. See “Executive Compensation Plans,” below, for a description of our Equity Incentive Plan.

One-third of the options are service-vesting options, which vest and become exercisable, subject to the continued employment of the named executive officer, ratably over three years. Two-thirds of the options are performance options, which vest and become exercisable, subject to the continued employment of the named executive officer, ratably over three years based on achievement of EBITDA and cumulative cash flow performance goals, with the ability to “catch up” on missed goals if cumulative achievement reaches the target cumulative levels during the three-year vesting period. In the case of an option that vests based on EBITDA performance, the missed performance goal must be at least 90% of the target level to be eligible for “catch up.”

All service-vesting options become fully vested and exercisable immediately prior to the effective date of certain change in control events. Any unvested performance options at the time of such a change in control event vest immediately prior to the effective date of event if Carlyle achieves a specified internal rate of return or the investment proceeds to Carlyle are at least a specified multiple of their invested capital.

For purposes of the options, “internal rate of return” means the internal rate of return realized by Carlyle on its invested capital as a result of the proceeds realized, or deemed realized, by Carlyle on its capital, calculated without reduction for any taxes and after giving effect to the vesting of any awards granted under the Equity Incentive Plan.

(3)	Reflects the exercise price on the grant date. The exercise price has been adjusted to $6.08 to reflect the two extraordinary dividends paid in fiscal 2010. See “Compensation Discussion and Analysis — Elements of Compensation — Long-term Equity Incentive Plans.”

Outstanding Equity Awards at Fiscal Year-End Table

	Option Awards							Stock Awards
				Equity
				Incentive
				Plan					Market
				Awards:					Value of
	Number of	Number of		Number of				Number of	Shares or
	Securities	Securities		Securities				Shares or	Units of
	Underlying	Underlying		Underlying		Option		Units of	Stock That
	Unexercised	Unexercised		Unexercised		Exercise	Option	Stock That	Have Not
	Options	Options		Unearned		Price	Expiration	Have Not	Vested
Name	Exercisable	Unexercisable		Options		($)	Date	Vested(5)	($)(6)

Ralph W. Shrader								104,453.333	1,337,316
	27,990	37,340	(1)	48,535.50	(2)	4.28	11/19/2018
				26,134.50	(3)	4.28	11/19/2018
		138,951.54	(4)			0.01	08/29/2010
		119,101.32	(4)			0.01	08/29/2011
		79,400.88	(4)			0.01	08/29/2012
		79,400.88	(4)			0.01	08/29/2013
		59,550.66	(4)			0.01	08/29/2014
Samuel R. Strickland								70,820.00	906,708
	36,990	49,340	(1)	64,135.50	(2)	4.28	11/19/2018
				34,534.50	(3)	4.28	11/19/2018
		115,792.95	(4)			0.01	08/29/2010
		99,251.10	(4)			0.01	08/29/2011
		66,167.40	(4)			0.01	08/29/2012
		66,167.40	(4)			0.01	08/29/2013
		49,625.55	(4)			0.01	08/29/2014
CG Appleby								104,453.333	1,337,316
	27,990	37,340	(1)	48,535.50	(2)	4.28	11/19/2018
				26,134.50	(3)	4.28	11/19/2018
		138,951.54	(4)			0.01	08/29/2010
		119,101.32	(4)			0.01	08/29/2011
		79,400.88	(4)			0.01	08/29/2012
		79,400.88	(4)			0.01	08/29/2013
		59,550.66	(4)			0.01	08/29/2014
Joseph E. Garner								89,933.333	1,154,416
	27,990	37,340	(1)	48,535.50	(2)	4.28	11/19/2018
				26,134.50	(3)	4.28	11/19/2018
		136,279.40	(4)			0.01	08/29/2010
		116,810.91	(4)			0.01	08/29/2011
		77,873.94	(4)			0.01	08/29/2012
		77,873.94	(4)			0.01	08/29/2013
		58,405.45	(4)			0.01	08/29/2014
John M. McConnell		91,670	(7)(8)	119,164.50	(9)	6.08	05/07/2019
				64,165.50	(8)	6.08	05/07/2019

(1)	The options vest and become exercisable, subject to the continued employment of the named executive officer, ratably on June 30, 2009, 2010, 2011, 2012 and 2013. All service-vesting options fully vest and become exercisable immediately prior to the effective date of certain change in control events.

(2)	The options vest and become exercisable, subject to the continued employment of the named executive officer, ratably on June 30, 2009, 2010, 2011, 2012 and 2013 based on achievement of EBITDA performance goals, with the ability to “catch up” on missed goals if (x) the missed performance goal was at least 90% of target level and (y) cumulative EBITDA performance reaches the target cumulative levels during the five-year vesting period. In addition, any unvested performance options at the time of a change in control event vest immediately prior to the effective date of the event if Carlyle achieves a specified internal rate of return as a result of the event or the investment proceeds to Carlyle are at least a specified multiple of its invested capital.

(3)	The options vest and become exercisable, subject to the continued employment of the named executive officer, ratably on June 30, 2009, 2010, 2011, 2012 and 2013 based on achievement of cumulative cash flow performance goals, with the ability to “catch up” on missed goals if cumulative achievement reaches the target cumulative levels during the five-year vesting period. In addition, any unvested performance options at the time of a change in control event vest immediately prior to the effective date of event if Carlyle achieves a specified internal rate of return as a result of the event or the investment proceeds to Carlyle are at least a specified multiple of its invested capital.

(4)	One third of the options are currently vested. The remaining options vest in equal annual installments on June 30, 2010 and 2011. To the extent the options become vested, they become exercisable as set forth below (all vested options must be exercised within 60 days following the annual exercise dates unless a named executive officer receives written consent from the administrator, in which case such options may be exercised through the end of the year in which they vest):

	June 30	June 30	June 30	June 30	June 30
Exercise Commencement Date	2010	2011	2012	2013	2014

Percentage of vested options to be exercised	50%	50%	—	—	—
Percentage of options with June 30, 2010 vesting date to be exercised	50%	20%	20%	10%
Percentage of options with June 30, 2011 vesting date to be exercised	—	20%	20%	30%	30%

In connection with the special dividends of $1.087 per share and $4.642 per share paid to holders of our common stock in fiscal 2010 and in accordance with the terms of the Officers’ Rollover Stock Plan, the exercise price of outstanding stock options was reduced by the reduction in value of our common stock as a result of each of the dividends. For any stock option with an exercise price less than the amount of the adjustment, the exercise price was reduced to the par value of our Class A common stock ($0.01), and the option-holder was granted a right to receive a cash payment, in the same calendar year as the year the related option is required to be exercised, equal to the difference between the amount of the special dividend and the amount by which the related option’s exercise price was reduced. This payment is subject to vesting and forfeiture on the same terms as the related option. To the extent they become vested, payments of such amounts to our named executive officers will be made as follows:

	June 30	June 30	June 30	June 30	June 30
	2010	2011	2012	2013	2014

Ralph W. Shrader	$575,870.35	$493,603.16	$329,068.77	$329,068.77	$246,801.58
Samuel R. Strickland	$471,594.55	$404,223.90	$269,482.60	$269,482.60	$202,111.95
CG Appleby	$575,870.35	$493,603.16	$329,068.77	$329,068.77	$246,801.58
Joseph E. Garner	$563,305.16	$482,832.99	$321,888.66	$321,888.66	$241,416.50
John M. McConnell	—	—	—	—	—

Upon exercise of an option, the named executive officer must sell to us, and we must repurchase, at par value, one share of Class E special voting stock for each option exercised. If the named executive officer fails to complete the purchase of shares on exercise of the options within the time period set forth in the Officers’ Rollover Stock Plan or fails to file an election under Section 83(b) of the Code with the Internal Revenue Service within thirty (30) days after exercise, the related shares of common stock will be deemed to have been forfeited by that named executive officer, and the named executive officer must sell to us, and we must repurchase, at par value, the related number of shares of Class E special voting stock held by the named executive officer.

(5)	Our Class C restricted common stock vests in equal annual installments on June 30, 2010 and 2011.

(6)	Market value has been determined based on the fair market value of our stock on March 31, 2010 of $12.803.

(7)	The options vest and become exercisable, subject to the continued employment of the named executive officer, ratably on June 30, 2010, 2011 and 2012. All service-vesting options fully vest and become exercisable immediately prior to the effective date of certain change in control events.

(8)	The options vest and become exercisable, subject to the continued employment of the named executive officer, ratably on June 30, 2010, 2011 and 2012 based on achievement of cumulative cash flow performance goals, with the ability to “catch up” on missed goals if cumulative achievement reaches the target cumulative levels during the three-year vesting period. In addition, any unvested performance options at the time of a change in control event vest immediately prior to the effective date of event if Carlyle achieves a specified internal rate of return as a result of the event or the investment proceeds to Carlyle are at least a specified multiple of its invested capital.

(9)	The options vest and become exercisable, subject to the continued employment of the executive officer, ratably on June 30, 2010, 2011 and 2012 based on achievement of EBITDA performance goals, with the ability to “catch up” on missed goals if (x) the missed performance goal was at least 90% of target level and (y) cumulative EBITDA performance reaches the target cumulative levels during the three-year vesting period. In addition, any unvested performance options at the time of a change in control event vest immediately prior to the effective date of the event if Carlyle achieves a specified internal rate of return as a result of the event or the investment proceeds to Carlyle are at least a specified multiple of its invested capital.

Option Exercises and Stock Vested Table

The table below provides information on the named executive officers’ restricted stock awards that vested and the stock options that they exercised in fiscal 2010.

	Option Awards		Stock Awards
	Number of Shares	Value Realized on	Number of Shares	Value Realized on
	Acquired on	Exercise	Acquired on	Vesting
Name	Exercise(1)	($)(2)	Vesting(1)	($)(3)

Ralph W. Shrader	119,101.320	1,425,064	52,226.667	650,953
Samuel R. Strickland	99,251.100	1,180,536	35,410.000	441,350
CG Appleby	119,101.320	1,425,064	52,226.667	650,953
Joseph E. Garner	116,810.910	1,396,513	44,966.667	560,465
John M. McConnell	—	—	—	—

(1)	Fractional shares are paid in cash.

(2)	Option Award ($) value realized is based on fair market value less exercise cost at time of exercise.

(3)	Stock Award ($) value realized is based on fair market value on June 30, 2009.

Pension Benefits Table

The Officers’ Retirement Plan is an unfunded defined benefit retirement plan that we maintain for our executive officers. Under the Officers’ Retirement Plan, if an executive officer retires of his or her own volition (and is not entitled to severance) after a minimum of either (x) age 60 with five years of service as an officer or (y) age 50 with ten years of service as an officer, he or she will be entitled to receive a single lump sum retirement payment equal to $10,000 for each year of service as an officer, pro-rated as appropriate. Currently all of our named executive officers are retirement eligible.

			Present Value of	Payments
		Number of	Accumulated	During Last
		Years Credited	Benefits	Fiscal Year
Name	Plan Name	Service (#)	($)(1)	($)

Ralph W. Shrader	Officers’ Retirement Plan	31.5	315,000	—
Samuel R. Strickland	Officers’ Retirement Plan	14.4	144,000	—
CG Appleby	Officers’ Retirement Plan	28.0	280,000	—
Joseph E. Garner	Officers’ Retirement Plan	17.5	175,000	—
John M. McConnell	Officers’ Retirement Plan	12.1	121,000	—

(1)	The present value of accumulated benefits has been calculated in a manner consistent with our reporting of the Retired Officers’ Bonus Plan under Statement of Financial Accounting Standards No. 87, using the Accumulated Benefit Obligation with the exception of the retirement rate assumptions. The amounts shown above reflect an assumption that each participant collects his benefit at the earliest age at which an unreduced benefit is available.

Non-Qualified Deferred Compensation

In connection with the special dividends paid on July 29, 2009 and December 11, 2009 that resulted in an adjustment of the exercise price of outstanding options, our named executive officers who held options with exercise prices less than the amount of the adjustment were granted the right to receive a cash payment, in the same calendar year the related option vests, equal to the difference between the amount of the dividend and the amount by which the related option’s exercise price was reduced. This payment is subject to vesting and forfeiture on the same terms as the related option. For a description of these dividend adjustment payments, see footnote 4 to the Outstanding Equity Awards at Fiscal Year-End Table above. Vested rights to these cash payments are reflected in the table below.

Nonqualified Deferred Compensation Table

		Executive	Registrant	Aggregate	Aggregate	Aggregate
		Contributions	Contributions	Earnings in	Withdrawals/	Balance at
		in Last FY	in Last FY(1)	Last FY	Distributions	Last FYE(2)
Name	Plan Name	($)	($)	($)	($)	($)

Ralph W. Shrader	Officers’ Rollover Stock Plan	—	329,345	—	276	329,069
Samuel R. Strickland	Officers’ Rollover Stock Plan	—	269,621	—	138	269,483
CG Appleby	Officers’ Rollover Stock Plan	—	329,345	—	276	329,069
Joseph E. Garner	Officers’ Rollover Stock Plan	—	322,027	—	138	321,889
John M. McConnell	Officers’ Rollover Stock Plan	—	—	—	—	—

(1)	Registrant contributions represent, for each vested stock option issued under the Officers’ Rollover Stock Plan held by the named executive officer on the record date with respect to each dividend declared in fiscal 2010, the difference between the value of the dividend paid and the amount by which the exercise price of the stock option was reduced. Amounts in this column are included in the “All Other Compensation” column of the Summary Compensation Table.

(2)	None of the amounts in this column would have been reported in our Summary Compensation Table in prior years.

Employment Arrangements and Potential Payments Upon Termination or a Change in Control

We do not have employment or severance agreements with any of our executive officers. However, upon a company approved departure, each named executive officer is eligible for transition pay equal to one month’s base pay per year of service as an officer, up to a maximum of twelve months’ base pay.

Termination Payments

Officers’ Retirement Plan.  If our named executive officers retire, they will each be entitled to receive a single lump sum retirement payment equal to $10,000 for each year of service as an officer, pro-rated as appropriate, and an annual allowance of $4,000 for financial counseling and tax preparation assistance. In addition, each of our named executive officers and their spouses will be entitled to receive employer-paid retiree medical and dental coverage for life.

Officers’ Rollover Stock Plan.  If a named executive officer’s employment is terminated due to the officer’s death, any unvested stock options and restricted stock issued under the Officers’ Rollover Stock Plan will vest and become exercisable. If a named executive officer’s employment is terminated by us without cause, by reason of disability or in a “company approved departure,” awards under the Officers’ Rollover Stock Plan will continue to vest and be exercisable in accordance with the plan, subject to forfeiture if the named executive officer engages in competitive activity following the termination.

Stockholders Agreement.  If a named executive officer’s employment is terminated for any reason, then we may repurchase the common stock that the officer holds and that was issued pursuant to the Equity Incentive Plan at the price set forth in the stockholders agreement. See “Certain Relationships and Related Party Transactions — Related Person Transactions — Stockholders Agreement.”

Change in Control Protections

We do not have change in control agreements with any of our employees.

If a change in control occurs, the stock options issued under the Officers’ Rollover Stock Plan will vest. Under the Equity Incentive Plan, if a change in control occurs, outstanding service-vesting options will vest immediately prior to the change in control and unvested performance-vesting options that are scheduled to vest in the year of the change in control, or that are subject to vesting under a catch-up vesting provision, vest immediately prior to the change in control if certain performance conditions are satisfied in the change in control.

In addition, if during the five year period after a change in control our officers’ retiree medical plan is terminated or modified in a manner that is materially adverse to our officers, our officers, including our executive officers, will be guaranteed their existing benefits under the plan during such five-year period and receive a cash payment equal to the excess of actuarial cost of the officer’s benefits under the plan that would be accrued on the company’s financial statements on the fifth anniversary of the change in control in the absence of the termination or modification over the amount that is accrued on our financial statements on the fifth anniversary of the change in control giving effect the termination or modification (but excluding the accrual on the payment itself).

The following table presents potential payments to each named executive officer as if the named executive officer’s employment had been terminated or a change in control had occurred as of March 31, 2010, the last day of fiscal 2010. If applicable, amounts in the table were calculated using $12.803, the fair market value of our common stock on March 31, 2010. The actual amounts that would be paid to any named executive officer can only be determined at the time of an actual termination of employment or change in control and would vary from those listed below. The estimated amounts listed below are in addition to any retirement, welfare and other benefits that are available to our salaried employees generally.

		Equity With		Death and		Continued
		Accelerated	Retirement	Disability		Perquisites and
	Severance Pay	Vesting	Plan Benefits:	Benefits		Benefits		Total
Name	($)(1)	($)(2)	($)(7)	($)		($)		($)

Ralph W. Shrader
Death	—	8,394,179	—	2,096,875	(3)			10,491,054
Disability	—	—	—	79,587	(4)	296,198	(5)	375,785
Company Approved Departure(8)	1,162,500	—	—	—		296,198	(5)	1,458,698
Retirement	—	—	315,000	—		338,348	(6)	653,348
Resignation/Other Termination	—	—	—	—		—		—
Termination for Cause	—	—	—	—		—		—
Change-In-Control	—	9,349,848	—	—		296,198	(9)	9,646,046
Samuel R. Strickland
Death	—	6,758,979	—	2,068,750	(3)	—		8,827,729
Disability	—	—	—	106,438	(4)	494,673	(5)	601,111
Company Approved Departure(8)	825,000	—	—	—		494,673	(5)	1,319,673
Retirement	—	—	144,000	—		543,393	(6)	687,393
Resignation/Other Termination	—	—	—	—		—		—
Termination for Cause	—	—						—
Change-In-Control	—	8,021,801	—	—		494,673	(9)	8,516,474
CG Appleby
Death	—	8,394,179	—	2,087,500	(3)	—		10,481,679
Disability	—	—	—	84,803	(4)	389,278	(5)	474,081
Company Approved Departure(8)	1,050,000	—	—	—		389,278	(5)	1,439,278
Retirement	—	—	280,000	—		434,809	(6)	714,809
Resignation/Other Termination	—	—	—	—		—		—
Termination for Cause	—	—	—	—		—		—
Change-In-Control	—	9,349,848	—	—		389,278	(9)	9,739,126
Joseph E. Garner
Death	—	8,067,459	—	2,087,500	(3)	—		10,154,959
Disability	—	—	—	85,064	(4)	424,849	(5)	509,913
Company Approved Departure(8)	1,050,000	—	—	—		424,849	(5)	1,474,849
Retirement	—	—	175,000	—		471,467	(6)	646,467
Resignation/Other Termination	—	—	—	—		—		—
Termination for Cause	—	—	—	—		—		—
Change-In-Control	—	9,023,129	—	—		424,849	(9)	9,447,978
John M. McConnell
Death	—	—	—	2,087,500	(3)	—		2,087,500
Disability	—	—	—	70,736	(4)	275,004	(5)	345,740
Company Approved Departure(8)	1,050,000	—	—	—		275,004	(5)	1,325,004
Retirement	—	—	120,900	—		315,995	(6)	436,895
Resignation/Other Termination	—	—	—	—		—		—
Termination for Cause	—	—	—	—		—		—
Change-In-Control	—	1,849,650	—	—		275,004	(9)	2,124,654

(1)	Each named executive officer is eligible for transition pay equal to one month’s base pay per year of service as an officer up to a maximum of twelve months’ base pay. An additional amount equal to a pro rata portion of the named executive officer’s annual incentive compensation for the year in which the termination occurs may be paid upon termination at the discretion of the Board.

(2)	This column includes the value of the equity with accelerated vesting calculated using $12.803, the fair market value of our common stock on March 31, 2010, and the value of the deferred cash payment due to the named executive officers as a result of the special dividends paid on July 29, 2009 and December 11, 2009, as described in footnote 4 to the Outstanding Equity at Fiscal Year-End Table above.

(3)	Each named executive officer has a $2 million life insurance policy. If the death was accidental, an additional $1.5 million would be paid. Survivors also receive one month’s base pay.

(4)	Includes present value of disability insurance payments that cover up to 60% of base salary and bonus with a maximum benefit of $25,000 per month ($300,000/year). The amounts in this column were calculated by valuing the benefit as a standard annuity benefit based on the incidence of disability, using assumptions consistent with FAS 87/106 accounting for our other benefit programs and, for the assumption of a rate of disability, the 1977 Social Security Disability Index table.

(5)	Amount includes actuarial present value of retiree medical benefits. The present value of accumulated benefits has been calculated in a manner consistent with our reporting of the Retired Officers’ Welfare Plan under Statement of Financial Accounting Standards No. 106, using the Accumulated Postretirement Benefit Obligation with an adjustment made to retirement age assumptions as required by SEC regulations.

(6)	Amount includes actuarial present value of up to $4,000 per year for financial counseling assistance and retiree medical benefits. The amounts in this column that represent the present value of the financial counseling allowance were calculated with the same assumptions we use to disclose our Retired Officers’ Bonus Plan, consistent with FAS 87, with an adjustment to the rate of retirement; the valuation is based on the discounted value of the full $4,000. The amounts in the column that represent the actuarial present value of retiree medical benefits were calculated as described in footnote 5 above.

(7)	Benefits under the Officers’ Retirement Plan. This amount has been calculated using the methodology and assumptions described in footnote 1 to the Pension Benefits Table above.

(8)	Whether a termination of employment is deemed a company approved departure is determined at the discretion of our Compensation Committee.

(9)	Reflects the present value of the guaranteed benefits and cash payment of the actuarial cost of the officer’s benefits under the officers’ retiree medical plan, assuming that the plan was terminated during the five years following a change in control.

Compensation Committee Interlocks and Insider Participation

The current members of our Compensation Committee are Dr. Shrader and Messrs. Odeen (Chairman), Clare and Fujiyama. Dr. Shrader is our Chief Executive Officer and a stockholder and will step down as a member of the committee prior to completion of the offering. As a stockholder, Dr. Shrader received proceeds of dividends approved in fiscal 2010 and is party to a stockholders agreement with Booz Allen Holding and other stockholders. As a former stockholder and officer of Booz Allen Hamilton, he received a combination of current and deferred cash consideration, stock and options in Booz Allen Holding in connection with the acquisition. Our company also employs two of Dr. Shrader’s children and pays a company controlled by Dr. Shrader for use of an aircraft. See “Certain Relationships and Related Party Transactions — Related Person Transactions — Common Stock Dividends,” “— Stockholders Agreement,” “— The Acquisition” and “— Other Relationships.” Messrs. Clare and Fujiyama are employed by The Carlyle Group, an affiliate of Coinvest. As described below, Coinvest received proceeds of dividends approved in fiscal 2010 and is a party to a stockholders agreement with Booz Allen Holding and other stockholders. Coinvest and The Carlyle Group are affiliates of TC Group V US, L.L.C., which is party to a management agreement with Booz Allen Holding and Booz Allen Hamilton pursuant to which TC Group V US, L.L.C. provides Booz Allen Holding and its subsidiaries, including Booz Allen Hamilton, with advisory, consulting and other services for a fee. See “Certain Relationships and Related Party Transactions — Related Person Transactions — Common Stock Dividends,” “— Stockholders Agreement,” and “— The Management Agreement.” Upon completion of this offering, we do not anticipate that any members of our Compensation Committee will serve as a member of the Board or Compensation Committee of any other entity that has one or more executive officers serving as a member of our Board or Compensation Committee.

Executive Compensation Plans

The following are summaries of the short- and long-term incentive compensation plans applicable to our executive officers: our Annual Incentive Plan, Equity Incentive Plan and Officers’ Rollover Stock Plan. The following summaries are qualified by reference to the full text of the respective plans, which have been filed as exhibits to this registration statement.

In addition, we have adopted a tax qualified Employee Stock Purchase Plan under which our employees may purchase up to an aggregate of 10,000,000 shares of our Class A common stock at up to a 15% discount.

Annual Incentive Plan

Our Board has adopted an Annual Incentive Plan under which we will provide annual cash incentives to our executive officers and other key employees following our initial public offering.

Purpose.  The purpose of the Annual Incentive Plan is to enable our company and its subsidiaries to attract, retain, motivate and reward executive officers and key employees by providing them with the opportunity to earn competitive compensation directly linked to our company’s performance. The Annual Incentive Plan is designed to meet the requirements of the performance-based compensation exemption from Section 162(m) of the Internal Revenue Code to the extent that it is applicable to our company and the plan. We intend to comply with the Section 162(m) limits after the post-IPO transition period expires in 2014. See “Compensation Discussion and Analysis — Effect of Accounting and Tax Treatment on Compensation Decisions.”

Administration.  The Annual Incentive Plan is administered by our Compensation Committee, which may delegate its authority under the Annual Incentive Plan, other than with respect to awards to any employee whose compensation is subject to Section 162(m) of the Internal Revenue Code.

Performance Criteria.  To the extent Section 162(m) of the Internal Revenue Code is applicable to our company and the plan, our Compensation Committee establishes the performance objective or objectives applicable to any award under the plan prior to the 91st day after the beginning of each performance period under the Annual Incentive Plan (and no later than the date on which 25% of the performance period has lapsed). When Section 162(m) of the Internal Revenue Code is applicable to our company and the plan, unless our Compensation Committee determines that an award will not qualify as performance-based compensation under Section 162(m) of the Internal Revenue Code, the performance criteria will be based on one of the following: earnings before interest, taxes, depreciation and amortization; operating earnings; net earnings; income; earnings before interest and taxes; total shareholder return; return on our assets; increase in our earnings or earnings per share; revenue growth; share price performance; return on invested capital; operating income; pre- or post-tax income; net income; economic value added; profit margins; cash flow; improvement in or attainment of expense or capital expenditure levels; improvement in or attainment of working capital levels; return on equity; debt reduction; gross profit; market share; cost reductions; workforce satisfaction and diversity goals; workplace health and safety goals; employee retention; completion of key projects and strategic plan development and/or implementation; job profit or performance against a multiplier; or in the case of persons whose compensation is not subject to Section 162(m) of the Internal Revenue Code, such other criteria as may be determined by our Compensation Committee.

Payment.  Payment of awards will be made as soon as practicable after our Compensation Committee certifies that one or more of the applicable performance criteria have been attained. Our Compensation Committee will determine whether any award under the Annual Incentive Plan will be paid in cash, stock

(including restricted stock or restricted stock units) or other awards under the Equity Incentive Plan, or in a combination of cash, stock, and other awards, including conditioning the vesting of such shares or other awards on the performance of additional service.

Maximum Award; Discretion.  The maximum award amount payable per fiscal year under the Annual Incentive Plan is $5,000,000. Our Compensation Committee has the discretion to reduce awards under the Annual Incentive Plan for any reason or increase awards to employees whose compensation is not subject to Section 162(m) of the Internal Revenue Code. Awards to employees whose compensation is subject to Section 162(m) of the Internal Revenue Code cannot be increased beyond the maximum award.

Termination of Employment.  Unless otherwise determined by our Compensation Committee when the performance criteria are selected, any participant in the Annual Incentive Plan whose employment terminates will forfeit all rights to any unpaid award. However, (i) if a participant’s employment terminates due to death, disability or “company approved departure” (as defined in the Annual Incentive Plan), our Compensation Committee may pay a partial award to the participant with respect to the portion of the performance period prior to the participant’s termination of employment and (ii) if the participant’s employment terminates for any reason prior to payment of the Annual Incentive Plan award, our Compensation Committee may waive the forfeiture feature, but may not waive the requirement to satisfy the performance criteria for participants whose compensation is subject to Section 162(m) of the Internal Revenue Code.

Forfeiture.  If we are required to prepare an accounting restatement due to material noncompliance with any financial reporting requirement under the securities laws, and a participant knowingly or grossly negligently engaged in the misconduct or knowing or grossly negligently failed to prevent the misconduct, or if the participant is one of the individuals subject to automatic forfeiture under section 304 of the Sarbanes-Oxley Act of 2002, then the participant must forfeit and disgorge any awards received during the twelve months following the filing of the financial document embodying such financial reporting requirement and any other awards earned based on the materially non-complying financial reporting. In addition, any award paid to a current or former executive officer during the three-year period preceding the date on which the restatement is required, based on erroneous data, must be forfeited and disgorged to us to the extent the award is in excess of what would have been paid to the officer. The Annual Incentive Plan also includes a clawback of any awards to the extent required by applicable law or regulations in effect on or after the effective date of the plan.

Officers’ Rollover Stock Plan

Under the Officers’ Rollover Stock Plan, (i) shares of common stock, (ii) restricted shares of common stock, (iii) shares of our special voting stock and (iv) non-qualified stock options were issued in exchange for the cancellation and surrender of shares and rights to purchase shares granted under our previous stock rights plan in connection with Carlyle’s investment in our company.

Eligibility and Shares Subject to the Officers’ Rollover Stock Plan.  Certain officers who held stock or options in Booz Allen Hamilton Inc. prior to the transaction were eligible to participate in the Officers’ Rollover Stock Plan. The aggregate number of shares issuable under the Officers’ Rollover Stock Plan is equal to the number of shares that were rolled by the officers, and these shares may be authorized but unissued, or reacquired common stock. The aggregate number of shares of special voting stock that was issuable under the Officers’ Rollover Stock Plan was equal to the number of stock rights that were rolled by the executive officers.

Administration.  The administrator administers the Officers’ Rollover Stock Plan. The administrator has the authority to determine the fair market value, make determinations as to the termination of an officer with respect to the officer’s awards, approve forms of agreement for use under the plan, prescribe, amend and rescind rules and regulations relating to the plan, construe the terms of the plan, and make all other decisions and determinations that may be required under the plan.

Restricted Stock

Grant.  Restricted stock was granted to executive officers under the Officers’ Rollover Stock Plan in exchange for stock rights that were originally scheduled to vest and be exercised in 2008.

Vesting.  With respect to officers who were eligible to retire from employment as of December 31, 2008 (the “retirement eligible officers”), the restricted stock vests in equal annual installments on June 30, 2009, 2010 and 2011. With respect to all other officers, fifty percent (50%) of the restricted stock vests on June 30, 2011, and twenty-five percent (25%) vests on each of June 30, 2012 and 2013. If an officer’s employment is terminated for cause or if the officer engages in competitive activity (each as defined in the Officers’ Rollover Stock Plan) during or following termination of employment, then our company has a right to repurchase the unvested restricted stock as described below. Otherwise, all shares of restricted stock will continue to vest without regard to his or her termination of employment and if an officer’s employment is terminated by reason of the officer’s death, all unvested shares of restricted stock vest as of the date of such termination of employment. Upon vesting, restricted stock is subject to the same repurchase provisions provided for common stock as described below.

Options

Grant.  Options and shares of special voting stock were granted to officers under the Officers’ Rollover Stock Plan in exchange for the surrender and cancellation of their rights to purchase stock in Booz Allen Hamilton Inc. other than those rights that were originally scheduled to vest and be exercised in 2008. The number of shares underlying each option (and, accordingly, an equal number of shares of special voting stock) and the exercise price for each option were determined by the administrator. Certain of the options (“excess options”) were granted to certain officers who chose to exchange an amount of stock rights in excess of the amount the officer was required to exchange.

Vesting.  With respect to retirement eligible officers, the options vest in equal annual installments on June 30, 2009, 2010 and 2011. With respect to all other officers, fifty percent (50%) of the new options vest on June 30, 2011, and twenty-five percent (25%) will vest on or about each of June 30, 2012 and 2013.

Exercise.  To the extent options granted to retirement eligible officers (“retirement options”) become vested, they become exercisable as set forth below (all vested options must be exercised within sixty (60) days following the annual exercise dates unless an officer receives written consent from the administrator, in which case the options may be exercised through the end of the year in which they vest):

	June 30,	June 30,	June 30,	June 30,	June 30,	June 30,
Exercise Commencement Date	2009	2010	2011	2012	2013	2014

Percentage of Retirement Options with June 30, 2009 vesting date to be exercised	60%	20%	20%	—	—	—
Percentage of Retirement Options with June 30, 2010 vesting date to be exercised	—	50%	20%	20%	10%	—
Percentage of Retirement Options with June 30, 2011 vesting date to be exercised	—	—	20%	20%	30%	30%

To the extent options granted to all other officers (“regular options”) become vested, they will become exercisable as set forth below (all vested options must be exercised within sixty (60) days following the annual exercise dates unless an officer receives written consent from the administrator, in which case the options may be exercised through the end of the year in which they vest):

	June 30,	June 30,	June 30,	June 30,	June 30,
Exercise Commencement Date	2011	2012	2013	2014	2015

Percentage of Regular Options with June 30, 2011 vesting date to be exercised	20%	20%	20%	20%	20%
Percentage of Regular Options with June 30, 2012 vesting date to be exercised	—	25%	25%	25%	25%
Percentage of Regular Options with June 30, 2013 vesting date to be exercised	—	—	33%	33%	34%

Upon exercise of an option, an officer will sell to our company, and we will repurchase, at par value, one share of special voting stock for each regular option or retirement option exercised. If the officer fails to complete the purchase of shares of common stock within the time period set forth in the Officers’ Rollover Stock Plan or fails to file the 83(b) election with the Internal Revenue Service within thirty (30) days after exercise, the related shares of common stock will be deemed to have been forfeited by that officer, and the officer will sell to our company, and we will repurchase, at par value, the related number of shares of special voting stock acquired by the officer.

Treatment of Options Upon Termination of Employment

•	Cause or competitive activity: If an officer’s employment is terminated for cause or if the officer engages in competitive activity (each as defined in the Officers’ Rollover Stock Plan) during or following termination of employment, then all unvested options will immediately be forfeited and we will have the right to convert vested but unexercised options into the right to receive upon exercise a cash payment equal to the excess, if any, of:

•	in the case of options (other than the excess options), (i) the lower of (a) fifty percent (50%) (or, in the case of a termination after June 30, 2016, ninety percent (90%)) of the fair market value of the shares subject thereto and (b) the “cost” over (ii) the per share exercise price, and

•	in the case of excess options, (i) the fair market value of the shares subject thereto over (ii) the per share exercise price.

“Cost” for this purpose means the greater of $4.27 and the exercise price plus withholding taxes paid by the officer upon acquisition of the shares under the Officers’ Rollover Stock Plan.

•	Without cause, disability or company-approved departure: In the event that an executive officer’s employment is terminated without cause or by reason of disability or through a company-approved departure, then unvested options will continue to vest as otherwise provided and any not previously expired or exercised options held by the officer can be exercised on the applicable exercise date. However, we will have the right to convert any portion of any unexercised options into the right to receive upon vesting and exercise a cash payment equal to the excess, if any, of:

•	in the case of options (other than the excess options), (i) in our discretion, (a) the fair market value of the shares subject to the options as of the date of termination, or (b) the cost, over (ii) the per share exercise price for the shares, and

•	in the case of excess options, (i) the fair market value of the shares subject thereto over (ii) the per share exercise price.

•	Death: In the event that an officer’s employment is terminated by reason of death, any unvested portion of any options held by the officer (or his or her personal representative or person empowered under the deceased officer’s will or the then applicable laws (“eligible representative”)) and not previously expired or exercised, will immediately vest in full and any vested options held by the officer

(or his or her eligible representative) not previously expired or exercised, will be exercisable by the eligible representative during the calendar year following the year of the officer’s death or, if earlier, at the time that the option would have otherwise been required to be exercised. We will have the right to convert all or any portion of any unexercised options into the right to receive upon vesting and exercise a cash payment equal to the excess, if any, of:

•	in the case of options (other than the excess options), (i) in our discretion, (a) the fair market value of the shares subject to the option as of the date of termination, or (b) the cost, over (ii) the per share exercise price for the shares, and

•	in the case of excess options, (i) the fair market value of the shares subject thereto, over (ii) the per share exercise price, which in each case, will be paid to the officer’s eligible representative during the calendar year following the year of the officer’s death or, if earlier, at the time the new option would have otherwise been required to be exercised.

Any option that is not exercised or converted into the right to receive a cash payment will terminate at the end of the calendar year following the year of the officer’s death or, if earlier, the end of the calendar year in which it would have otherwise been required to be exercised.

•	Termination for any Other Reason: In the event an officer’s employment is terminated for any reason other than those set forth above, any vested option not previously exercised or expired will be exercisable on the applicable exercise date. All unvested options will be immediately forfeited and canceled effective as of the date of termination. We will have the right to convert all or any portion of any vested but unexercised options into the right to receive upon exercise a cash payment equal to the excess, if any, of

•	in the case of options (other than the excess options), (i) the lower of (a) the fair market value of the shares subject thereto and (b) the cost, over (ii) the per share exercise price, and

•	in the case of excess options, (i) the fair market value of the shares subject thereto over (ii) the per share exercise price.

Repurchase of Company Common Stock Subject to the Officers’ Rollover Stock Plan upon Termination of Employment

For any shares acquired pursuant to the Officers’ Rollover Stock Plan that are designated as excess rollover shares pursuant to an exchange agreement between the shareholder and our company or are received on the exercise of an excess option, the purchase price per share equals the fair market value.

•	Cause or Competitive Activity: If an officer’s employment is terminated for cause or if the officer engages in competitive activity each as defined in the Officers’ Rollover Stock Plan after such termination, then

•	Common Stock: the purchase price for any shares of common stock (other than shares acquired pursuant to the Officers’ Rollover Stock Plan that are designated as excess rollover shares pursuant to an exchange agreement entered into between the shareholder and our company or are received on the exercise of an excess option) will equal

•	until June 30, 2016, the lower of (x) fifty percent (50%) of fair market value and (y) the cost and

•	after June 30, 2016, ninety percent (90%) of fair market value.

•	Unvested Restricted Stock: the purchase price per share for any unvested restricted stock will equal the lower of (i) the exercise price of the 2008 stock rights with respect to which the restricted stock was granted plus any withholding taxes paid by the officer relating to the surrender of 2008 stock rights or the grant of the shares of restricted stock and minus any dividends paid on the restricted stock or (ii) fifty percent (50%) of the fair market value.

•	Without Cause, Disability, Death or Company Approved Departure: If an officer’s employment is terminated without cause or by reason of the officer’s death or disability or company approved departure, then, the purchase price for any shares of common stock (other than excess rollover shares) will equal, in the administrator’s discretion, either (x) the fair market value of the shares as of the repurchase date or (y) the cost.

•	Termination for any Other Reason: If an officer is terminated for any other reason than those described above, then the purchase price for any shares of common stock (other than excess rollover shares) will equal, in our company’s discretion, either (x) the fair market value of the shares as of the date of the repurchase or (y) the cost.

Change in Control

Upon a change in control, any unvested options will vest in full, and all options will become immediately exercisable. In connection with the foregoing, the administrator may provide that each option will be canceled in exchange for a payment in an amount equal to the number of shares covered by option times the excess, if any, of the change in control price (as defined in the Officers’ Rollover Stock Plan) over any applicable exercise price for the option. Each option that is not canceled in exchange for a payment must be exercised no later than the earlier of ninety (90) days after a change in control or the end of the calendar year of the change in control, or the options will be forfeited.

Adjustment in Capitalization

If the administrator determines that a corporate transaction or event (including, for example, any recapitalization (including a leveraged recapitalization), reclassification, stock split, reverse stock split, reorganization, merger, consolidation, acquisition, disposition, split-up, spin off, combination, repurchase, liquidation, dissolution, or sale, transfer, exchange or any disposition of all or substantially all of our capital stock or assets) in the administrator’s discretion, affects the shares such that an adjustment to an award under the Officers’ Rollover Stock Plan is determined by the administrator to be appropriate to prevent dilution or enlargement of benefits or potential benefits intended to be made available under the plan, then the administrator will adjust any or all of: (i) the number and kind of shares with respect to which an award may be granted under the plan; (ii) the number and kind of shares subject to outstanding awards; (iii) the grant or exercise price per share for any outstanding awards under the plan; (iv) the cost, or (v) the terms and conditions of any outstanding awards.

Equity Incentive Plan

Administration.  Our Board has the power and authority to administer the Equity Incentive Plan. In accordance with the terms of the Equity Incentive Plan, our Board has delegated this power and authority to our Compensation Committee. Our Compensation Committee has the authority to interpret the terms and intent of the Equity Incentive Plan, to determine eligibility for and terms of awards for participants and to make all other determinations necessary or advisable for the administration of the Equity Incentive Plan.

Awards.  Awards under the Equity Incentive Plan may be made in the form of stock options, which may be either incentive stock options or non-qualified stock options; stock purchase rights; restricted stock; restricted stock units; performance shares; performance units; stock appreciation rights; dividend equivalents; deferred share units; dividend equivalents; and other stock-based awards.

Shares Subject to the Plan.  Subject to adjustment as described below, a total of 28,000,000 shares of our common stock will be available for issuance under the Equity Incentive Plan. Shares issued under the Equity Incentive Plan may be authorized but unissued shares or reacquired shares. At such time as Section 162(m) of the Internal Revenue Code is applicable to our company and the plan, (i) a participant may receive a maximum of 450,000 performance shares, shares of performance-based restricted stock and restricted stock units and performance-based deferred share units under the Equity Incentive Plan in any one year, (ii) the maximum dollar amount of cash that may be earned in connection with the grant of performance units during any calendar year may not exceed $5,000,000 and (iii) the maximum number of stock options, SARs or other awards based solely on the increase in the value of common stock that a participant may receive in one year is 700,000.

Any shares covered by an award, or portion of an award, granted under the plan that terminates, is forfeited, is repurchased (other than the repurchase of shares issued with respect to a vested award), expires, or lapses for any reason shall again be available for the grant of an award under the plan. Additionally, any shares tendered or withheld to satisfy the grant or exercise price or tax withholding obligations pursuant to any award shall again be available for issuance.

Terms and Conditions of Options and Stock Appreciation Rights.  An “incentive stock option” is an option that meets the requirements of Section 422 of the Internal Revenue Code, and a “non-qualified stock option” is an option that does not meet those requirements. A “stock appreciation right” (or SAR) is the right of a participant to a payment, in cash, shares of common stock, or a combination of cash and shares equal to the amount by which the market value of a share of common stock exceeds the exercise price of the stock appreciation right. An option or SAR granted under the Equity Incentive Plan will be exercisable only to the extent that it is vested on the date of exercise. No option or SAR may be exercisable more than ten years from the grant date or five years from the grant date in the case of an award granted to a ten percent stockholder. Our Compensation Committee may include in the option agreement the period during which an option may be exercised following termination of employment or service. Stock appreciation rights may be granted to participants in tandem with options or on their own. Tandem stock appreciation rights will generally have substantially similar terms and conditions as the options with which they are granted.

The exercise price per share under each option granted under the plan may not be less than 100% of the fair market value of our common stock on the option grant date. For so long as our common stock is listed on an established stock exchange, the fair market value of the common stock will be the closing price of our common stock on the exchange on which it is listed on the option grant date. If there is no closing price reported on the option grant date, the fair market value will be deemed equal to the closing price on the exchange on which it is listed for the last preceding date on which sales of our common stock were reported. If the shares of our common stock are listed on more than one established stock exchange, the fair market value will be the closing price of a share of common stock reported on the New York Stock Exchange. If our common stock is not listed on any stock exchange or traded in the over-the-counter market, fair market value will be as determined in good faith by our Board in a manner consistent with Section 409A of the Internal Revenue Code.

The aggregate fair market value of all shares with respect to which incentive stock options are first exercisable by an award recipient in any calendar year may not exceed $100,000 or such other limitation as imposed by Section 422(d) of the Internal Revenue Code.

Terms and Conditions of Restricted Stock and Restricted Stock Units.  “Restricted stock” is an award of common stock on which certain restrictions are imposed over specified periods that subject the shares to a substantial risk of forfeiture, as defined in Section 83 of the Internal Revenue Code. A restricted stock unit is a unit, equivalent in value to a share of common stock, credited by means of a bookkeeping entry in our books to a participant’s account, which is settled in stock or cash upon vesting. Subject to the provisions of the equity plan, our Compensation Committee will determine the terms and conditions of each award of restricted stock or restricted stock units, including the restricted period for all or a portion of the award, and the restrictions applicable to the award. Restricted stock and restricted stock units granted under the plan will vest based on a minimum period of service or the occurrence of events specified by our Compensation Committee.

Terms and Conditions of Performance Shares and Performance Units.  A “performance share” is an award of common stock that is subject to transfer restrictions until predetermined performance conditions have been achieved. A “performance unit” is a unit, equivalent in value to a share of common stock, that represents the right to receive a share of common stock or the equivalent cash value of a share of common stock if predetermined performance conditions are achieved. Vested performance units may be settled in cash, stock or a combination of cash and stock, at the discretion of the administrator. Performance shares and performance units will vest based on the achievement of pre-determined performance goals established by the Equity Incentive Plan administrator, performance goals may be based on: the total return to our shareholders inclusive of dividends paid, during the performance cycle; earnings before interest, taxes, depreciation and amortization; operating earnings; net earnings; income; earnings before interest and taxes; total shareholder return; return on our assets; increase in our earnings or earnings per share; revenue growth; share price performance; return on invested capital; operating income; pre-or post-tax income; net income; economic value added; profit margins; cash flow; improvement in or attainment of expense or capital expenditure levels; improvement in or attainment of working capital levels; return on equity; debt reduction; gross profit; market share; cost reductions; workforce satisfaction and diversity goals; workplace health and safety goals; employee retention; completion of key projects and strategic plan development and/or implementation; job profit or performance against a multiplier; or when Section 162(m) of the Internal Revenue Code is not applicable to our company and the plan and for persons whose compensation is not subject to Section 162(m) of the Internal Revenue Code such other criteria as may be determined by the administrator. We intend to comply with the Section 162(m) limits after the post-IPO transition period expires in 2014. See “Compensation Discussion and Analysis — Effect of Accounting and Tax Treatment on Compensation Decisions.”

Terms and Conditions of Deferred Share Units.  A “deferred share unit” is a unit credited to a participant’s account in our books that represents the right to receive a share of common stock or the equivalent cash value of a share of common stock upon a predetermined settlement date. Deferred share units may be granted by the administrator independent of other awards or compensation, or they may be received at the participant’s election instead of other compensation.

Other Stock-Based Awards.  The plan administrator may make other equity-based or equity-related awards not otherwise described by the terms of the plan.

Dividend Equivalents.  A dividend equivalent is the right to receive payments in cash or in stock, based on dividends with respect to shares of stock. Dividend equivalents may be granted to participants in tandem with another award or on their own.

Termination of Employment.  Except as otherwise determined by the administrator at or after the time of grant, in the event a participant’s employment terminates for any reason other than cause, all unvested awards will be forfeited and all options and SARs that are vested and exercisable will remain exercisable until the first anniversary of the participant’s termination of employment, in the case of death or disability, or until the 60th day after the date of termination in the case of any other termination (or the expiration of the award’s term, whichever is earlier). In the event of a participant’s termination for cause, all unvested or unpaid awards, and all options and SARs, whether vested or unvested, will immediately be forfeited and canceled. In addition, any award that vested or was paid or otherwise settled during the twelve months prior to or any time after the participant engaged in the conduct that gave rise to the termination for cause is subject to forfeiture and disgorgement to us together with all gains earned or accrued due to the exercise of awards or sale of any of our common stock issued pursuant to the award upon demand by the administrator. The foregoing provisions do not apply to any options granted before this offering.

Other Forfeiture Provisions.  If we are required to prepare an accounting restatement due to material noncompliance with any financial reporting requirement under the securities laws, and if a participant knowingly or grossly negligently engaged in the misconduct or knowingly or grossly negligently failed to prevent the misconduct, or if the participant is one of the individuals subject to automatic forfeiture under Section 304 of the Sarbanes-Oxley Act of 2002, then the participant must forfeit and disgorge (i) any awards granted or vested and all gains earned or accrued due to the exercise of stock options or SARS or the sale of any common stock during the twelve months following the filing of the financial document embodying such financial reporting requirement and (ii) any other awards that vested based on the materially non-complying financial reporting. In addition, any award paid to a current or former executive officer during the three-year period preceding the date on which the restatement is required, based on erroneous data, must be forfeited and disgorged to us to the extent the award is in excess of what would have been paid to the participant under the accounting restatement. To the extent required by applicable law or regulations, awards granted or vested and any gains earned or accrued due to the exercise of options or SARs or sale of common stock must be forfeited to us.

Unless otherwise determined by the Administrator, if a participant engages in competitive activity (as defined in the plan), (i) all options and SARs, whether vested or unvested, and all other awards that are unvested or unexercisable or otherwise unpaid shall be immediately forfeited (other than awards that vested or were paid to the participant more than 12 months prior to the date the participant engaged in competitive activity). Any award vested, paid or otherwise settled in the 12 months prior to the date that the participant engaged in the competitive activity or at any time thereafter is subject to forfeiture and disgorgement to us together with all gains earned or accrued due to the exercise of awards or sale of any of our common stock issued pursuant the award upon demand by the administrator. This provision does not apply to any options granted before this offering.

Unless otherwise determined by the administrator, if (i) the participant’s performance is deemed to contribute substantially to significant financial losses, (ii) the participant’s performance is deemed to contribute substantially to a significant downward restatement of any published results of our company or a subsidiary, (iii) the participant’s conduct results in or contributes substantially to significant reputational harm to our company, (iv) the participant materially breaches applicable legal and/or regulatory requirements, (v) the participant’s conduct constitutes cause (as defined in the plan) or (vi) the participant’s conduct results in or contributes substantially to a material breach of our applicable internal policies and procedures, the administrator may suspend the vesting of a participant’s unvested awards or subject any award vested, paid or otherwise settled in the twelve months prior to the date that the participant engaged in the misconduct or at any time thereafter to forfeiture and disgorgement to us together with all gains earned or accrued due to the exercise of awards or sale of any of our common stock issued pursuant the award upon demand by the administrator. This provision does not apply to any options granted before this offering.

Change in Capitalization or Other Corporate Event.  The number and kind of shares of common stock covered by outstanding awards, the number and kind of shares of common stock that have been authorized for issuance under the plan, the exercise or purchase price of each outstanding award, and the like, shall be proportionally adjusted by the administrator in the event of any recapitalization, reclassification, stock split, special dividend, reverse stock split, reorganization, merger, consolidation, acquisition, disposition, split-up, spin off, combination, repurchase liquidation, dissolution, or sale, transfer, exchange or any disposition of all or substantially all of our capital stock or assets. Such adjustment shall be made by the administrator to prevent dilution or enlargement of the benefits or potential benefits intended to be made available under the plan or with respect to an award. All determinations and adjustments made by the administrator shall be final and binding.

Change in Control.  Upon a change in control, unless otherwise determined by the administrator, all time-vesting awards fully vest and a pro-rated portion of outstanding performance-vesting awards vest based on the performance achieved as of the change in control.

EQUITY COMPENSATION PLANS

The following table presents information concerning the securities authorized for issuance pursuant to our equity compensation plans as of March 31, 2010:

Number of
Securities to Be
	Issued Upon		Number of Securities Remaining
	Exercise of	Weighted-Average	Available for Future Issuance
	Outstanding	Exercise Price of	Under Equity Compensation
	Options, Warrants	Outstanding Options,	Plans (Excluding Securities
	and Rights	Warrants and Rights	Reflected in Column (a))
Plan Category	(a)	(b)	(c)

Equity compensation plans approved by securityholders	26,410,807.335 (1)	$2.38	7,633,300
Equity compensation plans not approved by securityholders	—	N/A	—

Total	26,410,807.335 (1)	$2.38	7,633,300

(1)	Upon the exercise of all outstanding options, we will issue 26,410,568 shares of Class A common stock and will redeem 239.335 fractional shares for cash.

The table does not include the 10,000,000 shares issuable under our Employee Stock Purchase Plan or an additional 7,171,470 shares authorized for issuance under our Equity Incentive Plan after March 31, 2010.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Policies and Procedures for Related Person Transactions

Upon completion of this offering, we intend to adopt a related person transactions policy pursuant to which our executive officers, directors and principal stockholders, including their immediate family members, will not be permitted to enter into a related person transaction with us without the consent of our Audit Committee, another independent committee of our Board or the full Board. Any request for us to enter into a transaction with an executive officer, director, principal stockholder or any of such persons’ immediate family members, in which the amount involved exceeds $120,000, will be required to be presented to our Audit Committee for review, consideration and approval. All of our directors, executive officers and employees will be required to report to our Audit Committee any such related person transaction. In approving or rejecting the proposed transaction, our Audit Committee will take into account, among other factors it deems appropriate, whether the proposed related person transaction is on terms no less favorable than terms generally available to an unaffiliated third party under the same or similar circumstances, the extent of the person’s interest in the transaction and, if applicable, the impact on a director’s independence. Under the policy, if we should discover related person transactions that have not been approved, our Audit Committee will be notified and will determine the appropriate action, including ratification, rescission or amendment of the transaction. A copy of our related person transactions policy will be available on our website.

Related Person Transactions

Set forth below is a summary of certain transactions since April 1, 2009 among us, our directors, our executive officers, beneficial owners of more than 5% of any class of our common stock or our preferred stock outstanding before completion of the offering and some of the entities with which the foregoing persons are affiliated or associated in which the amount involved exceeds or will exceed $120,000.

Common Stock Dividends

On July 27, 2009, our Board approved a special dividend of $1.087 per share paid on July 29, 2009 to holders of record as of July 29, 2009 of our Class A common stock, Class B non-voting common stock and Class C restricted common stock, totaling an aggregate amount of $114.9 million, of which Coinvest received $104.0 million. See “Dividend Policy.”

On December 7, 2009, our Board approved a special dividend of $4.642 per share paid on December 11, 2009 to holders of record as of December 8, 2009 of our Class A common stock, Class B non-voting common stock and Class C restricted common stock, totaling an aggregate amount of $497.5 million, approximately $444.1 million of which was paid to Coinvest. See “Dividend Policy.”

Stockholders Agreement

In connection with the acquisition, on July 31, 2008, Booz Allen Holding, Coinvest, certain members of the management of Booz Allen Holding and certain other stockholders of Booz Allen Holding entered into the stockholders agreement. Under the stockholders agreement, the number of directors on the Board of Booz Allen Holding is set at six directors and may be increased, by action of the Board, to not more than nine directors. Subject to certain conditions and restrictions, at least a majority of the members of the Board are to be designated by Carlyle, through Coinvest, and at least two members of the Board must be full-time employees of Booz Allen Hamilton and are to be designated by Booz Allen Holding’s Chief Executive Officer and all parties to the stockholders agreement agree to vote their voting shares in favor of such designees. At such time as Carlyle, through Coinvest, ceases to own at least 40% of the economic interests in Booz Allen Holding represented by its issued and outstanding common stock, Carlyle and Booz Allen Holding will use commercially reasonable efforts to amend the board representation provisions of the stockholders agreement consistent with the ownership position of Carlyle at that time. Upon effectiveness of the registration statement of which this prospectus forms a part, the stockholders agreement will be amended and restated. Under the amended and restated stockholders agreement, Carlyle will continue to have the right to designate a majority of the members of our Board for election and Booz Allen Holding’s Chief Executive Officer will continue to have the right to designate at least two members who are full time employees of Booz Allen Hamilton, but only Carlyle and our executive officers will be required to vote the voting shares over which they have voting control in favor of Carlyle’s and the Chief Executive Officers’ designees. In addition, under the amended and restated stockholders agreement, at such time as Carlyle, through Coinvest, ceases to own at least 40% of the economic interests in Booz Allen Holding represented by its issued and outstanding common stock, Carlyle and our executive officers will use commercially reasonable efforts to amend the Board representation provisions of the amended and restated stockholders agreement consistent with the reduced ownership position of Carlyle at the time. See “Management — Executive Officers and Directors” and “— Board Composition.”

Each individual stockholder who is a party to the stockholders agreement currently has certain tag-along rights in the event that Carlyle proposes to transfer securities issued by Booz Allen Holding to a third party purchaser. Under the amended and restated stockholders agreement, individual stockholders will no longer have such tag-along rights. In addition, Carlyle may currently compel each individual stockholder who is a party to the stockholders agreement to sell a certain number of securities issued by Booz Allen Holding in the event that Carlyle proposes to transfer securities issued by Booz Allen Holding to a third party purchaser. Under the amended and restated stockholders agreement, such drag-along rights will be limited to apply only to executive officers. Notwithstanding the foregoing as well as certain other limited exceptions (including an exception for transfers occurring at least 180 days following an initial public offering), the stockholders agreement restricts the transfer of securities of Booz Allen Holding by non-Carlyle stockholders without the prior written approval of Carlyle. Under the amended and restated stockholders agreement, such transfers will be restricted without the prior approval of Booz Allen Holding, rather than Carlyle. In addition, parties to the amended and restated stockholders agreement will not be able to transfer shares of our common stock until 180 days after the consummation of this offering without our approval and we have agreed not to release our stockholders prior to the expiration of the 180-day period without the consent of Morgan Stanley & Co. Incorporated and Barclays Capital Inc. See “Shares of Common Stock Eligible for Future Sale — Lock-Up Agreements.”

Under the stockholders agreement and the amended and restated stockholders agreement, in the event of any sale of shares of Class B non-voting common stock or Class C restricted common stock pursuant to the exercise of bring-along rights by Carlyle, certain transfers following an initial public offering or pursuant to the exercise of registration rights (discussed below), such shares will be converted into shares of Class A common stock.

Carlyle has registration rights under the stockholders agreement, and will continue to have such rights under the amended and restated stockholders agreement, with respect to 95,660,000 shares of Class A common stock that it owned as of June 30, 2010 and, in certain circumstances, other stockholders of Booz Allen Holding who are party to the stockholders agreement may have the right, subject to certain exceptions, to request that certain securities (including shares of Class A common stock held by such stockholders and shares of Class A common stock issuable upon exercise of options or upon conversion from Class B or Class C common stock) be registered. To the extent Carlyle acquires shares of Class B or Class C common stock or options exercisable for shares of Class A common stock, it would have registration rights with respect to the shares of Class A common stock issuable upon conversion or exercise thereof. Booz Allen Holding has agreed to indemnify the stockholders that are a party to the stockholders agreement and their affiliates and will continue to indemnify the parties to the amended and restated stockholders agreement and their affiliates, from liabilities resulting from the registration of securities of Booz Allen Holding pursuant to the stockholders agreement.

Booz Allen Holding has certain repurchase rights under the stockholders agreement, and will continue to have such rights under the amended and restated stockholders agreement, with respect to Class A, Class B, Class C and Class E common stock and options issued to a management stockholder under the Equity Incentive Plan for up to nine months after the occurrence of certain events specified in the stockholders agreement. Similar repurchase rights exist for Class A, Class B, Class C and Class E common stock and options held by other stockholders of Booz Allen Holding that becomes an employee, consultant or independent contractor for certain competitors of Booz Allen Hamilton. As of June 30, 2010, management and other stockholders (not including Carlyle) held 7,001,610 shares of Class A common stock and all of the outstanding shares of our Class B, Class C and Class E common stock.

The stockholders agreement includes, and the amended and restated stockholders agreement will include, a waiver by management stockholders of certain rights to receive payments or other benefits that would constitute a “parachute payment” made in connection with a “change in ownership or control” of a corporation, within the meaning of Section 280G of the Internal Revenue Code of 1986, or the Code, as amended, which could reasonably be expected to result in the imposition of an excise tax on the management stockholder under Section 4999 of the Code or in the loss of any income tax deductions by Booz Allen Holding or the person making such payment under Section 280G of the Code. This waiver does not apply in certain circumstances, including at such time as Booz Allen Holding has publicly traded securities and where Booz Allen Holding obtains the requisite stockholder approval of such payments or the unaffiliated directors determine the waiver should not apply.

The amended and restated stockholders agreement will terminate upon a sale or change of control of Booz Allen Holding or such time as more than 60% of its equity securities have been sold to the public.

Irrevocable Proxy and Tag-Along Agreements

In connection with the amendment and restatement of the stockholders agreement, Carlyle has made a unilateral offer to each individual stockholder that is a party to the stockholders agreement to grant such stockholder a new pro rata tag-along right on certain transfers by Carlyle to third-party purchasers. In exchange for this tag-along right, Carlyle has received an irrevocable proxy from each stockholder who entered into such agreement to vote such stockholders’ securities with respect to the election and removal of directors and to approve any company sale that has already been approved by the board of Booz Allen Holding and the holders of a majority of its voting shares. This new tag-along right and proxy has been granted pursuant to separate irrevocable proxy and tag-along agreements entered into between Carlyle and each such individual stockholder and will be effective upon the effectiveness of the registration statement of which this prospectus forms a part. These arrangements will terminate at such time as Carlyle ceases to own at least 25% of the economic interests in Booz Allen Holding represented by its issued and outstanding common stock or such time as more than 60% of its equity securities have been sold to the public.

The Management Agreement

On July 31, 2008, Booz Allen Holding and Booz Allen Hamilton entered into a management agreement with TC Group V US, L.L.C., a company affiliated with Carlyle, or TC Group, pursuant to which TC Group provides Booz Allen Holding and its subsidiaries, including Booz Allen Hamilton, with advisory, consulting and other services. Booz Allen Holding pays TC Group an aggregate annual fee of $1.0 million for such services, plus expenses. In addition, Booz Allen Holding made a one-time payment to TC Group of $20.0 million for investment banking, financial advisory and other services provided to Booz Allen Holding in connection with the acquisition. Furthermore, in consideration for any additional investment banking services provided by TC Group and other services other than advisory and consulting services described above, TC Group is entitled to receive additional reasonable compensation as agreed by the parties.

The management agreement also provides that Booz Allen Hamilton will indemnify the TC Group and its officers, employees, agents, representatives, members and affiliates against certain liabilities relating to or arising out of the performance of the management agreement and certain other claims and liabilities. Prior to the completion of this offering, we will enter into indemnification agreements with each of our directors. The indemnification agreements will provide the directors with contractual rights to the indemnification and expense advancement rights provided under our bylaws, as well as contractual rights to additional indemnification as provided in the indemnification agreements.

We believe that the management and indemnification agreements are, in form and substance, substantially similar to those commonly entered into in transactions of like size and complexity sponsored by private equity firms. We further believe that the fees incurred by us under the management agreement are customary and within the range charged by similarly situated sponsors. In addition, from time to time and in the ordinary course of business, we engage other Carlyle portfolio companies as subcontractors or service providers and they engage us as subcontractors or service providers. The cost and revenue associated with these related party transactions were $13.5 million and $15.1 million, respectively, for fiscal 2010, and $3.1 million and $2.6 million, respectively, for the three months ended June 30, 2010.

The Acquisition

In connection with the acquisition, our current and former executive officers listed below (or their related family trusts) received a combination of current and deferred cash consideration as well as stock and options in Booz Allen Holding. Of the overall cash consideration, $158.0 million was structured as an interest in the deferred payment obligation and $90.0 million was deposited into escrow to fund certain purchase price adjustments, future indemnification claims under the merger agreement and for certain other adjustments. The remainder of the cash consideration was paid on the Closing Date as part of the acquisition. The current and former executive officers listed below (or their related family trusts) receive their pro rata share of any payments of the deferred payment obligation and any releases of funds held in escrow to selling stockholders. On December 11, 2009, approximately $100.4 million of the deferred payment obligation, including $22.4 million in accrued interest, was repaid to selling stockholders and our current and former executive officers (or their related family trusts) received their pro rata share of that partial repayment. For further information on the partial repayment of the deferred payment obligation, see “The Acquisition and Recapitalization Transaction.”

The table below sets forth the cash proceeds received by our current and former executive officers (and their related family trusts) on the Closing Date, the number of shares of Class A Common Stock received as part of the exchange of equity in Booz Allen Hamilton for equity in Booz Allen Holding, cash received on the partial repayment of the deferred payment obligation in December 2009 and the percentage interest of our current and former executive officers (and their related family trusts) in the deferred payment obligation and the funds held in escrow under the merger agreement. For a description of the restricted stock and options received by our named executive officers in connection with the acquisition, see “Executive Compensation.”

		Shares of	Partial
		Class A	Repayment		Deferred
	Gross Cash	Common	of Deferred		Payment
	Received at	Stock	Payment	Escrow	Obligation
	Closing	Received	Obligation	Percentage	Percentage
Executive Officer	($)	(#)(1)	($)	(%)	(%)

Ralph W. Shrader, President and Chief Executive Officer	$30,963,618	1,801,780	$3,049,845	3.02%	3.04%
Samuel R. Strickland, Executive Vice President and Chief Financial Officer	$6,867,181	—	$698,923	0.69%	0.70%
CG Appleby, Executive Vice President and General Counsel	$22,117,104	1,068,850	$2,178,461	2.16%	2.17%
Joseph E. Garner, Executive Vice President	$11,058,800	187,050	$1,089,230	1.08%	1.08%
Francis J. Henry, Executive Vice President	$3,487,591	—	$344,923	0.34%	0.34%
Horacio D. Rozanski, Executive Vice President and Chief Strategy and Talent Officer	$2,411,507	22,900	$299,538	0.30%	0.30%
John D. Mayer, Executive Vice President	$2,757,101	—	$317,692	0.31%	0.32%
Joseph Logue, Executive Vice President	$1,412,668	—	$181,538	0.18%	0.18%
Joseph W. Mahaffee, Executive Vice President	$3,668,814	—	$363,077	0.36%	0.36%
Lloyd Howell, Jr., Executive Vice President	$1,796,103	—	$226,923	0.22%	0.23%
Patrick F. Peck, Executive Vice President	$4,515,771	9,540	$444,769	0.44%	0.44%
Dennis Doughty (retired)	$16,835,098	—	$1,270,769	1.26%	1.27%

As of June 30, 2010, there was approximately $84.4 million of the deferred payment obligation outstanding, including accrued interest, and approximately $33.8 million of funds, including accrued interest, remaining in escrow under the merger agreement. As these amounts are subject to various indemnification claims and other offsets, the ultimate value of our current and former executive officers’ (or their related family trusts’) interests in these amounts will not be known until all such claims and other offsets are resolved.

Other Relationships

Jeffrey M. Shrader and Bryan E. Shrader, senior associates at our company, are sons of Dr. Ralph Shrader, our Chairman of the Board, President and Chief Executive Officer. Jeffrey Shrader was hired in July 2009 at a base salary of $185,000 and earned a bonus of $14,340 in fiscal 2010. Bryan Shrader earned a base salary of $158,209, a bonus of $36,500 and retirement contributions of $23,187 in fiscal 2010; and received a base salary of $100,450 in the eight months ended March 31, 2009 and retirement contributions of $20,664 in the eight months ended March 31, 2009, as well as a bonus of $30,135 for the eight-month period. They also participate in the Company’s other benefit programs on the same basis as other employees at the same level. During the first quarter of fiscal 2011, they were employed by us under similar terms.

Cameron A. Mayer, a senior associate at our company, is the son of Mr. John Mayer, an Executive Vice President of our company. He earned a base salary of $135,000, a bonus of $57,500 and received retirement contributions of $18,848 in fiscal 2010 and received base salary of $78,333 in the eight months ended March 31, 2009 and retirement contributions of $14,820 in the eight months ended March 31, 2009, as well as a bonus of $28,200 for the eight-month period. Mr. Mayer also participates in the Company’s other benefit programs on the same basis as other employees at the same level. During the first quarter of fiscal 2011, Mr. Mayer was employed by us under similar terms.

Alberto L. Iannitto, an associate at our company, is the brother-in-law of Mr. Joseph Logue, an Executive Vice President of our company. He earned a base salary of $112,400 and received retirement contributions of $11,219 in fiscal 2010. Mr. Iannitto also participates in the Company’s other benefit programs on the same basis as other employees at the same level. During the first quarter of fiscal 2011, Mr. Iannitto was employed by us under similar terms.

Gail S. Harman, an executive assistant at our company, is the sister of Mr. Samuel Strickland, our Chief Financial and Administrative Officer and an Executive Vice President of our company. She earned a base salary of $105,575 and received retirement contributions of $12,467 in fiscal 2010. Ms. Harman also participates in the Company’s other benefit programs on the same basis as other employees at the same level. During the first quarter of fiscal 2011, Ms. Harman was employed by us under similar terms.

During the first quarter of fiscal 2011, fiscal 2010 and in the eight months ended March 31, 2009, we recorded expenses of $176,058, $690,577 and $150,511, respectively, for the hiring and use of an aircraft solely for business purposes by a company of which our Chairman of the Board, President and Chief Executive Officer, Dr. Shrader, is the sole owner. The payments we made to the affiliate of Dr. Shrader for such use were based on the market rate charged to third parties for use of the aircraft. In addition, we recorded expenses of $2,528 and $57,777 in fiscal 2010 and the eight months ended March 31, 2009, respectively, for legal and consulting fees incurred by such affiliate in connection with the acquisition of the aircraft and paid by our company.

DESCRIPTION OF CERTAIN INDEBTEDNESS

Senior Credit Facilities

Overview

In connection with the acquisition, Booz Allen Investor, as guarantor, and Booz Allen Hamilton, as borrower, entered into a credit agreement, dated as of July 31, 2008, with respect to our senior credit facilities, with Credit Suisse AG, Cayman Islands Branch, as administrative agent and collateral agent, Credit Suisse AG, Cayman Islands Branch, as issuing lender, and the other financial institutions party thereto from time to time. In connection with the recapitalization transaction, on December 11, 2009, the credit agreement with respect to our senior credit facilities was amended and restated in order to, among other things, permit the recapitalization transaction, add the Tranche C term facility under the senior term facilities and increase commitments under the revolving credit facility.

Our senior credit facilities provide for (1) the senior term facilities, which include: (a) the Tranche A term facility in an original aggregate principal amount of up to $125.0 million, (b) the Tranche B term facility in an original aggregate principal amount of up to $585.0 million, and (c) the Tranche C term facility in an original aggregate principal amount of up to $350.0 million, and (2) the revolving credit facility in an aggregate principal amount of up to $245.0 million. A portion of the revolving credit facility is available for swingline loans in an amount not to exceed $80.0 million and letters of credit in an amount not to exceed $60.0 million.

In addition, Booz Allen Hamilton may, at its option and subject to certain closing conditions including pro forma compliance with financial covenants, increase our senior credit facilities without the consent of any person other than the institutions agreeing to provide all or any portion of such increase, in an amount not to exceed $100 million. Any such increase may consist of new term loans or new revolving commitments, at Booz Allen Hamilton’s option.

As of June 30, 2010, we had $107.8 million outstanding under the Tranche A term facility, $565.7 million outstanding under the Tranche B term facility, $345.1 million outstanding under the Tranche C term facility, and no loans outstanding under the revolving credit facility, and had $222.4 million of available and unused commitments under the revolving credit facility (excluding the $21.3 million commitment by the successor entity to Lehman Brothers Commercial Bank). The successor entity to Lehman Brothers Commercial Bank is one of the lenders under the revolving credit facility and as a result of the bankruptcy of its parent company, the availability under the revolving credit facility was effectively reduced by its commitment of $21.3 million.

Maturity; Amortization and Prepayments

The revolving credit facility and the Tranche A term facility mature on July 31, 2014. The Tranche B term facility and Tranche C term facility mature on July 31, 2015. The term loans under the Tranche A term facility amortize in quarterly installments varying from 1.25% to 5.00% of the aggregate principal amount thereof funded on the closing date of our senior credit facilities, with the balance due on their maturity date. The term loans under the Tranche B term facility and Tranche C term facility amortize in equal quarterly installments of 0.25% of the aggregate amount thereof funded on the closing date of our senior credit facilities and on the amendment and restatement date of our senior credit facilities, respectively, with the balance due on their maturity date. Prior to the revolving credit facility maturity date, loans under the revolving credit facility may to borrowed, repaid and reborrowed.

Loans under our senior credit facilities may be prepaid at the borrower’s option without premium or penalty. Subject to certain exceptions, the senior term facilities are subject to mandatory prepayment in amounts equal to (1) the net cash proceeds of (a) certain indebtedness incurred by Booz Allen Hamilton and certain of its subsidiaries (excluding indebtedness permitted under our senior credit facilities) and (b) certain asset sales or insurance recovery and condemnation events and (2) 50% (which percentage will be reduced upon the achievement of certain consolidated total leverage ratios) of annual excess cash flow (as defined in our senior credit facilities).

Guaranties; Security

Booz Allen Investor and the following subsidiaries of Booz Allen Hamilton, ASE, Inc., Booz Allen Hamilton International, Inc. and Booz Allen Transportation, Inc. provided an unconditional guaranty of all amounts owing under our senior credit facilities. Subject to certain exceptions, each newly-formed material domestic wholly-owned subsidiary of Booz Allen Hamilton will be required to guaranty all amounts owing under our senior credit facilities. In addition, subject to certain exceptions, obligations of the borrower under our senior credit facilities and the guarantees of the guarantors thereunder are secured by first priority perfected security interests in substantially all of the tangible and intangible assets of the borrower and the guarantors.

Interest

At the borrower’s election, the interest rate per annum applicable to loans under our senior credit facilities are based on a fluctuating rate of interest measured by reference to either (i) an adjusted London inter-bank offered rate (adjusted for maximum reserves) (LIBOR), plus a borrowing margin, and (ii) an alternate base rate equal to the greater of the prime commercial lending rate and the weighted average of the rates on overnight federal funds transactions plus 0.5% (ABR), plus a borrowing margin. Our senior credit facilities provide for certain interest rate floors, so that (i) with respect to the Tranche B term facility, at any time prior to the third anniversary of the closing date of our senior credit facilities, LIBOR loans will bear interest at a rate no less than 3% plus the applicable borrowing margin and ABR loans will bear interest at a rate no less than 4% plus the applicable borrowing margin, and (ii) with respect to the Tranche C term facility, LIBOR loans will bear interest at a rate no less than 2% plus the applicable borrowing margin and ABR loans will bear interest at a rate no less than 3% plus the applicable borrowing margin. The borrowing margin with respect to the Tranche A term facility is 4% or 3.75% with respect to LIBOR loans and 3% or 2.75% for ABR loans, depending upon a consolidated total leverage ratio based pricing grid. The borrowing margin with respect to the Tranche B term facility is 4.5% for LIBOR loans and 3.5% for ABR loans. The borrowing margin with respect to the Tranche C term facility is 4% for LIBOR loans and 3% for ABR loans. The borrowing margin with respect to the revolving credit facility is 4% or 3.75% with respect to LIBOR loans and 3% or 2.75% for ABR loans, depending upon a consolidated total leverage ratio based pricing grid.

Fees

The borrower will pay (1) fees on the unused commitments of the lenders under the revolving credit facility equal to 0.50% or 0.375%, depending upon a consolidated total leverage ratio based pricing grid, (2) a letter of credit fee on the outstanding stated amount of letters of credit plus fronting fees for the letter of credit issuing banks and (3) other customary fees in respect of our senior credit facilities.

Covenants

Our senior credit facilities contain a number of covenants that, among other things, limit or restrict the ability of the borrower and the guarantors to incur additional indebtedness, including guarantees of indebtedness; engage in mergers, acquisitions or dispositions; enter into sale-leaseback transactions; make dividends and other restricted payments (subject to certain exceptions, including for dividends in an aggregate amount not exceeding 6.0% per year of the net cash proceeds received by the borrower from an initial public offering of its parent company); prepay specified indebtedness; engage in certain transactions with affiliates; make other investments; change the nature of its business; incur liens; and amend specified debt agreements. Our senior credit facilities also contain a covenant restricting the ability of Booz Allen Investor to take actions other than those enumerated. In addition, under our senior credit facilities, the borrower will be required to comply with a minimum consolidated net interest coverage ratio and a maximum consolidated total leverage ratio as of the last day of any test period during any period set forth in the following tables:

Consolidated
Total Leverage
Period	Ratio

September 30, 2010	5.50:1.00
December 31, 2010	5.00:1.00
March 31, 2011	5.00:1.00
June 30, 2011	4.50:1.00
September 30, 2011	4.50:1.00
December 31, 2011	4.25:1.00
March 31, 2012	4.25:1.00
June 30, 2012	4.00:1.00
September 30, 2012	4.00:1.00
December 31, 2012 and thereafter	3.75:1.00

Consolidated
Net Interest
Period	Coverage Ratio

September 30, 2010	1.80:1.00
December 31, 2010	1.90:1.00
March 31, 2011	1.90:1.00
June 30, 2011	2.00:1.00
September 30, 2011	2.00:1.00
December 31, 2011	2.10:1.00
March 31, 2012	2.10:1.00
June 30, 2012	2.20:1.00
September 30, 2012	2.20:1.00
December 31, 2012 and thereafter	2.30:1.00

As of March 31, 2010, the borrower was in compliance with such financial ratios and tests.

Events of Default

Our senior credit facilities contain customary events of default, including nonpayment of principal when due; nonpayment of interest, fees or other amounts, in each case after a grace period; material inaccuracy of a representation or warranty when made or deemed made; violation of a covenant (subject, in the case of certain covenants, to a grace period to be agreed upon and notice); cross-default and cross-acceleration to material indebtedness; bankruptcy events; ERISA events subject to a material adverse effect qualifier; material monetary judgments; actual or asserted invalidity of any guarantee or security document; impairment of security interests; and a change of control.

Mezzanine Credit Facility

Overview

In connection with the acquisition, Booz Allen Investor, as guarantor, and Booz Allen Hamilton, as borrower, entered into a mezzanine credit agreement, dated as of July 31, 2008, with respect to our mezzanine credit facility, with Credit Suisse, as administrative agent, and the other financial institutions party thereto from time to time. In connection with the recapitalization transaction, on December 11, 2009, the credit agreement with respect to our mezzanine credit facility was amended to, among other things, permit the recapitalization transaction, the incurrence of loans under the Tranche C term facility and the increase in commitments under the revolving credit facility. As of June 30, 2010, we had $545.3 million of term loans outstanding under our mezzanine credit facility. On August 2, 2010, we repaid $85.0 million of indebtedness outstanding under our mezzanine credit facility and paid a $2.6 million associated prepayment penalty.

Maturity; Prepayments

Our mezzanine credit facility matures on July 31, 2016. The term loans under our mezzanine credit facility will not amortize. Payments of the term loans under our mezzanine credit facility on the maturity date are subject to a 1% premium.

Optional prepayments of the term loans under our mezzanine credit facility are subject to prepayment premiums equal to (A) if such prepayment is made on or after the fourth anniversary of the closing date of our mezzanine credit facility, 1.0%, (B) if such prepayment is made on or after the third anniversary of the closing date of our mezzanine credit facility but prior to the fourth anniversary of the closing date of our mezzanine credit facility, 2.0% and (C) if such prepayment is made on or after the second anniversary of the closing date of our mezzanine credit facility but prior to the third anniversary of the closing date of our mezzanine credit facility, 3.0%.

Upon the occurrence of a change of control, each lender shall have the right to require the borrower to prepay at a price in cash equal to 101% of the principal amount being prepaid plus accrued and unpaid interest. In addition, the borrower will be subject to certain mandatory prepayments after the fifth anniversary of the closing date of our mezzanine credit facility in an amount sufficient so that the loans under our mezzanine credit facility are treated as not having “significant original issue discount” for purposes of the internal revenue code.

Guarantees

Booz Allen Investor, ASE, Inc., Booz Allen Hamilton International, Inc., and Booz Allen Transportation Inc. provided an unconditional guaranty of all amounts owing under our mezzanine credit facility. Subject to certain exceptions, each newly-formed material domestic wholly-owned subsidiary of Booz Allen Hamilton will be required to guaranty all amounts owing under our mezzanine credit facility.

Interest

The interest rate per annum applicable to the loans under our mezzanine credit facility is 13%. In lieu of cash interest, the borrower may elect to pay interest in excess of 11% per annum in kind, through the addition of such amount to the then-outstanding aggregate principal amount of the loans under our mezzanine credit facility.

Fees

The borrower will pay administrative fees in respect of our mezzanine credit facility.

Covenants

Our mezzanine credit facility contains a number of covenants substantially identical to, but in certain cases (including with respect to limitations on dividends and other restricted payments) less restrictive than, the covenants contained in our senior credit facilities, except that, under our mezzanine credit facility, the borrower will not be required to comply with a consolidated net interest coverage ratio, and will be required to comply with the following maximum leverage ratio as of the last day of any test period during any period set forth in the following table:

Consolidated Total
Period	Leverage Ratio

September 30, 2010	6.60:1.00
December 31, 2010	6.00:1.00
March 31, 2011	6.00:1.00
June 30, 2011	5.40:1.00
September 30, 2011	5.40:1.00
December 31, 2011	5.10:1.00
March 31, 2012	5.10:1.00
June 30, 2012	4.80:1.00
September 30, 2012	4.80:1.00
December 31, 2012 and thereafter	4.50:1.00

Events of Default

Our mezzanine credit facility contains customary events of default, including nonpayment of principal when due; nonpayment of interest, fees or other amounts, in each case after a grace period; material inaccuracy of a representation or warranty when made or deemed made; violation of a covenant (subject, in the case of certain covenants, to a grace period to be agreed upon and notice); cross-acceleration to material indebtedness; bankruptcy events; ERISA events subject to a material adverse effect qualifier; material monetary judgments; and actual or asserted invalidity of any guarantee.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table indicates information as of November 1, 2010 regarding the beneficial ownership of our common stock by:

•	each person, or group of persons, who is known to beneficially own more than 5% of any class of our common stock;

•	each of our directors;

•	each of the named executive officers; and

•	all of our directors and executive officers as a group.

The percentages shown are based on 106,622,350, 3,053,130, 2,028,270 and 12,348,860 shares of Class A, Class B, Class C and Class E common stock outstanding as of November 1, 2010 and 120,622,350, 3,053,130, 2,028,270 and 12,348,860 shares of Class A, Class B, Class C and Class E common stock outstanding after the offering. The rights of the holders of Class A common stock, Class C restricted common stock and Class E special voting common stock are identical, except with respect to dividend and other distributions, vesting and conversion. Class A common stock, Class C restricted common stock and Class E special voting common stock are entitled to one vote per share on all matters voted on by our stockholders. The Class B common stock is non-voting common stock. Upon a transfer of Class B non-voting common stock and Class C restricted common stock that occurs at least 180 days following the completion of this offering, we will issue shares of Class A common stock to the transferee on a one-for-one basis. Class E common stock underlies certain outstanding options. When each option is exercised, we will repurchase the underlying share of Class E common stock and issue a share of Class A common stock to the option holder. See “Description of Capital Stock.”

The amounts and percentages owned are reported on the basis of the SEC’s regulations governing the determination of beneficial ownership of securities. The SEC’s rules generally attribute beneficial ownership of securities to each person who possesses, either solely or shared with others, the voting power or investment power, which includes the power to dispose of those securities. The rules also treat as outstanding all shares of capital stock that a person would receive upon exercise of stock options or warrants held by that person that are immediately exercisable or exercisable within 60 days. These shares are deemed to be outstanding and to be beneficially owned by the person holding those options for the purpose of computing the number of shares beneficially owned and the percentage ownership of that person, but they are not treated as outstanding for the purpose of computing the percentage ownership of any other person. Under these rules, one or more persons may be a deemed beneficial owner of the same securities and a person may be deemed a beneficial owner of securities to which such person has no economic interest. Unless otherwise indicated, the persons or entities identified in this table have sole voting and investment power with respect to all shares shown as beneficially owned by them, subject to applicable community property laws.

Information with respect to beneficial ownership has been furnished by each director, officer, or beneficial owner of more than 5% of the shares of our common stock. Except as otherwise noted below, the address for each person listed on the table is c/o Booz Allen Hamilton Inc., 8283 Greensboro Drive, McLean, Virginia 22102.

As of November 1, 2010, our 109 partners owned 19% of our outstanding common stock, representing 19% of the total voting power in our company. Following completion of this offering and assuming that the underwriters do not exercise their option to purchase additional shares of Class A common stock, these officers will own in the aggregate 17% of our outstanding common stock, and 17% of the total voting power in our company. Pursuant to new irrevocable proxy and tag-along agreements, Carlyle has received a voting proxy with respect to certain matters from a number of stockholders, including partners who owned outstanding common shares representing 17% of the voting power in our company. See “Certain Relationships and Related Party Transactions — Related Person Transactions — Irrevocable Proxy and Tag-Along Agreements.”

				Combined				Combined			Combined
				Voting				Voting			Voting
				Power				Power			Power
				of Shares of				of Shares of			of Shares of
				All Classes of		Shares Beneficially		All Classes of	Shares Beneficially		All Classes of
				Common		Owned After the		Common	Owned After the		Common
				Stock		Offering Assuming the		Stock	Offering Assuming the		Stock
		Shares Beneficially		Beneficially		Underwriters’ Option is		Beneficially	Underwriters’ Option is		Beneficially
		Owned Prior to Offering		Owned		Not Exercised		Owned	Exercised in Full		Owned
	Class of	Number of	Percentage	Total		Number of	Percentage	Total	Number of	Percentage	Total
Name and Address	Stock	Shares	of Class	Percentage		Shares	of Class	Percentage	Shares	of Class	Percentage

Principal Stockholders
Explorer Coinvest LLC(1)	Class A(2)	95,660,000	89.72%	79.06%		95,660,000	79.31%	70.86%	95,660,000	77.95%	69.77%
Shares Subject to Voting Proxy(3)					Class A	10,962,350	9.09%		10,962,350	8.93%
					Class B	3,020,690	98.94%		3,020,690	98.94%
					Class C	2,028,270	100.00%		2,028,270	100.00%
					Class E	12,348,860	100.00%		12,348,860	100.00%
					Total	28,360,170		18.77%	28,360,170		18.48%
Executive Officers and Directors
Ralph W. Shrader	Class A(4)(5)	1,412,880	1.32%			1,412,880	1.17%		1,412,880	1.15%
	Class B	—	—			—	—		—	—
	Class C	156,680	7.72%			156,680	7.72%		156,680	7.72%
	Class E	1,040,390	8.42%			1,040,390	8.42%		1,040,390	8.42%
	Total	2,609,950		2.16%		2,609,950		1.93%	2,609,950		1.90%
Samuel R. Strickland	Class A(5)(6)	289,020	*			289,020	*		289,020	*
	Class B	—	—			—	—		—	—
	Class C	106,230	5.24%			106,230	5.24%		106,230	5.24%
	Class E	281,220	2.28%			281,220	2.28%		281,220	2.28%
	Total	676,470		**		676,470		**	676,470		**
CG Appleby	Class A(5)(7)	1,382,880	1.30%			1,382,880	1.15%		1,382,880	1.13%
	Class B	—	—			—	—		—	—
	Class C	156,680	7.72%			156,680	7.72%		156,680	7.72%
	Class E	337,460	2.73%			337,460	2.73%		337,460	2.73%
	Total	1,877,020		1.55%		1,877,020		1.39%	1,877,020		1.37%
Joseph E. Garner	Class A(5)(8)	496,110	*			496,110	*		496,110	*
	Class B	—	—			—	—		—	—
	Class C	134,900	6.65%			134,900	6.65%		134,900	6.65%
	Class E	330,960	2.68%			330,960	2.68%		330,960	2.68%
	Total	961,970		**		961,970		**	961,970		**
John M. McConnell	Class A(5)(9)	91,660	*			91,660	—		91,660	—
	Class B	—	—			—	—		—	—
	Class C	—	—			—	—		—	—
	Class E	—	—			—	—		—	—
	Total	91,660		**		91,660		**	91,660		**
Peter Clare(10)	Class A	—	—			—	—		—	—
	Class B	—	—			—	—		—	—
	Class C	—	—			—	—		—	—
	Class E	—	—			—	—		—	—
	Total	—		—		—		—	—		—
Ian Fujiyama(10)	Class A	—	—			—	—		—	—
	Class B	—	—			—	—		—	—
	Class C	—	—			—	—		—	—
	Class E	—	—			—	—		—	—
	Total	—		—		—		—	—		—
Allan M. Holt(10)	Class A	—	—			—	—		—	—
	Class B	—	—			—	—		—	—
	Class C	—	—			—	—		—	—
	Class E	—	—			—	—		—	—
	Total	—		—		—		—	—		—

				Combined			Combined			Combined
				Voting			Voting			Voting
				Power			Power			Power
				of Shares of			of Shares of			of Shares of
				All Classes of	Shares Beneficially		All Classes of	Shares Beneficially		All Classes of
				Common	Owned After the		Common	Owned After the		Common
				Stock	Offering Assuming the		Stock	Offering Assuming the		Stock
		Shares Beneficially		Beneficially	Underwriters’ Option is		Beneficially	Underwriters’ Option is		Beneficially
		Owned Prior to Offering		Owned	Not Exercised		Owned	Exercised in Full		Owned
	Class of	Number of	Percentage	Total	Number of	Percentage	Total	Number of	Percentage	Total
Name and Address	Stock	Shares	of Class	Percentage	Shares	of Class	Percentage	Shares	of Class	Percentage

Philip A. Odeen	Class A(11)	12,260	*		12,260	*		12,260	*
	Class B	—	—		—	—		—	—
	Class C	—	—		—	—		—	—
	Class E	—	—		—	—		—	—
	Total	12,260		**	12,260		**	12,260		**
Charles O. Rossotti	Class A(12)	61,570	*		61,570	*		61,570	*
	Class B	—	—		—	—		—	—
	Class C	—	—		—	—		—	—
	Class E	—	—		—	—		—	—
	Total	61,570		**	61,570		**	61,570		**
Executive Officers and Directors as a Group (18 Persons)(13)	Class A	4,679,820	4.39%		4,679,820	3.88%		4,679,820	3.82%
	Class B	—	—		—	—		—	—
	Class C	829,580	40.90%		829,580	40.90%		829,580	40.90%
	Class E	3,361,500	27.22%		3,361,500	27.22%		3,361,500	27.22%
	Total	8,870,900		7.31%	8,870,900		6.56%	8,870,900		6.46%

*	Represents beneficial ownership of less than 1%.

**	Represents voting power of less than 1%.

(1)	Carlyle Partners V US, L.P. is the managing member of Explorer Coinvest LLC. TC Group V US, L.P. is the sole general partner of Carlyle Partners V US, L.P. TC Group V US, L.L.C. is the sole general partner of TC Group V US, L.P. TC Group Investment Holdings, L.P. is the managing member of TC Group V US, L.L.C. TCG Holdings II, L.P. is the sole general partner of TC Group Investment Holdings, L.P. DBD Investors V, L.L.C. is the sole general partner of TCG Holdings II, L.P. and, in such capacity, exercises investment discretion and control of the shares beneficially owned by Explorer Coinvest LLC. DBD Investors V, L.L.C. is managed by a three-person managing board, and all board action relating to the voting or disposition of these shares requires approval of a majority of the board. The members of the managing board are William E. Conway, Jr., Daniel A. D’Aniello and David M. Rubenstein, all of whom disclaim beneficial ownership of these shares.

(2)	Excludes shares of common stock owned by other parties to the current stockholders agreement prior to the offering of which Coinvest may be deemed to share beneficial ownership and Coinvest disclaims beneficial ownership of such shares.

(3)	Reflects shares of common stock over which Coinvest holds a voting proxy with respect to certain matters pursuant to new irrevocable proxy and tag-along agreements between Carlyle and a number of other stockholders, including all of the executive officers. See “Certain Relationships and Related Party Transactions — Irrevocable Proxy and Tag-Along Agreements.”

(4)	Includes 55,980 shares that Dr. Shrader has the right to acquire through the exercise of options. Dr. Shrader shares investment power and voting power with his wife, Mrs. Janice W. Shrader, for 1,356,900 shares in the Ralph W. Shrader Revocable Trust.

(5)	Excludes shares of common stock owned by other parties to the current stockholders agreement prior to the offering and the amended and restated stockholders agreement after the offering of which the executive officer may be deemed to share beneficial ownership. The executive officer disclaims beneficial ownership of such excluded shares. All shares owned by the executive officer are subject to an irrevocable proxy and tag-along agreement with Carlyle. See “Certain Relationships and Related Party Transactions — Related Person Transactions — Irrevocable Proxy and Tag-Along Agreements.”

(6)	Includes 73,980 shares that Mr. Strickland has the right to acquire through the exercise of options. Mr. Strickland has sole investment power and voting power for 215,040 shares in the Samuel Strickland Revocable Trust.

(7)	Includes 55,980 shares that Mr. Appleby has the right to acquire through the exercise of options.

(8)	Includes 55,980 shares that Mr. Garner has the right to acquire through the exercise of options.

(9)	Includes 91,660 shares that Mr. McConnell has the right to acquire through the exercise of options.

(10)	Does not include shares of common stock held by Explorer Coinvest LLC, an affiliate of Carlyle. Messrs Clare, Fujiyama and Holt are directors of Booz Allen Holding and Managing Directors of Carlyle. Such persons disclaim beneficial ownership of the shares held by Explorer Coinvest LLC.

(11)	Includes 1,990 shares that Mr. Odeen has the right to acquire through the exercise of options.

(12)	Includes 1,990 shares that Mr. Rossotti has the right to acquire through the exercise of options.

(13)	Includes 835,440 shares that the directors and executive officers, in aggregate, have the right to acquire through the exercise of options.

DESCRIPTION OF CAPITAL STOCK

The following descriptions of our capital stock and provisions of our second amended and restated certificate of incorporation, which we refer to as our amended and restated certificate of incorporation and second amended and restated bylaws, which we refer to as our amended and restated by-laws, are summaries of their material terms and provisions. Our amended and restated certificate of incorporation and amended and restated bylaws will become effective prior to the completion of this offering.

Common Stock

Our amended and restated certificate of incorporation authorizes the issuance of 700,000,000 shares of common stock, which includes:

•	600,000,000 shares of Class A common stock, par value $0.01 per share;

•	16,000,000 shares of Class B non-voting common stock, par value $0.01 per share;

•	5,000,000 shares of Class C restricted common stock, par value $0.01 per share; and

•	25,000,000 shares of Class E special voting common stock, par value $0.003 per share.

The shares of common stock issued and outstanding are as follows:

As of November 1,
2010

Class A common stock	106,622,350
Class B non-voting common stock	3,053,130
Class C restricted common stock	2,028,270
Class E special voting common stock	12,348,860

Total shares outstanding	124,052,610

Shares of Class C restricted common stock were issued in connection with Carlyle’s investment in our company to certain officers in exchange for stock rights with an exercise date in 2008 under the Booz Allen Hamilton stock plan. Class C Restricted Common Stock is restricted in that a record holder’s shares vest as set forth in the Officers’ Rollover Stock Plan.

Shares of Class E special voting common stock were issued pursuant to the Officers’ Rollover Stock Plan in connection with the exchange of stock and options in Booz Allen Hamilton for stock and options in Booz Allen Holding as part of the acquisition. The number of shares of Class E special voting stock issued in the exchanges equaled the number of Rollover options to purchase Class A stock also exchanged. For each Rollover option exercised by an individual, a Class E special voting common stock will be repurchased by our company at par value and retired. The Officers’ Rollover Stock Plan has a fixed vesting and exercise schedule to comply with Internal Revenue Code Section 409(a). In addition, a small number of shares of Class E special voting common stock that are not related to Rollover options have been issued pursuant to the stockholders agreement subsequent to the acquisition in connection with certain estate planning transfers.

Holders of Class A common stock, Class C restricted common stock and Class E special voting common stock are entitled to one vote for each share on all matters to be voted on by stockholders. Except as otherwise provided by the Delaware General Corporation Law, the holders of the voting common stock, as such, shall vote together as a single class. Except as required by the Delaware General Corporation Law, the holders of Class B non-voting common stock will have no voting rights of any nature whatsoever.

Each share of common stock, except for Class E special voting common stock, is entitled to participate equally, when and if declared by the Board from time to time, in such dividends and other distributions in cash, stock, or property from our company’s assets or funds as may become legally available for such purposes subject to any dividend preferences that may be attributable to preferred stock that may be authorized and outstanding. In the event of our liquidation, dissolution or winding up, holders of our common stock, except for Class E special voting common stock (other than to the extent of its par value), will be entitled to receive proportionately any of our assets remaining after the payment of liabilities and subject to the prior rights of any outstanding preferred stock. Because we are a holding company, our ability to pay dividends is subject to our subsidiaries’ ability to pay dividends to us, which is in turn subject to the restrictions set forth in our credit facilities.

Under the amended and restated stockholders agreement, subject to certain exceptions, stockholders cannot transfer shares of our common stock until 180 days after the consummation of this offering without our approval. Following the expiration of the 180-day lock-up period, or such other period as the underwriters deem advisable, upon the transfer of any shares of Class B non-voting common stock or Class C restricted common stock, such shares will be automatically converted into shares of Class A common stock. Shares of our Class A common stock and Class E special voting common stock are not convertible into any other series or class of securities. However, shares of our Class E special voting stock are required to be repurchased by our company once the related options convert into Class A common stock.

The outstanding shares of our common stock are, and the shares of Class A common stock offered by us in this offering, when issued, will be, fully paid and non-assessable. The rights and privileges of holders of our common stock are subject to any series of preferred stock that we may issue in the future.

Preferred Stock

Our amended and restated certificate of incorporation authorizes us to issue 54,000,000 shares of preferred stock, $0.01 par value per share, the terms and conditions of which are determined by the Board upon issuance. The rights, preferences and privileges of holders of common stock are subject to, and may be adversely affected by, the rights of holders of any shares of preferred stock that our company may designate and issue in the future. At November 1, 2010 there were no shares of preferred stock outstanding. We have no present plans to issue any shares of preferred stock.

Corporate Opportunities

Our amended and restated certificate of incorporation will provide that Carlyle has no obligation to offer us an opportunity to participate in business opportunities presented to Carlyle or its affiliates, including its respective officers, directors, agents, members, partners and affiliates even if the opportunity is one that we might reasonably have pursued, and that neither Carlyle nor its respective officers, directors, agents, members, partners or affiliates will be liable to us or our stockholders for breach of any duty by reason of any such activities unless, in the case of any person who is a director or officer of our company, such business opportunity is expressly offered to such director or officer in writing solely in his or her capacity as an officer or director of our company. Stockholders will be deemed to have notice of and consented to this provision of our amended and restated certificate of incorporation.

Change of Control Related Provisions of Our Amended and Restated Certificate of Incorporation, Amended and Restated Bylaws and Delaware Law

Provisions in our amended and restated certificate of incorporation and amended and restated bylaws, and in the Delaware General Corporation Law, may make it difficult, expensive and time-consuming for a third party to pursue a takeover attempt even if a change in control of our company would be beneficial to the interests of our stockholders. Any provision of our amended and restated certificate of incorporation or amended and restated bylaws or Delaware law that has the effect of delaying or deterring a change in control could limit the opportunity for our stockholders to receive a premium for their shares of our common stock, and could also affect the price that some investors are willing to pay for our common stock. These provisions are intended to:

•	enhance the likelihood of continuity and stability in the composition of our Board;

•	discourage some types of transactions that may involve an actual or threatened change in control of our company;

•	discourage certain tactics that may be used in proxy fights;

•	ensure that our Board will have sufficient time to act in what our Board believes to be the best interests of us and our stockholders; and

•	encourage persons seeking to acquire control of our company to first consult with our Board to negotiate the terms of any proposed business combination or offer.

Delaware Takeover Statute

In our amended and restated certificate of incorporation, we will elect not to be governed by Section 203, as permitted under and pursuant to subsection (b)(3) of Section 203, until the first date that Coinvest and its affiliates no longer beneficially own more than 20% of our outstanding voting shares. After such date, we will be governed by Section 203. Section 203 of the Delaware General Corporation Law, with specified exceptions, prohibits a Delaware corporation from engaging in any “business combination” with any “interested stockholder” for a period of three years following the time that the stockholder became an interested stockholder unless:

•	before that time, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•	upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned by persons who are directors and also officers and by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•	at or after that time, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

Section 203 defines “business combination” to include the following:

•	any merger or consolidation of the corporation with the interested stockholder;

•	any sale, lease, exchange, mortgage, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;

•	subject to specified exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

•	any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or

•	any receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

Section 203 defines an “interested stockholder” as:

•	any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation; and

•	any entity or person affiliated with or controlling or controlled by the entity or person.

Section 203 may make it difficult and expensive for a third party to pursue a takeover attempt that we do not approve, even if a change in control would be beneficial to the interests of our stockholders.

Unissued Shares of Capital Stock

We are issuing 14,000,000 shares of our authorized Class A common stock in this offering. The remaining shares of authorized and unissued Class A common stock will be available for future issuance without additional stockholder approval. While the additional shares are not designed to deter or prevent a change of control, under some circumstances we could use the additional shares to create voting impediments or to frustrate persons seeking to effect a takeover or otherwise gain control by, for example, issuing those shares in private placements to purchasers who might side with our Board in opposing a hostile takeover bid.

In addition, our amended and restated certificate of incorporation will provide our Board with the authority, without any further vote or action by our stockholders, to designate and issue one or more series of preferred stock at their sole discretion and to fix the number of shares and the preferences, limitations and relative rights of the shares constituting any series. This provision makes it possible for our Board to issue preferred stock with super voting, special approval, dividend or other rights or preferences which could impede any attempt to acquire us. These and other provisions may have the effect of deferring, delaying or discouraging hostile takeovers or changes in control or management of our company, discouraging bids for the Class A common stock at a premium over the market price of the common stock and may adversely affect the market price of, and the voting and other rights of the holder of, Class A common stock.

Classified Board; Vacancies and Removal of Directors

Our amended and restated certificate of incorporation and amended and restated bylaws will provide that our Board will be divided into three classes whose members will serve three-year terms expiring in successive years. Any effort to obtain control of our Board by causing the election of a majority of the Board may require more time than would be required without such a staggered election structure.

Our amended and restated certificate of incorporation and amended and restated bylaws will provide that directors may be removed with or without cause at any time upon the affirmative vote of holders of at least a majority of the votes to which all the stockholders would be entitled to cast until a “group,” as defined under Section 13(d)(3) of the Exchange Act, no longer beneficially owns more than 50% of the outstanding shares of our voting common stock. After such time, directors may only be removed from office for cause upon the affirmative vote of holders of at least a majority of the votes which all the stockholders would be entitled to cast. Our amended and restated certificate of incorporation and amended and restated bylaws will provide that vacancies in our Board may be filled only by our Board. Any director elected to fill a vacancy will hold office for the remainder of the full term of the class of directors in which the vacancy occurred (including a vacancy created by increasing the size of the Board) and until such director’s successor shall have been duly elected and qualified. No decrease in the number of directors will shorten the term of any incumbent director. The number of directors shall be fixed and modified, but not reduced to less than three, from time to time by resolution of our Board.

These provisions may have the effect of slowing or impeding a third party from initiating a proxy contest, making a tender offer or otherwise attempting a change in the membership of our Board that would effect a change of control.

Advance Notice Provisions for Stockholder Nominations of Directors and Stockholder Proposals

Our amended and restated bylaws will establish an advance notice procedure for stockholders to make nominations of candidates for election as director or to bring other business before an annual meeting of our stockholders. This procedure provides that, except as otherwise required by applicable law, only persons who are nominated by the Board, a committee appointed by the Board, or by a stockholder who has given timely written notice to our secretary prior to the meeting, will be eligible for election as directors, and only business that has been brought before an annual meeting by the Board, any committee appointed by the Board, or by a stockholder who has given timely written notice to our secretary prior to the meeting, may be conducted. Under the procedure, to be timely, notice must be received by the secretary at our principal executive offices not less than 90 days nor more than 120 days prior to the first anniversary date of the annual meeting of the preceding year. In addition, a stockholder’s notice proposing to nominate a person for election as director must contain specific information about the nominating stockholder and the proposed nominee, and a stockholder’s notice relating to the conduct of business other than the nomination of directors must contain specific information about the business and the proposing stockholder.

Requiring advance notice of nominations by stockholders allows our Board an opportunity to consider the qualifications of the proposed nominees and also provides a more orderly procedure for conducting annual meetings of stockholders. It also provides the Board with the opportunity to inform stockholders of proposed business prior to the meeting, so that stockholders can better decide whether to attend the meeting or to grant a proxy regarding the disposition of the business. These provisions may also have the effect of precluding a contest for the election of directors or the consideration of stockholder proposals and of discouraging or deterring a third party from conducting a solicitation of proxies to elect its own slate of directors or to approve its own proposal without regard to whether consideration of the nominees or proposals might be harmful or beneficial to us or our stockholders.

Calling Special Stockholder Meetings; Stockholder Action by Written Consent

Our amended and restated certificate of incorporation and amended and restated bylaws will provide that a special meeting of stockholders may only be called by our Board. Our amended and restated bylaws will allow for stockholder actions by written consent until no “group,” as defined under Section 13(d)(3) of the Exchange Act, owns more than 50% of the outstanding shares of our voting common stock. After such time, any action taken by the stockholders must be effected at a duly called annual or special meeting, which may be called only by the Board.

These provisions make it procedurally more difficult for a stockholder to take action without a meeting and therefore may reduce the likelihood that a stockholder will seek to take independent action with respect to matters that are not supported by management.

Limitation of Liability of Directors; Indemnification of Directors and Officers

Our amended and restated certificate of incorporation will contain provisions permitted under Delaware General Corporation Law relating to the liability of directors. These provisions eliminate a director’s personal liability for monetary damages resulting from a breach of fiduciary duty, except in circumstances involving:

•	any breach of the director’s duty of loyalty;

•	acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of the law;

•	under Section 174 of the Delaware General Corporation Law (unlawful dividends); or

•	any transaction from which the director derives an improper personal benefit.

The principal effect of the limitation on liability provision is that a stockholder will be unable to prosecute an action for monetary damages against a director unless the stockholder can demonstrate a basis for liability for which indemnification is not available under the Delaware General Corporation Law. These provisions, however, should not limit or eliminate our rights or any stockholder’s rights to seek non-monetary relief, such as an injunction or rescission, in the event of a breach of director’s fiduciary duty. These provisions will not alter a director’s liability under federal securities laws. The inclusion of this provision in our certificate of incorporation may discourage or deter stockholders or management from bringing a lawsuit against directors for a breach of their fiduciary duties, even though such an action, if successful, might otherwise have benefited us and our stockholders.

Our amended and restated bylaws will require us to indemnify and advance expenses to our directors and officers to the fullest extent not prohibited by the Delaware General Corporation Law and other applicable law, except in the case of a proceeding instituted by the director without the approval of our Board. Our amended and restated bylaws will provide that we are required to indemnify our directors and officers, to the fullest extent permitted by law, for all judgments, fines, settlements, legal fees and other expenses incurred in connection with pending or threatened legal proceedings because of the director’s or officer’s positions with us or another entity that the director or officer serves at our request, subject to various conditions, and to advance funds to our directors and officers to enable them to defend against such proceedings. To receive indemnification, the director or officer must have been successful in the legal proceeding or have acted in good faith and in what was reasonably believed to be a lawful manner in our best interest and, with respect to any criminal proceeding, had no reasonable cause to believe his or her conduct was unlawful.

Prior to the completion of this offering, we expect to enter into an indemnification agreement with each of our directors and certain of our officers. The indemnification agreement will provide our directors and certain of our officers with contractual rights to the indemnification and expense advancement rights provided under our bylaws, as well as contractual rights to additional indemnification as provided in the indemnification agreement.

Supermajority Voting Requirements for Amendment of Certain Provisions of Our Amended and Restated Bylaws

Our amended and restated bylaws will provide that our bylaws may be amended, altered or repealed at any regular or special meeting of the stockholders only if the amendment is approved by the vote of holders of at least two-thirds of the shares then entitled to vote at a general election of directors. In addition, amendments may be instituted by resolutions adopted by a majority of the Board at any special or regular meeting of the Board. These provisions make it more difficult for stockholders to remove or amend any provisions that may have an anti-takeover effect.

Transfer Agent and Registrar

Mellon Investor Services LLC (operating with the service name BNY Mellon Shareowner Services) will serve as transfer agent and registrar for our Class A common stock.

SHARES OF COMMON STOCK ELIGIBLE FOR FUTURE SALE

Immediately prior to this offering, there was no public market for our common stock. Sales of substantial amounts of our common stock in the public market could adversely affect prevailing market prices of our common stock. Furthermore, some shares of our common stock will not be available for sale for a certain period of time after this offering because they are subject to contractual and legal restrictions on resale some of which are described below. Sales of substantial amounts of common stock in the public market after these restrictions lapse, or the perception that these sales could occur, could adversely affect the prevailing market price and our ability to raise equity capital in the future.

Sale of Restricted Securities

After this offering, 120,622,350 shares of our Class A common stock will be outstanding. Of these shares, all of the shares sold in this offering will be freely tradable without restriction under the Securities Act, unless purchased by our “affiliates,” as that term is defined in Rule 144 under the Securities Act. The remaining 106,622,350 shares of our Class A common stock that will be outstanding after this offering are “restricted securities” within the meaning of Rule 144 under the Securities Act. Restricted securities may be sold in the public market only if they are registered under the Securities Act or are sold pursuant to an exemption from registration under Rule 144 or Rule 701 under the Securities Act, which are summarized below. Subject to the lock-up agreements described below, shares held by our affiliates that are not restricted securities or that have been owned for more than one year may be sold subject to compliance with Rule 144 of the Securities Act without regard to the prescribed one-year holding period under Rule 144.

Lock-Up Agreements

We, our directors and our executive officers have agreed that, subject to specified exceptions, without the prior written consent of Morgan Stanley & Co. Incorporated and Barclays Capital Inc., on behalf of the underwriters, we will not, during the period beginning on the date of this prospectus and ending 180 days thereafter:

•	offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for our common stock;

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of our common stock; or

•	make any demand for or exercise any right with respect to, the registration of any shares of our common stock or any security convertible into or exercisable or exchangeable for our common stock;

whether any such transaction described above is to be settled by delivery of Class A common stock or such other securities, in cash or otherwise.

The 180-day restricted period described in the preceding paragraph will be extended if:

•	during the last 17 days of the 180-day restricted period we issue an earnings release, or material news or a material event relating to us occurs; or

•	prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day restricted period,

in which case the restrictions described in this paragraph will continue to apply until the expiration of the 180-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

Additionally, under the amended and restated stockholders agreement, holders of our common stock who have not signed contractual lock-up agreements with representatives of the underwriters have agreed with us not to transfer shares of our common stock until 180 days after the consummation of this offering without our approval. In turn, we have agreed not to release any of our stockholders from these lock-up agreements prior to the expiration of the 180-day period without the consent of Morgan Stanley & Co. Incorporated and Barclays Capital Inc. We have also agreed with the underwriters of this offering that we will extend the 180-day lock-up period if, as permitted by the amended and restated stockholders agreement:

•	during the last 17 days of the 180-day restricted period we issue an earnings release, or material news or a material event relating to us occurs; or

•	prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day restricted period, in which case these restrictions will continue to apply until the expiration of the 180-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

In addition, any Class A common stock purchased by participants in our directed share program pursuant to which the underwriters have reserved, at our request, up to 10% of the Class A common stock offered by this prospectus for sale to certain of our senior personnel and individuals employed by or associated with our affiliates, will be subject to a 180-day lock-up restriction.

There are no agreements between the underwriters and any of our stockholders or affiliates releasing them from these lock-up agreements prior to the expiration of the 180-day period. Following the lock-up periods, we estimate that approximately 106,622,350 shares of our Class A common stock that are restricted securities or are held by our affiliates as of the date of this prospectus will be eligible for sale in the public market in compliance with Rule 144 or Rule 701 under the Securities Act.

Registration Rights

Stockholders currently have the right to require us to register shares of Class A common stock for resale in some circumstances. See “Certain Relationships and Related Party Transactions — Related Person Transactions — Stockholders Agreement.”

Rule 144

Common stock eligible for sale under Rule 144 may be sold immediately upon the completion of this offering. In general, under Rule 144, a person may sell shares of common stock acquired from us immediately upon completion of this offering, without regard to manner of sale, the availability of public information or volume, if:

•	the person is not an affiliate of the company and has not been an affiliate of the company at any time during the three months preceding such a sale; and

•	the person has beneficially owned the shares proposed to be sold for at least one year, including the holding period of any prior owner other than an affiliate.

Rule 701

Shares of our common stock issued in reliance on Rule 701, such as those shares acquired upon exercise of options granted under our Equity Incentive Plan, are restricted and, subject to the contractual and legal provisions on resale described above, beginning 90 days after the effective date of this prospectus, may be sold by stockholders other than our affiliates, subject only to the manner of sale provisions of Rule 144, and by affiliates under Rule 144 without compliance with its one-year holding requirement. We intend to file a registration statement under the Securities Act covering all shares subject to options outstanding under our Equity Incentive Plan.

Equity Compensation Plans

Upon completion of this offering, we intend to file one or more registration statements under the Securities Act to register the shares of Class A common stock to be issued under our Equity Incentive Plan, Officers’ Rollover Stock Option Plan and Employee Stock Purchase Plan and, as a result, all shares of Class A common stock acquired upon exercise of stock options and other equity-based awards granted under these plans will also be freely tradable under the Securities Act unless purchased by our affiliates. Our Equity Incentive Plan authorizes a maximum total of 28,000,000 shares of common stock for issuance. As of November 1, 2010, 2,866,580 shares of common stock had been issued to members of our management and there were stock options outstanding to purchase, subject to vesting, up to an additional 12,118,230 shares of our common stock. Our Officers’ Rollover Stock Option Plan initially authorized a maximum total of 14,802,509 shares of common stock for issuance. As of November 1, 2010, 3,156,830 shares of common stock had been issued to members of our management and there were stock options outstanding to purchase, subject to vesting, up to an additional 11,645,679 shares of our common stock (excluding fractional shares which will be redeemed for cash). 5,172,923 of the options granted under our Officers’ Rollover Stock Plan and Equity Incentive Plan will become exercisable on June 30, 2011 and the shares of common stock underlying such options issued upon exercise thereof will be freely transferable upon issuance. Up to 10,000,000 shares of common stock are issuable under our Employee Stock Purchase Plan.

CERTAIN U.S. FEDERAL TAX CONSIDERATIONS FOR NON-U.S. HOLDERS

The following is a discussion of the material U.S. federal income and estate tax considerations relating to the purchase, ownership and disposition of our common stock by Non-U.S. Holders (as defined below) that purchase our common stock pursuant to this offering and hold such common stock as a capital asset. This discussion is based on the Code, U.S. Treasury regulations thereunder, and administrative and judicial interpretations thereof, all as in effect on the date hereof and all of which are subject to change, possibly with retroactive effect, or to different interpretation. This discussion does not address all of the U.S. federal tax considerations that may be relevant to specific Non-U.S. Holders in light of their particular circumstances or to Non-U.S. Holders subject to special treatment under U.S. federal income tax law (such as banks, insurance companies, dealers in securities or other Non-U.S. Holders that mark their securities to market for U.S. federal income tax purposes, foreign governments, international organizations, controlled foreign corporations, passive foreign investment companies, tax-exempt entities, certain former citizens or residents of the United States, or Non-U.S. Holders who hold our common stock as part of a straddle, hedge, conversion or other integrated transaction). This discussion does not address any U.S. state or local or non-U.S. tax considerations or any U.S. federal gift or alternative minimum tax considerations.

As used in this discussion, the term “Non-U.S. Holder” means a beneficial owner of our common stock that is for U.S. federal income tax purposes:

•	an individual who is neither a citizen nor a resident of the United States;

•	a corporation that is not created or organized in or under the laws of the United States, any state thereof, or the District of Columbia;

•	an estate that is not subject to U.S. federal income tax on income from non-U.S. sources which is not effectively connected with the conduct of a trade or business within the United States; or

•	a trust unless (i) it is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all of its substantial decisions or (ii) it has in effect a valid election under applicable U.S. Treasury regulations to be treated as a United States person.

If an entity treated as a partnership for U.S. federal income tax purposes invests in our common stock, the U.S. federal income tax considerations relating to such investment will depend in part upon the status and activities of such entity and the particular partner. Any such entity should consult its own tax adviser regarding the U.S. federal tax considerations applicable to it and its partners of the purchase, ownership and disposition of our common stock.

PERSONS CONSIDERING AN INVESTMENT IN OUR COMMON STOCK SHOULD CONSULT THEIR OWN TAX ADVISORS REGARDING THE U.S. FEDERAL, STATE AND LOCAL AND NON-U.S. INCOME, ESTATE AND OTHER TAX CONSIDERATIONS RELATING TO THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR COMMON STOCK IN LIGHT OF THEIR PARTICULAR CIRCUMSTANCES.

Distributions on Common Stock

Subject to the discussion below under “— Payments to Foreign Financial Institutions and Non-financial Foreign Entities” and “— Information Reporting and Backup Withholding,” if we make a distribution of cash or other property (other than certain pro rata distributions of our common stock) in respect of a share of our common stock, the distribution will be treated as a dividend to the extent it is paid from our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). If the amount of a distribution exceeds our current and accumulated earnings and profits, such excess generally will be treated first as a tax-free return of capital to the extent of the Non-U.S. Holder’s tax basis in such share of our common stock, and then as capital gain. Distributions treated as dividends on our common stock that are paid to or for the account of a Non-U.S. Holder generally will be subject to U.S. federal withholding tax at a rate of 30%, or at a lower rate if provided by an applicable tax treaty and the Non-U.S. Holder provides the documentation (generally, Internal Revenue Service, or the IRS, Form W-8BEN) required to claim benefits under such tax treaty to the applicable withholding agent.

If, however, a dividend is effectively connected with the conduct of a trade or business in the United States by a Non-U.S. Holder, the dividend generally will not be subject to the 30% U.S. federal withholding tax if the Non-U.S. Holder provides the appropriate documentation (generally, IRS Form W-8ECI) to the applicable withholding agent. Instead, the Non-U.S. Holder generally will be subject to U.S. federal income tax in respect of such dividend on a net income basis in substantially the same manner as a U.S. holder (except as provided by an applicable tax treaty). Dividends that are effectively connected with the conduct of a trade or business in the United States by a corporate Non-U.S. Holder may also be subject to a branch profits tax at the rate of 30% (or a lower rate if provided by an applicable tax treaty).

Sale, Exchange or Other Disposition of Common Stock

Subject to the discussion below under “— Payments to Foreign Financial Institutions and Non-financial Foreign Entities” and “— Information Reporting and Backup Withholding,” a Non-U.S. Holder generally will not be subject to U.S. federal income tax on gain recognized on the sale, exchange or other disposition of our common stock unless:

•	we are or have been a “United States real property holding corporation” for U.S. federal income tax purposes at any time during the shorter of (i) the five year period ending on the date of such sale, exchange or disposition and (ii) such Non-U.S. Holder’s holding period with respect to our common stock, and certain other conditions are met;

•	such gain is effectively connected with the conduct of a trade or business in the United States by such Non-U.S. Holder, in which event such Non-U.S. Holder generally will be subject to U.S. federal income tax on a net income basis in substantially the same manner as a U.S. holder (except as provided by an applicable tax treaty) and, if it is a corporation, may also be subject to a branch profits tax at the rate of 30% (or a lower rate if provided by an applicable tax treaty); or

•	such Non-U.S. Holder is an individual who is present in the United States for 183 days or more in the taxable year of such sale, exchange or disposition and certain other conditions are met.

Generally, a corporation is a “United States real property holding corporation” if the fair market value of its United States real property interests equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests and its other assets used or held for use in a trade or business (all as determined for U.S. federal income tax purposes). We do not believe that we are, and we do not presently anticipate that we will become, a United States real property holding corporation.

Payments to Foreign Financial Institutions and Non-financial Foreign Entities

Payments of any dividend on, or any gross proceeds from the sale, exchange or other disposition of, our common stock made after December 31, 2012 to a Non-U.S. Holder that is a “foreign financial institution” or a “non-financial foreign entity” (to the extent such dividend or gain from such sale, exchange or disposition is not effectively connected with the conduct of a trade or business in the United States by such Non-U.S. Holder) generally will be subject to the U.S. federal withholding tax at the rate of 30% unless such Non-U.S. Holder complies with certain additional U.S. reporting requirements.

For this purpose, a foreign financial institution includes, among others, a non-U.S. entity that (i) is a bank, (ii) holds, as a substantial portion of its business, financial assets for the account for others or (iii) is engaged primarily in the business of investing, reinvesting or trading in securities, partnership interests, commodities or any interest in securities, partnership interests or commodities. A foreign financial institution generally will be subject to this 30% U.S. federal withholding tax unless it (i) enters into an agreement with the IRS pursuant to which such financial institution agrees (x) to comply with certain information, verification, due diligence, reporting, and other procedures established by the IRS with respect to “United States accounts” (generally financial accounts maintained by a financial institution (as well as non-traded debt or equity interests in such financial institution) held by one or more specified U.S. persons or foreign entities with a specified level of U.S. ownership) and (y) to withhold on its account holders that fail to comply with reasonable information requests or that are foreign financial institutions that do not enter into such an agreement with the IRS or (ii) is exempted by the IRS.

A non-financial foreign entity generally will be subject to this 30% U.S. federal withholding tax unless such entity provides the applicable withholding agent with either (i) a certification that such entity does not have any substantial U.S. owners or (ii) information regarding the name, address and taxpayer identification number of each substantial U.S. owner of such entity. These reporting requirements generally will not apply to a non-financial foreign entity that is a corporation the stock of which is regularly traded on an established securities market or certain affiliated corporations or to certain other specified types of entities.

Non-U.S. Holders should consult their own tax advisor regarding the application of these withholding and reporting rules.

Information Reporting and Backup Withholding

Generally, the amount of dividends on our common stock paid to a Non-U.S. Holder and the amount of any tax withheld from such dividends must be reported annually to the IRS and to the Non-U.S. Holder.

The information reporting and backup withholding rules that apply to payments to certain U.S. persons generally will not apply to payments with respect to our common stock to a Non-U.S. Holder if such Non-U.S. Holder certifies under penalties of perjury that it is not a United States person (generally by providing an IRS Form W-8BEN) or otherwise establishes an exemption.

Proceeds from the sale, exchange or other disposition of our common stock by a Non-U.S. Holder effected through a non-U.S. office of a U.S. broker or of a non-U.S. broker with certain specified U.S. connections generally will be subject to information reporting (but not backup withholding) unless such Non-U.S. Holder certifies under penalties of perjury that it is not a United States person (generally by providing an IRS Form W-8BEN) or otherwise establishes an exemption. Proceeds from the sale, exchange or other disposition of our common stock by a Non-U.S. Holder effected through a U.S. office of a broker generally will be subject to information reporting and backup withholding, unless such Non-U.S. Holder certifies under penalties of perjury that it is not a United States person (generally by providing an IRS Form W-8BEN) or otherwise establishes an exemption.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules generally will be allowed as a refund or a credit against a Non-U.S. Holder’s U.S. federal income tax liability if the required information is furnished by such Non-U.S. Holder on a timely basis to the IRS.

U.S. Federal Estate Tax

In the case of an individual Non-U.S. Holder who, for U.S. federal estate tax purposes, is not a citizen or resident of the United States at the time of his or her death, shares of our common stock owned or treated as owned at such time by such individual will be included in his or her gross estate for U.S. federal estate tax purposes and may be subject to U.S. federal estate tax unless an applicable estate tax treaty provides otherwise.

Legislation enacted in 2001 provides for reductions in the U.S. federal estate tax through 2009 and the elimination of the tax entirely for the year 2010. Under the legislation, the estate tax would be fully reinstated, as in effect prior to the reductions, for 2011 and thereafter.

UNDERWRITING

Morgan Stanley & Co. Incorporated, Barclays Capital Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated and Credit Suisse Securities (USA) LLC are acting as joint book-running managers of this offering and, together with Stifel, Nicolaus & Company, Incorporated, BB&T Capital Markets, Lazard Capital Markets LLC and Raymond James & Associates, Inc., are acting as the managing underwriters of this offering. Under the terms and subject to the conditions contained in an underwriting agreement dated the date of this prospectus, the underwriters named below have severally agreed to purchase, and we have agreed to sell to them, the number of shares of Class A common stock indicated in the table below:

Number of
Underwriters	Shares

Morgan Stanley & Co. Incorporated
Barclays Capital Inc.
Merrill Lynch, Pierce, Fenner & Smith Incorporated
Credit Suisse Securities (USA) LLC
Stifel, Nicolaus & Company, Incorporated
BB&T Capital Markets, a division of Scott & Stringfellow, LLC
Lazard Capital Markets LLC
Raymond James & Associates, Inc.

Total	14,000,000

The underwriters are offering the shares of Class A common stock subject to their acceptance of the shares from us and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of Class A common stock offered by this prospectus are subject to the approval of certain legal matters by their counsel and to other conditions. The underwriters are obligated to take and pay for all of the shares of Class A common stock offered by this prospectus if any such shares are taken. However, the underwriters are not required to take or pay for the shares covered by the underwriters’ over-allotment option described below. The underwriters initially propose to offer part of the shares of Class A common stock directly to the public at the public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions, and part of the shares of Class A common stock to certain dealers at a price that represents a concession not in excess of $      a share under the public offering price. After the initial offering of the shares of Class A common stock, the offering price and other selling terms may from time to time be varied by the representatives.

We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to an aggregate of 2,100,000 additional shares of Class A common stock from us at the public offering price, less underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the shares of Class A common stock offered by this prospectus. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase approximately the same percentage of the additional shares of Class A common stock as the number listed next to the underwriter’s name in the preceding table bears to the total number of shares of Class A common stock listed next to the names of all underwriters in the preceding table. If the underwriters’ over-allotment option is exercised in full, the total price to the public would be $     , the total underwriters’ discounts and commissions paid by us would be $      and the total proceeds to us would be $     .

The following table shows the per share and total underwriting discounts and commissions that we are to pay to the underwriters in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters’ over-allotment option.

	Paid by Us		Total
	No	Full	No	Full
	Exercise	Exercise	Exercise	Exercise

Per Share	$	$	$	$
Total	$	$	$	$

In addition, we estimate that the expenses of this offering other than underwriting discounts and commissions payable by us will be approximately $6.4 million.

The underwriters have informed us that they do not intend sales to discretionary accounts to exceed 5% of the total number of shares of Class A common stock offered by them.

At our request, the underwriters have reserved up to 10% of the shares of Class A common stock to be issued by us and offered by this prospectus for sale, at the initial public offering price, to certain of our senior personnel and individuals employed by or associated with our affiliates. If purchased by these persons, these shares will be subject to a 180-day lock-up restriction. The number of shares of Class A common stock available for sale to the general public will be reduced to the extent these individuals purchase such reserved shares. Any reserved shares that are not so purchased will be offered by the underwriters to the general public on the same basis as the other shares offered by this prospectus. We have agreed to indemnify the underwriters against certain liabilities and expenses, including liabilities under the Securities Act, in connection with the sales of directed shares.

We, our directors and our executive officers have agreed that, subject to specified exceptions, without the prior written consent of Morgan Stanley & Co. Incorporated and Barclays Capital Inc., on behalf of the underwriters, we will not, during the period beginning on the date of this prospectus and ending 180 days thereafter:

•	offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for our common stock;

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of our common stock; or

•	make any demand for or exercise any right with respect to, the registration of any shares of our common stock or any security convertible into or exercisable or exchangeable for our common stock;

whether any such transaction described above is to be settled by delivery of Class A common stock or such other securities, in cash or otherwise.

The 180-day restricted period described in the preceding paragraph will be extended if:

•	during the last 17 days of the 180-day restricted period we issue an earnings release, or material news or a material event relating to us occurs; or

•	prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day restricted period,

in which case the restrictions described in this paragraph will continue to apply until the expiration of the 180-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

Additionally, under the amended and restated stockholders agreement, holders of our common stock who have not signed contractual lock-up agreements with representatives of the underwriters have agreed with us not to transfer shares of our common stock until 180 days after the consummation of this offering without our approval. In turn, we have agreed not to release any of our stockholders from these lock-up agreements prior to the expiration of the 180-day period without the consent of Morgan Stanley & Co. Incorporated and

Barclays Capital Inc. We have also agreed with the underwriters of this offering that we will extend the 180-day lock-up period if, as permitted by the amended and restated stockholders agreement:

•	during the last 17 days of the 180-day restricted period we issue an earnings release, or material news or a material event relating to us occurs; or

•	prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day restricted period, in which case these restrictions will continue to apply until the expiration of the 180-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

The restrictions described in the preceding paragraphs do not apply to:

•	the sale by us of shares to the underwriters in connection with the offering;

•	transactions by any person other than us relating to shares of Class A common stock or other securities convertible or exchangeable into Class A common stock acquired in open market transactions after the completion of the offering of the shares, provided that no filing under Section 16(a) of the Exchange Act, reporting a reduction in beneficial ownership of shares of Class A common stock, shall be required or shall be voluntarily made during the 180-day restricted period; or

•	the transfer of shares of Class A common stock or any security convertible or exchangeable into shares of Class A common stock as a bona fide gift, as a distribution to general or limited partners, stockholders or members of our stockholders, or by will or intestate succession to a member of the immediate family of our stockholders.

With respect to the last bullet, it shall be a condition to the transfer or distribution that the transferee provide prior written notice of such transfer or distribution to Morgan Stanley & Co. Incorporated and Barclays Capital Inc., execute a copy of the lock-up agreement, that no filing by any donee or transferee with the SEC shall be required or shall be made voluntarily in connection with such transfer or distribution and no such transfer or distribution may include a disposition for value.

In order to facilitate this offering of Class A common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the Class A common stock. Specifically, the underwriters may sell more shares than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of shares available for purchase by the underwriters under the over-allotment option. The underwriters can close out a covered short sale by exercising the over-allotment option or by purchasing shares in the open market. In determining the source of shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of shares compared to the price available under the over-allotment option. The underwriters may also sell shares in excess of the over-allotment option, creating a naked short position. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the Class A common stock in the open market after pricing that could adversely affect investors who purchase in this offering. In addition, to stabilize the price of the Class A common stock, the underwriters may bid for and purchase shares of Class A common stock in the open market. Finally, the underwriting syndicate may reclaim selling concessions allowed to an underwriter or a dealer for distributing the Class A common stock in the offering, if the syndicate repurchases previously distributed Class A common stock to cover syndicate short positions or to stabilize the price of the Class A common stock. These activities may raise or maintain the market price of the Class A common stock above independent market levels or prevent or retard a decline in the market price of the Class A common stock. The underwriters are not required to engage in these activities and may end any of these activities at any time.

We have been approved to list our Class A common stock on the New York Stock Exchange under the symbol “BAH.”

We and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities arising out of or based upon material misstatements or omissions.

Prior to this offering, there has been no public market for the shares of Class A common stock. The initial public offering price will be determined by negotiations between us and the representatives of the underwriters. Among the factors to be considered in determining the initial public offering price will be our future prospects and those of our industry in general; sales, earnings and other financial operating information in recent periods; and the price-earnings ratios, price-sales ratios and market prices of securities and certain financial and operating information of companies engaged in activities similar to ours. The estimated initial public offering price range set forth on the cover page of this preliminary prospectus is subject to change as a result of market conditions and other factors. An active trading market for the shares may not develop, and it is possible that after the offering the shares will not trade in the market above their initial offering price. A prospectus in electronic format may be made available on the websites maintained by one or more of the underwriters, and one or more of the underwriters may distribute prospectuses electronically. The underwriters may agree to allocate a number of shares to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters that make Internet distributions on the same basis as other allocations.

Relationships

The underwriters or their affiliates may engage in transactions with, and may perform and have, from time to time, performed investment banking and advisory services for us in the ordinary course of their business and for which they have received or would receive customary fees and expenses. For example, affiliates of Credit Suisse Securities (USA) LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated, Morgan Stanley & Co. Incorporated and Barclays Capital Inc. are acting as lenders and, in some instances, agents under our senior credit facilities. Specifically, affiliates of Credit Suisse Securities (USA) LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated and Barclays Capital Inc. are lenders under the term loan facilities of our senior credit facilities and affiliates of Credit Suisse Securities (USA) LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated, Barclays Capital Inc. and Morgan Stanley & Co. Incorporated are lenders under the revolving facility portion of our senior credit facilities. Affiliates of Credit Suisse Securities (USA) LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated are acting as agents and, in the case of Credit Suisse Securities (USA) LLC, a lender under our mezzanine credit facility. For a description of these facilities, see “Description of Certain Indebtedness.”

Charles O. Rossotti, a member of our board of directors, also serves as a director of Bank of America Corporation, the parent company of Merrill Lynch, Pierce, Fenner & Smith Incorporated, an underwriter of this offering and a member of FINRA.

Lazard Frères and Co. LLC referred this transaction to Lazard Capital Markets LLC and will receive a referral fee from Lazard Capital Markets LLC in connection therewith.

Conflicts of Interest

The net proceeds of this offering will be used to repay a portion of our mezzanine credit facility under which Credit Suisse AG, Cayman Islands Branch, an affiliate of Credit Suisse Securities (USA) LLC, is a lender. Because its affiliate will receive at least 5% of the net proceeds of this offering, Credit Suisse Securities (USA) LLC is deemed to have a “conflict of interest” under NASD Conduct Rule 2720 of FINRA, or FINRA Rule 2720. Accordingly, this offering will be conducted in compliance with the requirements of FINRA Rule 2720, which provides that the nature of the conflict of interest be prominently disclosed and that Credit Suisse Securities (USA) LLC will not make any sales of our Class A common stock to discretionary accounts without express written approval from the account holder.

Selling Restrictions

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each a “Relevant Member State”), each underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the “Relevant Implementation Date”) it has not made and will not make an offer of shares to the public in that Relevant Member State, except that it may, with effect from and including the Relevant Implementation Date, make an offer of shares to the public in that Relevant Member State:

(a) at any time to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

(b) at any time to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

(c) to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining our prior consent for any such offer; or

(d) at any time in any other circumstances which do not require the publication by us of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of the above, the expression an “offer of shares to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe the shares, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in that Relevant Member State.

United Kingdom

Each underwriter has represented and agreed that it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000) received by it in connection with the issue or sale of the shares in circumstances in which Section 21(1) of such Act does not apply to us and it has complied and will comply with all applicable provisions of such Act with respect to anything done by it in relation to any shares in, from or otherwise involving the United Kingdom.

Notice to Prospective Investors in Switzerland

The shares of Class A common stock may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (“SIX”) or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the shares of Class A common stock or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to the offering, the issuer or the shares of Class A common stock has been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of the shares of Class A common stock will not be supervised by, the Swiss Financial Market Supervisory Authority, and the offer of shares of Class A common stock has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (“CISA”). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of shares of Class A common stock.

Notice to Prospective Investors in the Dubai International Financial Centre

This offering memorandum relates to an exempt offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority (“DFSA”). This offering memorandum is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with exempt offers. The DFSA has not approved this offering memorandum nor taken steps to verify the information set forth herein and has no responsibility for the offering memorandum. The securities to which this offering memorandum relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the securities offered should conduct their own due diligence on the securities. If you do not understand the contents of this offering memorandum you should consult an authorized financial advisor.

LEGAL MATTERS

The validity of the Class A common stock offered in this offering will be passed upon for us by Debevoise & Plimpton LLP, New York, New York. Various legal matters relating to this offering will be passed upon for the underwriters by Latham & Watkins LLP, Washington, District of Columbia.

EXPERTS

The audited consolidated financial statements of Booz Allen Hamilton Holding Corporation at March 31, 2010 and 2009, and for the year ended March 31, 2010 and for the eight months ended March 31, 2009, as well as the consolidated statements of operations of Booz Allen Hamilton, Inc. for the four months ended July 31, 2008 and the year ended March 31, 2008, appearing in this prospectus and registration statement have been audited by Ernst & Young LLP, an independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

Prior to Ernst & Young LLP being engaged to provide audit services to the Predecessor, the Predecessor engaged foreign affiliates of Ernst & Young LLP to provide certain legal and tax services at two insignificant foreign subsidiaries that were subsequently spun off with the commercial and international business. These legal and tax services were consistent with the independence requirements of the American Institute of Certified Public Accountants and no public offering was contemplated by the Predecessor while the services were being provided. In connection with the filing of this prospectus and registration statement, the independence rules of the SEC apply to all periods for which audited consolidated financial statements are included in this prospectus and registration statement. Ernst & Young LLP and the Company’s Audit Committee previously determined that the foregoing legal and tax services were inconsistent with the SEC’s independence rules for the year ended March 31, 2008. However, after analysis of these circumstances, Ernst & Young LLP and the Company’s Audit Committee, in consultation with legal counsel, concluded that Ernst & Young LLP’s objectivity and impartiality of judgment had not been impaired with respect to Ernst & Young LLP’s audit engagement. These circumstances and conclusion were reviewed with the Staff of the Office of the Chief Accountant of the SEC, which did not disagree with such conclusion.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form S-1, including exhibits, schedules and amendments filed with the registration statement, under the Securities Act with respect to the shares of Class A common stock being offered. This prospectus does not contain all of the information described in the registration statement and the related exhibits and schedules, portions of which have been omitted as permitted by the rules and regulations of the SEC. For further information with respect to us and the Class A common stock being offered, reference is made to the registration statement and the related exhibits and schedules. With respect to statements contained in this prospectus regarding the contents of any contract or any other document, reference is made to the copy of the contract or other document filed as an exhibit to the registration statement. A copy of the registration statement and the related exhibits, schedules and amendments may be inspected without charge at the public reference facilities maintained by the SEC in Washington D.C. at 100 F Street, N.E., Room 1580, Washington, D.C. 20549, and copies of all or any part of the registration statement may be obtained from these offices upon the payment of the fees prescribed by the SEC. Information on the operation of the Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330. The SEC maintains a website that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The address of the site is http://www.sec.gov.

Upon the completion of this offering, Booz Allen Holding will become subject to the information and periodic reporting requirements of the Exchange Act and, accordingly, will file annual reports containing financial statements audited by an independent public accounting company, quarterly reports containing unaudited financial statements, current reports, proxy statements and other information with the SEC. You will be able to inspect and copy these reports, proxy statements and other information at the public reference facilities maintained by the SEC at the address noted above. You will also be able to obtain copies of this material from the Public Reference Room of the SEC as described above, or inspect them without charge at the SEC’s website. Upon completion of this offering, you will also be able to access, free of charge, our reports filed with the SEC (for example, our Annual Report on Form 10-K, our Quarterly Reports on Form 10-Q and our Current Reports on Form 8-K and any amendments to those forms) through the “Investors” portion of our Internet website (http://www.boozallen.com). Reports filed with or furnished to the SEC will be available as soon as reasonably practicable after they are filed with or furnished to the SEC. Our website is included in this prospectus as an inactive textual reference only. The information found on our website is not part of this prospectus or any report filed with or furnished to the SEC. We intend to provide our stockholders with annual reports containing financial statements audited by an independent accounting company.

INDEX TO THE CONSOLIDATED FINANCIAL STATEMENTS

Page

Report of Independent Registered Public Accounting Firm	F-2
Part I. Financial Information
Item 1. Audited Consolidated Financial Statements
Consolidated Balance Sheets as of March 31, 2009 and 2010 and as of June 30, 2010 (unaudited)	F-3
Consolidated Statements of Operations for the Fiscal Year Ended March 31, 2008, Four Months Ended July 31, 2008, Eight Months Ended March 31, 2009, Fiscal Year Ended March 31, 2010, and Three Months Ended June 30, 2009 and 2010 (unaudited)
F-4
Consolidated Statements of Cash Flows for the Fiscal Year Ended March 31, 2008, Four Months Ended July 31, 2008, Eight Months Ended March 31, 2009, Fiscal Year Ended March 31, 2010, and Three Months Ended June 30, 2009 and 2010 (unaudited)
F-5
Consolidated Statements of Stockholders’ Equity for the Fiscal Year Ended March 31, 2008, Four Months Ended July 31, 2008, Eight Months Ended March 31, 2009, Fiscal Year Ended March 31, 2010, and Three Months Ended June 30, 2009 and 2010 (unaudited)
F-6
Notes to Consolidated Financial Statements	F-8

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of
Booz Allen Hamilton Holding Corporation

We have audited the accompanying consolidated balance sheets of Booz Allen Hamilton Holding Corporation (the Company) as of March 31, 2009 and 2010 and the related consolidated statements of operations, stockholders’ equity and cash flows for the eight-month period ended March 31, 2009 and the year ended March 31, 2010. We have also audited the consolidated statements of operations, stockholders’ equity and cash flows for the year ended March 31, 2008 and the four month period ended July 31, 2008 of Booz Allen Hamilton, Inc. (Predecessor). These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Booz Allen Hamilton Holding Corporation at March 31, 2009 and 2010, and the consolidated results of its operations and its cash flows for the eight months ended March 31, 2009 and the year ended March 31, 2010 in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the Predecessor financial statements referred to above present fairly, in all material respects, the consolidated results of operations and cash flows of Booz Allen Hamilton, Inc. for the year ended March 31, 2008 and the four month period ended July 31, 2008 in conformity with U.S. generally accepted accounting principles.

As discussed in Note 2 to the financial statements, the Company and the Predecessor changed their method of revenue recognition.

McLean, Virginia
June 18, 2010
(except as to the first paragraph of Note 16,
as to which the date is          , 2010)

The foregoing report is in the form that will be signed upon the completion of the stock split as described in the first paragraph of Note 16 to the financial statements.

/s/ Ernst & Young LLP
McLean, Virginia
November 2, 2010

BOOZ ALLEN HAMILTON HOLDING CORPORATION

CONSOLIDATED BALANCE SHEETS

	March 31,		June 30,
	2009	2010	2010
	(As adjusted)		(Unaudited)
	(In thousands, except share
	and per share data)

ASSETS
Current assets:
Cash and cash equivalents	$420,902	$307,835	$300,611
Accounts receivable, net of allowance	925,925	1,018,311	994,926
Prepaid expenses	32,696	32,546	39,554
Other current assets	53,370	11,476	8,642

Total current assets	1,432,893	1,370,168	1,343,733
Property and equipment, net	142,543	136,648	140,635
Accounts receivable	13,051	17,072	17,446
Deferred income taxes	99,378	53,204	36,143
Intangible assets, net	309,477	268,880	261,722
Goodwill	1,141,615	1,163,129	1,161,745
Other long-term assets	43,292	53,122	53,838

Total assets	$3,182,249	$3,062,223	$3,015,262

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Current portion of long-term debt	$15,225	$21,850	$21,850
Accounts payable and other accrued expenses	243,831	354,097	342,708
Accrued compensation and benefits	344,409	385,145	305,404
Deferred revenue	18,186	9,996	10,317
Deferred income taxes	21,934	14,832	14,832

Total current liabilities	643,585	785,920	695,111
Long-term debt, net of current portion	1,220,502	1,546,782	1,542,063
Income tax reserve	99,394	100,178	101,195
Deferred payment obligation	108,969	20,028	21,028
Postretirement obligation	39,809	50,464	51,800
Other long-term liabilities	9,647	49,268	51,389

Total liabilities	2,121,906	2,552,640	2,462,586
Commitments and contingencies (Note 20)
Stockholders’ equity:
Common stock, Class A — $0.01 par value — authorized, 600,000,000 shares; issued and outstanding, 101,316,870 shares at March 31, 2009, 102,922,900 shares at March 31, 2010, and 102,661,610 shares at June 30, 2010	1,013	1,029	1,027
Non-voting common stock, Class B — $0.01 par value — authorized, 16,000,000 shares; issued and outstanding, 2,350,200 shares at March 31, 2009, 2,350,200 shares at March 31, 2010, and 3,053,130 shares at June 30, 2010	24	24	31
Restricted common stock, Class C — $0.01 par value — authorized, 5,000,000 shares; issued and outstanding, 2,028,270 shares at March 31, 2009, 2,028,270 shares at March 31, 2010, and 2,028,270 shares at June 30, 2010	20	20	20
Special voting common stock, Class E — $0.003 par value — authorized, 2,500,000 shares; issued and outstanding, 14,802,880 shares at March 31, 2009, 13,345,880 shares at March 31, 2010, and 14,048,810 shares at June 30, 2010	44	40	42
Additional paid-in capital	1,097,327	525,652	540,487
(Accumulated deficit) Retained earnings	(38,783)	(13,364)	14,805
Accumulated other comprehensive income (loss)	698	(3,818)	(3,736)

Total stockholders’ equity	1,060,343	509,583	552,676

Total liabilities and stockholders’ equity	$3,182,249	$3,062,223	$3,015,262

The accompanying notes are an integral part of these Consolidated Financial Statements.

BOOZ ALLEN HAMILTON HOLDING CORPORATION

CONSOLIDATED STATEMENTS OF OPERATIONS

	Predecessor		The Company
	Fiscal Year	Four Months	Eight Months	Fiscal Year	Three Months	Three Months
	Ended	Ended	Ended	Ended	Ended	Ended
	March 31,	July 31,	March 31,	March 31,	June 30,	June 30,
	2008	2008	2009	2010	2009	2010
	(As adjusted)	(As adjusted)	(As adjusted)		(As adjusted)
					(Unaudited)	(Unaudited)
	(In thousands, except per share data)
Revenue	$3,625,055	$1,409,943	$2,941,275	$5,122,633	$1,229,459	$1,341,929
Operating costs and expenses:
Cost of revenue	2,028,848	722,986	1,566,763	2,654,143	638,690	677,095
Billable expenses	935,459	401,387	756,933	1,361,229	329,681	356,286
General and administrative expenses	474,188	726,929	505,226	811,944	184,734	200,419
Depreciation and amortization	33,079	11,930	79,665	95,763	24,003	19,384

Total operating costs and expenses	3,471,574	1,863,232	2,908,587	4,923,079	1,177,108	1,253,184

Operating income (loss)	153,481	(453,289)	32,688	199,554	52,351	88,745
Interest income	2,442	734	4,578	1,466	515	312
Interest expense	(2,319)	(1,044)	(98,068)	(150,734)	(36,371)	(40,353)
Other expense, net	(1,931)	(54)	(128)	(1,292)	(523)	(619)

Income (loss) from continuing operations before income taxes	151,673	(453,653)	(60,930)	48,994	15,972	48,085
Income tax expense (benefit) from continuing operations	62,693	(56,109)	(22,147)	23,575	7,547	19,916

Income (loss) from continuing operations	88,980	(397,544)	(38,783)	25,419	8,425	28,169
Loss from discontinued operations, net of tax	(71,106)	(848,371)	—	—	—	—

Net income (loss)	$17,874	$(1,245,915)	$(38,783)	$25,419	$8,425	$28,169

Earnings (loss) from continuing operations per common share (Note 3):
Basic	$50.64	$(181.28)	$(0.37)	$0.24	$0.08	$0.26

Diluted	$43.33	$(181.28)	$(0.37)	$0.22	$0.08	$0.23

Earnings (loss) per common share (Note 3):
Basic	$10.17	$(568.13)	$(0.37)	$0.24	$0.08	$0.26

Diluted	$8.70	$(568.13)	$(0.37)	$0.22	$0.08	$0.23

The accompanying notes are an integral part of these Consolidated Financial Statements.

BOOZ ALLEN HAMILTON HOLDING CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Predecessor		The Company
	Fiscal Year	Four Months	Eight Months	Fiscal Year	Three Months	Three Months
	Ended	Ended	Ended	Ended	Ended	Ended
	March 31,	July 31,	March 31,	March 31,	June 30,	June 30,
	2008	2008	2009	2010	2009	2010
					(As adjusted)
					(Unaudited)
						(Unaudited)
	(As adjusted)	(As adjusted)	(As adjusted)
	(In thousands)

Cash flows from operating activities
Net income (loss)	$17,874	$(1,245,915)	$(38,783)	$25,419	$8,425	$28,169
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Loss from discontinued operations, net of taxes	71,106	848,371	—	—	—	—
Depreciation and amortization	33,079	11,930	79,665	95,763	24,003	19,384
Amortization of debt issuance costs	—	—	3,106	5,700	1,219	1,913
Amortization of original issuance discount on debt	—	—	1,480	2,505	575	744
Excess tax benefit from the exercise of stock options	—	—	—	(1,915)	—	(552)
Stock-based compensation expense	35,013	511,653	62,059	71,897	24,812	15,660
Loss on disposition of property and equipment	—	—	166	—	—	—
Deferred income taxes	(39,988)	(54,236)	(22,147)	19,837	6,255	17,585
Changes in assets and liabilities, net of effect of business combination:
Accounts receivable, net	(181,365)	(19,765)	(33,675)	(92,386)	(69,174)	23,385
Income taxes receivable / payable	(35,934)	(70,781)	21,303	(14,429)	1,243	1,437
Prepaid expenses	(6,236)	(4,717)	(26,030)	150	(3,286)	(7,008)
Other current assets	(1,859)	(327)	(6,491)	15,672	2,798	2,570
Other long-term assets	2,627	280	—	(3,742)	(133)	(3,003)
Accrued compensation and benefits	(7,913)	(44,050)	99,094	33,760	(57,693)	(88,764)
Accounts payable and accrued expenses	72,654	57,054	7,186	110,265	(592)	(12,534)
Accrued interest	—	—	10,604	(10,633)	3,947	2,039
Income tax reserve	73,036	(7,220)	1,177	2,483	(239)	(22)
Deferred revenue	2,716	(4,036)	10,499	(8,190)	(6,648)	321
Postretirement obligation	(4,630)	21,793	1,849	6,139	1,015	1,418
Other long-term liabilities	13,611	(26,582)	9,647	12,189	1,762	7,269

Net cash provided by (used in) operating activities of continuing operations	43,791	(26,548)	180,709	270,484	(61,711)	10,011
Net cash provided by (used in) operating activities of discontinued operations	115,650	(160,368)	—	—	—	—

Net cash provided by (used in) operating activities	159,441	(186,916)	180,709	270,484	(61,711)	10,011
Cash flows from investing activities
Purchases of property and equipment	(35,179)	(9,314)	(36,835)	(49,271)	(6,568)	(16,213)
Cash paid in merger transaction, net of cash acquired	—	—	(1,623,683)	—	—	—
Investment in discontinued operations	(3,348)	(153,662)	—	—	—	—
Escrow payments	—	—	—	38,280	—	1,384

Net cash used in investing activities of continuing operations	(38,527)	(162,976)	(1,660,518)	(10,991)	(6,568)	(14,829)
Net cash (used in) provided by investing activities of discontinued operations	(68,516)	58,323	—	—	—	—

Net cash used in investing activities	(107,043)	(104,653)	(1,660,518)	(10,991)	(6,568)	(14,829)
Cash flows from financing activities
Proceeds from issuance of common stock	18,891	—	956,500	—	—	1,002
Cash dividends paid	—	—	—	(612,401)	—	—
Redemption of common stock and Class B common stock	(15,543)	(16,422)		—	—	—
Repayment of debt	(4,761)	—	(251,050)	(16,100)	(3,025)	(5,463)
Proceeds from debt	—	227,534	1,240,300	346,500	—	—
Debt issuance costs	—	—	(45,039)	(15,808)	—	—
Payment of deferred payment obligation	—	—	—	(78,000)	—	—
Excess tax benefits from the exercise of stock options	—	—	—	1,915	—	552
Stock option exercises	—	—	—	1,334	—	1,503

Net cash (used in) provided by financing activities of continuing operations	(1,413)	211,112	1,900,711	(372,560)	(3,025)	(2,406)
Net cash (used in) provided by financing activities of discontinued operations	(5,908)	128,712	—	—	—	—

Net cash (used in) provided by financing activities	(7,321)	339,824	1,900,711	(372,560)	(3,025)	(2,406)
Net increase (decrease) in cash and cash equivalents of continuing operations	3,851	21,588	420,902	(113,067)	(71,304)	(7,224)
Cash and cash equivalents — beginning of period	3,272	7,123	—	420,902	420,902	307,835

Cash and cash equivalents — end of period	$7,123	$28,711	$420,902	$307,835	$349,598	$300,611

Supplemental disclosures of cash flow information
Cash paid during the period for:
Interest	$1,448	$720	$82,879	$126,744	$30,393	$35,444

Income taxes	$19,841	$42,336	$34	$5,474	$464	$215

The accompanying notes are an integral part of these Consolidated Financial Statements.

BOOZ ALLEN HAMILTON HOLDING CORPORATION

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY — PREDECESSOR

	Predecessor
				Retained	Accumulated
		Stock	Additional	Earnings	Other	Total
	Redeemable	Subscription	Paid-In	(Accumulated	Comprehensive	Stockholders’
	Common Stock	Receivable	Capital	Deficit)	Income (Loss)	Equity
	(In thousands, except share data)

Balance at March 31, 2007	$242,963	$—	$—	$16,024	$(15,800)	$243,187

Revenue recognition — cumulative effect of change in accounting principle	—	—	—	28,881	—	28,881

Balance at March 31, 2007 (as adjusted)	242,963	—	—	44,905	(15,800)	272,068

Net income (as adjusted)	—	—	—	17,874	—	17,874
Issuance of redeemable common stock	42,831	—	—	—	—	42,831
Cash dividends	—	—	—	(217)	—	(217)
Redemption of common stock	(15,543)	—	—	—	—	(15,543)
Stock compensation expenses	17,216	—	—	—	—	17,216
Mark to put value for redeemable shares	178	—	—	(178)	—	—
Change in accounting principle for the adoption of ASC 740-10	—	—	—	—	(10,081)	(10,081)
Decrease in minimum pension liability, net of tax of $10,500	—	—	—	—	15,800	15,800
Change in accounting principle for the adoption of ASC 715, net of tax of $17,922	—	—	—	—	(26,883)	(26,883)

Balance at March 31, 2008 (as adjusted)	287,645	—	—	62,384	(36,964)	313,065

Net loss (as adjusted)	—	—	—	(1,245,915)	—	(1,245,915)
Reclassification of liability for share-based payments for shares held over six months	5,479	—	—	—	—	5,479
Dividends declared	—	—	—	(52)	—	(52)
Redemption of redeemable common stock	(16,422)	—	—	—	—	(16,422)
Redemption of common stock marked to redemption value in stock-based compensation	854,494	—	—	—	—	854,494
Redemption of common stock marked to redemption value in equity	180,985	—	—	(180,985)	—	—
Unrealized loss on benefit plan, net of income taxes	—	—	—	—	(846)	(846)
Receivable from shareholders for exercise of stock rights of Booz Allen Hamilton Inc.	—	(87,007)	—	—	—	(87,007)
Distribution of Booz & Company, Inc. common stock to shareholders of Booz Allen Hamilton, Inc.	—	—	—	(134,874)	22,252	(112,622)

Balance at July 31, 2008 (as adjusted)	$1,312,181	$(87,007)	$—	$(1,499,442)	$(15,558)	$(289,826)

The accompanying notes are an integral part of these Consolidated Financial Statements.

BOOZ ALLEN HAMILTON HOLDING CORPORATION

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY — THE COMPANY

	The Company
			Class B		Class C		Class E			(Accumulated	Accumulated
	Class A		Non-Voting		Restricted		Special Voting		Additional	Deficit)	Other	Total
	Common Stock		Common Stock		Common Stock		Common Stock		Paid-In	Retained	Comprehensive	Stockholders’
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Capital	Earnings	Income (Loss)	Equity
	(In thousands, except share data)

Balance at August 1, 2008	—	$—	—	$—	—	$—	—	$—	$—	$—	$—	$—

Exchange of rollover equity	5,641,870	56	2,350,200	24	2,028,270	20	14,802,880	44	79,725	—	—	79,869
Issuance of common stock	95,675,000	957	—	—	—	—	—	—	955,543	—	—	956,500
Net loss	—	—	—	—	—	—	—	—	—	(38,783)	—	(38,783)
Actuarial gain related to employee benefits, net of taxes	—	—	—	—	—	—	—	—	—	—	698	698

Comprehensive loss												(38,085)
Stock compensation expense	—	—	—	—	—	—	—	—	62,059	—	—	62,059

Balance at March 31, 2009	101,316,870	1,013	2,350,200	24	2,028,270	20	14,802,880	44	1,097,327	(38,783)	698	1,060,343

Issuance of common stock	19,070	—	—	—	—	—	—	—	—	—	—	—
Stock options exercised	1,586,960	16	—	—	—	—	(1,457,000)	(4)	1,322	—	—	1,334
Recognition of liability related to future stock option exercises (Note 17)	—	—	—	—	—	—	—	—	(34,408)	—	—	(34,408)
Net income	—	—	—	—	—	—	—	—	—	25,419	—	25,419
Actuarial loss related to employee benefits, net of taxes	—	—	—	—	—	—	—	—	—	—	(4,516)	(4,516)

Comprehensive income												20,903
Stock compensation expense	—	—	—	—	—	—	—	—	71,897	—		71,897
Dividends paid (Notes 1 and 17)	—	—	—	—	—	—	—	—	(612,401)	—		(612,401)
Excess tax benefits from exercise of stock options	—	—	—	—	—	—	—	—	1,915	—	—	1,915

Balance at March 31, 2010	102,922,900	$1,029	2,350,200	$24	2,028,270	$20	13,345,880	$40	$525,652	$(13,364)	$(3,818)	$509,583

Issuance of common stock	89,830	—	—	—	—	—	702,930	2	1,000	—	—	1,002
Stock options exercised	351,810	5	—	—	—	—	—	—	1,498	—	—	1,503
Excess tax benefits from exercise of stock options	—	—	—	—	—	—	—	—	552	—	—	552
Share exchange	(702,930)	(7)	702,930	7	—	—	—	—	—	—	—	—
Recognition of liability related to future stock option exercises (Note 17)	—	—	—	—	—	—	—	—	(3,875)	—	—	(3,875)
Net income	—	—	—	—	—	—	—	—	—	28,169	—	28,169
Actuarial gain related to employee benefits, net of taxes	—	—	—	—	—	—	—	—	—	—	82	82

Comprehensive income												28,251
Stock compensation expense	—	—	—	—	—	—	—	—	15,660	—	—	15,660

Balance at June 30, 2010 (unaudited)	102,661,610	$1,027	3,053,130	$31	2,028,270	$20	14,048,810	$42	$540,487	$14,805	$(3,736)	$552,676

The accompanying notes are an integral part of these Consolidated Financial Statements.

BOOZ ALLEN HAMILTON HOLDING CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2010

1.	OVERVIEW

Our Business

Booz Allen Hamilton Holding Corporation, including its wholly owned subsidiaries (“Holding” or the “Company”), is an affiliate of The Carlyle Group (“Carlyle”) and was incorporated in Delaware in May 2008. The Company and its subsidiaries provide management and technology consulting services primarily to the U.S. government and its agencies in the defense, intelligence, and civil markets. The Company offers clients functional knowledge spanning strategy and organization, analytics, technology and operations, which it combines with specialized expertise in clients’ mission and domain areas to help solve critical problems. The Company reports operating results and financial data in one operating segment. The Company is headquartered in McLean, Virginia, with approximately 23,300 employees as of March 31, 2010.

Spin-off and Merger Transactions

On July 31, 2008, pursuant to a merger agreement (the “Merger Agreement”), the then-existing shareholders of Booz Allen Hamilton, Inc. completed the spin-off of the commercial business to the commercial partners. Effective August 1, 2008, Holding acquired the outstanding common stock of Booz Allen Hamilton, Inc., which consisted of the U.S. government consulting business, through the merger of Booz Allen Hamilton, Inc. with a wholly-owned subsidiary of Holding (the “Merger Transaction” or the “Acquisition”). The Company acquired Booz Allen Hamilton, Inc. for total consideration of $1,828.0 million. As discussed in Note 4, the acquisition consideration was allocated to the acquired net assets, identified intangibles of $353.8 million, and goodwill of $1,163.1 million. Prior to the Merger Transaction, Booz Allen Hamilton, Inc. is referred to as the Predecessor for accounting purposes. The Predecessor’s consolidated financial statements have been presented for fiscal 2008 and the four months ended July 31, 2008. The consolidated financial statements of Holding subsequent to the Merger Transaction, which is referred to as the Company, have been presented from August 1, 2008 through March 31, 2009, for fiscal 2010 and for the three months ended June 30, 2009 and 2010. From May through July 2008, Holding had no operations. As a result, the Company is presented as commencing on August 1, 2008.

In connection with the Acquisition, the Company issued certain shares of its common stock in exchange for shares of the Predecessor. The Officers’ Rollover Stock Plan (the “Rollover Plan”) was adopted as a mechanism to enable the exchange of a portion of previous equity interests in the Predecessor for equity interests in Holding. Common Stock owned by the Predecessor’s U.S. government consulting partners were exchanged for Class A Common Stock of Holding, while common stock owned by a limited number of the Predecessor’s commercial consulting partners were exchanged for Class B Non-Voting Common Stock of Holding. Fully vested shares of the Predecessor were exchanged for vested shares of the Company, with a fair value of $79.7 million. This amount was included as a component of the total acquisition consideration. The Company also exchanged restricted shares and options for previously issued and outstanding stock rights of the Predecessor held by the Predecessor’s U.S. government consulting partners. The Predecessor’s commercial consulting partners exercised their previously outstanding stock rights and received cash for the underlying shares surrendered. Based on the vesting terms of the Company’s newly issued Class C Restricted Common Stock and the new options granted under the Rollover Plan, the fair value of the issued awards of $147.4 million is being recognized as compensation expense by the Company subsequent to the Acquisition, as discussed further in Note 17.

In connection with the Merger Transaction, the Company entered into a senior secured credit agreement (the “Senior Secured Agreement”) and a mezzanine credit agreement (the “Mezzanine Credit Agreement”) for a total amount of $1,240.3 million. The total debt proceeds received by the Company at Closing were net of debt issuance costs of $45.0 million and original issue discount on the debt of $19.7 million. Prior to the Merger Transaction, the Predecessor had an outstanding line of credit of $245.0 million. The Company paid off the Predecessor’s line of credit with proceeds from the financing. In addition to the debt used to finance

BOOZ ALLEN HAMILTON HOLDING CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

the Company’s acquisition of Booz Allen Hamilton, Inc., Carlyle, along with a consortium of other investors, provided $956.5 million in cash in exchange for equity interests in the Company.

Recapitalization Transaction and Repricing

On December 11, 2009, the Company consummated a recapitalization transaction (the “Recapitalization Transaction”), which included amendments of the Senior Secured Agreement to include a new term loan (“Tranche C”) with $350.0 million of principal, and the Mezzanine Credit Agreement primarily to allow for the recapitalization and payment of a special dividend. This special dividend was declared by the Company’s Board of Directors on December 7, 2009, to be paid to holders of record as of December 8, 2009. Net proceeds from Tranche C of $341.3 million less transaction costs of $13.2 million, along with cash on hand of $321.9 million, were used to fund a partial payment of the Company’s deferred payment obligation (“DPO”) in the amount of $100.4 million, and a dividend payment of $4.642 per share, or $497.5 million, which was paid on all issued and outstanding shares of Holding’s Class A Common Stock, Class B Non-Voting Common Stock, and Class C Restricted Common Stock. As required by the Officers’ Rollover Stock Plan and the Equity Incentive Plan, the exercise price per share of each outstanding option was reduced. Because the reduction in per share value exceeded the exercise price for certain of the options granted under the Officers’ Rollover Stock Plan, the exercise price for those options was reduced to the $0.01 par value of the shares issuable on exercise, and the holders became entitled to receive a cash payment equal to the excess of the reduction in per share value over the reduction in exercise price to the par value. The difference between one cent and the reduced value for shares vested and not yet exercised of approximately $54.4 million will be paid in cash upon exercise of the options. As of March 31, 2010, the Company reported $27.4 million in other long-term liabilities and $7.0 million in accrued compensation and benefits in the consolidated balance sheets for the portion of stock-based compensation recognized as of March 31, 2010, which is reflective of the options vested with an exercise price of one cent. Transaction fees incurred in connection with the Recapitalization Transaction were approximately $22.4 million, of which approximately $15.8 million were deferred financing costs and will be amortized over the lives of the loans. Refer to Note 10 for further discussion of the DPO, Note 11 for further discussion of the amended credit agreements, Note 12 for further discussion of the accounting for deferred financing costs, and Note 17 for further discussion of the December 2009 dividend and associated future cash payments as related to stock options.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, and have been prepared in accordance with accounting principles generally accepted in the United States (“GAAP”). All intercompany balances and transactions are eliminated in consolidation.

The operating results of the global commercial business that was spun off by the Predecessor effective July 31, 2008 have been presented as discontinued operations in the Predecessor’s consolidated financial statements and the related notes included in these financial statements. These operations and cash flows are clearly distinguished from the continuing business, the operations have been disposed of, and there was no continuing involvement in the operations after August 1, 2008.

The statement of cash flows for the year ended March 31, 2008 reflects the reclassification of certain amounts resulting in an increase of $3.3 million in net cash used in financing activities of continuing operations and a corresponding decrease in net cash used in investing activities of continuing operations.

The Company’s fiscal year ends on March 31 and unless otherwise noted, references to fiscal year or fiscal are for fiscal years ended March 31. The accompanying audited financial statements present the financial position of the Company as of March 31, 2009 and 2010, the Company’s results of operations for the eight months ended March 31, 2009 and fiscal 2010, and the Predecessor’s results of operations for fiscal 2008 and four months ended July 31, 2008.

BOOZ ALLEN HAMILTON HOLDING CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Unaudited Interim Financial Information

The accompanying unaudited interim consolidated balance sheet as of June 30, 2010, the consolidated statements of operations and cash flows for the three months ended June 30, 2009 and 2010, and the consolidated statement of stockholders’ equity for the three months ended June 30, 2010 are unaudited. These unaudited interim consolidated financial statements have been prepared in accordance with GAAP. In the opinion of the Company’s management, the unaudited interim consolidated financial statements have been prepared on the same basis as the audited consolidated financial statements and include all adjustments necessary for the fair presentation of the Company’s statement of financial position, results of operations, and its cash flows for the three months ended June 30, 2009 and 2010. The results for the three months ended June 30, 2010 are not necessarily indicative of the results to be expected for the year ending March 31, 2011. All references to June 30, 2010 or to the three months ended June 30, 2009 and 2010 in the notes to the consolidated financial statements are unaudited.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting periods. Areas of the financial statements where estimates may have the most significant effect include allowance for doubtful accounts, contractual and regulatory reserves, lives of tangible and intangible assets, impairment of long-lived and other assets, realization of deferred tax assets, accrued liabilities, revenue recognition, bonus and other incentive compensation, stock-based compensation, provisions for income taxes, and postretirement obligations. Actual results experienced by the Company may differ materially from management’s estimates.

Change in Accounting Principle

In fiscal 2010, the Company and the Predecessor changed their methodology of recognizing revenue for all U.S. government contracts to apply the accounting guidance of Financial Accounting Standards Board (“FASB”) Accounting Standards Codificationtm (“ASC” or “the Codification”) Subtopic 605-35, as directed by ASC Topic 912, which permits revenue recognition on a percentage-of-completion basis. Previously, the Company applied this guidance only to contracts related to the construction or development of tangible assets. For contracts not related to those activities, the Company had applied the general revenue recognition guidance of Staff Accounting Bulletin (“SAB”) Topic 13, Revenue Recognition. Upon contract completion, both methods yield the same results, but the Company believes that the application of contract accounting under ASC 605-35 to contracts not related to the construction or development of tangible assets is preferable to the application of contract accounting under SAB Topic 13 based on the fact that the percentage-of-completion model utilized under ASC 605-35 is a recognized accounting model, that better reflects the economics of a U.S. government contract during the contract performance period. The only material financial statement impact of the revenue recognition change was the recognition of award fees over the performance period. The Company concluded that this change is appropriate as the award fees earned by the Company are estimable based on historical information and management’s monitoring of fees earned and is reflective of the economics of such contracts.

All prior periods presented have been retrospectively adjusted to apply the new method of accounting. The cumulative effect of this change represents the difference between the amount of retained earnings at the beginning of the period of change and the amount of retained earnings that would have been reported at the date if the new accounting principle had been applied retroactively for all prior periods. The cumulative effect of the change in accounting principle on periods prior to those presented of $28.9 million has been reflected as an adjustment to the opening balance of retained earnings, net of tax, as of April 1, 2007.

BOOZ ALLEN HAMILTON HOLDING CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The table below presents the impact of the change in this accounting principle on accounts receivable, net, accounts payable and other accrued expenses, revenue, net earnings (loss), and net earnings (loss) per share as if the change had been in place throughout all periods presented (in thousands, except per share data):

	Predecessor		The Company
	Fiscal Year	Four Months	Eight Months	Fiscal Year	Three Months
	Ended	Ended	Ended	Ended	Ended
	March 31,	July 31,	March 31,	March 31,	June 30,
	2008	2008	2009	2010	2009
Impact of change in application of accounting principle applied retrospectively:
Accounts receivable, net	$842,593	$876,280	$883,311	$980,095	$952,244
Impact of change in revenue recognition	55,175	41,253	42,614	38,216	42,855

Accounts receivable, net, as adjusted	$897,768	$917,533	$925,925	$1,018,311	$995,099

Accounts payable and other accrued expenses	$187,096	$244,024	$234,412	$344,678	$231,609
Impact of change in revenue recognition	9,443	8,813	9,419	9,419	11,632

Accounts payable and other accrued expenses, as adjusted	$196,539	$252,837	$243,831	$354,097	$243,241

Revenue	$3,625,951	$1,423,865	$2,912,610	$5,121,895	$1,225,612
Impact of change in revenue recognition	(896)	(13,922)	28,665	738	3,847

Revenue, as adjusted	$3,625,055	$1,409,943	$2,941,275	$5,122,633	$1,229,459

Net earnings (loss) from continuing operations	$90,175	$(389,497)	$(55,770)	$24,681	$6,791
Impact of change in revenue recognition	(1,195)	(8,047)	16,987	738	1,634

Net earnings (loss) from continuing operations, as adjusted	$88,980	$(397,544)	$(38,783)	$25,419	$8,425

Net earnings (loss)	$19,069	$(1,237,868)	$(55,770)	$24,681	$6,791
Impact of change in revenue recognition	(1,195)	(8,047)	16,987	738	1,634

Net earnings (loss), as adjusted	$17,874	$(1,245,915)	$(38,783)	$25,419	$8,425

Net earnings (loss) from continuing operations per share:
Basic	$51.32	$(177.61)	$0.53	$0.23	$0.06

Diluted	$43.92	$(177.61)	$0.53	$0.21	$0.06

Impact of change in revenue recognition per share:
Basic	$(0.68)	$(3.67)	$0.16	$0.01	$0.02

Diluted	$(0.59)	$(3.67)	$0.16	$0.01	$0.02

Net earnings (loss) from continuing operations per share, as adjusted:
Basic	$50.64	$(181.28)	$0.37	$0.24	$0.08

Diluted	$43.33	$(181.28)	$0.37	$0.22	$0.08

Net earnings (loss) per share:
Basic	$10.85	$(564.46)	$0.53	$0.23	$0.06

Diluted	$9.29	$(564.46)	$0.53	$0.21	$0.06

Impact of change in revenue recognition per share:
Basic	$(0.68)	$(3.67)	$0.16	$0.01	$0.02

Diluted	$(0.59)	$(3.67)	$0.16	$0.01	$0.02

Net earnings (loss) per share, as adjusted:
Basic	$10.17	$(568.13)	$0.37	$0.24	$0.08

Diluted	$8.70	$(568.13)	$0.37	$0.22	$0.08

BOOZ ALLEN HAMILTON HOLDING CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Revenue Recognition

The majority of the Company’s revenue is derived from services and solutions provided to the U.S. government and its agencies, primarily by the Company’s employees and, to a lesser extent, subcontractors. The Company generates its revenue from the following types of contractual arrangements: cost-plus-fee contracts, time-and-materials contracts, and fixed-price contracts.

Revenue on cost-plus-fee contracts is recognized as services are performed, generally based on the allowable costs incurred during the period plus any recognizable earned fee. The Company considers fixed fees under cost-plus-fee contracts to be earned in proportion to the allowable costs incurred in performance of the contract. For cost-plus-fee contracts that include performance-based fee incentives, which are principally award fee arrangements, the Company recognizes income when such fees are probable and estimable. Estimates of the total fee to be earned are made based on contract provisions, prior experience with similar contracts or clients, and management’s monitoring of the performance on such contracts. Contract costs, including indirect expenses, are subject to audit by the Defense Contract Audit Agency and, accordingly, are subject to possible cost disallowances.

Revenue for time-and-materials contracts is recognized as services are performed, generally on the basis of contract allowable labor hours worked multiplied by the contract-defined billing rates, plus allowable direct costs and indirect cost burdens associated with materials used in and other direct expenses incurred in connection with the performance of the contract.

Revenue on fixed-price completion contracts is recognized using percentage-of-completion based on actual costs incurred relative to total estimated costs for the contract. These estimated costs are updated during the term of the contract, and may result in revision by the Company of recognized revenue and estimated costs in the period in which they are identified. Profits on fixed-price contracts result from the difference between incurred costs and revenue earned.

Contract accounting requires significant judgment relative to assessing risks, estimating contract revenue and costs, and making assumptions for schedule and technical issues. Due to the size and nature of many of the Company’s contracts, developing total revenue and cost at completion requires the use of estimates. Contract costs include direct labor and billable expenses, as well as an allocation of allowable indirect costs. Billable expenses is comprised of subcontracting costs and other “out of pocket” costs that often include, but are not limited to, travel-related costs and telecommunications charges. The Company recognizes revenue and billable expenses from these transactions on a gross basis. Assumptions regarding the length of time to complete the contract also include expected increases in wages and prices for materials. Estimates of total contract revenue and costs are monitored during the term of the contract and are subject to revision as the contract progresses. Anticipated losses on contracts are recognized in the period they are deemed probable and can be reasonably estimated.

The Company’s contracts may include the delivery of a combination of one or more of the Company’s service offerings. In these situations, the Company determines whether such arrangements with multiple elements should be treated as separate units of accounting, with revenue allocated to each element of the arrangement based on the fair value of each element.

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand and highly liquid investments having an original maturity of three months or less. The Company’s investments consist primarily of institutional money market funds and U.S. Treasury securities. The Company’s investments are carried at cost, which approximates fair value. The Company maintains its cash and cash equivalents in bank accounts that, at times, exceed the federally insured limits. The Company has not experienced any losses in such accounts.

BOOZ ALLEN HAMILTON HOLDING CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Valuation of Accounts Receivable

The Company maintains allowances for doubtful accounts against certain billed receivables based upon the latest information regarding whether invoices are ultimately collectible. Assessing the collectability of customer receivables requires management judgment. The Company determines its allowance for doubtful accounts by specifically analyzing individual accounts receivable, historical bad debts, customer credit-worthiness, current economic conditions, and accounts receivable aging trends. Valuation reserves are periodically re-evaluated and adjusted as more information about the ultimate collectability of accounts receivable becomes available. Upon determination that a receivable is uncollectible, the receivable balance and any associated reserve are written off.

Concentrations of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash equivalents and accounts receivable. The Company’s cash equivalents are generally invested in U.S. government insured money market funds and Treasury bills. The Company believes that credit risk, with respect to accounts receivable, are limited as they are primarily U.S. government receivables.

As of March 31, 2009, March 31, 2010, and June 30, 2010, the Company had no derivative financial instruments.

Property and Equipment

Property and equipment are stated at cost, and the balances are presented net of depreciation. The cost of software purchased or internally developed is capitalized. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets. Furniture and equipment is depreciated over five to ten years, computer equipment is depreciated over three years, and software purchased or developed for internal use is depreciated over one to three years. Leasehold improvements are amortized over the shorter of the useful life of the asset or the lease term. Maintenance and repairs are charged to expense as incurred.

Goodwill

Goodwill is the amount by which the cost of acquired net assets in a business acquisition exceeds the fair value of net identifiable assets on the date of purchase. The Company assesses goodwill for impairment on at least an annual basis on January 1, and whenever impairment indicators are present in events or changes in circumstances indicate that the carrying value of the asset may not be recoverable. The Company defines its reporting unit as its operating segment. The Company considers itself to be a single reporting segment, as discussed in Note 21, and operating unit structure given that the Company is managed and operated as one business. There were no impairment charges for the eight months ended March 31, 2009 or fiscal 2010.

Intangible Assets

Intangible assets consist of trade name, contract backlog, and favorable lease terms. Trade name is not amortized, but is tested annually for impairment. Contract backlog is amortized over the expected backlog life based on projected future cash flows of approximately nine years. Favorable lease terms are amortized over the remaining contractual terms of approximately five years.

Valuation of Long-Lived Assets

The Company reviews its long-lived assets, including property and equipment and intangible assets with finite lives, for impairment whenever events or changes in circumstances indicate that the carrying amounts of the assets may not be fully recoverable or that the useful lives are no longer appropriate. If the total of the expected undiscounted future net cash flows expected to result from the use and eventual disposition of the asset is less than its carrying amount, a loss is recorded for the amount required to reduce the carrying amount to fair value. There were no impairment charges for the eight months ended March 31, 2009, or fiscal 2010.

BOOZ ALLEN HAMILTON HOLDING CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Foreign Currency Transactions

Foreign currency gains (losses) are reported as a component of other expense, net in the accompanying consolidated statements of operations. For fiscal 2008, four months ended July 31, 2008, eight months ended March 31, 2009, and fiscal 2010, net exchange (losses) gains were approximately $(529,000), $(53,000) , $49,000, and $(105,000), respectively.

Income Taxes

Deferred tax assets and liabilities are recorded to recognize the expected future tax benefits or costs of events that have been, or will be, reported in different years for financial statement purposes than for tax purposes. Deferred tax assets and liabilities are computed based on the difference between the financial statement and tax basis of assets and liabilities using enacted tax rates and laws for the years in which these items are expected to reverse. If management determines that a deferred tax asset is not “more likely than not” to be realized, an offsetting valuation allowance is recorded, reducing income and the deferred tax asset in that period. Management records valuation allowances primarily based on an assessment of historical earnings and future taxable income that incorporates prudent, feasible tax-planning strategies. The Company assesses deferred tax assets on an individual jurisdiction basis. The Company reviews tax laws, regulations, and related guidance on an ongoing basis in order to properly record any uncertain tax liabilities.

Comprehensive Income

Comprehensive income is the change in equity of a business enterprise during a period from transactions and other events and circumstances from nonowner sources. Comprehensive income is presented in the consolidated statements of stockholders’ equity. Accumulated other comprehensive income as of March 31, 2009, March 31, 2010 and June 30, 2010, consisted of unrealized gains (losses) on the Company’s defined and postretirement benefit plans.

Stock-Based Compensation

Share-based payments to employees are recognized in the consolidated statements of operations based on their grant date fair values with the expense being recognized over the requisite service period. The Company uses the Black-Scholes model to determine the fair value of its awards at the time of the grant.

Redeemable Common Stock

Prior to the Merger Transaction, the Predecessor had Redeemable Common Stock. Shares of Redeemable Common Stock issued upon exercise of rights granted prior to April 1, 2006 were marked to the redemption amount at the end of each reporting period with changes recorded in stock-based compensation expense. For shares of Redeemable Common Stock issued upon exercise of rights granted on or after April 1, 2006, the Redeemable Common Stock was marked to the redemption amount through stock-based compensation expense until such shares had been outstanding for six months. After such time, changes in the redemption amount were recorded as a component of stockholders’ equity.

Defined Benefit Plan and Other Postretirement Benefits

The Company recognizes the underfunded status of pension and other postretirement benefit plans on the consolidated balance sheets. Gains and losses, prior service costs and credits, and any remaining transition amounts that have not yet been recognized through net periodic benefit cost will be recognized in accumulated other comprehensive income, net of tax effects, until they are amortized as a component of net periodic cost. The measurement date, the date at which the benefit obligation and plan assets are measured, is the Company’s fiscal year end.

BOOZ ALLEN HAMILTON HOLDING CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Self-Funded Medical Plans

The Company maintains self-funded medical insurance. Self-funded plans include a health maintenance organization, preferred provider organization, point of service, qualified point of service, and traditional choice. Further, self-funded plans also include prescription drug benefits. The Company records an incurred but unpaid claim liability in the accrued compensation and benefits line of the consolidated balance sheets for self-funded plans based on an external actuarial valuation.

Estimates are calculated as the midpoint of reasonable ranges. Primary data that drives this estimate is based on claims and enrollment data received provided by a third party valuation firm for medical and pharmacy related costs. These reports detail claims paid and incurred through one month prior to the quarter end.

Deferred Compensation Plan

The Company accounts for its deferred compensation plan on an accrual basis, in accordance with the terms of the underlying contract. To the extent the terms of the contract attribute all or a portion of the expected future benefit to an individual year of the employee’s service, the cost of the benefits are recognized in that year. Therefore, the Company estimates that the cost of any and all future benefits that are expected to be paid as a result of the deferred compensation and expenses the present value of those costs in the year as services are provided.

Fair Value Measurements

The accounting standard for fair value measurements defines fair value, establishes a market-based framework or hierarchy for measuring fair value, and expands disclosures about fair value measurements. The standard establishes a three-tier value hierarchy, which prioritizes the inputs used in measuring fair value as follows: observable inputs such as quoted prices in active markets (“Level 1”); inputs other than the quoted prices in active markets that are observable either directly or indirectly (“Level 2”); and observable inputs in which there is little or no market data, which requires the Company to develop its own assumptions (“Level 3”).

New Accounting Pronouncements

During the fiscal year ended March 31, 2010, the Company adopted the following accounting pronouncements, none of which had a material impact on the Company’s present or historical consolidated financial statements:

During June 2009, the FASB approved the Codification as the single source of authoritative nongovernmental U.S. generally accepted accounting principles. The Codification reorganizes thousands of pronouncements into roughly 90 accounting topics and displays the topics using a consistent structure. All existing accounting standard documents are superseded, and all other accounting literature not included in the Codification is considered nonauthoritative. The Codification became effective for interim and annual periods ending after September 15, 2009. The Codification did not have a material impact on the Company’s results of operations or financial position.

During December 2007, the FASB issued ASC 805, Business Combinations, which the Company adopted effective January 1, 2009. This guidance replaced existing guidance and significantly changed accounting and reporting relative to business combinations in consolidated financial statements, including requirements to recognize acquisition-related transaction costs and post acquisition restructuring costs in the results of operations as incurred. There was not a material impact to the Company’s consolidated financial statements upon adoption of this standard. Any future business combinations will be presented in accordance with ASC 805, but the nature and magnitude of the specific effects will depend on the nature, terms and size of the acquisitions. Additionally, ASC 805 changes the accounting for uncertain tax positions that are settled subsequent to adoption, but relate to preacquisition tax contingencies that

BOOZ ALLEN HAMILTON HOLDING CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

existed prior to the adoption of ASC 805. To the extent that the Company’s established tax contingencies are realized at an amount greater or less than the contingency recorded, this adoption could materially impact the Company’s results of operations.

During June 2009, the FASB issued ASC 855, Subsequent Events, which the Company adopted effective June 30, 2009. This guidance establishes general standards of accounting for, and disclosures of, events that occur after the balance sheet date but before the financial statements are issued. During February 2010, the FASB amended the evaluation and disclosure requirements for subsequent events for companies that are not required to file with the U.S. Securities and Exchange Commission. The Company adopted the amended subsequent event requirements effective March 31, 2010. There was no material impact to the Company’s consolidated financial statements upon adoption of the original or amended standard.

In October 2009, the FASB issued Accounting Standards Update No. 2009-13, Multiple-Deliverable Revenue Arrangements, which amends ASC 605, Revenue Recognition. The guidance relates to the determination of when the individual deliverables included in a multiple-element arrangement may be treated as separate units of accounting and modifies the manner in which the transaction consideration is allocated across the individual deliverables, thereby affecting the timing of revenue recognition. The guidance also expands the disclosure requirements for revenue arrangements with multiple deliverables. The guidance will be effective beginning on April 1, 2011, and may be applied retrospectively for all periods presented or prospectively to arrangements entered into or materially modified after the adoption date. Early adoption is permitted provided that the guidance is retroactively applied to the beginning of the year of adoption. The Company is currently assessing the potential effect, if any, on its consolidated financial statements.

3.	EARNINGS PER SHARE

The Company computes basic and diluted per share amounts based on net income (loss) for the periods presented. The Company uses the weighted average number of common shares outstanding during the period to calculate basic earnings (loss) per share. Diluted EPS is computed similar to basic EPS, except the weighted average number of shares outstanding is increased to include the dilutive effect of outstanding common stock options and other stock-based awards.

The Company currently has outstanding shares of Class A Common Stock, Class B Non-Voting Common Stock, Class C Restricted Common Stock, and Class E Special Voting Common Stock. Class E shares are not included in the calculation of EPS as these shares represent voting rights only and are not entitled to participate in dividends or other distributions.

BOOZ ALLEN HAMILTON HOLDING CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

A reconciliation of the income (loss) used to compute basic and diluted EPS for the periods presented are as follows (in thousands, except share and per share amounts):

	Predecessor		The Company
	Fiscal Year	Four Months	Eight Months	Fiscal Year	Three Months	Three Months
	Ended	Ended	Ended	Ended	Ended	Ended
	March 31,	July 31,	March 31,	March 31,	June 30,	June 30,
	2008	2008	2009	2010	2009	2010
Earnings (loss) from continuing operations for basic and diluted computations	$88,980	$(397,544)	$(38,783)	$25,419	$8,425	$28,169
Earnings (loss) for basic and diluted computations	17,874	(1,245,915)	(38,783)	25,419	8,425	28,169
Weighted-average Class A Common Stock outstanding	1,757,000	2,193,000	101,316,870	102,099,180	101,320,710	102,747,480
Weighted-average Class B Non-Voting Common Stock outstanding	—	—	2,350,200	2,350,200	2,350,200	2,666,900
Weighted-average Class C Restricted Common Stock outstanding	—	—	2,028,270	2,028,270	2,028,270	2,028,270

Total weighted-average common shares outstanding for basic computations	1,757,000	2,193,000	105,695,340	106,477,650	105,699,180	107,442,650
Dilutive stock options and restricted stock	296,338	—	—	9,750,730	5,858,340	13,512,970

Average number of common shares outstanding for diluted computations	2,053,338	1,293,000	105,695,340	116,228,380	111,557,520	120,955,620

Earnings (loss) from continuing operations per common share
Basic	$50.64	$(181.28)	$(0.37)	$0.24	$0.08	$0.26

Diluted	$43.33	$(181.28)	$(0.37)	$0.22	$0.08	$0.23

Earnings (loss) per common share
Basic	$10.17	$(568.13)	$(0.37)	$0.24	$0.08	$0.26

Diluted	$8.70	$(568.13)	$(0.37)	$0.22	$0.08	$0.23

4.	BUSINESS COMBINATION

The Company acquired the outstanding common stock of Booz Allen Hamilton, Inc. effective August 1, 2008. The purchase price was $1,828.0 million as of March 31, 2010. Pursuant to the Merger Agreement, spin-off, indemnification and working capital escrow accounts in the amounts of $15.0 million, $25.0 million, and $50.0 million, respectively, were established for a period of one year from the date of the closing or until all outstanding claims made against the escrow accounts are resolved, whichever is later. As of March 31, 2010, payments in the aggregate amount of $52.5 million were made out of the escrow accounts, of which $13.0 million has been released to selling shareholders.

In connection with the Merger Transaction, the Company established a DPO of $158.0 million, of which $78.0 million was set aside to be paid in full to the selling shareholders. As discussed in Note 10, on December 11, 2009, in connection with the Recapitalization Transaction, $100.4 million was paid to the selling shareholders, of which $78.0 million was the repayment of that portion of the DPO, with

BOOZ ALLEN HAMILTON HOLDING CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

approximately $22.4 million representing accrued interest. The DPO also was established for additional consideration for the selling shareholders of up to $80.0 million plus accrued interest, payable by the tenth anniversary of the July 31, 2008 Merger Transaction closing date, and following favorable settlement of any indemnified pre-acquisition contingency claims made against the DPO. As of March 31, 2009 and 2010, $59.6 million and $62.4 million, respectively, may be indemnified under the DPO. As the indemnified claims are settled favorably, any amount remaining after settlement will be reflected as an increase in the DPO. An adjustment to the purchase price equal to the DPO adjustment will be recorded as additional consideration to be paid to the selling shareholders. As of March 31, 2009 and 2010, there were no significant settled claims and, accordingly, no adjustments to purchase price. Refer to note 10 for further discussion of the DPO.

As discussed in Note 1, the total purchase price was allocated to net tangible and identifiable intangible assets based on their estimated fair values as of the effective date of the acquisition. In allocating the purchase price, the Company considered, among other factors, its intention for future use of acquired assets, analysis of historical financial performance, and estimates of future performance of contracts. The components of intangible assets associated with the acquisition were contract backlog, favorable lease terms, and trade name, valued at $160.8 million, $2.8 million, and $190.2 million, respectively. Trade name, an indefinite lived intangible, represents the estimated fair value for all trade names and trademarks employed by the Company as of the closing date. Backlog consists of services that the Company is committed to fulfill according to the terms of its contracts and task orders. Favorable lease terms represent the differential between the payment terms of in-place leases and market lease rates. Backlog and favorable lease terms are amortized over nine and five years, respectively.

Purchase Price Allocation

The following table represents the purchase price allocation which includes the resolution of certain working capital, tax adjustments and purchase negotiation matters during fiscal 2010 (in thousands):

Current assets	$1,009,589
Property and equipment	141,219
Other noncurrent assets	40,289
Current liabilities	(489,611)
Notes payable, current and long-term	(245,000)
Other long-term liabilities	(145,417)

Net assets acquired	311,069
Definite-lived intangible assets acquired	163,600
Indefinite-lived intangible assets acquired	190,200
Goodwill	1,163,129

Total purchase price	$1,827,998

The following unaudited pro forma combined condensed statement of income sets forth the consolidated results of operations of the Company as if the above described acquisition had occurred at April 1, 2008. The

BOOZ ALLEN HAMILTON HOLDING CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

unaudited pro forma information does not purport to be indicative of the actual results that would have occurred if the combination had occurred at this earlier date (in thousands, except per share amounts):

Fiscal Year Ended
March 31, 2009

Revenue	$4,351,218
Net loss	(49,441)
Loss per common share:
Basic	$(0.47)
Diluted	$(0.47)

5.	GOODWILL AND OTHER INTANGIBLE ASSETS

Goodwill

As of March 31, 2009, March 31, 2010, and June 30, 2010, goodwill was $1,141.6 million, $1,163.1 million, and $1,161.7 million, respectively. Goodwill, which is associated with the Merger Transaction, was primarily attributed to the employees of the Company, their presence in the marketplace, and the value paid for by companies that operate in the Company’s industry (see Note 4). The change in the carrying amount of goodwill is attributable to the resolution of certain working capital, tax adjustments and purchase negotiation matters during fiscal 2010 and the three months ended June 30, 2010.

The Company performed an annual valuation of indefinite-lived intangible assets including goodwill as of January 1, 2010, noting no impairment. Goodwill was assessed for the Company’s one reporting unit utilizing a two-step methodology. The first step requires the Company to estimate the fair value of its reporting unit and compare it to the carrying value. If the carrying value of a reporting unit were to exceed its fair value, the goodwill of that reporting unit would be potentially impaired, and the Company would proceed to step two of the impairment analysis. In step two of the impairment analysis, the Company would measure and record an impairment loss equal to the excess of the carrying value of the reporting unit’s goodwill over its implied fair value should such a circumstance arise. The outcome of the first step of the Company’s test indicated that there was no potential impairment, and therefore the second step of the test was not required. The trademark was evaluated as an indefinite life intangible asset prior to the testing of goodwill. At January 1, 2010, the fair value of the Company’s goodwill and trademark each exceeded their carrying value. There were no additional events or changes that indicated any impairment as of March 31, 2010.

Other Intangible Assets

The following tables set forth information for intangible assets (in thousands):

	As of March 31, 2009			As of March 31, 2010			As of June 30, 2010
	Gross		Net	Gross		Net	Gross		Net
	Carrying	Accumulated	Carrying	Carrying	Accumulated	Carrying	Carrying	Accumulated	Carrying
	Value	Amortization	Value	Value	Amortization	Value	Value	Amortization	Value

Amortized Intangible Assets
Contract backlog	$160,800	$43,613	$117,187	$160,800	$83,405	$77,395	$160,800	$90,379	$70,421
Favorable leases	2,800	710	2,090	2,800	1,515	1,285	2,800	1,699	1,101

Total	$163,600	$44,323	$119,277	$163,600	$84,920	$78,680	$163,600	$92,078	$71,522
Unamortized Intangible Assets
Trade name	$190,200	$—	$190,200	$190,200	$—	$190,200	$190,200	$—	$190,200

Total	$353,800	$44,323	$309,477	$353,800	$84,920	$268,880	$353,800	$92,078	$261,722

As a result of the Merger Transaction, amortization expense for the eight months ended March 31, 2009 and fiscal 2010, was $44.3 million and $40.6 million, respectively. Amortization expense for the three months ended June 30, 2009 and 2010 was $10.1 million and $7.2 million, respectively. There were no intangible

BOOZ ALLEN HAMILTON HOLDING CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

assets prior to the Merger Transaction. The following table summarizes the estimated annual amortization expense for future periods indicated below (in thousands):

For the Fiscal Year Ending March 31,

2011	$28,645
2012	16,364
2013	12,549
2014	8,450
2015	4,225
Thereafter	8,447

$78,680

The Company reviews its long-lived assets, including property and equipment and intangible assets, for impairment whenever events or changes in circumstances indicate that the carrying amounts of the assets may not be fully recoverable. If the total of the expected undiscounted future net cash flows is less than the carrying amount of the asset, a loss is recognized for the difference between the fair value and carrying amount of the asset. There were no impairment charges for the eight months ended March 31, 2009 or fiscal 2010.

6.	ACCOUNTS RECEIVABLE

Accounts receivable, net consisted of the following (in thousands):

	March 31,		June 30,
	2009	2010	2010
			(Unaudited)

Accounts receivable — billed	$460,215	$437,256	$453,362
Accounts receivable — unbilled	467,358	583,182	543,755
Allowance for doubtful accounts	(1,648)	(2,127)	(2,191)

Accounts receivable, net, current	925,925	1,018,311	994,926
Long-term unbilled receivables related to retainage and holdbacks	13,051	17,072	17,446

Total accounts receivable, net	$938,976	$1,035,383	$1,012,372

The Company recognized a provision for doubtful accounts of $7.1 million, $1.0 million, $2.1 million, and $1.4 million for fiscal 2008, four months ended July 31, 2008, eight months ended March 31, 2009, and fiscal 2010, respectively. The Company recognized a provision for doubtful accounts of $77,000 for the three months ended June 30, 2010. Long-term unbilled receivables related to retainage, holdbacks, and long-term rate settlements to be billed at contract closeout are included in accounts receivable in the accompanying consolidated balance sheets.

BOOZ ALLEN HAMILTON HOLDING CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

7.	PROPERTY AND EQUIPMENT

The components of property and equipment, net were as follows (in thousands):

	March 31,
	2009	2010

Furniture and equipment	$66,748	$82,759
Computer equipment	34,077	43,824
Software	10,164	20,693
Leasehold improvements	66,883	79,501

Total	177,872	226,777
Less accumulated depreciation and amortization	(35,329)	(90,129)

Property and equipment, net	$142,543	$136,648

Property and equipment, net, includes $3.1 million and $12.1 million of internally developed software, net of depreciation as of March 31, 2009 and 2010, respectively. Depreciation and amortization expense relating to property and equipment for fiscal 2008, four months ended July 31, 2008, eight months ended March 31, 2009, and fiscal 2010, was $33.1 million, $11.9 million, $35.3 million, and $55.2 million, respectively.

8.	ACCOUNTS PAYABLE AND OTHER ACCRUED EXPENSES

Accounts payable and other accrued expenses consist of the following (in thousands):

	March 31,		June 30,
	2009	2010	2010
			(Unaudited)

Vendor payables	$184,394	$257,418	$235,084
Accrued expenses	56,774	93,317	102,242
Other	2,663	3,362	5,382

Total accounts payable and other accrued expenses	$243,831	$354,097	$342,708

9.	ACCRUED COMPENSATION AND BENEFITS

Accrued compensation and benefits consist of the following (in thousands):

	March 31,		June 30,
	2009	2010	2010
			(Unaudited)

Bonus	$135,566	$146,035	$33,557
Retirement	74,614	89,200	107,794
Vacation	104,249	119,912	125,028
Other	29,980	29,998	39,025

Total accrued compensation and benefits	$344,409	$385,145	$305,404

10.	DEFERRED PAYMENT OBLIGATION

In connection with the Merger Transaction, on July 31, 2008 (the “Closing Date”) the Company established a DPO of $158.0 million, payable by 8 1/2 years after the Closing Date, less any settled claims. Pursuant to the Merger Agreement, $78.0 million of the $158.0 million DPO was required to be paid in full to the selling shareholders. On December 11, 2009, in connection with the Recapitalization Transaction, $100.4 million was paid to the selling shareholders, of which $78.0 million was the repayment of that portion of the DPO, with approximately $22.4 million representing accrued interest.

BOOZ ALLEN HAMILTON HOLDING CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The remaining $80.0 million is available to indemnify the Company for certain pre-acquisition tax contingencies, related interest and penalties and other matters pursuant to the Merger Agreement. Any amounts remaining after the settlement of claims will be paid out to the selling shareholders. As of March 31, 2009 and 2010, the Company has recorded $99.4 million and $100.2 million, respectively, for pre-acquisition uncertain tax positions, of which approximately $59.6 million and $62.4 million, respectively, may be indemnified under the remaining available DPO. In addition, other tax contingencies not currently recorded on the Company’s consolidated balance sheets may arise and may be indemnified by any remaining DPO. Accordingly, the $109.0 million and $20.0 million DPO balance recorded as of March 31, 2009 and 2010, respectively, includes the residual balance to be paid to the selling shareholders based on consideration of contingent tax claims and accrued interest. Interest is accrued at a rate of 5.0% per six-month period on the total remaining $158.0 million and $80.0 million DPO, net of any settled claims or payments as of March 31, 2009 and 2010, respectively. As of March 31, 2009 and 2010, there have been no significant settled claims or payments from the DPO related to indemnified claims.

11.	DEBT

Long-term debt, net of discount, consists of the following (in thousands):

	March 31,		June 30,
	2009	2010	2010
			(Unaudited)

Senior secured credit agreement:
Tranche A	$119,708	$110,829	$107,830
Tranche B	571,260	566,811	565,709
Tranche C	—	345,790	345,054

	690,968	1,023,430	1,018,593
Unsecured credit agreement:
Mezzanine Term Loan	544,759	545,202	545,320

Total	1,235,727	1,568,632	1,563,913
Current portion of long-term debt	(15,225)	(21,850)	(21,850)

Long-term debt, net of current portion	$1,220,502	$1,546,782	$1,542,063

The Company maintains a Senior Secured Agreement and a Mezzanine Credit Agreement with a syndicate of lenders. In connection with the Recapitalization Transaction, the Senior Secured Agreement was amended and restated effective December 11, 2009, to add Tranche C term loans in the aggregate principal amount of $350.0 million and provide for an increase to the Company’s revolving credit facility of $145.0 million. The Senior Secured Agreement, as amended, provides for $1,060.0 million in term loans ($125.0 million Tranche A, $585.0 million Tranche B, and $350.0 million Tranche C), and a $245.0 million revolving credit facility. In September 2008, a member of the syndicate of lenders filed for bankruptcy. Therefore, management believes that $21.3 million of the $245.0 million revolving credit facility under the Senior Secured Agreement will not be available to the Company.

The Senior Secured Agreement requires scheduled principal payments in equal consecutive quarterly installments of the stated principal amount of Tranche A, which commenced on December 31, 2008, with incremental increases prior to the Tranche A maturity date of July 31, 2014. As of March 31, 2009 and 2010, the quarterly installment amount is 1.25% and 2.5% of the stated principal amount of Tranche A, respectively. The Senior Secured Agreement also requires scheduled principal payments in equal consecutive quarterly installments of 0.25% of the stated principal amount of Tranche B, which commenced on December 31, 2008, and 0.25% of the stated principal amount of Tranche C, which commenced on March 31, 2010. The remaining balances thereof on Tranche B and Tranche C are payable on their maturity date of July 31, 2015.

BOOZ ALLEN HAMILTON HOLDING CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The revolving credit facility matures on July 31, 2014, at which time any remaining principal balance is due in full.

At the Company’s option, the interest rate on loans under the Senior Secured Agreement may be based on the Eurocurrency rate or alternate base rate (“ABR”). Subject to a pricing grid, the applicable interest rate margins on Tranche A are 3.75% with respect to Eurocurrency loans, or 2.75% with respect to ABR loans, as defined in the Senior Secured Agreement. The applicable interest rate margins on Tranche B are 4.5% with respect to Eurocurrency Loans, or 3.5% with respect to ABR loans, as defined in the Senior Secured Agreement. The Tranche B interest rate may not be lower than 7.5% on either a Eurocurrency Loan or an ABR loan. The applicable interest rate margins on Tranche C are 4.0% with respect to Eurocurrency Loans, or 3.0% with respect to ABR loans, as defined in the Senior Secured Agreement. The Tranche C interest rate may not be lower than 6.0% on either a Eurocurrency Loan or an ABR loan.

As of March 31, 2009, interest accrued at a rate of 4.2% and 7.5% for Tranches A and B, respectively. Interest payments in the amounts of $4.9 million and $29.5 million were made for Tranches A and B, respectively, during the eight months ended March 31, 2009. As of March 31, 2010, interest accrued at a rate of 4.0%, 7.5%, and 6.0% for Tranches A, B, and C, respectively. Interest payments in the amounts of $4.9 million, $44.1 million, and $5.3 million were made for Tranches A, B, and C, respectively, during fiscal 2010. Interest payments in the amounts of $1.1 million, $10.9 million, and $5.3 million were made for Tranches A, B, and C, respectively, during the three months ended June 30, 2010. The applicable interest rate margins on the revolving credit facility are 3.75% with respect to Eurocurrency Loans, or 2.75% with respect to ABR loans, as defined in the Senior Secured Agreement. The revolving credit facility margin and commitment fee are subject to the pricing grid, as defined in the Senior Secured Agreement. As of March 31, 2009, March 31, 2010, and June 30, 2010, no amounts have been drawn on the revolving credit facility.

The Mezzanine Credit Agreement provides for a $550.0 million term loan (the “Mezzanine Term Loan”). The Mezzanine Term Loan does not require scheduled principal payment installments, but reaches maturity on July 31, 2016, at which time the remaining principal balance is due in full. Optional prepayment of the Mezzanine Term Loan requires a prepayment fee equal to 3.0% of the principal amount prepaid if paid on or after the second anniversary but before the third anniversary of the original July 31, 2008 closing date, 2.0% if paid on or after the third anniversary but before the fourth anniversary of the closing date, and a mandatory 1.0% if paid on or after the fourth anniversary of the closing date. The Company records the mandatory 1% payment as additional interest expense over the life of the Mezzanine Term Loan on the consolidated statements of operations. Prepayments made before the second anniversary of closing date are subject to additional premiums and penalties based on the present value of the debt and remaining interest payments at the time of such prepayment. The applicable fixed interest rate on the Mezzanine Term Loan is 13.0%, with the option that, in lieu of interest payment in cash, up to 2.0% of that amount would be added to the then outstanding aggregate principal balance. The Company made interest payments in the amount of $48.3 million and $72.5 million during the eight months ended 2009, and fiscal 2010, respectively. The Company made interest payments in the amount of $18.1 million and $18.1 million during the three months ended June 30, 2009 and 2010, respectively.

The total outstanding debt balance is recorded in the accompanying consolidated balance sheets, net of unamortized discount of $18.2 million and $19.2 million as of March 31, 2009 and 2010, respectively.

BOOZ ALLEN HAMILTON HOLDING CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The following tables summarizes required future debt principal repayments (in thousands):

	Payments Due By March 31,
	Total	2011	2012	2013	2014	2015	Thereafter

Tranche A	112,500	$12,500	$15,625	$21,875	$62,500	$—	$—
Tranche B	576,225	5,850	5,850	5,850	5,850	5,850	546,975
Tranche C	349,125	3,500	3,500	3,500	3,500	3,500	331,625
Mezzanine Term Loan	550,000	—	—	—	—	—	550,000

Total	$1,587,850	$21,850	$24,975	$31,225	$71,850	$9,350	$1,428,600

At March 31, 2009 and 2010, the Company was contingently liable under open standby letters of credit and bank guarantees issued by the Company’s banks in favor of third parties. These letters of credit and bank guarantees primarily relate to leases and support of insurance obligations that total $1.4 million. These instruments reduce the Company’s available borrowings under the revolving credit facility.

The loans under the Senior Secured Agreement are secured by substantially all of the Company’s assets. The Senior Secured Agreement requires the maintenance of certain financial and non-financial covenants. The Mezzanine Term Loan is unsecured, and the Mezzanine Credit Agreement requires the maintenance of certain financial and non-financial covenants. As of March 31, 2009, March 31, 2010, and June 30, 2010, the Company was in compliance with all of its covenants.

12.	DEFERRED FINANCING COSTS

Costs incurred in connection with securing the loans under the Senior Secured Agreement as well as the Mezzanine Credit Agreement in 2008 were $45.0 million, which is recorded as other long-term assets and will be amortized over the life of the loan. Costs incurred in connection with the Recapitalization Transaction, including amending the Senior Secured Agreement and Mezzanine Credit Agreement, were approximately $18.9 million. Of this amount, approximately $15.8 million was recorded as other long-term assets in the consolidated balance sheets and will be amortized and reflected in interest expense in the consolidated statements of operations over the lives of the loans. Amortization of these costs will be accelerated to the extent that any prepayment is made on the term loans. The remaining amount of approximately $3.1 million was recorded as general and administrative expense in the consolidated statement of operations for fiscal 2010.

At March 31, 2009 and 2010, the unamortized debt issuance costs of $41.9 million and $52.0 million, respectively, were reflected as other long-term assets in the consolidated balance sheets. During the eight months ended March 31, 2009 and fiscal 2010, $3.1 million and $5.7 million of costs, respectively, were amortized and reflected in interest expense in the consolidated statements of operations.

BOOZ ALLEN HAMILTON HOLDING CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

13.	INCOME TAXES

The components of income tax expense (benefit) were as follows (in thousands):

	Predecessor		The Company
	Fiscal Year	Four Months	Eight Months	Fiscal Year	Three Months	Three Months
	Ended	Ended	Ended	Ended	Ended	Ended
	March 31,	July 31,	March 31,	March 31,	June 30,	June 30,
	2008	2008	2009	2010	2009	2010
					(Unaudited)	(Unaudited)
Current:
U.S. Federal	$93,374	$(1,414)	$—	$2,664	$676	$1,851
State and local	9,307	(459)	—	1,074	616	480

Total current	102,681	(1,873)	—	3,738	1,292	2,331

Deferred:
U.S. Federal	(37,566)	(44,996)	(16,133)	18,004	5,386	15,709
State and local	(2,422)	(9,240)	(6,014)	1,833	869	1,876

Total deferred	(39,988)	(54,236)	(22,147)	19,837	6,255	17,585

Total	$62,693	$(56,109)	$(22,147)	$23,575	$7,547	$19,916

A reconciliation between income tax computed at the U.S. federal statutory income tax rate to income tax expense (benefit) from continuing operations follows (in thousands):

	Predecessor		The Company
	Fiscal Year	Four Months	Eight Months	Fiscal Year
	Ended	Ended	Ended	Ended
	March 31,	July 31,	March 31,	March 31,
	2008	2008	2009	2010
Income tax expense (benefit) computed at U.S. statutory rate (35)%	$53,086	$(158,779)	$(21,326)	$17,148
Increases (reductions) in taxes due to:
State income taxes, net of the federal tax benefit	8,541	(6,889)	(2,651)	2,913
Meals and entertainment	738	—	1,321	2,552
Nondeductible stock-based compensation	—	97,048	—	—
Other	328	12,511	509	962

Income tax expense (benefit) from continuing operations	$62,693	$(56,109)	$(22,147)	$23,575

BOOZ ALLEN HAMILTON HOLDING CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Significant components of the Company’s net deferred income tax asset were as follows (in thousands):

	March 31,
	2009	2010

Deferred income tax assets:
Accrued expenses	$21,677	$36,655
Stock-based compensation	26,148	47,461
Pension and postretirement insurance	15,503	844
Property and equipment	11,087	28,728
Net operating loss carryforwards	243,430	141,472
Capital loss carryforward	10,056	42,379
AMT	—	3,091
Other	640	8,960

Total gross deferred income taxes	328,541	309,590
Less valuation allowance	(10,056)	(42,379)

Total net deferred income tax assets	318,485	267,211

Deferred income tax liabilities:
Unbilled receivables	116,687	122,733
Intangible assets	122,845	106,106
Other	1,509	—

Total deferred tax liabilities	241,041	228,839

Net deferred income tax asset	$77,444	$38,372

Deferred tax balances reflect the impact of temporary differences between the carrying amount of assets and liabilities and their tax basis and are stated at the tax rates expected to be in effect when taxes are actually paid or recovered. A valuation allowance is provided against deferred tax assets when it is more likely than not that some or all of the deferred tax asset will not be realized. In determining if our deferred tax assets are realizable, we consider the Company’s history of generating taxable earnings, forecasted future taxable income, as well as any tax planning strategies. The Company recorded a valuation allowance of $10.1 million and $42.4 million as of March 31, 2009 and 2010, respectively, against deferred tax assets associated with the capital loss carryforward. For all other deferred tax assets, the Company believes it is more likely than not that the results of future operations will generate sufficient taxable income to realize these deferred tax assets.

At March 31, 2009 and 2010, the Company has approximately $608.2 million and $367.6 million, respectively, of net operating loss (“NOL”) carryforwards, which will begin to expire in 2028. Section 382 of the Internal Revenue Code limits the use of a corporation’s NOLs and certain other tax benefits following a change in ownership of the corporation. As discussed in Notes 1 and 4, Holding acquired the Predecessor in a nontaxable merger effective August 1, 2008. The transaction resulted in an ownership change, which subjects the NOL generated at July 31, 2008 to the limitation under Section 382.

The Patient Protection and Affordable Care Act and subsequent modifications made in the Health Care and Education Reconciliation Act of 2010 were signed into law in March 2010. Under the new legislation, companies will no longer be able to claim an income tax deduction related to the costs of prescription drug benefits provided to retirees and reimbursed under the Medicare Part D retiree drug subsidy. Although this tax change does not take effect until 2013, the Company is required to recognize the impact to the deferred taxes in the period in which the law is enacted. The impact to the Company is immaterial.

BOOZ ALLEN HAMILTON HOLDING CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Uncertain Tax Positions

As of March 31, 2009 and 2010, the Company has recorded $99.4 million and $100.2 million, respectively, for pre-acquisition uncertain tax positions, of which approximately $59.6 million and $62.4 million, respectively, may be indemnified under the remaining available DPO. Refer to Note 10 for further explanation.

A reconciliation of the beginning and ending amount of total unrecognized tax benefits is as follows (in thousands):

	March 31,
	2009	2010

Uncertain tax positions:
Beginning of year	$86,690	$87,867
Increases related to prior-year tax positions	1,077	—
Increases related to current-year tax positions	100	—
Settlements	—	(1,885)

End of year	$87,867	$85,982

Included in the balance of unrecognized tax benefits at March 31, 2009 and 2010 are potential tax benefits of $87.9 million and $86.0 million, respectively, that, if recognized, would affect the effective tax rate.

The Company recognizes accrued interest and penalties related to unrecognized tax benefits in the income tax provision. Included in the total unrecognized tax benefit are accrued penalties and interest of $11.5 million and $14.2 million at March 31, 2009 and 2010, respectively.

The Company and its subsidiaries file a U.S. consolidated income tax return and file in various state and foreign jurisdictions. The Internal Revenue Service (“IRS”) is completing its examination of the Predecessor’s income tax returns, as assumed by the Company, for 2004, 2005, and 2006. As of March 31, 2010, the IRS has proposed certain significant adjustments to the Company’s claim on research credits. Management is currently appealing the proposed adjustments and does not anticipate that the adjustments will result in a material change to its financial position. Additionally, due to statute of limitations expirations and audit settlements, it is reasonably possible that approximately $18.5 million of currently remaining unrecognized tax positions, each of which are individually insignificant, may be effectively settled by March 31, 2011.

14.	EMPLOYEE BENEFIT PLANS

Defined Contribution Plan

The Company sponsors the Employees’ Capital Accumulation Plan (“ECAP”), which is a qualified defined contribution plan that covers eligible U.S. and international employees. ECAP provides for distributions, subject to certain vesting provisions, to participants by reason of retirement, death, disability, or termination of employment. Total expense under ECAP for fiscal 2008, four months ended July 31, 2008, eight months ended March 31, 2009, and fiscal 2010, was $150.2 million, $53.3 million, $116.8 million, and $210.3 million, respectively, and the Company-paid contributions were $147.9 million, $32.9 million, $127.3 million, and $196.3 million, respectively. Total expense under ECAP for the three months ended June 30, 2009 and 2010 was $48.6 million and $56.3 million, respectively, and the Company-paid contributions were $29.4 million and $37.6 million, respectively.

Defined Benefit Plan and Other Postretirement Benefit Plans

The Company maintains and administers a defined benefit retirement plan and a postretirement medical plan for current, retired, and resigned officers.

BOOZ ALLEN HAMILTON HOLDING CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The Company established a non-qualified defined benefit plan for all Officers in May 1995 (the “Retired Officers’ Bonus Plan”), which pays a lump-sum amount of $10,000 per year of service as an Officer, provided the Officer meets retirement vesting requirements. The Company also provides a fixed annual allowance after retirement to cover financial counseling and other expenses. The Retired Officers’ Bonus Plan is not salary related, but rather is based primarily on years of service.

In addition, the Company provides postretirement healthcare benefits to former or active Officers under a medical indemnity insurance plan, with premiums paid by the Company. This plan is referred to as the Officer Medical Plan.

The Company recognizes an asset or liability for a defined benefit plan’s overfunded or underfunded status, measures a defined benefit plan’s assets and its obligations that determine its funded status as of the end of the employer’s fiscal year, and recognizes as a component of other comprehensive income the changes in a defined benefit plan’s funded status that are not recognized as components of net periodic benefit cost.

The components of net postretirement medical expense for the Officer Medical Plan were as follows (in thousands):

	Predecessor		The Company
	Fiscal Year	Four Months	Eight Months	Fiscal Year	Three Months	Three Months
	Ended	Ended	Ended	Ended	Ended	Ended
	March 31,	July 31,	March 31,	March 31,	June 30,	June 30,
	2008	2008	2009	2010	2009	2010
					(Unaudited)	(Unaudited)
Service cost	$1,894	$755	$2,325	$2,682	$670	$841
Interest cost	1,568	666	1,395	2,269	567	642

Total postretirement medical expense	$3,462	$1,421	$3,720	$4,951	$1,237	$1,483

The weighted-average assumptions used to determine the year-end benefit obligations are as follows:

Predecessor
	Officer Medical Plan		Retired Officers’ Bonus Plan
	Fiscal Year	Four Months	Fiscal Year	Four Months
	Ending	Ending	Ending	Ending
	March 31,	July 31,	March 31,	July 31,
	2008	2008	2008	2008

Discount rate	6.25%	6.50%	6.25%	6.50%
Rate of increase in future compensation	N/A	N/A	N/A	N/A

	The Company
	Officer Medical Plan		Retired Officers’ Bonus Plan
	March 31,		March 31,
	2009	2010	2009	2010

Discount rate	6.50%	5.75%	6.50%	5.75%
Rate of increase in future compensation	N/A	N/A	N/A	N/A

Assumed healthcare cost trend rates for the Officer Medical Plan at March 31, 2008, 2009, and 2010, are as follows:

Pre-65 initial rate	2008	2009	2010

Healthcare cost trend rate assumed for next year	11.0%	7.5%	8.0%
Rate to which the cost trend rate is assumed to decline (the ultimate trend rate)	5.0%	5.0%	5.0%
Year that the rate reaches the ultimate trend rate	2013	2015	2017

BOOZ ALLEN HAMILTON HOLDING CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Assumed healthcare cost trend rates have a significant effect on the amounts reported for the healthcare plans. A one-percentage-point change in assumed healthcare cost trend rates calculated as of March 31, 2010 would have the following effects (in thousands):

	1% Increase	1% Decrease

Effect on total of service and interest cost	$828	$(676)
Effect on postretirement benefit obligation	$6,357	$(5,271)

Total pension expense, consisting of service and interest, associated with the Retired Officers’ Bonus Plan was $900,000, $300,000, $800,000, and $800,000 for fiscal 2008, four months ended July 31, 2008, eight months ended March 31, 2009, and fiscal 2010, respectively. Benefits paid associated with the Retired Officers’ Bonus Plan were $400,000, $400,000, $600,000, and $300,000 for fiscal 2008, four months ended July 31, 2008, eight months ended March 31, 2009, and fiscal 2010, respectively. The end-of-period benefit obligation of $4.2 million and $5.0 million as of March 31, 2009 and 2010, respectively, is included in postretirement obligation in the accompanying consolidated balance sheets.

Accumulated other comprehensive income as of March 31, 2009, includes unrecognized net actuarial gain of $1.1 million, net of taxes, and net actuarial loss of $400,000, net of taxes, that have not yet been recognized in net periodic pension cost for the Retired Officers’ Bonus Plan and the Officer Medical Plan, respectively. Accumulated other comprehensive income as of March 31, 2010, includes unrecognized net actuarial loss of $3.8 million, net of taxes, that have not yet been recognized in net periodic pension cost for the Retired Officers’ Bonus Plan and the Officer Medical Plan. A primary driver for the net actuarial loss of $3.8 million in fiscal 2010 was the change in the actuarial discount rate from 6.50% to 5.75%.

The changes in the benefit obligation, plan assets and funded status of the Officer Medical Plan were as follows (in thousands):

	Predecessor		The Company
	Fiscal Year	Four Months	Eight Months	Fiscal Year
	Ended	Ended	Ended	Ended
	March 31,	July 31,	March 31,	March 31,
	2008	2008	2009	2010
Benefit obligation, beginning of the year	$26,624	$32,605	$32,157	$35,577
Service cost	1,894	755	2,325	2,682
Interest cost	1,569	666	1,395	2,270
Actuarial (gain) loss	3,609	(1,518)	797	6,673
Benefits paid	(1,091)	(351)	(1,097)	(1,747)

Benefit obligation, end of the year	$32,605	$32,157	$35,577	$45,455

Changes in plan assets
Fair value of plan assets, beginning of the year	$—	$—	$—	$—
Actual return on plan assets	—	—	—	—
Employer contributions	1,091	351	1,097	1,747
Benefits paid	(1,091)	(351)	(1,097)	(1,747)

Fair value of plan assets, end of the year	$—	$—	$—	$—

As of March 31, 2009 and 2010, the unfunded status of the Officer Medical Plan was $35.6 million and $45.5 million, respectively. As of June 30, 2010, the unfunded status of the Officer Medical Plan was $46.6 million. There were no employer contributions or benefits paid during the three months ended June 30, 2010.

BOOZ ALLEN HAMILTON HOLDING CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The postretirement benefit liability for the Officer Medical Plan is included in postretirement obligation in the accompanying consolidated balance sheets.

Funded Status for Defined Benefit Plans

Generally, annual contributions are made at such times and in amounts as required by law and may, from time to time, exceed minimum funding requirements. The Retired Officers’ Bonus Plan is an unfunded plan and contributions are made as benefits are paid, for all periods presented. As of March 31, 2009 and 2010, there were no plan assets for the Retired Officers’ Bonus Plan and therefore, the accumulated liability of $4.2 million and $5.0 million, respectively, is unfunded. The liability will be distributed in a lump-sum payment as each Officer retires.

The expected future medical benefits to be paid are as follows (in thousands):

Officer
Medical Plan
For the Fiscal Year Ending March 31,	Benefits

2012	$1,641
2013	1,870
2014	2,143
2015	2,398
2016	2,758
2017-2021	19,623

The Company’s Officer Medical Plan provides prescription drug benefits to its plan participants. Under the Medicare Prescription Drug, Improvement and Modernization Act of 2003, the U.S. government makes subsidy payments to eligible employers to offset a portion of the cost incurred for prescription drug benefits provided to the employer’s Medicare-eligible retired plan participants. The Company’s expected future subsidy receipts are not material.

15.	OTHER LONG-TERM LIABILITIES

Other long-term liabilities consist of the following (in thousands):

	March 31,
	2009	2010

Deferred rent	$4,790	$10,255
Deferred compensation	4,770	11,289
Stock-based compensation	—	27,432
Other	87	292

Total other long-term liabilities	$9,647	$49,268

Deferred rent liabilities result from recording rent expense on a straight-line basis over the life of the respective lease and recording incentives for tenant improvements. The increase of $5.5 million as of March 31, 2010 as compared to March 31, 2009 was primarily for accrual of deferred rent on existing leases.

In fiscal 2010, the Company recorded a stock-based compensation liability of $34.4 million, including $7.0 million expected to be paid within one year, related to the reduction in stock option exercise price associated with the December 2009 dividend. Options vested and not yet exercised that would have had an exercise price below zero as a result of the dividend were reduced to one cent, with the remaining reduction to be paid in cash upon exercise of the options. Refer to Note 17 for further discussion of the December 2009 dividend.

The Company maintains a deferred compensation plan, the EPP, established in January 2009, for the benefit of certain employees. The EPP allows eligible participants to defer all or a portion of their annual

BOOZ ALLEN HAMILTON HOLDING CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

performance bonus, reduced by amounts withheld for the payment of taxes or other deductions required by law. The Company makes no contributions to the EPP, but maintains participant accounts for deferred amounts and interest earned. The amounts deferred into the EPP will earn interest at a rate of return indexed to the results of the Company’s growth as defined by the EPP. In each subsequent year, interest will be compounded on the total deferred balance. Employees must leave the money in the EPP until 2014. The deferred balance generally will be paid within 180 days of the final determination of the interest to be accrued for 2014, upon retirement, or termination. As of March 31, 2009 and 2010, the Company’s liability associated with the EPP was $4.8 million and $11.3 million, respectively. Accrued amounts related to the EPP are included in other long-term liabilities on the accompanying consolidated balance sheets.

16.	STOCKHOLDERS’ EQUITY

Stock Split

On September 21, 2010, the Company’s board of directors approved an amended and restated certificate of incorporation that will, prior to the effectiveness of the registration statement, effect a ten-for-one stock split of all the outstanding shares of Class A Common Stock, Class B Non-Voting Common Stock, Class C Restricted Common Stock, and Class E Special Voting Common Stock. Par value for Class A Common Stock, Class B Non-Voting Common Stock, and Class C Restricted Common Stock will remain at $0.01 par value per share. Par value for Class E Special Voting Stock will split ten-for-one to become $0.003 per share. All issued and outstanding common stock and stock options and per share amounts of the Company contained in the financial statements have been retroactively adjusted to reflect this stock split for all periods presented.

Common Stock

As of March 31, 2009, March 31, 2010, and June 30, 2010, the Company has 600,000,000 shares of authorized Class A Common Stock, par value $0.01 per share, 16,000,000 shares of authorized Class B Non-Voting Common Stock, par value $0.01, 5,000,000 shares of authorized Class C Restricted Common Stock, par value $0.01, 600,000 shares of authorized Class D Merger Rolling Common Stock, par value $0.01, 25,000,000 shares of authorized Class E Special Voting Common Stock, par value 0.003, and 600,000 shares of authorized Class F Non-Voting Restricted Common Stock, par value $0.01 per share. The total number of shares of capital common stock the Company has the authority to issue is 647,200,000.

The Common Stock shares outstanding are as follows:

	March 31,		June 30
	2009	2010	2010

Class A Common Stock	101,316,870	102,922,900	102,661,610
Class B Non-Voting Common Stock	2,350,200	2,350,200	3,053,130
Class C Restricted Common Stock	2,028,270	2,028,270	2,028,270
Class E Special Voting Common Stock	14,802,880	13,345,880	14,048,810

Total shares outstanding	120,498,220	120,647,250	121,791,820

Holders of Class A Common Stock, Class C Restricted Common Stock, Class D Merger Rolling Common Stock, and Class E Special Voting Common Stock are entitled to one vote for each share as a holder. The holders of the Voting Common Stock shall vote together as a single class. The holders of Class B Non-Voting Common Stock and Class F Non-Voting Restricted Common Stock have no voting rights. During the three months ended June 30, 2010, 702,930 shares of Class A Common Stock held by an officer were exchanged for the equivalent number of shares of Class B Non-Voting Common Stock, and 702,930 shares of Class E Special Voting Common Stock were issued to a family trust of the same officer for an aggregate consideration of $2,109.

Class C Restricted Common Stock is restricted in that a holder’s shares vest as set forth in the Officers’ Rollover Stock Plan. Refer to Note 17 for further discussion of the Officers’ Rollover Stock Plan.

BOOZ ALLEN HAMILTON HOLDING CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Class E Special Voting Common Stock represents the voting rights that accompany the New Options program. The New Options program has a fixed vesting and exercise schedule to comply with IRS section 409(a). Upon exercise, the option will convert to Class A Common Stock, and the corresponding Class E Special Voting Common Stock will be repurchased by the Company and retired. Refer to Note 17 for further discussion of the New Options program.

Each share of Common Stock, except for Class E Special Voting Common Stock, is entitled to participate equally, when and if declared by the Board of Directors from time to time, such dividends and other distributions in cash, stock, or property from the Company’s assets or funds become legally available for such purposes subject to any dividend preferences that may be attributable to preferred stock that may be authorized.

In May 2009, 19,070 shares of Class A Common Stock, with certain restrictions, were granted to certain unaffiliated Board members. These shares were restricted based on the unaffiliated Board members’ continued service to the Company, and vested in equal installments on May 7, 2009, September 30, 2009, and March 31, 2010. As of March 31, 2010, these shares were fully vested. Such shares and related equity balances are included in the Company’s Class A Common Stock. In April 2010, 11,730 shares of Class A Common Stock, with certain restrictions, were granted to certain unaffiliated Board members. These shares were restricted based on the unaffiliated Board members’ continued service to the Company and will vest in equal installments on September 30, 2010, and March 31, 2011. As of June 30, 2010, these shares have not vested. Such shares and related equity balances are included in the Company’s Class A Common Stock. Refer to Note 17 for further discussion of Class A Restricted Common Stock.

Preferred Stock

The Company is authorized to issue 600,000 shares of Preferred Stock, $0.01 par value per share, the terms and conditions of which are determined by the Board of Directors upon issuance. The rights, preferences and privileges of holders of common stock are subject to, and may be adversely affected by, the rights of holders of any shares of preferred stock that the Company may designate and issue in the future. At March 31, 2009 and March 31, 2010, there were no shares of preferred stock outstanding.

Predecessor Redeemable Common Stock

Prior to the Merger Transaction, the Predecessor’s authorized capital stock as of March 31 and July 31, 2008, consisted of 5,000 shares of Common Stock, 5,000 shares of Class A Non-Voting Common Stock, 4,000 shares of Class B Common Stock, and 1,000 shares of Class B Non-Voting Common Stock. Each share of Common Stock and each share of the Class B Common Stock was entitled to one vote. Pursuant to the terms of the Predecessor’s stock rights plan, shares of Common Stock and shares of Class A Non-Voting Common Stock were redeemable at the book value per share at the option of the holder.

17.	STOCK-BASED COMPENSATION

Officers’ Rollover Stock Plan

The Officers’ Rollover Stock Plan (the “Rollover Plan”) was adopted as a mechanism to enable the exchange by the Officers of the Company’s U.S. government consulting business who were required to exchange (and those commercial officers who elected to exchange subject to an aggregate limit) a portion of their previous equity interests in the Predecessor for equity interests in the Company. Among the equity interests that were eligible for exchange were common stock and stock rights, both vested and unvested.

The stock rights that were unvested, but would have vested in 2008, were exchanged for 2,028,270 shares of new Class C Restricted Common Stock (“Class C Restricted Stock”) issued by the Company at an estimated fair value of $10 at August 1, 2008. The aggregate grant date fair value of the Class C Restricted Stock issued of $20.3 million is being recorded as expense over the vesting period. Total compensation expense recorded in conjunction with this Class C Restricted Stock for the eight months ended March 31,

BOOZ ALLEN HAMILTON HOLDING CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

2009, and fiscal 2010, was $7.9 million and $7.1 million, respectively. Total compensation expense recorded in conjunction with this Class C Restricted Stock for the three months ended June 30, 2009, and 2010, was $2.7 million and $1.3 million, respectively. As of March 31, 2010 and June 30, 2010, unrecognized compensation cost related to the non-vested Class C Restricted Stock was $5.3 million and $4.0 million, respectively, and is expected to be recognized over 3.25 and 3.00 years, respectively. As of March 31, 2010 and June 30, 2010, 494,490 and 988,980 shares of Class C Restricted Stock had vested, respectively. At March 31, 2009, March 31, 2010, and June 30, 2010, 3,971,730 shares of Class C Restricted Stock were authorized but unissued under the Plan. Notwithstanding the foregoing, Class C Restricted Stock was intended to be issued only in connection with the exchange process described above.

In addition to the conversion of the stock rights that would have vested in 2008 to Class C Restricted Stock, new options (“New Options”) were issued in exchange for old stock rights held by the Predecessor’s U.S. government consulting partners that were issued under the stock rights plan that existed for the Predecessor’s Officers prior to the closing of the Merger Transaction. The New Options were granted based on the retirement eligibility of the Officer. For the purposes of the New Options, there are two categories of Officers — retirement eligible and non-retirement eligible. New Options granted to retirement eligible Officers vest in equal annual installments on June 30, 2009, 2010, and 2011.

The following table summarizes the exercise schedule for Officers who were deemed retirement eligible. Exercise schedules are based on original vesting dates applicable to the stock rights surrendered:

	Percentage of New Options to be Exercised
	As of June 30,
	2009	2010	2011	2012	2013	2014

Retirement Eligible
Original vesting date of June 30, 2009	60%	20%	20%	—	—	—
Original vesting date of June 30, 2010	—	50%	20%	20%	10%	—
Original vesting date of June 30, 2011	—	—	20%	20%	30%	30%

Those individuals who were considered retirement eligible also were given the opportunity to make a one-time election to be treated as non-retirement eligible. The determination of retirement eligibility was made as of a fixed period of time and cannot be changed at a future date.

New Options granted to Officers who were categorized as non-retirement eligible will vest 50% on June 30, 2011, and 25% on June 30, 2012 and 2013.

The following table summarizes the exercise schedule for Officers who were deemed non-retirement eligible. Exercise schedules are based on original vesting dates applicable to the stock rights surrendered:

	Percentage of New Options to be Exercised
	As of June 30,
	2011	2012	2013	2014	2015

Non-Retirement Eligible
Original vesting date of June 30, 2011	20%	20%	20%	20%	20%
Original vesting date of June 30, 2012	—	25%	25%	25%	25%
Original vesting date of June 30, 2013	—	—	33%	33%	34%

If a holder’s employment with the Company were to terminate without cause, by reason of disability, or Company approved termination, these shares will continue to vest as if the holder continued to be employed as a retirement eligible or non-retirement eligible employee, as the case may be. In the event that a holder’s employment is terminated due to death, any unvested New Options shall immediately vest in full. In the event of a holder’s termination of employment due to death, disability, or a Company approved termination, the Company may, in its sole discretion, convert all or a portion of unexercised New Options into the right to receive upon vesting and exercise, in lieu of Company Common Stock, a cash payment pursuant to a

BOOZ ALLEN HAMILTON HOLDING CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

prescribed formula. The aggregate grant date fair value of the New Options issued of $127.1 million is being recorded as compensation expense over the vesting period. Total compensation expense recorded in conjunction with the New Options for the eight months ended March 31, 2009 and fiscal 2010, was $42.7 million and $42.2 million, respectively. Total compensation expense recorded in conjunction with the New Options for the three months ended June 30, 2009 and 2010, was $13.9 million and $8.2 million, respectively. As of March 31, 2010 and June 30, 2010, unrecognized compensation cost related to the non-vested New Options was $42.0 million and $33.9 million, which is expected to be recognized over 3.25 and 3.00 years, respectively.

Equity Incentive Plan

The Equity Incentive Plan (“EIP”) was created in connection with the transaction for employees, directors, and consultants of Holding and its subsidiaries. The Company created a pool of options (the “EIP Options”) to draw upon for future grants that would be governed by the EIP. All options under the EIP are exercisable, upon vesting, for shares of common stock of Holding. The first grant of options under the EIP occurred on November 19, 2008, which was for the grant of 11,900,000 non-qualified EIP Options. The estimated fair value of the common stock at the time of the first option grant was $10. A second grant of 1,420,000 non-qualified EIP Options occurred on May 7, 2009. The estimated fair value of the common stock at the time of the second option grant was $11.81. Grants of 470,000 and 140,000 non-qualified EIP Options were issued on January 27, 2010, and February 15, 2010, respectively. The estimated fair value of the common stock at the time of the third and fourth option grants was $11.49. A new grant of 1,700,000 non-qualified EIP options occurred on April 28, 2010.

Stock options are granted at the discretion of the Board of Directors or its Compensation Committee and expire ten years from the date of the grant. Options generally vest over a five-year period based upon required service and performance conditions. The Company calculates the pool of additional paid-in capital associated with excess tax benefits using the “simplified method.”

The aggregate grant date fair value of the EIP Options issued during the eight months ended March 31, 2009, fiscal 2010, and the three months ended June 30, 2010 was $51.5 million, $10.6 million, and $9.7 million, respectively, and is being recorded as expense over the vesting period. Total compensation expense recorded in conjunction with all options outstanding under the EIP for the eight months ended March 31, 2009, and fiscal 2010, was $11.5 million and $22.4 million, respectively. Total compensation expense recorded in conjunction with all options outstanding under the EIP for the three months ended June 30, 2009 and 2010, was $8.1 million and $6.1 million, respectively. Future compensation cost related to the non-vested stock options not yet recognized in the consolidated statements of operations was $31.8 million, and is expected to be recognized over 5.00 years. As of March 31, 2010 and June 30, 2010, there were 7,633,600 and 5,933,600 options, respectively, available for future grant under the EIP.

Grants of Class A Restricted Common Stock

On May 7, 2009, the Compensation Committee of the Board of Directors granted Class A Common Stock with certain restrictions (“Class A Restricted Stock”) to certain unaffiliated Board members for their continued service to the Company. A total of 19,070 shares of Class A Restricted Stock were issued on May 7, 2009. These shares will vest in equal installments on May 7, 2009, September 30, 2009, and March 31, 2010, and were issued with an aggregate grant date fair value of $225,000. Total compensation expense recorded in conjunction with this grant of Class A Restricted Stock for fiscal 2010 was $225,000. For fiscal 2010, 19,070 shares of Class A Restricted Stock vested. There were no additional shares authorized to be issued under the May 2009 Compensation Committee grant.

Predecessor Stock Plan

Prior to the Merger Transaction, the Predecessor’s Officer Stock Rights Plan enabled officers to purchase shares of Class A Common Stock. The Board of Directors had sole discretion to establish the book value

BOOZ ALLEN HAMILTON HOLDING CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

applicable to shares of common stock to be purchased by officers upon the exercise of their stock rights. Rights were granted in connection with the Class B Common Stock to purchase shares of Class A Common Stock, and vested one-tenth each year based on nine years of continuous service, with the first tenth vesting immediately. The exercise price for the first tenth was equal to the book value of the Predecessor’s Class A Common Stock on the grant date, and for the remaining rights the exercise price was equal to 50% of the book value on the grant date. Rights not exercised upon vesting were forfeited. Rights also accelerated upon retirement, in which case the exercise price was equal to 100% of the grant date book value.

Effective July 30, 2008, the Predecessor modified the Officers’ Stock Rights Plan to provide for accelerated vesting of stock rights in anticipation of a change in control of the Predecessor. All unvested stock rights were accelerated and vested with the exception of rights that would be exchanged for equity instruments in Holding after the Merger Transaction. Any stock rights that were due to vest in June 2008 were exercised at a price of 50% of the grant date book value and converted to Class A Common Stock on July 30, 2008. The remaining stock rights that were accelerated and vested were subsequently exercised at 100% of the grant date book value and converted to Class A Common Stock on July 30, 2008.

The Predecessor accounted for the rights granted under the Officers’ Stock Rights Plan as liability awards, which are marked to intrinsic value for the life of the award, using an accelerated method, through stock compensation expense.

Stock compensation expense of $193.5 million related to the acceleration of stock rights, and $318.2 million related to the mark-up of redeemable common shares, was recorded during the four months ended July 31, 2008.

Methodology

The Company uses the Black-Scholes option-pricing model to determine the estimated fair value for stock-based awards. The fair value of the Company stock on the date of the New Option grant was determined based on the fair value of the Merger Transaction involving Booz Allen Hamilton, Inc. and the Company that occurred on July 31, 2008. For all subsequent grants of options, the fair value of the Company’s stock was determined by an independent valuation specialist.

As the Company has no plans to issue regular dividends, a dividend yield of zero was used in the Black-Scholes model. Expected volatility was calculated as of each grant date based on reported data for a peer group of publicly traded companies for which historical information was available. The Company will continue to use peer group volatility information until historical volatility of the Company can be regularly measured against an open market to measure expected volatility for future option grants. The risk-free interest rate is determined by reference to the U.S. Treasury yield curve rates with the remaining term equal to the expected life assumed at the date of grant. Due to the lack of historical exercise data, the average expected life was estimated based on internal qualitative and quantitative factors. Forfeitures were estimated based on the Company’s historical analysis of Officer attrition levels.

The weighted average assumptions used in the Black-Scholes option-pricing model for stock option awards were as follows:

	The Company
	Eight Months Ended March 31, 2009
	Rollover Stock Plan	Rollover Stock Plan
	New Options	New Options	Equity Incentive
	(Retirement)	(Non-Retirement)	Plan

Dividend yield	0.0%	0.0%	0.0%
Expected volatility	33.6%	36.0%	40.0%
Risk-free interest rate	2.76%	3.26%	2.50%
Expected life (in years)	2.98	5.29	7.02

BOOZ ALLEN HAMILTON HOLDING CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	Fiscal Year Ended March 31, 2010
	Rollover Stock Plan	Rollover Stock Plan
	New Options	New Options	Equity Incentive
	(Retirement)	(Non-Retirement)	Plan

Dividend yield	0.0%	0.0%	0.0%
Expected volatility	33.6%	36.0%	40.0%
Risk-free interest rate	2.76%	3.26%	2.56%
Expected life (in years)	2.98	5.29	7.03

	Three Months Ended June 30, 2010
	Rollover Stock Plan	Rollover Stock Plan
	New Options	New Options	Equity Incentive
	(Retirement)	(Non-Retirement)	Plan

Dividend yield	0.0%	0.0%	0.0%
Expected volatility	33.6%	36.0%	40.1%
Risk-free interest rate	2.76%	3.26%	2.61%
Expected life (in years)	2.98	5.29	7.02

The weighted-average grant-date fair values of retirement eligible New Options, non-retirement eligible New Options and EIP Options were $8.54, $8.63, and $4.83, respectively.

December 2009 Dividend and July 2009 Dividend

On December 7, 2009, the Company’s Board of Directors approved a dividend of $4.64 per share paid to holders of record as of December 8, 2009 of Class A Common Stock, Class B Non-Voting Common Stock, and Class C Restricted Common Stock. This dividend totaled $497.5 million. As required by the Rollover Plan and the EIP, and in accordance with applicable tax laws and regulatory guidance, the exercise price per share of each outstanding New Option and EIP Option was reduced in an amount equal to the value of the dividend. The Company evaluated the reduction of the exercise price associated with the dividend issuance. Both the Rollover and EIP plans contained mandatory antidilution provisions requiring modification of the options in the event of an equity restructuring, such as the dividends declared in July and December 2009. In addition, the structure of the modifications, as a reduction in the exercise price of options, did not result in an increase to the fair value of the awards. As a result of these factors, the Company did not record incremental compensation expense associated with the modifications of the options as a result of the July and December 2009 dividends. Options vested and not yet exercised that would have had an exercise price below zero as a result of the dividend were reduced to one cent. The difference between one cent and the reduced value for shares vested and not yet exercised of approximately $54.4 million will be paid in cash upon exercise of the options subject to the continued vesting of the options. As of March 31, 2010 and June 30, 2010, the Company reported $27.4 million and $22.3 million, respectively, in other long-term liabilities and $7.0 million and $16.0 million, respectively, in accrued compensation and benefits in the consolidated balance sheets based on the proportion of the potential payment of $54.4 million which is represented by vested options for which stock based compensation expense has been recorded.

On July 27, 2009, the Company’s Board of Directors approved a dividend of $1.09 per share paid to holders of record as of July 29, 2009 of the Company’s Class A Common Stock, Class B Non-Voting Common Stock, and Class C Restricted Common Stock. This dividend totaled $114.9 million. In accordance with the Officers’ Rollover Stock Plan, the exercise price per share of each outstanding option, including New Options and EIP options, was reduced in compliance with applicable tax laws and regulatory guidance. Additionally, the Company evaluated the reduction of the exercise price associated with the dividend issuance. As a result, the Company did not record any additional incremental compensation expense associated with the dividend and corresponding decrease in the exercise and fair value of all outstanding options.

BOOZ ALLEN HAMILTON HOLDING CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The following table summarizes stock-based compensation for stock options (in thousands):

	Predecessor		The Company
	Fiscal Year	Four Months	Eight Months	Fiscal Year	Three Months	Three Months
	Ended	Ended	Ended	Ended	Ended	Ended
	March 31,	July 31,	March 31,	March 31,	June 30,	June 30,
	2008	2008	2009	2010	2009	2010
Included in cost of revenue:
Compensation and other costs	$35,013	$—	$20,479	$23,652	$8,263	$4,527

Total included in cost of revenue	35,013	—	20,479	23,652	8,263	4,527
Included in general and administrative expenses:
Compensation and other costs	—	511,653	41,580	48,245	16,549	11,133

Total included in general and administrative expenses	—	511,653	41,580	48,245	16,549	11,133

Total	$35,013	$511,653	$62,059	$71,897	$24,812	$15,660

BOOZ ALLEN HAMILTON HOLDING CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The following table summarizes stock option activity for the periods presented:

Weighted
Average
	Number of	Exercise
	Options	Price

Officers’ Rollover Stock Plan New Options
Retirement Eligible:
Granted at August 1, 2008	7,285,420	$1.62
Forfeited	—	—
Expired	—	—
Exercised	—	—

Options outstanding at March 31, 2009	7,285,420	$0.01	*
Granted	—	—
Forfeited	—	—
Expired	—	—
Exercised	1,457,080	0.01	*

Options outstanding at March 31, 2010	5,828,340
Granted	—	—
Forfeited	—	—
Expired	—	—
Exercised	—	0.01	*

Options outstanding at June 30, 2010	5,828,340

Non-Retirement Eligible:
Granted at August 1, 2008	7,517,500	$1.68
Forfeited	—	—
Expired	—	—
Exercised	—	—

Options outstanding at March 31, 2009	7,517,500	0.01	*
Granted	—	—
Forfeited	—	—
Expired	—	—
Exercised	—	—

Options outstanding at March 31, 2010	7,517,500
Granted	—	—
Forfeited	—	—
Expired	—	—
Exercised	—	—

Options outstanding at June 30, 2010	7,517,500

BOOZ ALLEN HAMILTON HOLDING CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

		Weighted
		Average
	Number of	Exercise
	Options	Price

Equity Incentive Plan Options
Granted at November 19, 2008	11,900,000	$10.00
Forfeited	—	—
Expired	—	—
Exercised	—	—

Options outstanding at March 31, 2009	11,900,000	$4.27	*
Granted	2,030,000	7.70	*
Forfeited	735,070	4.38
Expired	—	—
Exercised	129,960	4.27	*

Options outstanding at March 31, 2010	13,064,970
Granted	1,700,000	12.80
Forfeited	—	—
Expired	—	—
Exercised	351,810	4.27

Options outstanding at June 30, 2010	14,413,160

*	Reflects adjustment for $1.09 dividend issued July 27, 2009, and $4.64 dividend issued December 11, 2009.

BOOZ ALLEN HAMILTON HOLDING CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The following table summarizes unvested stock options for the periods presented:

					Aggregate
			Weighted		Intrinsic
	Number of		Average		Value on
	Options		Fair Value		Grant Date
					(In thousands)

Officers’ Stock Rights Plan — Predecessor
Unvested at March 31, 2008	903		$125.42		$56,627
Granted	—		—		—
Vested	679		126.11		42,814
Forfeited	—		—		—

Unvested at July 31, 2008	224	**

Officers’ Rollover Stock Plan New Options
Retirement Eligible:
Granted at August 1, 2008	7,285,420		$10.00		$61,032
Vested	—		—		—
Forfeited	—		—		—

Unvested at March 31, 2009	7,285,420
Granted	—		—		—
Vested	2,428,470		4.27	*	10,370	*
Forfeited	—		—		—

Unvested at March 31, 2010	4,856,950
Granted	—		—		—
Vested	2,428,470		4.27		10,370
Forfeited	—		—		—

Unvested at June 30, 2010	2,428,480

Non-Retirement Eligible:
Granted at August 1, 2008	7,517,500		$10.00		$62,553
Vested	—		—		—
Forfeited	—		—		—

Unvested at March 31, 2009	7,517,500
Granted	—		—		—
Vested	—		—		—
Forfeited	—		—		—

Unvested at March 31, 2010	7,517,500
Granted	—		—		—
Vested	—		—		—
Forfeited	—		—		—

Unvested at June 30, 2010	7,517,500

BOOZ ALLEN HAMILTON HOLDING CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

				Aggregate
		Weighted		Intrinsic
	Number of	Average		Value on
	Options	Fair Value		Grant Date
				(In thousands)

Equity Incentive Plan Options
Unvested at August 1, 2008	11,900,000	$10.00		$—
Granted	—	—		—
Vested	—	—		—
Forfeited	—	—		—

Unvested at March 31, 2009	11,900,000
Granted	2,030,000	$7.70	*	$—
Vested	2,368,890	4.27	*	—
Forfeited	735,070	4.38		—

Unvested at March 31, 2010	10,826,040
Granted	1,700,000	$12.80		$—
Vested	2,642,170	4.54		—
Forfeited	—	—		—

Unvested at June 30, 2010	9,883,870

*	Reflects adjustment for $1.09 dividend issued July 27, 2009, and $4.64 dividend issued December 11, 2009.

**	224 outstanding rights remaining as of July 31, 2008, were exchanged as a part of the Merger Transaction.

The following table summarizes stock options outstanding at March 31, 2010:

			Weighted
		Weighted	Average
	Number of	Average	Remaining	Options
Range of Exercise Prices	Options	Exercise Price	Contractual Life	Exercisable
	(In thousands)		(In years)	(In thousands)

Officers’ Rollover Stock Plan
$0.01	13,350	$0.01*	2.56	970
Equity Incentive Plan
$4.00 — $11.50	13,070	$4.80*	8.72	1,340

*	Reflects adjustment for $1.09 dividend issued July 27, 2009, and $4.64 dividend issued December 11, 2009.

The following table summarizes stock options outstanding at June 30, 2010:

			Weighted
		Weighted	Average
	Number of	Average	Remaining	Options
Range of Exercise Prices	Options	Exercise Price	Contractual Life	Exercisable
	(In thousands)		(In years)	(In thousands)

Officers’ Rollover Stock Plan
$0.01	13,350	$0.01	2.34	3,400
Equity Incentive Plan
$4.00 — $11.50	14,410	$5.76	8.62	4,530

The stock-based compensation expense recorded in fiscal 2010 and the three months ended June 30, 2010 related to stock options was accounted for as equity awards.

BOOZ ALLEN HAMILTON HOLDING CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

18.	FAIR VALUE MEASUREMENTS

The fair value hierarchy established in the accounting standard prioritizes the inputs used in valuation techniques into three levels as follows:

Level 1:  Observable inputs — quoted prices in active markets for identical assets and liabilities;

Level 2:  Observable inputs other than quoted prices in active markets for identical assets and liabilities — includes quoted prices for similar instruments, quoted prices for identical or similar instruments in inactive markets, and amounts derived from value models where all significant inputs are observable in active markets; and

Level 3:  Unobservable inputs — includes amounts derived from valuation models where one or more significant inputs are unobservable and require the Company to develop relevant assumptions.

The Company is required to disclose the fair value of all financial assets subject to fair value measurement and the nature of the valuation techniques, including their classification within the fair value hierarchy, utilized by the Company in performing these measurements. The only financial assets subject to fair value measurements held by the Company at March 31, 2010 were the Company’s cash and cash equivalents. These assets are considered to be Level 1 assets.

19.	RELATED-PARTY TRANSACTIONS

As discussed in Note 4, Investor acquired all of the issued and outstanding stock of the Company. From time to time, and in the ordinary course of business: (1) other Carlyle portfolio companies engage the Company as a subcontractor or service provider, and (2) the Company engages other Carlyle portfolio companies as subcontractors or service providers. Revenue and cost associated with these related party transactions for the eight months ended March 31, 2009, were immaterial. Revenue and cost associated with these related party transactions for fiscal 2010, were $15.1 million and $13.5 million, respectively. Revenue and cost associated with these related party transactions for the three months ended June 30, 2009, were $3.6 million and $3.2 million, respectively. Revenue and cost associated with these related party transactions for the three months ended June 30, 2010, were $3.1 million and $2.6 million, respectively.

On July 31, 2008, the Company entered into a management agreement (the “Management Agreement”) with, TC Group V US, L.L.C. (“TC Group”), a company affiliated with Carlyle. In accordance with the Management Agreement, TC Group provides the Company with advisory, consulting and other services and the Company pays TC Group an aggregate annual fee of $1.0 million plus expenses. In addition, the Company made a one-time payment to TC Group of $20.0 million for investment banking, financial advisory and other services provided to the Company in connection with the Acquisition. For the eight months ended March 31, 2009 and fiscal 2010, the Company incurred $700,000 and $1.0 million, respectively, in advisory fees. For both the three months ended June 30, 2009 and 2010, the Company incurred $250,000 in advisory fees.

Pursuant to the spin-off described in Note 4, effective July 31, 2008, the Company entered into a transition services agreement (“TSA”) and a collaboration agreement (“CA”) with Booz & Company Inc. (“Booz & Co.”). The TSA required the Company and Booz & Co. to provide to each other certain support services for up to 15 months following July 31, 2008. Revenue and expenses were recognized as incurred.

The CA requires the Company and Booz & Co. to provide to each other the services of personnel that were either staffed on existing contracts as of July 31, 2008, or contemplated to be staffed in proposals submitted prior to but accepted after such date. The CA will remain in effect until the termination or expiration of the applicable contracts. Revenue and expenses are recognized as incurred.

BOOZ ALLEN HAMILTON HOLDING CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Included in the financial position and results of operations are the following (in thousands):

	Transition
	Services	Collaboration
	Agreement	Agreement

As of March 31, 2009:
Accounts receivable	$2,918	$725
Accounts payable	$1,806	$93
As of March 31, 2010:
Accounts receivable	$303	$73
Accounts payable	$1,318	$—
As of June 30, 2010:
Accounts receivable	$458	$17
Accounts payable	$1,256	$—
For the eight months ended March 31, 2009:
Revenue	$12,608	$15,044
Expenses	$15,772	$12,013
For the fiscal year ended March 31, 2010:
Revenue	$3,226	$486
Expenses	$2,096	$793
For the three months ended June 30, 2009:
Revenue	$1,491	$401
Expenses	$1,136	$537
For the three months ended June 30, 2010:
Revenue	$150	$50
Expenses	$252	$31

There were no related-party transactions during fiscal 2008 and four months ended July 31, 2008.

20.	COMMITMENTS AND CONTINGENCIES

Leases

The Company leases office space under noncancelable operating leases that expire at various dates through 2016. The terms for the facility leases generally provide for rental payments on a graduated scale, which are recognized on a straight-line basis over the terms of the leases, including reasonably assured renewal periods, from the time the Company controls the leased property. Lease incentives are recorded as a deferred credit and recognized as a reduction to rent expense on a straight-line basis over the lease term. Rent expense was approximately $84.6 million, net of $4.9 million of sublease income, $30.2 million, net of $2.0 million of sublease income, $68.6 million, net of $10.6 million of sublease income and $109.5 million, net of $7.1 million of sublease for fiscal 2008, four months ended July 31, 2008, eight months ended March 31, 2009, and fiscal 2010, respectively. Rent expense was approximately $23.2 million, net of $1.9 million of sublease income, and $26.8 million, net of $1.2 million of sublease income for the three months ended June 30, 2009 and 2010, respectively.

BOOZ ALLEN HAMILTON HOLDING CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Future minimum operating lease payments for noncancelable operating leases and future minimum noncancelable sublease rentals are summarized as follows (in thousands):

	Operating	Operating
	Lease	Sublease
For the Fiscal Year Ending March 31,	Payments	Income

2011	$74,447	$801
2012	59,001	320
2013	47,776	—
2014	39,642	—
2015	30,244	—
Thereafter	36,566	—

	$287,676	$1,121

Rent expense is included in occupancy costs, a component of general and administrative expenses, as shown on the consolidated statements of operations, and includes rent, sublease income from third parties, real estate taxes, utilities, parking, security, repairs and maintenance and storage costs.

As a result of the Merger Transaction, the Company assigned a total of eight leases to Booz & Co. The facilities are located in New York, New York; Troy, Michigan; Florham Park, New Jersey; Parsippany, New Jersey; Houston, Texas; Chicago, Illinois; Cleveland, Ohio; and Dallas, Texas. Except for the Cleveland and Dallas leases, which expired, the Company remains liable under the terms of the original leases should Booz & Co. default on its obligations. There were no events of default under these leases as of March 31, 2009, March 31, 2010, and June 30, 2010. The Company also remains liable as a parent guarantor of the London lease. The maximum potential amount of undiscounted future payments is $68.9 million, and the leases expire at different dates between February 2012 and March 2017.

Government Contracting Matters

For fiscal 2008, four months ended July 31, 2008, eight months ended March 31, 2009, fiscal 2010, and three months ended June 30, 2009 and 2010, approximately 86%, 93%, 98%, 98%, 95% and 97%, respectively, of the Company’s revenue was generated from contracts with U.S. government agencies or other U.S. government contractors. Contracts with the U.S. government are subject to extensive legal and regulatory requirements and, from time to time and in the ordinary course of business, agencies of the U.S. government investigate whether the Company’s operations are conducted in accordance with these requirements and the terms of the relevant contracts. U.S. government investigations of the Company, whether related to the Company’s U.S. government contracts or conducted for other reasons, could result in administrative, civil, or criminal liabilities, including repayments, fines, or penalties being imposed upon the Company, or could lead to suspension or debarment from future U.S. government contracting. Management believes it has adequately reserved for any losses that may be experienced from any investigation of which it is aware. The Defense Contract Management Agency Administrative Contracting Officer has negotiated annual final indirect cost rates through fiscal year 2005. Audits of subsequent years may result in cost reductions and/or penalties. Management believes it has adequately reserved for any losses that may be experienced from any such reductions and/or penalties. As of March 31, 2010, the Company has recorded a liability of approximately $72.7 million for its current best estimate of net amounts to be refunded to customers for potential adjustments from such audits or reviews of contract costs incurred subsequent to fiscal year 2005.

Litigation

We are involved in legal proceedings and investigations arising in the ordinary course of business, including those relating to employment matters, relationships with clients and contractors, intellectual property disputes and other business matters. These legal proceedings seek various remedies, including monetary

BOOZ ALLEN HAMILTON HOLDING CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

damages in varying amounts that currently range up to $26.2 million or are unspecified as to amount. Although the outcome of any such matter is inherently uncertain and may be materially adverse, based on current information, our management does not expect any of the currently ongoing audits, reviews, investigations or litigation to have a material adverse effect on our financial condition and results of operations.

Six former officers and stockholders of the Predecessor who had departed the firm prior to the Acquisition have filed a total of nine suits, with original filing dates ranging from July 3, 2008 through December 15, 2009, three of which were amended on July 2, 2010, against the Company and certain of the Company’s current and former directors and officers. Each of the suits arises out of the Acquisition and alleges that the former stockholders are entitled to certain payments that they would have received if they had held their stock at the time of the Acquisition. Some of the suits also allege that the acquisition price paid to stockholders was insufficient. The various suits assert claims for breach of contract, tortious interference with contract, breach of fiduciary duty, civil RICO violations, and/or securities and common law fraud. Two of these suits have been dismissed and another has been dismissed but the former stockholder has sought leave to re-plead. Five of the remaining suits are pending in the United States District Court for the Southern District of New York and the sixth is pending in the United States District Court for the Southern District of California. As of March 31, 2010, the aggregate alleged damages sought in the six remaining suits was approximately $197.0 million ($140.0 million of which is sought to be trebled pursuant to RICO), plus punitive damages, costs, and fees. The aggregate alleged damages increased to $724.5 million ($667.3 million of which is sought to be trebled pursuant to RICO), plus punitive damages, costs, and fees, based on the amended claims made on July 2, 2010. Although the outcome of any of these cases is inherently uncertain and may be materially adverse, based on current information, our management does not expect them to have a material adverse effect on our financial condition and results of operations.

Other Matters

At March 31, 2009 and 2010, the Company was contingently liable under open standby letters of credit and bank guarantees issued by the Company’s banks in favor of third parties. These letters of credit and bank guarantees primarily relate to leases and support of insurance obligations that total $1.4 million. These instruments reduce the Company’s available borrowings under the revolving credit facility.

21.	BUSINESS SEGMENT INFORMATION

We report operating results and financial data in one operating and reportable segment. We manage our business as a single profit center in order to promote collaboration, provide comprehensive functional service offerings across our entire client base, and provide incentives to employees based on the success of the organization as a whole. Although certain information regarding served markets and functional capabilities is discussed for purposes of promoting an understanding of our complex business, we manage our business and allocate resources at the consolidated level of a single operating segment.

BOOZ ALLEN HAMILTON HOLDING CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

22.	UNAUDITED QUARTERLY FINANCIAL DATA

	2009 Quarters
	Predecessor		The Company
		One Month	Two Months
		Ended	Ended
		July 31,	September 30,
	First	2008	2008	Third	Fourth
	(In thousands, except per share amounts)
Revenue	$1,072,986	$336,957	$693,425	$1,091,557	$1,156,293
Operating (loss) income	(257,561)	(195,728)	15,744	17,576	(632)
(Loss) income before income taxes	(257,562)	(196,091)	(7,167)	(18,097)	(35,666)
Net (loss) income	(1,058,437)	(187,478)	(15,932)	(11,492)	(11,359)
Earnings (loss) per common share:
Basic(1)	$(594.96)	$(87.48)	$0.15	$0.11	$0.11
Diluted(1)	$(594.96)	$(87.48)	$0.15	$0.11	$0.11

	2010 Quarters
	First	Second	Third	Fourth
	(As adjusted, in thousands, except per share amounts)

Revenue	$1,229,459	$1,279,257	$1,261,353	$1,352,564
Operating income (loss)	52,351	57,938	40,712	48,553
Income (loss) before income taxes	15,972	21,262	2,696	9,064
Net (loss) income(2)	8,425	10,810	1,294	4,890
Earnings (loss) per common share:
Basic(1)(2)	$0.08	$0.10	$0.01	$0.05
Diluted(1)(2)	$0.08	$0.10	$0.01	$0.04

(1)	Earnings per share are computed independently for each of the quarters presented and therefore may not sum to the total for the fiscal year.

(2)	Amounts are shown “as adjusted” for certain adjustments to the allocation of the effective tax rate among the quarters.

23.	SUPPLEMENTAL FINANCIAL INFORMATION

The following schedule summarizes valuation and qualifying accounts for the periods presented (in thousands):

	Predecessor		The Company
	Fiscal Year	Four Months	Eight Months	Fiscal Year
	Ended	Ended	Ended	Ended
	March 31,	July 31,	March 31,	March 31,
	2008	2008	2009	2010
Allowance for doubtful accounts
Beginning balance	$4,170	$4,364	$1,959	$1,648
Provision for doubtful accounts	7,116	1,038	2,082	1,371
Charges against allowance	(6,922)	(3,443)	(2,393)	(892)

Ending balance	$4,364	$1,959	$1,648	$2,127

BOOZ ALLEN HAMILTON HOLDING CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

24.	DISCONTINUED OPERATIONS

As discussed in Note 4, the Predecessor spun off its global commercial business into a stand-alone entity referred to as Booz & Company, Inc. on July 31, 2008. Accordingly, the following amounts related to the global commercial business have been segregated from continuing operations and included in discontinued operations, net of tax, in the consolidated statement of operations for fiscal 2008 and four months ended July 31, 2008 (in thousands):

	March 31,	July 31,
	2008	2008

Revenue	$1,147,612	$438,567
Operating expenses:
Cost of services	926,957	300,652
General and administrative expenses	315,537	1,142,880

Operating loss:	(94,882)	(1,004,965)
Interest and other income	16,165	2,741
Interest expense	(1,894)	(855)

	14,271	1,886

Loss before income tax benefit	(80,611)	(1,003,079)
Income tax benefit	9,505	154,708

Loss from discontinued operations, net of tax	$(71,106)	$(848,371)

Stock-Based Compensation

As discussed in Note 17, the Predecessor’s Officer Stock Rights Plan enabled officers of the Predecessor to purchase shares of stock. The global commercial business recorded stock-based compensation expense of $427.3 million in general and administrative expense related to the acceleration of stock rights and shadow stock units, and $541.8 million for the mark-up of redeemable common stock during the four months ended July 31, 2008. The value of the accelerated stock rights and the redeemable common stock was determined using the price per share paid in the Merger Transaction.

Defined Contribution Plans

As discussed in Note 14, the Company has a defined contribution plan. Total expense under ECAP related to the global commercial business was $34.3 million and $7.6 million for fiscal 2008 and four months ended July 31, 2008, respectively.

Defined Benefit Plan and Other Postretirement Benefit Plans

The Predecessor recognized total pension expense of $4.6 million and $500,000, and total postretirement expense of zero and $1.8 million, for its U.S. employees as a component of loss from discontinued operations for fiscal 2008 and four months ended July 31, 2008, respectively.

The officers and professional staff of the Predecessor employed in Germany were covered by a defined benefit pension plan, (the “Non-U.S. Plan”). As stipulated in the Merger Agreement, the Company is not liable for the pension obligations associated with the German Pension Plan. The Predecessor recognized total pension expense for the Non-U.S. Plan as a component of loss from discontinued operations of $29.7 million and $8.9 million for fiscal 2008 and four months ended July 31, 2008, respectively.

These plans were transferred to Booz & Company as new plans as part of the Merger Transaction.

BOOZ ALLEN HAMILTON HOLDING CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Lease Obligations

Rent expense related to the global commercial business, net of sublease income, was $30.3 million and $10.5 million for fiscal 2008 and four months ended July 31, 2008, respectively.

25.	SUBSEQUENT EVENTS

No material subsequent events have occurred since March 31, 2010 that require recognition in the March 31, 2010 consolidated financial statements.

The Company filed its initial Form S-1 registration statement on June 21, 2010, and an amendment to its registration statement on July 30, 2010.

The Company paid down $85.0 million of the Mezzanine Term Loan on August 2, 2010. Associated with that payment was a prepayment penalty of $2.6 million, and the Company will recognize write-offs of certain deferred financing costs and original issue discount associated with that repaid debt.

The Defense Contract Audit Agency, or the DCAA, routinely audits the Company’s government contracts and administrative systems and provides advice to the Defense Contract Management Agency, or the DCMA, concerning its audit findings. The DCMA considers the advice of the DCAA as the DCMA oversees the Company’s government contracts and administrative systems. On August 5, 2010, the Company received from the DCMA a notice of intent to disallow certain subcontractor labor costs identified in the DCAA’s report on audit of incurred costs for fiscal 2005 in the amount of approximately $17 million. Management believes such costs were allowable and, as requested by the notice, the Company intends to provide a written response explaining its position. The Company has not recorded a provision for the notice of intent to disallow the costs in question in the accompanying consolidated financial statements as of June 30, 2010.

Through and including          , 2010 (25 days after the date of this prospectus), all dealers that buy, sell or trade our Class A common stock, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

14,000,000 Shares

Class A Common Stock

PROSPECTUS

Morgan Stanley	Barclays Capital

BofA Merrill Lynch	Credit Suisse

Stifel Nicolaus Weisel

BB&T Capital Markets       Lazard Capital Markets       Raymond James

          , 2010

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution.

The following table sets forth the costs and expenses, other than the underwriting discount, payable by our company in connection with the sale of Class A common stock being registered. All amounts are estimates except the SEC registration fee and the FINRA filing fees.

SEC registration fee	$21,811
FINRA filing fee	$30,500
New York Stock Exchange listing fee	$250,000
Printing and engraving expenses	$600,000
Legal fees and expenses	$4,200,000
Accounting fees and expenses	$1,200,000
Blue Sky fees and expenses (including legal fees)	$25,000
Transfer agent and registrar fees and expenses	$5,000
Miscellaneous	$50,000

Total	$6,382,311

Item 14.	Indemnification of Directors and Officers.

Delaware General Corporation Law.  Section 145(a) of the Delaware General Corporation Law provides that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person’s conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that the person’s conduct was unlawful.

Section 145(b) of the Delaware General Corporation Law states that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which the person shall have been adjudged to be liable to the corporation unless and only to the extent that the Delaware Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, the person is fairly and reasonably entitled to indemnity for such expenses as the Delaware Court of Chancery or such other court shall deem proper.

Section 145(c) of the Delaware General Corporation Law provides that to the extent that a present or former director or officer of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections (a) and (b) of Section 145, or in defense of any claim, issue or matter therein, such person shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection therewith.

Section 145(d) of the Delaware General Corporation Law states that any indemnification under subsections (a) and (b) of Section 145 (unless ordered by a court) shall be made by the corporation only as authorized in the specific case upon a determination that indemnification of the present or former director, officer, employee or agent is proper in the circumstances because the person has met the applicable standard of conduct set forth in subsections (a) and (b) of Section 145. Such determination shall be made with respect to a person who is a director or officer at the time of such determination (1) by a majority vote of the directors who are not parties to such action, suit or proceeding, even though less than a quorum, (2) by a committee of such directors designated by majority vote of such directors, even though less than a quorum, (3) if there are no such directors, or if such directors so direct, by independent legal counsel in a written opinion or (4) by the stockholders.

Section 145(f) of the Delaware General Corporation Law states that the indemnification and advancement of expenses provided by, or granted pursuant to, the other subsections of Section 145 shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in such person’s official capacity and as to action in another capacity while holding such office.

Section 145(g) of the Delaware General Corporation Law provides that a corporation shall have the power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against any liability asserted against such person and incurred by such person in any such capacity or arising out of such person’s status as such, whether or not the corporation would have the power to indemnify such person against such liability under the provisions of Section 145.

Section 145(j) of the Delaware General Corporation Law states that the indemnification and advancement of expenses provided by, or granted pursuant to, Section 145 shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

Certificate of Incorporation.  Our company’s amended and restated certificate of incorporation filed as Exhibit 3.1 hereto provides that our company’s directors will not be personally liable to our company or its stockholders for monetary damages resulting from a breach of their fiduciary duties as directors. However, nothing contained in such provision will eliminate or limit the liability of directors (1) for any breach of the director’s duty of loyalty to our company or its stockholders, (2) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of the law, (3) under Section 174 of the Delaware General Corporation Law or (4) for any transaction from which the director derived an improper personal benefit.

Bylaws.  Our company’s amended and restated bylaws provide for the indemnification of the officers and directors of our company to the fullest extent permitted by the Delaware General Corporation Law. The bylaws provide that each person who was or is made a party to, or is threatened to be made a party to, any civil, criminal, administrative or investigative action, suit or proceeding by reason of the fact that such person is or was a director or officer of our company shall be indemnified and held harmless by our company to the fullest extent authorized by the Delaware General Corporation Law against all expense, liability and loss, including, without limitation, attorneys’ fees, incurred by such person in connection therewith, if such person satisfied the applicable standards of conduct set forth in the Delaware General Corporation Law.

Insurance.  Our company maintains directors’ and officers’ liability insurance, which covers directors and officers of our company against certain claims or liabilities arising out of the performance of their duties.

Indemnification Agreements.  Our company intends to enter into agreements to indemnify its directors and executive officers. These agreements will provide for indemnification of our company’s directors and executive officers to the fullest extent permitted by the Delaware General Corporation Law against all expenses, including attorneys’ fees, judgments, fines and settlement amounts incurred by any such person in actions or proceedings, including actions by our company or in its right, arising out of such person’s services as a director or executive officer of our company, any subsidiary of our company or any other company or enterprise to which the person provided services at our company’s request.

Underwriting Agreement.  Our company’s underwriting agreement with the underwriters will provide for the indemnification of the directors and officers of our company against specified liabilities related to this prospectus under the Securities Act in certain circumstances.

Item 15.	Recent Sales of Unregistered Securities.

On May 15, 2008, we sold 10,000 shares of common stock to Carlyle Partners V US, L.P. for aggregate consideration of $10.00.

In connection with the acquisition, on July 30, 2008 we issued 95,650,000 shares of our Class A common stock to Explorer Coinvest LLC for $956.5 million and issued (i) 5,641,870 shares of our Class A common stock, (ii) 2,325,200 shares of our Class B non-voting common stock, (iii) 2,028,270 shares of our Class C restricted common stock, (iv) 14,802,880 shares of our Class E special voting common stock and (v) options to purchase 14,802,920 shares of our Class A common stock, in each case, to employees and former employees in exchange for stock and options in the Predecessor.

In addition to the transactions described above, during the fiscal year ended March 31, 2009, we issued (i) 15,000 shares of our Class A common stock to two employees for aggregate consideration of $150,000 and (ii) 25,000 shares of our Class B non-voting common stock to a former employee for aggregate consideration of $250,000.

During the fiscal year ended March 31, 2010, we issued (i) 1,586,960 shares of our Class A common stock to certain officers and other employees in connection with the exercise of options for aggregate consideration of $1,388,100 and (ii) 19,070 shares of our Class A common stock to certain directors in lieu of payment of fees for their service as directors.

During the first quarter of fiscal 2011, we issued (i) 78,100 shares of our Class A common stock to an officer and a director for aggregate consideration of $999,914, (ii) 351,810 shares of our Class A common stock to certain officers and other employees in connection with the exercise of options for aggregate consideration of $1,502,580, (iii) 11,730 of our Class A common stock to certain directors in lieu of payment of fees for their service as directors, and (iv) 702,930 shares of our Class E special voting common stock to a family trust of an officer for aggregate consideration of $2,109.

During the second quarter of fiscal 2011, we issued 3,960,740 shares of our Class A common stock to certain officers and other employees in connection with the exercise of options for aggregate consideration of $10,004,341.

The sales and issuances described above in this Item 15 were effected in reliance on the exemptions for sales of securities not involving a public offering, as set forth in Rule 506 promulgated under the Securities Act and in Section 4(2) of the Securities Act, based on the following: (a) a private offering in connection with the initial capitalization of our company; or (b) (i) the investors confirmed to us that they were either “accredited investors,” as defined in Rule 501 of Regulation D promulgated under the Securities Act or had such background, education and experience in financial and business matters as to be able to evaluate the merits and risks of an investment in the securities; (ii) there was no public offering or general solicitation with respect to the offering; (iii) the investors acknowledged that all securities being purchased were “restricted securities” for purposes of the Securities Act, and agreed to transfer such securities only in a transaction registered under the Securities Act or exempt from registration under the Securities Act; and (iv) a legend was placed on the certificates representing each such security stating that it was restricted and could only be transferred if subsequently registered under the Securities Act or transferred in a transaction exempt from registration under the Securities Act.

Item 16.	Exhibits and Financial Statement Schedules.

Exhibit
No.		Description

1	.1**	Form of Underwriting Agreement
2	.1**	Agreement and Plan of Merger, dated as of May 15, 2008, by and among Booz Allen Hamilton Inc., Booz Allen Hamilton Holding Corporation (formerly known as Explorer Holding Corporation), Booz Allen Hamilton Investor Corporation (formerly known as Explorer Investor Corporation), Explorer Merger Sub Corporation and Booz & Company Inc.
2	.2**	Spin Off Agreement, dated as of May 15, 2008, by and among Booz Allen Hamilton Inc., Booz & Company Holdings, LLC, Booz & Company Inc., Booz & Company Intermediate I Inc. and Booz & Company Intermediate II Inc.
2	.3**	Amendment to the Agreement and Plan of Merger and the Spin Off Agreement, dated as of July 30, 2008, by and among Booz Allen Hamilton Inc., Booz Allen Hamilton Investor Corporation (formerly known as Explorer Investor Corporation), Explorer Merger Sub Corporation, Booz & Company Holdings, LLC, Booz & Company Inc., Booz & Company Intermediate I Inc. and Booz & Company Intermediate II Inc.
3.1		Form of Second Amended and Restated Certificate of Incorporation of Booz Allen Hamilton Holding Corporation
3	.2**	Form of Second Amended and Restated Bylaws of Booz Allen Hamilton Holding Corporation
4	.1**	Guarantee and Collateral Agreement, among Booz Allen Hamilton Investor Corporation (formerly known as Explorer Investor Corporation), Explorer Merger Sub Corporation as the Initial Borrower, Booz Allen Hamilton Inc., as the Surviving Borrower, and the Subsidiary Guarantors party thereto, in favor of Credit Suisse, as Collateral Agent, dated as of July 31, 2008
4	.2**	Guarantee Agreement, among Booz Allen Hamilton Investor Corporation (formerly known as Explorer Investor Corporation), Explorer Merger Sub Corporation as the Initial Borrower, Booz Allen Hamilton Inc., as the Surviving Borrower, and the Subsidiary Guarantors party thereto, and Credit Suisse, as Administrative Agent, dated as of July 31, 2008
4	.3**	Form of Amended and Restated Stockholders Agreement
4	.4**	Form of Irrevocable Proxy and Tag-Along Agreement
4	.5**	Form of Stock Certificate
5.1		Opinion of Debevoise & Plimpton LLP
10	.1**	Credit Agreement, among Booz Allen Hamilton Investor Corporation (formerly known as Explorer Investor Corporation), Explorer Merger Sub Corporation, as the Initial Borrower, Booz Allen Hamilton Inc., as the Surviving Borrower, the several lenders from time to time parties thereto, Credit Suisse AG, Cayman Islands Branch (formerly known as Credit Suisse), as Administrative Agent and Collateral Agent, Credit Suisse AG, Cayman Islands Branch (formerly known as Credit Suisse), as Issuing Lender, Banc of America Securities LLC and Credit Suisse Securities (USA) LLC, as Joint Lead Arrangers, and Banc of America Securities LLC, Credit Suisse Securities (USA) LLC, Barclays Capital, Goldman Sachs Credit Partners L.P., and Morgan Stanley Senior Funding, Inc., as Joint Bookrunners and Sumitomo Mitsui Banking Corporation, as Co-Manager, dated as of July 31, 2008
10	.2**	First Amendment to Credit Agreement, dated as of December 8, 2009
10	.3**	Mezzanine Credit Agreement, among Booz Allen Hamilton Investor Corporation (formerly known as Explorer Investor Corporation), Explorer Merger Sub Corporation, as the Initial Borrower, Booz Allen Hamilton Inc., as the Surviving Borrower, the several lenders from time to time parties thereto, Credit Suisse, as Administrative Agent, and Credit Suisse Securities (USA) LLC, Banc of America Securities LLC and Lehman Brothers Inc., as Joint Lead Arrangers and Joint Bookrunners, dated as of July 31, 2008
10	.4**	First Amendment to Mezzanine Credit Agreement, dated as of July 23, 2009
10	.5**	Second Amendment to Mezzanine Credit Agreement, dated as of December 7, 2009
10	.6**	Management Agreement, among Booz Allen Hamilton Holding Corporation (formerly known as Explorer Holding Corporation), Booz Allen Hamilton Inc., and TC Group V US, LLC, dated as of July 31, 2008.
10	.7**	Amended and Restated Equity Incentive Plan of Booz Allen Hamilton Holding Corporation†

Exhibit
No.		Description

10	.8**	Booz Allen Hamilton Holding Corporation Officers’ Rollover Stock Plan†
10	.9**	Form of Booz Allen Hamilton Holding Corporation Rollover Stock Option Agreement†
10	.10**	Form of Stock Option Agreement under the Equity Incentive Plan of Booz Allen Hamilton Holding Corporation†
10	.11**	Form of Stock Option Agreement under the Equity Incentive Plan of Booz Allen Hamilton Holding Corporation†
10	.12**	Form of Subscription Agreement†
10	.13**	Form of Restricted Stock Agreement for Directors under the Equity Incentive Plan of Booz Allen Hamilton Holding Corporation†
10	.14**	Form of Restricted Stock Agreement for Employees under the Equity Incentive Plan of Booz Allen Hamilton Holding Corporation†
10	.15**	Booz Allen Hamilton Holding Corporation Annual Incentive Plan†
10.16		Booz Allen Hamilton Holding Corporation Officers’ Retirement Plan†
10	.17**	Officer’s Comprehensive Medical and Dental Plans†
10	.18**	Retired Officer’s Comprehensive Medical and Dental Plans†
10	.19**	Excess ECAP Payment Program†
10	.20**	Group Variable Universal Life Insurance†
10	.21**	Group Personal Excess Liability Insurance†
10	.22**	Annual Performance Program†
10	.23**	Form of Booz Allen Hamilton Holding Corporation Director and Officer Indemnification Agreement
21	.1**	List of Subsidiaries
23.1		Consent of Debevoise & Plimpton LLP (included in Exhibit 5.1)
23.2		Consent of Ernst & Young LLP, Independent Auditors
24	.1**	Powers of Attorney
24.2		Power of Attorney

**	Previously filed.

†	Indicates management compensation plan.

Item 17.	Undertakings.

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Booz Allen Hamilton Holding Corporation has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in McLean, Virginia, on this 4th day of November, 2010.

BOOZ ALLEN HAMILTON HOLDING CORPORATION

By:	/s/ CG Appleby
Name: CG Appleby
Title: Executive Vice President, General Counsel and Secretary

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

* Ralph W. Shrader	President, Chief Executive Officer and Director (Principal Executive Officer)	November 4, 2010

* Samuel R. Strickland	Executive Vice President, Chief Financial Officer, Chief Administrative Officer and Director (Principal Financial and Accounting Officer)	November 4, 2010

* Peter Clare	Director	November 4, 2010

* Ian Fujiyama	Director	November 4, 2010

* Allan M. Holt	Director	November 4, 2010

* Philip A. Odeen	Director	November 4, 2010

* Charles O. Rossotti	Director	November 4, 2010

*By: /s/ CG Appleby
CG Appleby
Attorney-in-Fact

EXHIBIT INDEX

Exhibit
No.		Description

1	.1**	Form of Underwriting Agreement
2	.1**	Agreement and Plan of Merger, dated as of May 15, 2008, by and among Booz Allen Hamilton Inc., Booz Allen Hamilton Holding Corporation (formerly known as Explorer Holding Corporation), Booz Allen Hamilton Investor Corporation (formerly known as Explorer Investor Corporation), Explorer Merger Sub Corporation and Booz & Company Inc.
2	.2**	Spin Off Agreement, dated as of May 15, 2008, by and among Booz Allen Hamilton Inc., Booz & Company Holdings, LLC, Booz & Company Inc., Booz & Company Intermediate I Inc. and Booz & Company Intermediate II Inc.
2	.3**	Amendment to the Agreement and Plan of Merger and the Spin Off Agreement, dated as of July 30, 2008, by and among Booz Allen Hamilton Inc., Booz Allen Hamilton Investor Corporation (formerly known as Explorer Investor Corporation), Explorer Merger Sub Corporation, Booz & Company Holdings, LLC, Booz & Company Inc., Booz & Company Intermediate I Inc. and Booz & Company Intermediate II Inc.
3.1		Form of Second Amended and Restated Certificate of Incorporation of Booz Allen Hamilton Holding Corporation
3	.2**	Form of Second Amended and Restated Bylaws of Booz Allen Hamilton Holding Corporation
4	.1**	Guarantee and Collateral Agreement, among Booz Allen Hamilton Investor Corporation (formerly known as Explorer Investor Corporation), Explorer Merger Sub Corporation as the Initial Borrower, Booz Allen Hamilton Inc., as the Surviving Borrower, and the Subsidiary Guarantors party thereto, in favor of Credit Suisse, as Collateral Agent, dated as of July 31, 2008
4	.2**	Guarantee Agreement, among Booz Allen Hamilton Investor Corporation (formerly known as Explorer Investor Corporation), Explorer Merger Sub Corporation as the Initial Borrower, Booz Allen Hamilton Inc., as the Surviving Borrower, and the Subsidiary Guarantors party thereto, and Credit Suisse, as Administrative Agent, dated as of July 31, 2008
4	.3**	Form of Amended and Restated Stockholders Agreement
4	.4**	Form of Irrevocable Proxy and Tag-Along Agreement
4	.5**	Form of Stock Certificate
5.1		Opinion of Debevoise & Plimpton LLP
10	.1**	Credit Agreement, among Booz Allen Hamilton Investor Corporation (formerly known as Explorer Investor Corporation), Explorer Merger Sub Corporation, as the Initial Borrower, Booz Allen Hamilton Inc., as the Surviving Borrower, the several lenders from time to time parties thereto, Credit Suisse AG, Cayman Islands Branch (formerly known as Credit Suisse), as Administrative Agent and Collateral Agent, Credit Suisse AG, Cayman Islands Branch (formerly known as Credit Suisse), as Issuing Lender, Banc of America Securities LLC and Credit Suisse Securities (USA) LLC, as Joint Lead Arrangers, and Banc of America Securities LLC, Credit Suisse Securities (USA) LLC, Barclays Capital, Goldman Sachs Credit Partners L.P., and Morgan Stanley Senior Funding, Inc., as Joint Bookrunners and Sumitomo Mitsui Banking Corporation, as Co-Manager, dated as of July 31, 2008
10	.2**	First Amendment to Credit Agreement, dated as of December 8, 2009
10	.3**	Mezzanine Credit Agreement, among Booz Allen Hamilton Investor Corporation (formerly known as Explorer Investor Corporation), Explorer Merger Sub Corporation, as the Initial Borrower, Booz Allen Hamilton Inc., as the Surviving Borrower, the several lenders from time to time parties thereto, Credit Suisse, as Administrative Agent, and Credit Suisse Securities (USA) LLC, Banc of America Securities LLC and Lehman Brothers Inc., as Joint Lead Arrangers and Joint Bookrunners, dated as of July 31, 2008
10	.4**	First Amendment to Mezzanine Credit Agreement, dated as of July 23, 2009
10	.5**	Second Amendment to Mezzanine Credit Agreement, dated as of December 7, 2009
10	.6**	Management Agreement, among Booz Allen Hamilton Holding Corporation (formerly known as Explorer Holding Corporation), Booz Allen Hamilton Inc., and TC Group V US, LLC, dated as of July 31, 2008.
10	.7**	Amended and Restated Equity Incentive Plan of Booz Allen Hamilton Holding Corporation†

Exhibit
No.		Description

10	.8**	Booz Allen Hamilton Holding Corporation Officers’ Rollover Stock Plan†
10	.9**	Form of Booz Allen Hamilton Holding Corporation Rollover Stock Option Agreement†
10	.10**	Form of Stock Option Agreement under the Equity Incentive Plan of Booz Allen Hamilton Holding Corporation†
10	.11**	Form of Stock Option Agreement under the Equity Incentive Plan of Booz Allen Hamilton Holding Corporation†
10	.12**	Form of Subscription Agreement†
10	.13**	Form of Restricted Stock Agreement for Directors under the Equity Incentive Plan of Booz Allen Hamilton Holding Corporation†
10	.14**	Form of Restricted Stock Agreement for Employees under the Equity Incentive Plan of Booz Allen Hamilton Holding Corporation†
10	.15**	Booz Allen Hamilton Holding Corporation Annual Incentive Plan†
10.16		Booz Allen Hamilton Holding Corporation Officers’ Retirement Plan†
10	.17**	Officer’s Comprehensive Medical and Dental Plans†
10	.18**	Retired Officer’s Comprehensive Medical and Dental Plans†
10	.19**	Excess ECAP Payment Program†
10	.20**	Group Variable Universal Life Insurance†
10	.21**	Group Personal Excess Liability Insurance†
10	.22**	Annual Performance Program†
10	.23**	Form of Booz Allen Hamilton Holding Corporation Director and Officer Indemnification Agreement
21	.1**	List of Subsidiaries
23.1		Consent of Debevoise & Plimpton LLP (included in Exhibit 5.1)
23.2		Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm
24	.1**	Powers of Attorney
24.2		Power of Attorney

**	Previously filed.

†	Indicates management compensation plan.